
10013550

moneyshop.tv
The Money Shop
The UK's No1 for cheque cashing, cash advances and cash loans


Received SEC
OCT 18 2010
Washington, DC 20549

2010 ANNUAL REPORT

DOLLAR FINANCIAL CORP



CANADA

465 LOCATIONS



UNITED STATES

332 LOCATIONS



UNITED KINGDOM AND REPUBLIC OF IRELAND

383 LOCATIONS



POLAND

IN-HOME LENDING IN
7 TERRITORIES

Dollar Financial Corp. is a leading international diversified financial services company serving primarily unbanked and under-banked consumers for over 30 years.

Through its retail storefront locations as well as by other means, such as via the Internet and in-home lending, Dollar Financial Corp. provides a range of consumer financial products and services in five countries, Canada, the United Kingdom, the United States, the Republic of Ireland and Poland, to consumers who, for reasons of convenience and accessibility, purchase some or all of their financial services from the Company rather than from banks and other financial institutions. The Company's products, principally its short-term consumer loans, check cashing services, secured pawn loans and gold buying services, provide customers with immediate access to cash for living expenses or other episodic needs. The Company also offers high-value ancillary services, including Western Union money order and money transfer products, electronic tax filing, reloadable VISA® and MasterCard® debit cards, foreign currency exchange, and other services. In addition, through its branded Military Installment Loan and Education Services, or MILES® program, the Company provides fee based services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank.

At June 30, 2010, the Company's global retail operations consisted of 1,180 locations, including 1,058 company-operated financial services stores and 122 franchised and agent locations, conducting business primarily under the names Money Mart®, The Money Shop®, Loan Mart®, Money Corner®, Insta-Cheques® and The Check Cashing Store® in Canada, the United Kingdom, the United States, the Republic of Ireland, and Poland.

FINANCIAL HIGHLIGHTS ($ IN MILLIONS)

	2008	2009	2010
Total Revenue	$ 572.2	$ 527.9	**$ 610.9**
Store Operating Expenses	373.0	346.1	**364.6**
Store Operating Margin	199.2	181.8	**246.3**
Margin Percentage	34.8%	34.4%	**40.3%**
Corporate Expenses	70.9	68.2	**86.8**
Interest Expense	44.4	43.7	**68.9**
Provision for Litigation Settlements	0.3	57.9	**29.1**
Loss on Extinguishment of Debt	0.1	0.0	**9.5**
Loss on Derivatives Not Designated as Hedges	0.2	0.0	**12.9**
Unrealized Foreign Exchange (Gain) Loss	0.0	(5.5)	**10.1**
Other Expenses	3.9	9.3	**12.8**
Income Before Income Taxes	$ 79.4	$ 8.2	**$ 16.2**
One-Time Charges:			
Non-Cash Interest on Convertible Debt	8.1	8.9	**8.9**
Unrealized Foreign Exchange (Gain) Loss	0.0	(5.5)	**10.1**
Non-Cash Impact of Hedge Ineffectiveness	0.2	0.0	**3.6**
Cross-Currency Swap Amortization	0.0	0.2	**4.2**
Loss on Extinguishment of Debt	0.1	0.0	**9.5**
Provision for Litigation Settlements	0.3	57.9	**29.1**
Loss on Store Closings	3.0	10.3	**3.3**
Write-Off of Acquisition Costs	0.0	0.5	**2.9**
Pro forma Income Before Income Taxes	$ 91.1	$ 80.5	**$ 87.8**
Stores	1,452	1,206	**1,180**

TO OUR SHAREHOLDERS,

I am pleased to announce another year of record performance for our Company with total consolidated revenue increasing 15.7% to a record $610.9 million for fiscal 2010, while total adjusted EBITDA increased by 31.6% to a record $182.2 million. Excluding non-recurring and non-cash charges, pro forma income before income taxes increased by 9.0% to $87.8 million, compared to $80.5 million for the prior fiscal year, while fully-diluted operating earnings per share was $2.01 compared to $1.90 for fiscal 2009.

This strong performance was achieved despite a challenging global economy marked by high unemployment and a significantly reduced average work week for hourly wage based workers. During the economic downturn, we continued to focus on positioning the Company for long term growth while fine tuning the fundamentals of our business. As a result, we achieved the strongest credit performance for both our check cashing and loan products in the history of our company, while we also continued to improve the cost structure of our global store network; all leading to record operating margins. Furthermore, we completed a number of key acquisitions in fiscal 2010 that further diversified our global geographic footprint, product set and sales channel strategies, which we expect will provide the next generation of growth for our Company.

In June 2009, we acquired Optima, S.A., a door stop lending business in Poland. Our focus in Poland has been to develop and invest in the technology and management infrastructure necessary to position the Polish business for further geographic expansion in fiscal 2011. We believe this platform can be expanded throughout Poland into areas with higher population densities and into Eastern Europe.

Through targeted advertising campaigns in trade journals and internet channels, we are also focused on increasing the volume of cash advances through our Merchant Cash Express business in the United Kingdom, acquired in October 2009. We see a strong opportunity to expand the size of this business, which provides access to working capital for small retail businesses by providing cash advances against a percentage of future credit card sales. We believe that providing the working capital needs of small businesses is a significantly under-served market in the United Kingdom, and foresee a future opportunity to leverage this platform and introduce a similar business model in the United States and other countries.

In December 2009, we acquired Dealers' Financial Services, which provides fee-based auto lending and insurance services to military personnel in the United States. This business contributed $4.9 million of incremental EBITDA for the fiscal 2010 fourth quarter despite additional expenditures to bolster the technology platform and management infrastructure to support future growth within the core customer segments, as well as the potential expansion beyond the currently served military grade levels.

In April 2010, we acquired Suttons & Robertsons, a high end pawn lending business in the United Kingdom and the fourth largest pawn broking store chain in the country. Two of the acquired stores were founded in 1770 and 1797, and are thought to be the oldest pawn broking stores in London. This acquisition provides us with long-standing brands, proven expertise, and another business model to further diversify and expand our multi-country, multi-product and multi-channel platform into the high end pawn broking market, which has very little competition in the United Kingdom. This acquisition nicely complements the two "Robert Biggar" traditional pawn shops the Company had previously acquired in Scotland, which were originally opened in the year 1830.

As a result of our successful acquisition and product development strategy, revenue generated from new products and geographies acquired or developed over the last two years accounted for approximately 17.0%







of our total consolidated revenue for the fiscal 2010 fourth quarter and 22.0% of our total adjusted EBITDA. Furthermore, revenue from secured pawn lending and fee based products, such as the military lending services business, check cashing, money transfer, foreign exchange, gold purchasing and others, collectively accounted for nearly 50% of our total consolidated revenue. This progresses our strategy to significantly reduce any potential risk to our business from a degradation in the overall credit landscape of our customer base, or unfavorable developments in the regulatory environment in the countries in which we operate.

During fiscal 2010, we also continued to bolster and invest in our global management team to support our long-term growth strategies. We further expanded our global credit analytics group, which began last fiscal year with the hiring of a seasoned Chief Credit Officer with deep experience in the sub-prime credit card industry. The credit analytics group is expected to provide a strong backbone to our business as we expand into new countries, continue the development of our global internet consumer lending platform, as well as test other new consumer loan products. We hired an experienced senior executive with responsibility for the development and expansion of our Polish market and other potential new markets in Eastern Europe. We also recently announced the hiring of a Chief Information Officer and a V.P. of eCommerce, who both have deep experience in their disciplines. Their knowledge and expertise will be invaluable with respect to leveraging new technologies in the deployment of our many products and services through existing and evolving e-channel strategies internationally.

With respect to our core businesses, the Canadian regulatory environment has substantially been clarified with the passage of provincial regulations in provinces that now account for more than 95% of our company-operated store base. To capitalize on this opportunity, we are squarely focused on growing our Canadian business in fiscal 2011 with the resumption of mass media advertising campaigns as well as the renewal of our de novo store build program. We intend to leverage our multi-product store platform and position as the largest and lowest cost provider in the industry by offering products and services at prices below our competitors, to facilitate growth in revenue and further enhance our leading "Money Mart" brand and our leading share of the Canadian market.

In the United Kingdom, we continued to widen our store footprint with the opening of 50 de novo stores in fiscal 2010, which now brings us to 330 company operated stores in that market. The U.K. has the fewest number of retail financial services stores in relation to the under-banked population when compared to the U.S. and Canada, which should provide ample opportunity for us to continue to expand and grow our store network as well as our "Express Finance" internet lending business we had acquired in fiscal 2009, for a number of years to come.

It is our strategy to be the leading provider of diversified financial services to unbanked and under-banked consumers around the world, and to deliver these services through the most preferred and convenient means to our customers. This may include a "bricks and mortar" store based model, a global internet platform, the in-home loan servicing model widely used throughout Poland and Eastern Europe, or other new technologies and platforms that we are either in the process of developing internally or are seeking to acquire. We believe we are well positioned to continue to execute on this strategy, with significant opportunities in both our core businesses and the new businesses we recently added to our global enterprise. We have a robust pipeline of global acquisition candidates along with approximately $200.0 million of investible cash, and a new long-term debt structure that provides the needed flexibility for us to act on these opportunities. We certainly believe the future for our Company is the brightest it has ever been. On behalf of the Board of Directors and our 5,000 employees now spanning five countries, we once again thank you for your continued support and investment in our Company.

Sincerely,

Jeff Weiss
Chairman and Chief Executive Officer

CORPORATE INFORMATION

Corporate Headquarters
Dollar Financial Corp.
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400
www.dfg.com

Annual Meeting
The annual meeting of shareholders will be held at 8:30am on Thursday, November 11, 2010.
The Boca Raton Bridge Hotel
999 E Camino Real
Boca Raton, FL 33432

Common Stock Listing
The Company's common stock is listed on the NASDAQ Global Select Market under the symbol DLLR.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(Tel) 800-937-5449

Counsel
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
(Tel) 215-981-4000

Independent Accountants
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Investor Relations
FD
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005
(Tel) 212-850-5600


DOLLAR
FINANCIAL CORP

BOARD OF DIRECTORS

Jeffrey Weiss
Chairman and Chief Executive Officer
Dollar Financial Corp.

David Jessick
Retired Senior Executive Vice President and Chief Administrative Officer
Rite Aid Corporation

Kenneth W. Schwenke
Managing Director
Gravitas, LLC

John Gavin
Operating Partner
LLR Partners

Clive Kahn
Chief Executive Officer
Cardsave Group Limited

Ronald McLaughlin
Chapman, Inc.

Michael Kooper
Area Chairman
Gallagher Benefit Services, Inc.

SENIOR MANAGEMENT TEAM

Jeffrey Weiss
Chairman of the Board and Chief Executive Officer

Randy Underwood
Executive Vice President and Chief Financial Officer

Norm Miller
Executive Vice President and Chief Operating Officer

Sydney Franchuk
Executive Vice President and Chairman, National Money Mart

Mike Coury
Senior Vice President and Chief Information Officer

Silvio Piccini
Senior Vice President and Managing Director, United Kingdom Operations

Jeff Wheatley
Managing Director, Global Strategy and Development

Ken Fisher
Managing Director of Corporate Development

Roy W. Hibberd
Senior Vice President, Corporate Secretary and General Counsel

Mike Hudachek
Senior Vice President, President, US Retail Operations

Carl Spilker
Senior Vice President and Chief Credit Officer

Paul Mildenstein
Senior Vice President, Global Strategy and Development

William Athas
Senior Vice President, Finance and Corporate Controller

Melissa Soper
Senior Vice President, Corporate Administration

Peter Sokolowski
Senior Vice President, Finance and Corporate Treasurer

Carole Cross
Senior Vice President of E-Commerce

DOLLAR FINANCIAL CORP.

1436 LANCASTER AVENUE, SUITE 300
BERWYN, PA 19312
(610) 296-3400

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on November 11, 2010

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Dollar Financial Corp., a Delaware corporation, to be held at The Boca Raton Bridge Hotel located at 999 East Camino Real, Boca Raton, Florida 33432 on Thursday, November 11, 2010, at 8:30 a.m., local time. The purpose of the meeting is to consider and take action on the proposals listed below:

1. To elect two persons to serve as Class C directors on our board of directors for a three-year term and until their successors are duly elected and qualified;

2. To amend and restate the Dollar Financial Corp. 2007 Equity Incentive Plan to increase the number of shares of our common stock, par value $0.001, available for issuance under the Plan from 2,500,000 to 7,000,000 and to make certain other changes to the Plan;

3. To approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock, par value $0.001, from 55,500,000 to 100,000,000;

4. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011; and

5. To transact such other business as may properly come before the meeting and any adjournments or postponements of the meeting.

The board of directors has fixed the close of business on September 24, 2010 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the meeting and any adjournments or postponements of the meeting. Only holders of record of common stock at the close of business on the record date will be entitled to receive notice of, and to vote, at the meeting and at any adjournments or postponements of the meeting. At the annual meeting, such stockholders will be asked to consider and take action on the proposals discussed in the accompanying proxy statement and any other matter that properly comes before the annual meeting or any adjournment or postponement thereof.

Sincerely,

/s/ Roy W. Hibberd

Roy W. Hibberd Senior Vice President,
General Counsel and Secretary

October 14, 2010

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE ACT PROMPTLY TO VOTE YOUR SHARES. YOU MAY VOTE YOUR SHARES BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE PAID ENVELOPE PROVIDED. YOU MAY ALSO VOTE YOUR SHARES BY TELEPHONE OR THROUGH THE INTERNET BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE PROXY CARD. IF YOU ATTEND THE MEETING, YOU MAY VOTE YOUR SHARES IN PERSON, EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY IN WRITING, BY TELEPHONE OR THROUGH THE INTERNET.

DOLLAR FINANCIAL CORP.

1436 LANCASTER AVENUE, SUITE 300
BERWYN, PA 19312
(610) 296-3400

PROXY STATEMENT

DATED OCTOBER 14, 2010

FOR THE ANNUAL MEETING OF STOCKHOLDERS

To be held on November 11, 2010

Introduction

The enclosed proxy is solicited by and on behalf of the board of directors of Dollar Financial Corp., a Delaware corporation, which we refer to in this proxy statement as the company, we or us, for use at the annual meeting of stockholders to be held on Thursday, November 11, 2010 at 8:30 a.m., local time, and at any postponement or adjournment thereof, which we refer to in this proxy statement as the annual meeting. This proxy statement and the enclosed form of proxy are first being mailed to stockholders on or about October 14, 2010.

Only stockholders of record at the close of business on September 24, 2010, which we refer to in this proxy statement as the record date, will be entitled to notice of, and to vote, at the annual meeting and any adjournments or postponements thereof. At the annual meeting, such stockholders will be asked to consider and take action on the proposals discussed in this proxy statement and any other matter that properly comes before the annual meeting or any adjournment or postponement thereof.

Our 2010 Annual Report to Stockholders containing our consolidated financial statements for our fiscal year ended June 30, 2010, which we refer to in this proxy statement as our fiscal 2010, is being mailed together with this proxy statement to all stockholders entitled to vote at the annual meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 11, 2010: The Notice of Annual Meeting, this Proxy Statement and our 2010 Annual Report to Stockholders are available on our website at http://www.dfg.com/ir.

TABLE OF CONTENTS

VOTING

The Purpose of the Annual Meeting

At our annual meeting, stockholders will act upon the matters outlined in the notice of annual meeting above, including:

- the election of two Class C directors;
- the amendment and restatement of the Dollar Financial Corp. 2007 Equity Incentive Plan, which we refer to in which proxy statement as our 2007 equity incentive plan, to increase the number of shares of our common stock, par value $0.001 per share, which we refer to in this proxy statement as our common stock, available for issuance under our 2007 equity incentive plan from 2,500,000 to 7,000,000 and to make certain other changes to our 2007 equity incentive plan;
- an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 55,500,000 to 100,000,000; and
- ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ended June 30, 2011, which we refer to in this proxy statement as our fiscal 2011.

Persons Entitled to Vote at the Annual Meeting

The record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting is the close of business on September 24, 2010. Each holder of shares of our common stock as of the record date is entitled to vote. On the record date, there were 24,372,947 shares of our common stock issued and outstanding. Each share of our common stock outstanding on the record date is entitled to one vote on each matter to be voted on at the annual meeting. Stockholders have no cumulative voting rights.

How To Vote

Registered Holders. If you are a registered holder (meaning that your shares are held directly in your name), you are not required to attend the annual meeting in order to be able to vote. While you may attend the annual meeting and vote your shares in person, you also may choose to submit your proxies by any of the following methods:

- *Voting by Mail*. If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted **FOR** the election of all director nominees, **FOR** the amendment and restatement of the Dollar Financial Corp. 2007 Equity Incentive Plan, **FOR** the amendment to our Amended and Restated Certificate of Incorporation and **FOR** ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2011. If any other matter should be properly presented at the annual meeting for action by our stockholders, the persons named in the proxy card will vote in accordance with the recommendations of our board of directors, or if no recommendation is given, in their own discretion on such matter.
- *Voting by Telephone*. You may vote your shares by telephone by calling the toll-free telephone number provided on the proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the proxy card. The procedures allow you to appoint a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.
- *Voting by Internet*. You may vote through the Internet by signing onto the website identified on the proxy card and following the procedures described in that website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the proxy card. The procedures allow you to appoint a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote through the Internet, you should not return your proxy card.

Shares Held in "Street Name." If you are a stockholder whose shares are held in "street name" (*i.e.*, in the name of a broker, bank or other record holder), you must either direct the record holder of your shares how to vote your shares or obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting. You will receive separate instructions from the broker, bank or other record holder describing how to vote your shares. The availability of telephonic or Internet voting will depend on the voting process of the broker, bank or other record holder. Please check with the broker, bank or other record holder and follow the voting procedures that they provide to you.

Recommendations of our Board of Directors

The recommendations of our board of directors are set forth below, together with the description of each item in this proxy statement. In summary, our board of directors recommends a vote:

- **FOR** the election of the nominated Class C directors (see *"Proposal 1: Election of Directors"*);
- **FOR** the amendment and restatement of the Dollar Financial Corp. 2007 Equity Incentive Plan in order to increase the number of shares of our common stock available for issuance under the plan and to make certain other changes to the plan (see *"Proposal 2: Amendment of Dollar Financial Corp. 2007 Equity Incentive Plan"*);
- **FOR** the amendment of our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 55,500,000 to 100,000,000 (see *"Proposal 3: Amendment to Amended and Restated Certificate of Incorporation"*); and
- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2011 (see *"Proposal 4: Ratification of the Appointment of Independent Registered Public Accounting Firm"*).

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote as recommended by our board of directors or, if no recommendation is given, in their own discretion.

IF YOU SIGN AND RETURN YOUR PROXY CARD BUT DO NOT SPECIFY HOW YOU WANT TO VOTE YOUR SHARES, THE PERSONS NAMED AS PROXY HOLDERS ON THE PROXY CARD WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF OUR BOARD OF DIRECTORS.

How to Revoke Your Vote

You may revoke your proxy at any time before it is voted at the annual meeting by any of the following methods:

- Submitting a later-dated proxy by mail, over the telephone or through the Internet.
- Sending a written notice, including by telegram or telecopy, to our Secretary. You must send any written notice of a revocation of a proxy so as to be delivered before the taking of the vote at the annual meeting to:

  Dollar Financial Corp.
  1436 Lancaster Avenue, Suite 300
  Berwyn, PA 19312
  Attention: Roy W. Hibberd, Senior Vice President, General Counsel and Secretary

- Attending the annual meeting and voting in person. Your attendance at the annual meeting will not in and of itself revoke your proxy. You must also vote your shares at the annual meeting. If your shares are held in the name of a bank, broker or other record holder, you must obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting.

Quorum and Votes Required

Our bylaws provide that at any meeting of stockholders, the holders of a majority of the issued and outstanding shares of common stock entitled to vote at the annual meeting, present in person or by proxy, constitute a quorum for the transaction of business. Both abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. The election of directors will be decided by a plurality of the votes cast, in person or by proxy, at the annual meeting. Accordingly, abstentions and broker non-votes will not affect the outcome of the election of directors. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner.

Approval of the proposal to amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock requires the affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the meeting. On all other matters being submitted to stockholders, including the proposal to amend and restate our 2007 equity incentive plan to increase the number of shares available for issuance under our 2007 equity incentive plan and the proposal to ratify the selection of auditors for fiscal 2011, the affirmative vote of a majority of the votes cast affirmatively or negatively on the matter is required for approval. Accordingly, abstentions and broker non-votes will not affect the outcome with respect to such proposals, but they will have the effect of a vote against the proposal to amend our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock.

The persons named as proxies and attorneys-in-fact are our officers. All properly executed proxies returned in time to be counted at the annual meeting will be voted. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications, and will be voted FOR the proposal if no specification is indicated. IN THE ABSENCE OF SPECIFIC DIRECTION, SHARES REPRESENTED BY A PROXY WILL BE VOTED "**FOR**" THE ELECTION OF ALL DIRECTORS, "**FOR**" THE AMENDMENT AND RESTATEMENT OF OUR 2007 EQUITY INCENTIVE PLAN, "**FOR**" THE AMENDMENT OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND "**FOR**" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2011.

PROPOSAL 1: ELECTION OF DIRECTORS

We currently have seven directors. Our bylaws provide for a classified board of directors, consisting of three classes of directors (Class A, Class B and Class C), with each class serving a staggered three-year term. As a result, only a portion of our board of directors is elected each year. The two director nominees identified below are to be elected by our stockholders at our upcoming annual meeting as Class C directors, each to hold office for a three-year term expiring in 2013 or until his successor is duly elected and qualified. The directors have no reason to believe that either of the nominees will be unable or unwilling to be a candidate for election at the time of the annual meeting. If either nominee is unable or unwilling to serve, the persons named in the proxy will use their best judgment in selecting and voting for a substitute candidate or our board of directors may reduce the number of directors.

Each individual elected as a director at the annual meeting will serve until the annual meeting of stockholders to be held in 2013 or until his successor is duly elected and qualified.

Proposed Nominees for Election as Class C Directors for a Three-Year Term Continuing Until the 2013 Annual Meeting of Stockholders

The following table sets forth information with respect to the directors nominated for re-election as Class C directors at the annual meeting.

Name	Age	Position
Clive Kahn	52	Director
John Gavin	54	Director

The nominees for election as Class C directors were recommended for nomination to our board by the corporate governance and nominating committee.

The following are biographical summaries of the directors identified above:

Clive Kahn has served as a director since 2007. Mr. Kahn, a chartered accountant, has served since August 2007 as the Chief Executive Officer of Cardsave Group, Ltd., a provider of point of sale terminals and credit card processing facilities. Prior to that, Mr. Kahn was the Chief Executive Officer of Travelex Limited. Prior to becoming Chief Executive Officer, Mr. Kahn was the Chief Financial Officer of Travelex Limited. Mr. Kahn was employed by Travelex for 21 years. Prior to his employment with Travelex, Mr. Kahn practiced as a chartered accountant with the firm of BDO Stoy Hawyard. We believe that Mr. Kahn is qualified to serve on our board of directors because of his extensive management and operational experience, including his experience in the foreign exchange industry, as well as his financial and accounting experience.

John Gavin has served as a director since 2007. Presently, Mr. Gavin is serving as an Operating Partner with LLR Partners, a growth oriented private equity firm with $1.3 billion under management. Mr. Gavin previously served as the Vice Chairman, and was the Chief Executive Officer and President of DBM (Drake, Beam, Morin), an international career management and transitions management firm. Before joining DBM in 2006, Mr. Gavin was President and Chief Operating Officer of Right Management Consultants, a global provider of integrated consulting solutions across the employment lifecycle. Mr. Gavin originally joined Right Management as Executive Vice President of Business Development in 1996. Prior to joining Right Management, Mr. Gavin worked for Andersen Worldwide. Mr. Gavin is a director of Interline Brands, Inc., a distributor of maintenance, repair and operating products, and CSS Industries, Inc., a consumer products company. From 2000 to 2005, Mr. Gavin was a director of Opinion Research Corporation. We believe that Mr. Gavin is qualified to serve on our board of directors because of his extensive management and operational experience, his current and prior service on the board of directors of other publicly and privately held companies and his financial and accounting experience, including his experience as a certified public accountant with a nationally recognized public accounting firm and his service on the audit committees of other publicly held companies.

Required Vote

Directors are elected by a plurality of votes cast at the annual meeting.

Our board of directors unanimously recommends that stockholders vote "FOR" Proposal 1 to elect each of the nominated directors.

Directors Whose Terms Do Not Expire at the Annual Meeting

The following table sets forth information with respect to the remaining members of our board of directors:

Name	Age	Position	Annual Meeting at Which Term Expires
Jeffrey A. Weiss	67	Chairman of the Board and Chief Executive Officer	2011
Ronald McLaughlin	59	Director	2011
David Jessick	57	Director	2012
Kenneth Schwenke	57	Director	2012
Michael Kooper	75	Director	2012

The following are biographical summaries of the remaining members of our board of directors:

Jeffrey A. Weiss has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc., an investment banking firm, acquired us in 1990. Until 1992, Mr. Weiss was also a Managing Director at Bear Stearns & Co. with primary responsibility for that firm's investments in small to mid-sized companies, in addition to serving as chairman and chief executive officer for several of these companies. We believe that Mr. Weiss is qualified to serve on our board of directors because of his extensive operational experience with us and his knowledge of our industry.

Ronald McLaughlin has served as a director since 2008. Mr. McLaughlin founded Chapman Inc. in 2000 and since that time has worked with a variety of clients, directly and through Chapman Inc. or a partnership with McLaughlin-Moses on a diverse array of mandates, including raising investment capital, strategic government relations and developing strategic alternatives for businesses that would benefit from effective partnering with the Canadian government. From 1997 to 2000, Mr. McLaughlin was the Chief of Staff for the

Premier of the Province of Ontario. He currently serves on the board of directors of Pro-Demnity Insurance Company. We believe that Mr. McLaughlin is qualified to serve on our board of directors because of his extensive management and operational experience and his understanding of matters relating to the Canadian marketplace.

David Jessick has served as a director since 2005. Self-employed since 2005, Mr. Jessick served as a consultant to the Chief Executive and Senior Financial staff at Rite Aid Corporation from July 2002 to February 2005. Mr. Jessick served as Rite Aid's Senior Executive Vice President and Chief Administrative Officer from December 1999 to June 2002. Prior to that, from February 1997 to June 1999, Mr. Jessick was the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. From 1979 to 1996, he held various roles of increasing responsibility at Thrifty Payless Holdings, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1996. Mr. Jessick began his career as a Certified Public Accountant for Peat, Marwick, Mitchell & Co. He currently serves on the board of directors of Big 5 Sporting Goods Corporation (audit committee chair and nominating committee member and compensation committee) and Rite Aid Corporation (audit committee chair). From 2005 to 2007, Mr. Jessick served as a member of the board of directors of Pathmark Stores, Inc., from 2005 to 2008, Mr. Jessick served as a member of the board of directors of Pinnacle Foods Group, Inc., and from 2005 to 2009, Mr. Jessick served as a member of the board of directors of Source Interlink Companies, Inc. We believe that Mr. Jessick is qualified to serve on our board of directors because of his extensive accounting and financial experience, his current and prior service on the board of directors of other publicly and privately held companies, including membership on multiple audit committees, and his management and operational experience, including his more than 30 years' experience as a corporate executive and chief financial officer of publicly traded companies in the retail sector.

Kenneth Schwenke has served as a director since 2006. After graduation from Syracuse University and service as an officer in the U.S. Marine Corps, Mr. Schwenke received an MBA degree from Duke University in 1986. He then served as a Senior Human Resources Executive for companies including PepsiCo, Honeywell, and Aramark, leaving Aramark as SVP HR in 2001 to found the Off-Campus Dining Network, exiting with a sale to Sodexo, Inc. in 2006. Mr. Schwenke then founded Gravitas LLC in 2007, where he currently serves as managing partner. Mr. Schwenke additionally serves as an Adjunct Professor of Business at Villanova University, on the boards of four privately-held companies, as a board member for the Marine Corps Association Foundation, and as a Trustee of the Haverford School. We believe that Mr. Schwenke is qualified to serve on our board of directors because of his extensive management and operational experience, including his experience in the human resources field.

Michael Kooper has served as a director since 2008. Since November 2004, Mr. Kooper has been the Area Chairman of Gallagher Benefit Services, Inc., a benefits consulting firm. From December 1998 until November 2004, Mr. Kooper was the President of The Kooper Group, a benefits consulting firm. We believe that Mr. Kooper is qualified to serve on our board of directors because of his extensive management and strategic experience, including his experience in the employee benefits area.

Director Compensation

The following table sets forth compensation paid to our non-employee directors during the year ended June 30, 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David Jessick	$ 94,000	$90,938	$ 98,936	—	—	—	$283,874
Kenneth Schwenke	$102,000	$90,938	$ 99,934	—	—	—	$292,872
John Gavin	$ 96,500	$90,938	$100,744	—	—	—	$288,182
Clive Kahn	$ 86,000	$90,938	$100,744	—	—	—	$277,735
Michael Kooper	$ 88,500	$90,938	$ 90,937	—	—	—	$270,375
Ronald McLaughlin	$ 88,000	$90,938	$ 90,937	—	—	—	$269,875

(1) The amounts shown in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to fiscal 2010. The valuation assumptions for our stock options are described in Note 4 to our audited consolidated financial statements included in our Annual Report on Form 10-K for fiscal 2010. On November 11, 2009, each of Messrs. Gavin, Jessick, Kahn, Kooper, McLaughlin and Schwenke received an option to purchase 7,068 shares of our common stock with a grant date fair value of $84,000 and each was granted an award of restricted stock units to purchase 3,675 shares of our common stock with a grant date fair value of $84,000. As of June 30, 2010, Mr. Jessick held options to purchase an aggregate of 49,981 shares of common stock and 17,017 restricted stock units, Mr. Schwenke held options to purchase an aggregate of 51,856 shares of common stock and 18,775 restricted stock units, Mr. Gavin held options to purchase an aggregate of 42,481 shares of common stock and 17,017 restricted stock units, Mr. Kahn held options to purchase an aggregate of 42,481 shares of common stock and 21,602 restricted stock units, Mr. Kooper held options to purchase an aggregate of 34,846 shares of common stock and 16,947 restricted stock units, and Mr. McLaughlin held options to purchase an aggregate of 34,846 shares of common stock and 16,947 restricted stock units.

Compensation of Independent Directors

Our independent directors are eligible to receive the following annual compensation:

- Annual retainer of $40,000;
- Annual retainer for members of the audit committee of $5,000;
- Annual retainer for members of the human resources and compensation committee of $3,000;
- Annual retainer for members of the corporate governance and nominating committee of $3,000;
- Annual retainer for chairman of the audit committee of $10,500;
- Annual retainer for chairman of the human resources and compensation committee of $7,500;
- Annual retainer for chairman of the corporate governance and nominating committee of $6,500;
- Board meeting attendance fee of $2,000 per meeting attended; and
- Committee meeting attendance fee of $1,500 per meeting attended.

In addition, at the first board meeting after each annual meeting of stockholders, the then-current non-employee members of our board of directors are entitled to receive a grant of restricted stock units as well as options to purchase shares of our common stock. These awards vest on the earliest of (a) the date of the next annual meeting of stockholders, (b) the first anniversary of the grant, (c) the death of the recipient, or (d) our change in control. The aggregate annual award to each non-employee board member is made in an amount, calculated in accordance with generally accepted accounting principles, equal to two-times the average annual cash compensation for the non-employee members who served on our board of directors for the entire prior fiscal year, with one-half of such value represented as an option grant to purchase shares of our common stock and one-half of such value represented as restricted stock units. If a board member joins our board of directors after a grant date, such director will receive a prorated award on the date of joining our board.

The shares of our common stock purchased on exercise of the options issued to non-employee directors cannot be sold until the earlier of (a) our change in control, or (b) the 91st day after the recipient ceases to serve on our board of directors, except to the extent necessary to generate funds to pay taxes incurred upon exercise of options. Shares of our common stock underlying restricted stock units granted to our non-employee directors will be delivered upon the first to occur of (a) our change in control, or (b) the earlier of (i) the 91st day after the recipient ceases to serve on the board or (ii) the 15th day of the third month following the calendar year in which the recipient ceases to serve on the board, except to the extent (subject to compliance with Section 409A of the Internal Revenue Code) necessary to generate funds to pay taxes incurred with regard to the units.

At the election of a non-employee member of our board of directors, such member's board retainer and meeting fees will be paid in vested restricted stock units (subject to the delivery rules set forth in the paragraph above) rather than in cash. The election to receive board retainer and meeting fees in vested restricted stock units must be made by the non-employee director prior to December 31st of the calendar year preceding the fiscal year in which such fees are earned.

In addition, Messrs. Gavin, Jessick, Kooper, McLaughlin and Schwenke participate in our health benefit program with the full cost paid by us.

CORPORATE GOVERNANCE

Committees of the Board

Our board of directors maintains standing audit, corporate governance and nominating and human resources and compensation committees, each of which is described below.

Audit Committee. The audit committee assists our board of directors in overseeing: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independence and qualifications of our independent registered public accounting firm; and (iv) the performance of our internal audit function and independent registered public accounting firm. The audit committee's charter was adopted by our board of directors in February 2005, and was amended most recently in April 2005. A current copy of the audit committee charter was attached to our proxy statement for our 2008 annual meeting of stockholders filed with the Securities and Exchange Commission on October 7, 2008.

Our *Code of Business Conduct and Ethics* includes information regarding procedures established by the audit committee for the submission of complaints about our accounting or auditing matters. Our *Code of Business Conduct and Ethics* is applicable to our executives, employees and directors, and reflects and reinforces our commitment to integrity in the conduct of our business. Amendments to our *Code of Business Conduct and Ethics* and any grant of a waiver from a provision of our *Code of Business Conduct and Ethics* requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on our website (www.dfg.com). A copy of our *Code of Business Conduct and Ethics* is available on our website (www.dfg.com/ethics.asp). A copy of the Code may also be obtained upon request from our Secretary at the following address: Dollar Financial Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312.

The audit committee currently consists of Messrs. Jessick (Chairman), Gavin and Kahn, each of whom is independent within the meaning of the Securities and Exchange Commission regulations and the listing requirements of the Nasdaq Stock Market, which we refer to in this proxy statement as Nasdaq. The audit committee met 7 times during fiscal 2010.

Each member of the audit committee is financially literate, knowledgeable and qualified to review financial statements. Our board of directors has determined that Mr. Jessick is qualified as an "audit committee financial expert" within the meaning of Securities and Exchange Commission regulations. Our board of directors reached its conclusion as to the qualifications of Mr. Jessick based on his education and experience in analyzing financial statements of a variety of companies, most notably as the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. from February 1997 to June 1999 and as the Executive Vice President and Chief Financial Officer at Thrifty Payless Holdings, Inc. from 1993 to 1996. He is currently a director of Rite Aid Corporation (where he also serves the audit committee chairman) and Big 5 Sporting Goods Corporation (where he also serves as the audit committee chairman and a nominating committee member and compensation committee). Consistent with Nasdaq listing requirements, our board of directors has determined that Mr. Jessick's concurrent service on these boards and committees does not impair his ability to effectively serve on the audit committee.

Corporate Governance and Nominating Committee. The corporate governance and nominating committee is responsible for: (i) identifying individuals qualified to become board members and recommending to our board of directors the nominees for election to our board; (ii) leading our board of directors in its annual review of our board's performance, and making recommendations to our board of directors regarding board organization, membership, function and effectiveness, as well as committee structure, membership, function and effectiveness; (iii) recommending to our board of directors nominees for each committee of our board; (iv) reviewing our efforts to promote diversity among directors, officers, employees and contractors; and (v) arranging for an orientation for all directors.

The corporate governance and nominating committee amended its charter on September 24, 2008. A current copy of the amended and restated corporate governance and nominating committee charter was attached to our proxy statement for our 2008 annual meeting of stockholders filed with the Securities and Exchange Commission on October 7, 2008. The corporate governance and nominating committee met one time during fiscal 2010.

The corporate governance and nominating committee currently consists of Messrs. Gavin (Chairman), Kahn, Jessick, McLaughlin and Schwenke, each of whom is independent within the meaning of Nasdaq listing requirements and the charter of the corporate governance and nominating committee.

Human Resources and Compensation Committee. The human resources and compensation committee is authorized to determine compensation for our senior executives and non-employee directors. The human resources and compensation committee met 11 times during fiscal 2010. The human resources and compensation committee amended its charter on September 24, 2008. A current copy of the amended and restated human resources and compensation committee charter was attached to our proxy statement for our 2008 annual meeting of stockholders filed with the Securities and Exchange Commission on October 7, 2008.

The human resources and compensation committee currently consists of Messrs. Schwenke (Chairman), Kooper and McLaughlin, each of whom is independent within the meaning of Nasdaq listing requirements, a "nonemployee director" within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

See *"Executive Officer and Executive Compensation — Compensation Discussion and Analysis"*, *"— Report of the Compensation Committee"* and *"— Human Resources and Compensation Committee Process and Procedures"* below for more information regarding the human resources and compensation committee.

Meetings of Our Board of Directors and Annual Meeting of Stockholders

Our board of directors met 14 times during fiscal 2010. Each incumbent director attended at least 75% of the aggregate meetings of our board during fiscal 2010 that were held following his election and of the meetings held by all committees on which he served.

It is our policy that all of our board members attend annual meetings of stockholders, except where the failure to attend is due to unavoidable circumstances or conflicts. All of our directors attended our 2009 annual meeting of stockholders.

Director Independence

No director is deemed to be independent unless our board of directors affirmatively determines that the director has no material relationship with us, directly or as an officer, stockholder or partner of an organization that has a material relationship with us and, in doing so, our board of directors considers information regarding the relationships between each director and his family, on the one hand, and us, on the other. In assessing director independence, our board of directors considers all commercial, charitable or other business relationships that any director may have with us and our affiliates, including those reported under *"Certain Relationships and Related Transactions"* below. Nasdaq's "independence" definition includes a series of objective tests, such as that the director is not an employee of ours and has not engaged in various types of business dealings with us. In addition, as further required by Nasdaq listing requirements, our board of directors has made a subjective determination with respect to each independent director that no relationships exist which, in the opinion of our board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. As a result of its review, our board of directors affirmatively determined that all of our directors (other than Mr. Weiss) are independent of us and our management under Nasdaq's "independence" definition and that the audit committee, corporate governance and nominating committee and human resources and compensation committee are comprised exclusively of independent directors under applicable Nasdaq rules. Mr. Weiss is not considered to be independent because of his employment as one of our executives. Our board of directors also determined that the directors who serve as members of the audit committee are also "independent" for purposes of Section 10(A)(3) of the Securities Exchange Act of 1934, as amended.

Board Leadership Structure

Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of our board of directors as our board of directors believes it is in our best interests to make that determination based on the position and direction of our company and the membership of our board of directors. Our board of directors has determined that having our Chief Executive Officer serve as Chairman of our board of directors is in the best interest of the our stockholders at this time. This structure makes the best use of our Chief Executive Officer's extensive knowledge of us and our industry, as well as fostering greater communication between our management and our board of directors. Our board of directors has not appointed a lead independent director. The non-management members of our board, however, meet periodically, and no less than twice per fiscal year, in executive session to discuss the effectiveness of our management, the quality of the board of directors meetings and any other issues or concerns.

Director Nominations

In making its recommendations as to nominees for election to our board of directors, the corporate governance and nominating committee may consider, in its sole judgment, recommendations of our Chief Executive Officer, other directors, senior executives, stockholders and third parties. The corporate governance and nominating committee may also retain third-party search firms to identify potential nominees.

Stockholders desiring to recommend nominees should submit their recommendations in writing to Roy W. Hibberd, Senior Vice President, General Counsel and Secretary, Dollar Financial Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312. Recommendations from stockholders should include pertinent information concerning the proposed nominee's background and experience. The corporate governance and nominating committee may consider, as one of the factors in its evaluation of stockholder recommended nominees, the size and duration of the interest of the recommending stockholder or stockholder group in our capital stock. The corporate governance and nominating committee may also consider the extent to which the recommending stockholder intends to continue holding its interest in our capital stock, including, in the case of nominees recommended for election at an annual meeting of stockholders, whether the recommending stockholder intends to continue holding its interest at least through the time of such annual meeting.

Based on the information provided to the corporate governance and nominating committee, it will make an initial determination whether to conduct a full evaluation of a candidate. As part of the full evaluation process, the corporate governance and nominating committee may conduct interviews, obtain additional background information and conduct reference checks of potential nominees. The corporate governance and nominating committee may also ask potential nominees to meet with management and other members of our board of directors. After completing this evaluation process, the corporate governance and nominating committee makes a recommendation to the full board of directors, which makes the final determination whether to nominate the candidate as a director.

In evaluating a candidate, our board of directors, with the assistance of the corporate governance and nominating committee, takes into account a variety of factors as it deems appropriate, including the following:

- the nominee's understanding of our business and the industries in which we operate in general;
- the nominee's ability to regularly attend meetings of our board of directors and of any committees on which the director would serve;
- the nominee's ability to review in a timely manner and understand materials circulated to our board of directors regarding us or our industry;
- the nominee's ability to participate in meetings and decision making processes in an objective and constructive manner; and
- the nominee's ability to be reasonably available, upon request, to advise our officers and management.

The corporate governance and nominating committee also considers such other factors as it deems appropriate, including a nominee's integrity, experience, achievements, judgment, intelligence, personal character and capacity to make independent analytical inquiries, ability and willingness to devote adequate time to board duties, and the likelihood that he or she will be able to serve on our board for a sustained period. The corporate governance and nominating committee also considers factors such as global experience, experience as a director of a public company and knowledge of relevant industries. Although neither the corporate governance and nominating committee nor our board of directors has a specific policy with regard to the consideration of diversity in identifying director nominees, the corporate governance and nominating committee gives due consideration to our board's overall balance of diversity of perspectives, backgrounds and experiences when selecting individuals for nomination for election to our board of directors.

Risk Oversight

Our board of directors assumes an active role, as a whole and also at the committee level, in overseeing management of our risks. Our board of directors regularly receives reports from senior management on areas of material risk to us, including our credit, liquidity, operational and legal and regulatory risks. Pursuant to its charter, the audit committee reviews our major financial risk exposures and the steps management has taken to monitor and control such exposures, and it also meets periodically with management to discuss risk assessment and risk management. In addition, the human resources and compensation committee oversees the management of risks relating to our executive and non-executive compensation plans and arrangements, and the nominating and corporate governance committee manages risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee oversees certain risks and the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Ethics Hotline

We encourage our employees to raise possible ethical issues. We maintain an ethics hotline that is available 24 hours a day, seven days a week, and which is centrally answered by an independent, third-party service. Callers may remain anonymous and, to further protect the caller's anonymity, the telephone compliance hotline staff does not identify the gender of the caller, tape record the call or use "caller ID" or other methods to identify the telephone number of the caller. We prohibit retaliatory action against any individual for raising possible ethical issues, and employees at all levels are prohibited from retribution against anyone for reporting or supplying information about an ethical concern.

Communications with Our Board of Directors

Our board of directors recommends that stockholders deliver any communications with our board in writing by sending them in care of our Secretary. Stockholders may send such communications by email to Roy W. Hibberd, our Senior Vice President, General Counsel and Secretary at Roy.Hibberd@dfg.com, or by mail to Roy W. Hibberd, Senior Vice President, General Counsel and Secretary, Dollar Financial Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312. The name(s) of any specific intended board recipient(s) should be noted in the communication.

SECURITIES OWNERSHIP

The following table sets forth information as of September 24, 2010 regarding the beneficial ownership of our common stock by each director, by each executive officer named in the 2010 Summary Compensation Table appearing elsewhere in this proxy statement, by all directors and executive officers as a group, and by each person known to us to be the beneficial owner of more than 5% of our outstanding common stock. Except as indicated below, to our knowledge, all of such common stock is owned directly, and the indicated person has sole voting and investment power.

We have calculated beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of September 24, 2010 are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding those options, but are not deemed outstanding for calculating the percentage of any other person. As of September 24, 2010, there were a total of 24,372,947 shares of our common stock issued and outstanding. Unless otherwise indicated below in the footnotes to the table, the address of each officer and director is c/o Dollar Financial Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, Pennsylvania 19312.

Name and Address of Beneficial Owner:	Amount of Beneficial Ownership	Percent of Class
Directors:		
Jeffrey A. Weiss	806,835(1)	3.31%
John Gavin	59,498(2)	*
Clive Kahn	64,083(3)	*
Michael Kooper	51,793(4)	*
David Jessick	66,998(5)	*
Ronald McLaughlin	51,793(6)	*
Kenneth Schwenke	70,631(7)	*
Other Named Executive Officers:		
Sydney Franchuk	28,386(8)	*
Silvio Piccini	26,965(9)	*
Norman Miller	135,413(10)	*
Randy Underwood	151,854(11)	*
5% Stockholders:		
BlackRock, Inc.	2,755,918(12)	11.31%
Wells Fargo and Company	2,668,030(13)	10.95%
Wellington Management Company, LLP	2,496,395(14)	10.24%
Alydar Capital, LLC	1,968,200(15)	8.08%
Wasatch Advisors, Inc.	1,629,781(16)	6.69%
FMR LLC	1,554,990(17)	6.38%
All directors and executive officers as a group (15 persons)	1,702,150(18)	6.90%

* Less than 1%

(1) Includes options to purchase 28,188 shares of common stock and 48,233 restricted stock units which are exercisable within 60 days of September 24, 2010 and 100,562 restricted shares of common stock.

(2) Includes options to purchase 7,068 shares of common stock and 3,675 restricted stock units which are exercisable within 60 days of September 24, 2010.

(3) Includes options to purchase 7,068 shares of common stock and 3,675 restricted stock units which are exercisable within 60 days of September 24, 2010.

(4) Includes options to purchase 7,068 shares of common stock and 3,675 restricted stock units which are exercisable within 60 days of September 24, 2010.

(5) Includes options to purchase 7,068 shares of common stock and 3,675 restricted stock units which are exercisable within 60 days of September 24, 2010.

(6) Includes options to purchase 7,068 shares of common stock and 3,675 restricted stock units which are exercisable within 60 days of September 24, 2010.

(7) Includes options to purchase 7,068 shares of common stock and 3,675 restricted stock units which are exercisable within 60 days of September 24, 2010.

(8) Includes options to purchase 1,755 shares of common stock and 628 restricted stock units which are exercisable within 60 days of September 24, 2010.

(9) Includes options to purchase 2,146 shares of common stock and 1,000 restricted stock units which are exercisable within 60 days of September 24, 2010.

(10) Includes options to purchase 5,457 shares of common stock and 2,558 restricted stock units which are exercisable within 60 days of September 24, 2010.

(11) Includes options to purchase 5,457 shares of common stock and 2,558 restricted stock units which are exercisable within 60 days of September 24, 2010.

(12) Information based on a Schedule 13G filed with the Securities and Exchange Commission on January 8, 2010 by BlackRock, Inc. BlackRock, Inc., a parent holding company, holds or shares on its behalf of: BlackRock Advisors LLC; BlackRock Asset Management Australia Limited; BlackRock Asset Management Japan Limited; BlackRock Capital Management, Inc.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.; BlackRock Investment Management, LLC; BlackRock International Ltd; State Street Research & Management Co. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(13) Information based on a Schedule 13G/A filed with the Securities and Exchange Commission on June 11, 2010 by Wells Fargo & Company. Wells Fargo & Company, a parent holding company, holds or shares on its own behalf and on the behalf of: Wells Capital Management Incorporated, a registered investment advisor; Evergreen Investment Management Company, LLC, a registered investment advisor; Wells Fargo Advisors Financial Network, LLC; Wells Fargo Advisors, LLC; Wells Fargo Bank, N.A., a bank; and Wells Fargo Funds Management, LLC, a registered investment advisor. The address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, California 94163.

(14) Information based on a Schedule 13G filed with the Securities and Exchange Commission on September 10, 2010 by Wellington Management Company, LLP, a registered investment advisor, a Massachusetts limited liability partnership with its principal place of business located at 75 State Street, Boston, MA 02109

(15) Information based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 16, 2010 by Alydar Partners, LLC. John A. Murphy, an individual, is Manager of Alydar Capital, LLC and Alydar Partners, LLC, both Delaware limited liability companies. Alydar Capital, LLC is the general partner of Alysheba Fund, L.P. and Alysheba QP Fund, L.P. Alydar Partners, LLC is the investment manager of Alysheba Fund L.P., Alysheba QP Fund, L.P. and Alysheba Fund Limited. John A. Murphy disclaims beneficial ownership of the securities. The address of Alydar Capital, LLC is 222 Berkeley Street, 17th Floor, Boston, MA, 02116.

(16) Information based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 16, 2010 by Wasatch Advisors, Inc., a registered investment advisor, with a principal place of business at 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(17) Information based on a Schedule 13G filed with the Securities and Exchange Commission on February 16, 2010 by FMR LLC. The principal business address of FMR LLC is 82 Devonshire Street, Boston, MA 02109

(18) Includes options to purchase 90,863 shares of common stock and 79,587 restricted stock units which are exercisable within 60 days of September 24, 2010 and 100,562 restricted shares of common stock.

EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

Executive Officers

Our executive officers, as of September 24, 2010, including their respective ages and positions, are set forth below:

Name	Age	Position
Jeffrey A. Weiss	67	Chairman of the Board and Chief Executive Officer
Randy Underwood	60	Executive Vice President and Chief Financial Officer
Norman Miller	49	Executive Vice President and Chief Operating Officer
Sydney Franchuk	58	Executive Vice President and Chairman — National Money Mart
Silvio Piccini	47	Senior Vice President and Managing Director — United Kingdom Operations
Roy W. Hibberd	57	Senior Vice President, General Counsel and Secretary
Peter Sokolowski	49	Senior Vice President of Finance and Corporate Treasurer
William Athas	48	Senior Vice President of Finance and Corporate Controller
Melissa Soper	44	Senior Vice President of Corporate Administration

The following are biographical summaries of our executive officers.

Jeffrey A. Weiss has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc., an investment banking firm, acquired us in 1990. Until 1992, Mr. Weiss was also a Managing Director at Bear Stearns & Co. with primary responsibility for that firm's investments in small to mid-sized companies, in addition to serving as chairman and chief executive officer for several of these companies.

Randy Underwood has served as our Executive Vice President, Chief Financial Officer and Assistant Secretary since 2004. Previously, Mr. Underwood served for three years as Senior Vice President, Global Finance and Administration and Chief Financial Officer for The Coleman Company, Inc., a manufacturer of outdoor recreation products. Prior to his tenure at The Coleman Company, Mr. Underwood held senior executive positions with Strategic Development Partners, Inc. from 1999 through 2001 and with Thorn EMI, plc, the parent company of Rent-A-Center, Inc., an operator of retail rent-to-own stores, including Senior Vice President and Chief Financial Officer and Division President, from 1988 through 1998. Earlier in his career, he practiced as a Certified Public Accountant with the firm of Peat, Marwick, Mitchell and Co., a public accounting firm.

Norman Miller has served as our Executive Vice President and Chief Operating Officer since 2007. Previously, Mr. Miller was employed by Aramark, Inc., a provider of managed services to business, educational, healthcare, governmental and other institutions, where he served from 2003 to 2006 as its Group President of Sports & Entertainment. He also served from 2002 to 2003 as Aramark's President of Correctional Services. From 1992 to 1997, Mr. Miller was a Regional General Manager at Nestle. From 1989 to 1992, Mr. Miller was employed by Kraft General Foods, as a Regional Sales Manager. From 1988 to 1989, Mr. Miller was employed by PepsiCo as a Regional Operations Manager. Mr. Miller is a 1983 graduate of the United States Military Academy at West Point.

Sydney Franchuk has served as our Executive Vice President and Chairman-National Money Mart since 2007. Mr. Franchuk served as President of our North America operations from November 1997 until January 2007. Previously, Mr. Franchuk held the position of Vice President of Finance and Administration for National Money Mart Company and Check Mart, an affiliated company in the United States. Prior to joining us in 1985, Mr. Franchuk was a public accountant with Woods & Company and Ernst & Young LLP Chartered Accountants, each an accounting firm, and is a Certified Management Accountant.

Silvio Piccini has served as our Senior Vice President and Managing Director — United Kingdom Operations since 2008. From January 2007 until December 2007, Mr. Piccini served as a Principal of Strategic Retail Management, a retail consulting firm. Prior to that, Mr. Piccini served for one year as the Executive Vice President and Chief Merchandising Officer for Movie Gallery, Inc., a retail store video chain which acquired his employer of nine years, Hollywood Entertainment, in 2005. During Mr. Piccini's collective 10 years of employment in the video store industry, he held several positions including Vice President of Operations, Senior Vice President of Planning and Allocation, Senior Vice President of Merchandising, Senior Vice President of Marketing, and finally, Executive Vice President and Chief Merchandising Officer of the combined organization. Prior to that, Mr. Piccini worked for Taco Bell Corporation, then a subsidiary of Pepsico, Inc., for seven years in increasing roles of responsibility.

Roy W. Hibberd has served as our Senior Vice President, General Counsel since July 2005, and as our Secretary since June 2008. Prior to joining us, Mr. Hibberd served as a Managing Director of Smooth Engine, Inc., a consulting company, and as a Managing Director of Millennium Services Corp., a franchise and business consulting firm, from July 2002 to July 2005. From 2000 until 2002, he served as the General Counsel and Managing Director (US) for the United States operations of Virtual Internet, plc, a London based public company providing internet services, and from 1996 to 1999 as the Vice President and General Manager, The Americas, of the American Express Company.

Peter Sokolowski has served as our Senior Vice President of Finance and Corporate Treasurer since January 2008. Mr. Sokolowski previously was our Senior Vice President of Finance and Chief Credit Officer and also served as our Vice President, Finance from 1991 to 2002. Prior to joining us in 1991, Mr. Sokolowski worked in various financial positions in the commercial banking industry.

William Athas has served as our Senior Vice President of Finance and Corporate Controller since January 2007. Previously, he was our Vice President, Finance and Corporate Controller. Prior to joining us in 2000, he was the divisional controller of Timet, a titanium metals company, from December 1998 until January 2000. Mr. Athas worked at Asarco, Inc., a non-ferrous metals company, from 1987 to 1998, where he was the assistant corporate controller. Mr. Athas is a graduate of Boston College and attained his Certified Public Accountant certification in 1989.

Melissa Soper has served as our Senior Vice President of Corporate Administration since July 2007. Previously, Ms. Soper served as our Vice President and General Manager, We the People Division, from July 2005 until July 2007, and previously served from October 1996 through July 2005 as our Vice President, Corporate Human Resources, with overall responsibility for development of our global human resources department and for compliance with state and federal labor laws.

Compensation Discussion and Analysis

As a global provider of financial products and services to the unbanked and under-banked community, we believe that the value we deliver to our customers and stockholders depends in large part upon the quality and capabilities of our people. Our business model is based on our ability both to attract new customers and maintain relationships with existing customers as well as to maintain our mission, customer focus and entrepreneurial spirit. As with all of our employees, the recruitment, retention and motivation of our executive officers are critical factors to our business success. We believe that the senior leadership provided by our Chairman and Chief Executive Officer, as well as the other individuals included in the *"2010 Summary Compensation Table"* below, to whom we refer in this proxy statement as our named executive officers, is the cornerstone to successfully implementing and achieving our strategic plans. Through the following questions and answers, we will explain the material elements of our executive compensation programs.

What are the objectives of our executive compensation programs?

Our compensation philosophy is to provide a strong focus on overall company financial performance, business development and creation of stockholder value. As a growth-oriented and entrepreneurial company, our executive compensation programs are designed to align compensation with corporate performance and the creation of stockholder value. We seek to compensate our executives at levels that are competitive with our peer companies in order to attract, retain and motivate superior quality and highly experienced executives. Accordingly, our executive compensation programs emphasize variable pay in the form of annual and long-term incentive programs which tie a significant portion of each executive's compensation to our success in achieving our key strategic and financial goals.

For our executive compensation programs for each of fiscal 2010 and 2011, the human resources and compensation committee of our board of directors retained the Hay Group, a global management consulting firm, to gather data regarding the types and amount of compensation that our peer companies, which we identify below, as well as other international retail and consumer companies from which we recruit, pay their executives and other key employees. The Hay Group assists our human resources and compensation committee in the review of relevant data and the determination of appropriate executive compensation levels. These reviews provide us with valuable data regarding the compensation levels and practices of our peer and other targeted companies, which, in turn, assist us in setting our compensation levels at competitive levels.

We set annual compensation for fiscal 2010 and fiscal 2011 based, in part, on a detailed report from the Hay Group that we received prior to the start of each of those fiscal years. In these reports, the Hay Group:

- described the compensation elements and practices of the peer companies selected by our human resources and compensation committee;
- compared the compensation levels and pay mix of each of our named executive officers and certain other executives with those of our peer companies;
- compared the compensation levels of our named executive officers and certain other executives to the Hay Group's General Industry and Retail Industry compensation surveys using the Hay Group's Job Evaluation Methodology; and
- reviewed the long-term incentive plan design practices among our peer group and the general market and provided recommendations for our long-term incentive program.

Our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, and our Chairman and Chief Executive Officer with regard to our Executive Vice President and Chief Financial Officer, provided our human resources and compensation committee with:

- an assessment of each other named executive officer's performance contributions for the prior year as well as sustained performance contributions over a number of years; and
- significant changes in responsibilities delegated to each other named executive officer during the year.

The human resources and compensation committee considered this information in each instance, and discussed the data and recommendations referenced above with our Chairman and Chief Executive Officer for recommendations for named executive officers other than himself, and representatives from the Hay Group, with respect to our senior executives' base pay and our annual cash bonus and long-term incentive programs. The human resources and compensation committee considered all of the inputs described above, as well as additional factors such as retention issues, our short and long-term performance goals and our overall compensation philosophy, and presented its recommendations to our board of directors for each element of compensation then being considered. Based on the empirical compensation data gathered by our compensation consultants, combined with the compensation philosophy and objectives communicated by the human resources and compensation committee, our board of directors discussed, considered and approved these recommendations.

With respect to the compensation of our Chairman and Chief Executive Officer, the human resources and compensation committee is responsible for reviewing and approving the goals and objectives relating to our Chairman and Chief Executive Officer's compensation, evaluating the performance of our Chairman and Chief Executive Officer in light of such goals and objectives, and setting our Chairman and Chief Executive Officer's compensation level, perquisites and other benefits based on this evaluation, which are also then approved by our board of directors.

What are the principal components of our executive compensation programs?

Our executive compensation programs consist of three key elements: (i) base salary; (ii) a performance-based annual bonus, payable in cash; and (iii) long-term incentive compensation, which for fiscal 2010 and fiscal 2011 included grants of shares of restricted common stock, restricted stock units, options to purchase our common stock and long-term cash incentives. Generally, as an executive's responsibilities increase, the human resources and compensation committee allocates a greater portion of his or her total compensation potential from fixed components such as base salary to variable components such as annual bonus and long-term incentive compensation. We believe that this allocation approach reflects our pay-for-performance compensation philosophy due to the greater influence that most of our senior executives have on our annual and long-term business results. In addition, we offer certain additional compensation items to our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer pursuant to employment agreements that recognize and reflect the respective roles each such individual undertakes within our organization. Each of these principal components is described in more detail below.

Base Salary: We use base salary as a significant retention tool to provide executives with a base level of income. Historically, base salary determinations for our named executive officers take into account many factors, including:

- the depth and breadth of an individual's past business experience;
- the individual's current and historical performance and contributions to us;
- the individual's future potential with us;
- the individual's role and unique skills;
- consideration of external market data relating to compensation for similar positions at peer companies, adjusted to reflect the relative scope of responsibilities and uniqueness of the role; and
- subjective positional performance criteria.

In addition to the factors described above, the human resources and compensation committee also considered the findings of the Hay Group in making its base salary determinations for fiscal 2010 and fiscal 2011. Consistent with our compensation objectives of attracting and retaining top executive talent, we believe that the base salaries of our named executive officers should be set at levels which, while not always leading, are strongly competitive with our peer group. As such, our human resources and compensation committee, our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer has determined that the appropriate base salary target for our named executive officers should reflect a combination of the 50th percentile of the base salaries of comparable executives at our peer companies as a group as well as the aforementioned surveys and methodological data provided by the Hay Group, with the ability to move higher based on the factors noted above and other variables deemed relevant by our human resources and compensation committee. Given our international business model, we seek executive talent with large, international public company experience, preferably including substantial consumer retail experience. Therefore, we consider benchmarking against the consumer/retail services industries to be more relevant than specialized financial services companies. We believe that benchmarking our executive pay to this broader industry group has enabled us to attract and retain high caliber executives from that group.

In light of the challenging economic conditions that we faced in fiscal 2010, and the fact that, based on input from the Hay Group, the named executive officers were near the median in total direct compensation (including base salaries and short and long-term incentives) relative to similar executive officers in our peer group, the human resources and compensation committee elected not to increase the base salaries of any of our named executive officers for fiscal year 2010 except with respect to Mr. Weiss, whose salary increase (from $900,000 to $985,000) was made effective as of July 1, 2009 under the terms of the employment agreement that we entered into with him on October 30, 2009. In lieu of base salary increases in fiscal 2010, the human resources and compensation committee awarded the named executive officers the following discretionary cash bonus awards for fiscal 2009 based on the committee's subjective judgment and our performance against financial and strategic objectives:

Named Executive Officer	Discretionary Cash Bonus Award
Jeffrey A. Weiss	$45,000
Randy Underwood	$66,750
Norman Miller	$67,500
Sydney Franchuk	CDN 40,000
Silvio Piccini	$13,750

Based upon input from the Hay Group, the human resources and compensation committee increased the base salaries for fiscal 2011 for each of Messrs. Underwood (from $445,000 to $505,000), Miller (from $450,000 to $505,000) and Piccini (from $275,000 to $305,000) in order to maintain each executive's salary within the targeted percentile of our peer group, after taking into account each executive's respective role and level of responsibility within our organization as well as his expected contributions to our long-term business strategies and objectives. These base salary increases were effective as of July 1, 2010, except with respect to Mr. Underwood, whose salary increase was effective May 17, 2010 under the terms of the amended and restated employment agreement that we entered into with him on that date. We did not increase Mr. Weiss' base salary for fiscal 2011 based on information provided by the Hay Group. We did not increase Mr. Franchuk's base salary for fiscal 2011 based on an assessment of his current role and responsibilities within our organization.

Annual Bonus: Each of Messrs. Weiss, Underwood and Miller is entitled to receive annual cash bonuses pursuant to the terms of his respective employment agreement with us. Each of our other named executive officers is eligible to receive an annual cash incentive award under our management bonus program in which our other officers and key personnel participate. The target annual bonus award for each of Messrs. Weiss, Underwood and Miller is dictated by his respective employment agreement. In general, participants in the management bonus program fall within grade levels depending on position title, level of responsibility and scope of duties, with an executive's target annual bonus opportunity increasing as the executive progresses in grade level.

Our annual cash bonus program is designed to motivate our named executive officers to improve our overall profitability through the achievement of targeted financial goals. For fiscal 2010, the annual bonus for each of our named executive officers other than Messrs. Franchuk and Piccini were determined largely based on the extent to which we achieved our consolidated targeted annual earnings before income taxes, depreciation, amortization and other items, to which we refer in this proxy statement as EBITDA. Mr. Franchuk's annual bonus was determined based on the extent to which our Canadian retail operation achieved its EBITDA target in fiscal 2010. Mr. Piccini's annual bonus was determined in part based on the extent to which our United Kingdom retail operations achieved its EBITDA target in fiscal 2010 and in part based on the extent to which we achieved our targeted consolidated EBITDA target in fiscal 2010.

Each of our named executive officers was entitled to receive a stated percentage of his base salary as a bonus to the extent we satisfied the applicable EBITDA target(s) in fiscal 2010. Our named executive officers were only entitled to receive a cash bonus for fiscal 2010 if we achieved 90% of the applicable EBITDA target(s), to which we refer as the lower threshold. To the extent our actual EBITDA for fiscal 2010 was above the lower threshold but less than the target amount, the named executive officer was entitled to a bonus determined based on linear interpolation between such amounts. Each named executive officer was also eligible to receive a stretch bonus to the extent that we exceeded the applicable EBITDA target(s), with the amount determined based on linear interpolation between such amounts up to the maximum bonus opportunity.

The table set forth below summarizes the annual cash bonus opportunities for each of our named executive officers for fiscal 2010 as approved by our human resources and compensation committee:

	Target Bonus Opportunity as a Percentage of Salary		Stretch Bonus Opportunity as a Percentage of Salary		Total Bonus Opportunity for Fiscal 2010	
Executive	**Business Unit EBITDA**	**Company Consolidated EBITDA**	**Business Unit EBITDA**	**Company Consolidated EBITDA**	**% of Base Salary**	**Amount in Local Currency**
Jeffrey A. Weiss	N/A	125%	N/A	50%	175%	$1,723,750
Randy Underwood	N/A	90%	N/A	90%	180%	$ 909,000
Norman Miller	N/A	80%	N/A	80%	160%	$ 720,000
Sydney Franchuk	60%	—	60%	—%	120%	CDN 480,000
Silvio Piccini	40%	10%	32.5%	17.5%	100%	$ 275,000

The following cash bonuses were earned by our named executive officers for fiscal 2010, and are reflected in the *"2010 Summary Compensation Table"* below:

	Target Bonus Achieved as a Percentage of Salary		Stretch Bonus Achieved as a Percentage of Salary		Total Bonus Achieved for Fiscal 2010	
Executive	**Business Unit EBITDA**	**Company Consolidated EBITDA Results**	**Business Unit EBITDA**	**Company Consolidated EBITDA Results**	**% of Base Salary**	**Amount In Local Currency**
Jeffrey A. Weiss	N/A	125%	N/A	50%	175%	$1,723,750
Randy Underwood	N/A	90%	N/A	90%	180%	$ 909,000
Norman Miller	N/A	80%	N/A	80%	160%	$ 720,000
Sydney Franchuk	60%	—%	58.076%	—	118.076%	CDN 472,305
Silvio Piccini	40%	10%	32.5%	17.5%	100%	$ 275,000

Final bonus payments are determined and paid after the completion of our fiscal year audit. On August 25, 2010, our board of directors approved the payment of the annual cash bonuses for fiscal 2010 in accordance with the previously approved bonus plan.

On June 7, 2010, the human resources and compensation committee approved our cash bonus program for fiscal 2011 for certain members of our executive management team and key personnel based upon EBITDA operating targets to be determined by our board of directors and the human resources and compensation committee. The target bonus award and maximum bonus opportunities for each of our named executive officers for fiscal 2011 are set forth in the table below:

	Target Bonus Achieved as a Percentage of Base Salary	
Executive	**Minimum**	**Maximum**
Jeffrey A. Weiss	125%	175%
Randy Underwood	90%	180%
Norman Miller	90%	180%
Sydney Franchuk	60%	120%
Silvio Piccini	50%	100%

Our board of directors has indicated that it may award additional bonuses from time to time in its discretion based upon individual and company-wide performance against strategic objectives.

Long-Term Incentive Compensation: Our equity-based awards to executives have typically taken the form of shares of restricted common stock, restricted stock units or options to purchase shares of our common stock granted under our 2005 Equity Incentive Plan and our 2007 Equity Incentive Plan. Awards are recommended by our Chairman and Chief Executive Officer and the human resources and compensation committee, and are based on discretionary factors including but not limited to an executive's position, level and breadth of responsibility, and significant contributions to us.

Our human resources and compensation committee approved the adoption of long-term incentive programs, to which we refer collectively as our LTIP, for fiscal 2010 and fiscal 2011 on August 11, 2009 and June 7, 2010, respectively. Our LTIP is intended to achieve the following objectives:

- to enhance our ability to attract and retain desired talent;
- to reward both achievement of annual goals as well as sustained performance over time;
- to align executives' interests with stockholders' interests;
- to limit shareholder dilution; and
- to assist executives in planning for retirement.

We consider a number of alternatives for our long-term incentives to our executives and, after evaluating the various alternatives in light of our long-term incentive compensation objectives, the human resources and compensation committee determined that including restricted stock units, non-qualified options to purchase shares of our common stock and long-term cash incentives in our LTIP for fiscal 2011, the same elements used for the LTIP for fiscal 2010, would provide us with the opportunity to achieve the largest number of these objectives.

All of our named executive officers participate in our LTIP for fiscal 2011. All of our named executive officers, other than Mr. Weiss, participated in our LTIP for fiscal 2010. The parameters for each of the components of our LTIP are as follows:

Restricted Stock Units and Non-Qualified Stock Options: Restricted stock unit awards and option awards for each of fiscal 2010 and 2011 vest ratably on a quarterly basis over a three-year period beginning with the quarter ending September 30 after the grant date, provided that the grant recipient remains employed by us on each vesting date over the three year period, thereby achieving what we believe to be a desired balance between short-term and long-term retention objectives for our key management and executives.

Long-Term Cash Incentives: Awards for each of fiscal 2010 and fiscal 2011 vest ratably on an annual basis over a three-year period, provided that we meet certain EBITDA targets (which are the same that apply to our annual bonus programs discussed above) and/or other strategic objectives as set by our board for fiscal 2010 and fiscal 2011, respectively, and the award recipient remains employed with us on each respective payment date over the three year period.

The human resources and compensation committee intends to review our LTIP program each fiscal year to determine whether, and to what extent, new awards under our LTIP will be granted in subsequent fiscal years.

For fiscal 2010, long-term incentives were provided to our named executive officers in the form of restricted stock units, options to purchase shares of our common stock and long-term incentive cash awards. Restricted stock units and long-term incentive cash awards each represent approximately forty percent (40%) of the total value of the LTIP awards to each recipient, with options to purchase shares of our common stock valued at the remaining twenty percent (20%) of the total award value. Based on the market volatility at the time, we believed restricted stock units and long-term cash incentives were more likely to enhance management retention. For fiscal 2010, our named executive officers received the following LTIP awards:

Executive	Restricted Stock Units (in Shares)(1)	Options (in Shares)(1)	Long-Term Cash Incentive(2)
Randy Underwood	18,425	18,425	$257,950
Norman Miller	18,425	18,425	$257,950
Sydney Franchuk	4,604	4,604	$ 64,453
Silvio Piccini	7,370	7,370	$103,180

(1) Awards were granted under our 2007 Stock Incentive Plan, effective July 1, 2009, and vest ratably on a quarterly basis over a three-year period beginning with the quarter ending September 30, 2009, subject to the named executive officer remaining employed with us through the applicable vesting date.

(2) Awards were effective July 1, 2009 and vest on an annual basis over a three-year period, provided that we met our annual EBITDA target and/or strategic objectives as determined by our board of directors for the fiscal year ending June 30, 2010 and the named executive officer remains employed with us on each respective payment date — June 30, 2010, June 30, 2011 and June 30, 2012. Our board of directors and human resources and compensation committee determined on June 29, 2010 that we had met the strategic objectives previously determined by our board of directors for fiscal 2010.

On August 27, 2009, the human resources and compensation committee approved a discretionary grant of an equity award under our 2007 Equity Incentive Plan to Mr. Weiss consisting of 20,258 shares of restricted stock units and options to purchase 12,909 shares of our common stock at an exercise price equal to $16.66, the closing price of our common stock on the date of grant. This award will vest in its entirety on December 31, 2010, subject to Mr. Weiss remaining employed with us through that date and subject to earlier vesting upon certain termination events.

On November 11, 2009, pursuant to an employment agreement that we entered into with Mr. Weiss dated October 30, 2009, the human resources and compensation committee approved the grant of a equity award under our 2007 Equity Incentive Plan to Mr. Weiss consisting of 31,899 shares of restricted common stock and options to purchase 14,759 shares of our common stock at an exercise price equal to $22.86, the closing price of our common stock on the date of grant. This award will vest ratably in equal annual installments over a three-year period beginning on November 11, 2010, subject to Mr. Weiss remaining employed with us through the applicable vesting dates, subject to earlier vesting upon certain termination events.

For fiscal 2011, long-term incentives were provided to our named executive officers in the form of restricted stock units, options to purchase shares of our common stock and long term cash awards. The allocation of the total value of the LTIP awards granted to each executive for fiscal 2011 is the same that was used with respect to LTIP awards for fiscal 2010, with restricted stock units and long-term incentive cash awards each representing approximately 40% and options representing the remaining 20%, of the total value of the award.

For fiscal 2011, our named executive officers received the following awards under our LTIP program:

Executive	Restricted Stock Units (in Shares)(1)	Options (in Shares)(1)	Long-Term Cash(2)
Jeffrey A. Weiss	21,925	21,277	$394,000
Randy Underwood	16,300	15,817	$292,905
Norman Miller	16,300	15,817	$292,905
Sydney Franchuk	4,064	3,943	$ 73,024
Silvio Piccini	6,059	5,879	$108,874

(1) Awards were granted under our 2007 Stock Incentive Plan, effective July 1, 2010, and vest ratably on a quarterly basis over a three-year period beginning with the quarter ending September 30, 2010, subject to the named executive officer remaining employed with us through the applicable vesting date.

(2) Awards were effective July 1, 2010 and vest on an annual basis over a three-year period, provided that we meet our annual EBITDA target and/or strategic objectives as determined by our board for the fiscal year ending June 30, 2011 and the named executive officer remains employed with us on each respective payment date — June 30, 2011, June 30, 2012 and June 30, 2013.

Pursuant to Mr. Weiss' current employment agreement with us, Mr. Weiss is entitled to receive annual awards beginning with fiscal 2011 equal to 200% of his base salary, one half of which is payable in cash and one half of which is payable in a combination of restricted stock units, non-qualified stock options and cash. The latter awards are granted under our LTIP and are described in the table above. See below for a more detailed discussion of Mr. Weiss' annual awards. Pursuant to the employment agreements that we have entered into with Mr. Underwood and Mr. Miller, each such individual is entitled to receive annual LTIP awards at a level commensurate with his position within our organization and with other comparable senior executives. The annual LTIP awards to Mr. Underwood is entitled under his employment agreement must consist of 20% non-qualified stock options, 40% restricted stock units and 40% cash, based on the value of the awards. The LTIP awards for fiscal 2011 received by Messrs. Weiss, Underwood and Miller and reflected in the table above are consistent with the terms of their respective employment agreements.

Deferred Compensation Plan: Certain of our key executives, including our named executive officers, are eligible to participate in our executive Deferred Compensation Plan. Our Deferred Compensation Plan provides participants with the opportunity to save and accumulate additional income on a pre-tax basis which otherwise would be lost under our tax qualified 401(k) plan on account of Internal Revenue Code provisions which limit the compensation that may be taken into account, and the benefits that may be accrued under, a qualified plan.

Similar to a qualified 401(k) plan, our Deferred Compensation Plan enables each plan participant to defer a percentage of his or her base salary and or bonus compensation and to choose how such deferred amounts are invested. Furthermore, as with our 401(k) plan, our Deferred Compensation Plan allows each plan participant to earn a rate of return, based on the participant's investment elections, on their account balance on a tax-deferred basis. In addition, our Deferred Compensation Plan offers the flexibility of saving for retirement or for a shorter period of time. From time-to-time, we may make discretionary contributions to our Deferred Compensation Plan on an executive's behalf. These contributions are subject to vesting conditions as established by our board of directors. We made no discretionary contributions to our Deferred Compensation Plan during fiscal 2010.

Other Compensation: In addition to our standard compensation elements, we have agreed to provide to each of our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer certain additional amounts pursuant to employment agreements with each such officer.

Pursuant to the terms of his employment agreement with us, Mr. Weiss is entitled to receive a supplemental retirement benefit, which we refer to as the capstone award, upon certain qualifying terminations of Mr. Weiss's employment. The capstone award is a lump-sum payment which is the actuarial equivalent of an annual benefit of $300,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing the month that follows the applicable vesting date and a $150,000 annual survivor benefit payable on his subsequent death to his surviving spouse for her lifetime.

Under the terms of his employment agreement, Mr. Weiss is also entitled to receive an additional supplemental retirement benefit for each of fiscal 2010 and fiscal 2011, which we refer to as the incremental capstone award, if (i) Mr. Weiss remains continuously employed by us through such date(s) and his employment terminates by reason of his retirement on or after June 30, 2012 or the termination of his employment by us for any reason after June 30, 2014, (ii) Mr. Weiss' employment is terminated by us for reason of disability or without cause (as defined in his employment agreement), (iii) Mr. Weiss resigns his employment for good reason (as defined in his employment agreement), or (iv) a change in control (as defined in his employment agreement) occurs during the term of Mr. Weiss' employment with us, which such dates we refer to as incremental vesting dates. The incremental capstone award is a lump-sum payment which is the actuarial equivalent of an annual benefit of $75,000 payable to Mr. Weiss in equal monthly installments during his lifetime, commencing the first business day of the calendar month that follows the applicable incremental vesting date, with a $37,500 per year survivor benefit payable on his subsequent death to his surviving spouse for her lifetime. $1.0 million of the incremental capstone award (or, if the value of the incremental capstone award is less than $1.0 million, then all of such incremental capstone award) will be payable on the first anniversary of the incremental vesting date, with any balance thereof payable on the first business day of the calendar month that follows the applicable incremental vesting date.

Under the terms of his employment agreement, if Mr. Weiss is employed by us as of June 30 of each year during the term of the agreement, Mr. Weiss is entitled to receive an award equal to 200% of his base salary for such completed fiscal year that is payable one-half in cash, which we refer to as the cash awards, and one-half in a combination of restricted stock units, non-qualified stock options and cash, which we refer to as the plan awards. Each cash award is payable upon the appointment by our board of directors of Mr. Weiss' permanent successor as Chief Executive Officer of the Company; provided that a cash award will be payable (i) in a given year if our board of directors concludes, in its reasonable discretion, that satisfactory progress has been achieved by Mr. Weiss in planning for the succession of his Chief Executive Officer position, or (ii) upon a change of control, in each case subject to the condition that Mr. Weiss has remained continuously employed by us through such date. If Mr. Weiss' successor as our permanent Chief Executive Officer is appointed by our board of directors prior to June 30, 2012, and provided that he has remained continuously employed by us through such date, Mr. Weiss is entitled to receive payment, on the date such successor is appointed by our board of directors, of the amount of the cash awards to which Mr. Weiss would have otherwise been entitled to receive under the terms of his employment agreement had he remained employed by us through June 30, 2012. Each plan award will be apportioned between restricted stock units, non-qualified stock options and cash in the same proportion as other members of our management that participate in our LTIP. If Mr. Weiss' successor as our permanent Chief Executive Officer is appointed by our board of directors prior to June 30, 2012, and provided that he has remained continuously employed by us through such date, Mr. Weiss is entitled to receive the pro rata portion of the plan awards that would have been granted had he remained employed by us until the end of the fiscal year that includes the date such successor is appointed by our board of directors. The plan awards in the form of restricted stock units and stock options vest ratably on a quarterly basis over a three-year period from the grant date, provided that Mr. Weiss remains continuously employed by us through such dates. The cash component of the plan awards vest annually over a three-year period from the grant date, provided that we meet EBITDA targets and/or other strategic objectives as determined by our board of directors. Cash and plan awards will vest immediately upon a change in control or upon certain qualifying termination of Mr. Weiss' employment.

On July 28, 2010, the human resources and compensation committee approved the grant to Mr. Weiss of a cash award for an amount equal to his current base salary of $985,000, and determined that the requisite succession planning conditions had been met and that such cash award was immediately payable to Mr. Weiss.

For a further discussion of Mr. Weiss' cash awards, plan awards, capstone award and incremental capstone award, see *"— Potential Payments upon Termination or Change in Control — Jeffrey A. Weiss"* below.

Pursuant to the terms of his employment agreement with us, Mr. Underwood is entitled to receive an annual retention bonus at the rate of $150,000 per year, which we refer to as the annual retention bonus, upon certain qualifying terminations of Mr. Underwood's employment described below. Mr. Underwood's annual retention bonus is payable to him in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, his spouse will be entitled to receive an annual benefit of $75,000 payable in equal monthly installments during her lifetime). Mr. Underwood's right to the annual retention bonus will become vested upon the occurrence of the following: (i) the termination of Mr. Underwood's employment for any reason on or after June 30, 2011, (ii) the termination of Mr. Underwood's employment by us without cause (as defined in his employment agreement) or by Mr. Underwood with good reason (as defined in his employment agreement), or (iii) by reason of Mr. Underwood's death or disability. Mr. Underwood will be entitled to receive the annual retention bonus commencing the first month after such a qualifying termination, except in the case of a termination by Mr. Underwood of his employment for good reason or termination by us without cause prior to June 30, 2011, in which case payments with respect to the annual retention bonus would not commence until the expiration of a severance period of 12 months during which Mr. Underwood would be entitled to receive his base salary and cash bonus at the time of such termination. Upon a change of control (as defined in his employment agreement), Mr. Underwood will be entitled to receive in a lump sum equal to the actuarial equivalent of the value of the annual retention bonus in lieu of any future payments with respect to the annual retention bonus (and regardless of whether Mr. Underwood's right to the annual retention bonus had otherwise vested at the time of the change of control).

Under the terms of his employment agreement, Mr. Underwood is also entitled to receive an incremental retention bonus, which we refer to as the incremental retention bonus, upon certain qualifying terminations of Mr. Underwood's employment described below. Mr. Underwood's incremental retention bonus is an annual benefit of $50,000 payable to Mr. Underwood in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, in which case his spouse will be entitled to receive an annual benefit of $25,000 payable in equal monthly installments during her lifetime). Pursuant to the terms of the Mr. Underwood's employment agreement, the incremental retention bonus will become payable if Mr. Underwood's employment is terminated (i) for any reason on or after December 31, 2012, (ii) by the Company without cause, or by Mr. Underwood with good reason, or (iii) by reason of Mr. Underwood's death or disability. Mr. Underwood will be entitled to receive the incremental retention bonus commencing the first month after such a qualifying termination, except in the case of a termination by Mr. Underwood of his employment for good reason or termination by us without cause prior to June 30, 2012, in which case payments with respect to the incremental retention bonus would not commence until the expiration of a severance period of 12 months during which Mr. Underwood would be entitled to receive his base salary and cash bonus at the time of such termination. Upon a change of control (as defined in his employment agreement), Mr. Underwood will be entitled to receive in a lump sum equal to the actuarial equivalent of the value of the incremental retention bonus in lieu of any future payments with respect to the incremental retention bonus (and regardless of whether Mr. Underwood's right to the incremental retention bonus had otherwise vested at the time of the change of control).

For a further discussion of Mr. Underwood's annual retention bonus and incremental retention bonus, see "*— Potential Payments upon Termination or Change in Control — Randy Underwood*" below.

- *What do we seek to reward and accomplish through our executive compensation programs?*

We believe that our compensation programs, collectively, should enable us to attract, retain and motivate high quality executives with international and public company experience. We provide annual bonus awards primarily to motivate key employees to meet business unit and corporate annual performance targets that take into account, and that we believe enhance, our performance. We evaluate our performance by reference both to our annual performance targets as compared to our annual internal EBITDA goals and to strategic objectives established by our board of directors. Strategic objectives are annual objectives which contribute to our long-term growth strategies. We design long-term incentive awards primarily to retain as well as to motivate and reward key employees over longer periods, generally ranging up to three years. Through the vesting and forfeiture provisions that we include in annual awards of stock options, restricted stock units, and long-term cash incentives, we believe that provide an additional incentive to executives to act in furtherance of our long-term and our stockholder's interests.

- *Why have we selected each principal component of our executive compensation programs?*

We have selected programs that we have found to be commonly used by international public companies, both within and outside of our industry, because believe that such commonly used programs are well understood by our stockholders, our executives, executives we seek to hire, and analysts and credit rating agencies. Moreover, we selected each program only after we have first confirmed, with the assistance of outside professional advisors, that the program comports with settled legal and tax rules.

- *How do we determine the amount of each principal component of compensation to our executives?*

The human resources and compensation committee exercises judgment and discretion in setting compensation for our senior executives only after it has first reviewed industry data and peer company practices, Hay Group compensation surveys, addressed targeted compensation with an independent compensation consultant, evaluated the recommendations of our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, and evaluated our corporate performance. The human resources and compensation committee has generally attempted to set our executive compensation as a whole within the middle range of comparative pay based on our peer group companies and compensation surveys, as described in more detail below under the heading *"To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?"*

Employment agreements that we have entered into with certain of our named executive officers provide for salary and, other than with respect to the employment agreement with our Executive Vice President and Chairman — National Money Mart, target annual bonus percentages, at fixed rates agreed to by the parties, and therefore, these components cannot be reduced at the discretion of our human resources and compensation committee.

- *What specific items of corporate performance do we take into account in setting compensation policies and making compensation decisions?*

Historically, achievement of our targeted EBITDA at the consolidated and business unit levels and the achievement of strategic objectives established by our board of directors have been the primary incentive targets under our annual bonus and long-term incentive compensation programs. For purposes of determining whether annual EBITDA targets have been achieved, our human resources and compensation committee may make adjustments to our EBITDA results in any objective manner it deems appropriate in its discretion to take into account the impact of extraordinary or non-recurring events such as a significant investment, disposition or acquisition, or performance toward and achievement of our strategic objectives. Additionally, under our LTIP for fiscal 2010 and fiscal 2011, we make payments for the long-term cash incentive compensation component if we meet certain EBITDA targets and/or other strategic objectives as set by our board for the respective fiscal years and, the named executive officer remains employed with us on each respective payment date.

- *What factors do we consider in decisions to increase or decrease compensation materially?*

As stated above under the heading *"How do we determine the amount of each principal component of compensation to our executives?"*, we have contractual commitments with Messrs. Weiss, Underwood, Miller and Franchuk and certain of our other executives who are not named executive officers with respect to a rate of base salary, and with Messrs. Weiss, Underwood and Miller and certain of our other executives who are not named executive officers regarding annual target bonuses, mutually agreed upon as a result of the arms' length negotiation of each such named executive officer's employment agreement with us, thereby limiting our ability to decrease those components of their compensation during the respective terms of their employment agreements. The factors that we consider in decisions to increase compensation include the individual performance of the executive, our corporate performance, and the annual benchmarking initiatives as discussed throughout this Compensation Discussion and Analysis.

- *How do accounting considerations impact our compensation practices?*

Prior to implementation of a compensation program and the granting of awards under the program, we evaluate the cost of the program and awards in light of our current performance and anticipated budgeted performance. We also review the design of compensation programs to assure that the recognition of expense for financial reporting purposes is consistent with our financial modeling. We designed our fiscal 2010 and fiscal 2011 programs so that overall costs fell within a budgeted dollar amount and that the awards under those programs would be accounted for under standards governing equity-based arrangements and, more specifically, so that they would be afforded fixed treatment under those standards.

- *How do tax considerations impact our compensation practices?*

Prior to our implementation of a compensation program and awards under the program, we evaluate the Federal and international income tax consequences, both to us and to our executives, of the contemplated program and awards. Before approving a program, our human resources and compensation committee receives an explanation from our outside professionals as to the tax treatment of the program and awards under the program, and assurances from our outside professionals that the tax treatment should be respected by domestic and international taxing authorities.

Section 162(m) of the Internal Revenue Code limits our tax deduction each year for compensation to each of our Chairman and Chief Executive Officer and our three other highest paid executive officers (not including our Chief Financial Officer) to $1 million unless, in general, the compensation is paid under a plan that is performance-related, non-discretionary and has been approved by our shareholders. The human resources and compensation committee monitors, and will continue to monitor, the effect of Section 162(m) on our compensation programs; however, given our significant net operating losses, we have not attempted to structure compensation to be fully deductible under Section 162(m).

We adopted our Deferred Compensation Plan primarily for our U.S. executives to provide them with an opportunity to save for the future without paying a current tax on the deferred amounts.

- *Why have we entered into agreements with named executive officers that provide for post-employment payments following a change-in-control?*

We believe that it is in our best interest to have agreements with certain of our named executive officers to assure that we will have the continued dedication and objectivity of those individuals, notwithstanding the possibility, threat or occurrence of a change in control. The agreements with our Chairman and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Operating Officer, and Executive Vice President and Chairman-National Money Mart provide for post-employment payments following a change in control as described under "*— Payments upon Termination of Employment and Change in Control*" below.

- *To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?*

In setting compensation for our named executive officers for fiscal 2010 and 2011, the human resources and compensation committee compared the elements of total compensation to compensation provided by peer groups of industry, financial services and broader consumer/retail services peers, preferably with international operations. The human resources and compensation committee used peer group data and Hay Group compensation surveys primarily as a frame of reference to set executive compensation as a whole within the middle range of comparative pay at the peer group companies. We maintained for fiscal 2011 the group of peer companies that was utilized for fiscal 2010, which included financial services and broader consumer/retail services peers, since we believe that such companies are frequently more reflective of the companies with which we compete for executive talent than our industry peers. These peer companies are listed in alphabetical order below:

Industry Peers	Financial Services Peers	Retail Peers
Advance America	Coinstar, Inc.	Aeropostale, Inc.
Cash America International, Inc.	Euronet Worldwide, Inc.	Aaron Rents, Inc. *
EZCorp, Inc.	Global Cash Access Holdings, Inc.	American Eagle Outfitters, Inc.
First Cash Financial Services, Inc.	Global Payments, Inc.	Cheesecake Factory, Inc.
	Heartland Payment Systems, Inc.	Collective Brands, Inc.
	Jackson Hewitt Tax Services, Inc.*	Denny's Corp.
	Ocwen Financial Corp.	Dick's Sporting Goods, Inc.
	Verifone Holdings Inc.	Dollar Thrifty Automotive Group, Inc.
	World Acceptance Corp.*	O'Reilly Automotive, Inc.*
		Rent-A-Center, Inc.*
		Ruby Tuesday, Inc.
		Urban Outfitters, Inc.

* *Services our customer demographic base*

We have not adopted a policy that provides for recovery of an award if a performance measure used to calculate the award is subsequently adjusted in a manner that would reduce the size of the award. Although, we have not previously experienced any such restatements or adjustments, if we were to experience such an adjustment, the human resources and compensation committee would assess the circumstances relating to the adjustment and take such actions as it believes to be appropriate.

- *What is the role of our executive officers in the compensation process?*

The human resources and compensation committee meets periodically with our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer to address executive compensation, including the rationale for our compensation programs and the efficacy of the programs in achieving our compensation objectives. The human resources and compensation committee invites representatives of the Hay Group to join pertinent meetings and occasionally requests one or more other members of senior management to participate in certain meetings. Through these meetings, the human resources and compensation committee directs senior management and the compensation consultant to provide industry data, including levels and forms of compensation provided at peer companies, and legal, tax and financial analyses and counsel. The human resources and compensation committee also relies on senior management to evaluate compensation programs to assure that they are designed and implemented in compliance with laws and regulations, including SEC reporting requirements. The human resources and compensation committee principally relies on the recommendations of our Chairman and Chief Executive Officer regarding the performance of his direct reports. At meetings held in June 2010, the human resources and compensation committee received recommendations from our Chairman and Chief Executive Officer regarding salary adjustments, discretionary bonus awards and long-term incentive awards for fiscal 2011 for our executive officers other than himself. The human resources and compensation committee accepted these recommendations after concluding that the recommendations comported with the human resources and compensation committee's objectives and philosophy and its evaluation of our performance, and industry and other supporting data.

- *Do we consider the relative risks of our compensation programs to us and our business?*

When establishing and reviewing our executive compensation programs, the human resources and compensation committee and our board of directors consider whether the programs encourage risks which are reasonably likely to have a material adverse affect on us. In April 2010, the human resources and compensation committee received from its compensation consultant, the Hay Group, factors to consider in determining the extent to which the features of our compensation programs aggravate or mitigate risk. In reviewing these considerations, in light of the our broad-based plans, including those in which our named executive officers participate, the human resources and compensation committee determined that our compensation programs are not reasonably likely to have a material adverse effect on us. A review of those features and our compensation programs is highlighted below:

Risk Aggravating Feature	***Our Compensation Programs***
A compensation mix overly weighted toward short-term incentives	The mix of pay, and blend of equity, is appropriately balanced between fixed and variable, short- and long-term, and time and performance based.
Highly leveraged payout curves and uncapped payouts	Maximum payout levels for our annual cash bonuses upon achievement of financial goals are capped; the payout curves are appropriately calibrated to afford for reasonable leverage; there is direct alignment between pay and performance.
Unreasonable goals or thresholds	Considering our performance history, the goals and thresholds are appropriate.
Use of inappropriate metrics	Our performance based programs consider EBITDA targets and strategic objectives as set by our board of directors. These metrics are within the influence of management's performance and are aligned with stockholders' interests.
Contiguous performance periods (without additional holding or vesting requirements)	The long-term incentive plan is built on overlapping annual cycles.

The human resources and compensation committee has noted that we do not engage in the practices that aggravate risk and further noted a number of design features of our annual cash bonus plan and long-term incentive plan reduce the likelihood of excessive risk taking. For example, the human resources and compensation committee believes that our annual cash bonus program appropriately balances risk and the desire to focus executives on specific short-term financial goals important to our success. Furthermore, a significant portion of the compensation provided to our named executive officers is in the form of long-term equity awards that are important to help further align executives' interests with those of our stockholders. The human resources and compensation committee determined and the our board of directors concurred that, for all employees, our compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

Compensation Committee Report

Our human resources and compensation committee has reviewed and discussed the Compensation Discussion and Analysis with our management and, based on the review and discussion, recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement and thereby incorporated by reference into our Annual Report on Form 10-K. Our board of directors accepted the recommendation of the human resources and compensation committee. This report is made by the undersigned members of the human resources and compensation committee.

Kenneth Schwenke (Chair)
Ron McLaughlin
Michael Kooper

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act or the Exchange Act that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or in part, the above report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission and shall not be deemed to be incorporated by reference into any such filing.

Human Resources and Compensation Committee Process and Procedures

The human resources and compensation committee's charter has been approved by our board of directors upon the recommendation of the corporate governance and nominating committee. The human resources and compensation committee and the corporate governance and nominating committee review the charter no less frequently than annually. Under its charter, the human resources and compensation committee's responsibilities include:

- reviewing and approving our goals and objectives relating to our Chairman and Chief Executive Officer's compensation, evaluating the performance of our Chairman and Chief Executive Officer in light of such goals and objectives, and setting our Chairman and Chief Executive Officer's compensation level, perquisites and other benefits based on this evaluation;

- in consultation with our Chairman and Chief Executive Officer, reviewing and approving the compensation, perquisites and other benefits (including, but not limited to, (i) annual base salary level, (ii) annual incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance and change-in-control agreements, if any, and (v) retirement benefits, if any, for each of our executive officers, including the named executive officers, in each such case taking into account the recommendations of our Chairman and Chief Executive Officer and such other information as the human resources and compensation committee believes appropriate;

- periodically reviewing and approving new compensation programs for our executive officers; reviewing annually our executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes; and establishing and periodically reviewing policies for the administration of executive compensation programs;

- reviewing and recommending to our board of directors the appropriate structure and amount of compensation for the non-employee directors;

- establishing and periodically reviewing policies in the area of senior management perquisites;
- reviewing and approving material changes in our employee benefit plans; making recommendations to our board of directors generally with respect to incentive-compensation plans, equity-based plans and deferred compensation plans; establishing criteria for the granting of options and other stock-based awards to our executive officers and other employees and review and approving the granting of options and other stock-based awards to our executive officers, including administering our 2005 stock incentive plan, our 2007 equity incentive plan and any other incentive-compensation plans, equity-based plans and deferred compensation plans; and administering our incentive and equity-based plans and programs;
- reviewing and approving the terms of any employment agreement executed by us with an executive officer, including any of our named executive officers;
- exercising sole authority to retain, and to terminate, any third party consultants to assist in the evaluation of director, Chairman and Chief Executive Officer or executive compensation and exercising sole authority to approve such consultant's fees and other retention terms;
- reviewing and reassessing annually the adequacy of the human resources and compensation committee charter and recommending any proposed changes to our board and annually evaluating its own performance;
- reviewing the Compensation Discussion and Analysis section to be included in our annual proxy statement or other report or filing, discussing the Compensation Discussion and Analysis with our management, and recommending to our board of directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K and/or proxy statement; and
- reviewing our succession planning process for our Chairman and Chief Executive Officer and all executive officers and making recommendations to our board of directors regarding succession planning issues.

In the questions and answers set forth above under the caption *"— Compensation Discussion and Analysis"* above, we have addressed the role of executive officers in the executive compensation process. See the question *"What is the role of our executive officers in the compensation process?"* under the caption *"— Compensation Discussion and Analysis"* above. With respect to compensation of directors, the role of our executive officers is limited to furnishing such industry data, summaries and legal and financial analyses as the human resources and compensation committee requests from time to time.

As discussed under the caption *"— Compensation Discussion and Analysis"* above, our human resources and compensation committee has engaged the Hay Group since fiscal 2008 to provide it with peer group and industry compensation data, compensation surveys and advice on compensation best practices. The instructions given by our human resources and compensation committee to the Hay Group will vary yearly but typically will include a request: (i) that the firm prepare an executive compensation peer group analysis that covers our senior executives; (ii) that the firm compile current data with regard to industry compensation trends and practices; and (iii) for a recommendation as to ranges for base salary, annual incentives and long-term incentives for executives officers and directors. Pursuant to the terms of its engagement by the human resources and compensation committee, the Hay Group is directed to recommend programs that are fair, reasonable and balanced and designed to attract, retain, motivate and reward executives for performance, while closely aligning the interests of executives with those of our stockholders. We paid the Hay Group less than $120,000 in the aggregate for all the services that it provided to us in fiscal 2010.

2010 Summary Compensation Table

The following table sets forth summary information concerning compensation of our principal executive officer and principal financial officer and each of the next three most highly compensated current executive officers whose total compensation (excluding any compensation as a result of a change in pension value and non-qualified deferred compensation earnings) exceeded $100,000 during fiscal 2010. We refer to these persons in this proxy statement as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(20)	Total ($)
Jeffrey A. Weiss, ...	2010	$985,000	—	$1,460,702	$495,125	$1,723,750(4)	$ 618,941(13)	$193,592	$5,477,110
Chairman of the Board and	2009	$882,692	—	$ 907,534	$226,885	$ 911,520(9)	$1,335,537(13)	$198,586	$4,462,754
Chief Executive Officer	2008	$831,044(1)	—	$ 367,191	$217,383	$1,134,421(14)	$2,848,353(13)	$208,986	$5,607,378
Randy Underwood, ...	2010	$451,923(1)	—	$ 584,947	$306,471	$1,174,983(5)	$ 471,457(13)	$125,169	$3,114,950
Executive Vice President	2009	$445,000(1)	—	$ 300,000	$138,381	$ 545,114(10)	—	$187,398	$1,615,893
and Chief Financial Officer	2008	$392,500(1)	—	$ 208,000	$242,375	$ 660,851(15)	$1,239,369(13)	$253,960	$2,997,055
Norman Miller, ...	2010	$450,000(1)		$ 584,947	$306,471	$ 985,983(6)		$ 22,380	$2,349,781
Executive Vice President	2009	$450,000(1)	—	$ 300,000	$138,381	$ 549,216(18)	—	$ 21,750	$1,459,347
and Chief Operating Officer	2008	$425,000(1)	—	$ 208,000	$242,375	$ 667,528(16)	—	$ 27,410	$1,570,313
Sydney Franchuk, ...	2010	$369,907	—	$ 146,003	$ 76,494	$ 558,820(7)	—	$ 33,778	$1,185,002
Executive Vice President	2009	$358,269	—	—	—	$ 191,250(17)	—	$ 31,204	$ 580,723
and Chairman — National Money Mart Company (12)	2008	$396,296	—	$ 83,200	$ 96,950	$ 313,931(11)	—	$ 33,393	$ 923,770
Silvio Piccini, ...	2010	$275,000	—	$ 225,695	$118,442	$ 401,393(8)	—	$342,953	$1,363,483
Senior Vice President and Managing Director — United Kingdom Operations	2009	$291,712	—	$ 127,497	$ 58,811	$ 260,107(19)	—	$233,893	$ 972,020

(1) Includes salary deferred by the named executive officer under our Deferred Compensation Plan. Payment of such salary is deferred until retirement, or in some instances, until a specified date prior to retirement.

(2) The amounts shown in this column reflect the aggregate grant date fair value for stock awards granted in fiscal 2008, fiscal 2009 and fiscal 2010, respectively, in accordance with FASB ASC Topic 718, pursuant to our equity compensation plans. The valuation assumptions used in the calculation of this amount are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2008, fiscal 2009, and fiscal 2010, respectively.

(3) The amounts shown in this column reflect the aggregate grant date fair value for option awards granted in fiscal 2008, fiscal 2009 and fiscal 2010, respectively, in accordance with FASB ASC Topic 718, pursuant to our equity compensation plans. The valuation assumptions used in the calculation of this amount are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2008, fiscal 2009, and fiscal 2010, respectively.

(4) Consists of a $1,723,750 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2010 consolidated targeted annual earnings before interest, taxes, depreciation and amortization and other items, which we refer to in this proxy statement as EBITDA objectives.

(5) Consists of (i) a $909,000 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2010 consolidated targeted EBITDA objectives, (ii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, (iii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iv) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (v) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal

2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(6) Consists of (i) a $720,000 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2010 consolidated targeted EBITDA objectives, (ii) the vesting and payment of $85,983 of the $257,950 long-term cash incentive awarded in fiscal 2010, (iii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iv) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (v) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $85,983 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(7) Consists of (i) a $445,336 cash bonus award pursuant to our annual cash bonus program, which is determined based on the extent to which our Canadian retail operation achieved its fiscal 2010 targeted EBITDA objectives, (ii) the vesting and payment of $21,484 of the $64,453 long-term cash incentive awarded in fiscal 2010, (iii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009, (iv) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (v) the vesting and payment of $40,000 of the $120,000 long-term cash incentive granted in fiscal 2008. The $21,484 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $20,000 portion of the company contribution to our Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(8) Consists of (i) a $275,000 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which our U.K. retail operation achieved its fiscal 2010 targeted EBITDA objectives, (ii) the vesting and payment of $34,393 of the $103,180 long-term cash incentive awarded in fiscal 2010, (iii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009, (iv) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (v) the vesting and payment of $40,000 of the $120,000 long-term cash incentive granted in fiscal 2008. The $34,393 portion of the long-term cash incentive was awarded effective July 1, 2009 and was conditioned upon achieving our fiscal 2010 annual EBITDA target and/or strategic objectives as established by our board of directors. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $20,000 portion of the company contribution to our Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2010 strategic objectives as established by our board of directors. The human resources and compensation

committee and our board of directors determined that we met the strategic objectives for fiscal year 2010 and, accordingly, these awards vested.

(9) Consists of a $911,520 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted annual earnings before interest, taxes, depreciation and amortization and other items, which we refer to in this proxy statement as EBITDA objectives.

(10) Consists of (i) a $365,114 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted EBITDA objectives, (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (iv) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(11) Consists of (i) a $253,931 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2008 consolidated targeted EBITDA objectives, (ii) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iii) the vesting and payment of $40,000 of the $120,000 long-term cash incentive awarded in fiscal 2008. The $20,000 portion of the company contribution to our Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2008 strategic objectives as established by our board of directors. We achieved these objectives and, accordingly, these awards vested.

(12) The dollar amounts shown for Mr. Franchuk were converted to U.S. dollars from Canadian dollars using the exchange rate on the last business day of the applicable fiscal year. On that basis, for fiscal 2010, CDN1.00 was equal to $0.9429.

(13) This amount reflects the present value of the Capstone Award and Incremental Capstone Award contained in the employment agreement of Mr. Weiss and the Retention Bonus and Incremental Retention Bonus contained in the employment agreement Mr. Underwood, as if such individuals retired as of June 30, 2011 and December 31, 2012, respectively (which are the dates upon which they first become eligible for the respective awards). Because these awards were not in place in fiscal 2007, the amounts disclosed for fiscal 2008 in this table are the present value of the Capstone Award and the Retention Bonus. In fiscal 2009, only the change in the present value of the Capstone Award is reflected in the table for Mr. Weiss. For fiscal 2009, there was no change in the present value of the Retention Bonus for Mr. Underwood. In fiscal 2010, pursuant to the terms of their employment agreements, Mr. Weiss is also entitled to an Incremental Capstone Award and Mr. Underwood is entitled to an Incremental Retention Bonus. In fiscal 2010, the amount for Mr. Weiss represents the change in the present value of the Capstone Award and the present value of the Incremental Capstone Award and the amount for Mr. Underwood represents the present value of the Incremental Retention Bonus.

(14) Consists of a $1,134,421 cash bonus award pursuant to an employment agreement, which is determined largely based on the extent to which we achieved our fiscal 2008 consolidated targeted EBITDA objectives.

(15) Consists of (i) a $560,851 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2008 consolidated targeted EBITDA objectives, (ii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (iii) the vesting and payment of $66,667 of the $200,000 long-term cash incentive awarded in fiscal 2008. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were

awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2008 strategic objectives as established by our board of directors. We achieved these objectives and, accordingly, these awards vested.

(16) Consists of (i) a $567,528 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2008 targeted EBITDA objectives, (ii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iii) the vesting and payment of $66,667 of the $200,000 long-term cash incentive awarded in fiscal 2008. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2008 strategic objectives as established by our board of directors. We achieved these objectives and, accordingly, these awards vested.

(17) Consists of (i) a $99,250 cash bonus award pursuant to our annual cash bonus program, which is determined based on the extent to which our Canadian retail operation achieved its fiscal 2009 consolidated targeted EBITDA objectives and (ii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iv) the vesting and payment of $40,000 of the $120,000 long-term cash incentive granted in fiscal 2008. The $32,000 portion of the long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $20,000 portion of the company contribution to our Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(18) Consists of (i) a $369,216 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted EBITDA objectives, (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iv) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2009 strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(19) Consists of (i) a $228,107 cash bonus award pursuant to our annual cash bonus program, which is determined largely based on the extent to which our U.K. retail operation achieved its fiscal 2009 targeted EBITDA objectives and (ii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by our board of directors. The human resources and compensation committee and our board of directors determined that we met the strategic objectives for fiscal year 2009 and, accordingly, this award vested.

(20) Includes the following additional compensation:

Name	Year	401(k) Match	Retirement Plan Contributions	Vesting of a Special Retention Bonus	Deferred Compensation Contributions Subject to Vesting Conditions	Discretionary Deferred Compensation Contributions	Life Insurance(b)	Perquisites(d)
Jeffery A. Weiss	2010	$8,205	—	—	—	$1,595	$130,850	$ 52,942
	2009	$9,469	—	—	—	—	$129,160	$ 59,957
	2008	$8,007	—	—	—	—	$127,550	$ 73,429
Randy Underwood	2010	$8,123	—	—	—	$1,678	$ 6,510	$108,858
	2009	$8,752	—	$ 66,600(c)	—	—	$ 6,060	$105,986
	2008	$6,548	—	$133,400(c)	—	$2,366	$ 5,660	$105,986
Norm Miller	2010	$2,370	—	—	—	$5,880	$ 2,130	$ 12,000
	2009	$4,563	—	—	—	$3,207	$ 1,980	$ 12,000
	2008	—	—	—	—	—	$ 1,319	$ 26,091
Sydney Franchuk	2010	—	$25,166(a)	—	—	—	—	$ 8,612
	2009	—	$22,864(a)	—	—	—	—	$ 8,340
	2008	—	$23,553(a)	—	—	—	—	$ 9,840
Silvio Piccini	2010	—	—	—	—	—	—	$342,953
	2009	—	—	—	—	—	—	$233,893

(a) This amount represents our annual contribution, equal to ten percent of his base salary, to Mr. Franchuk's personal "registered" retirement plan, a form of tax favored retirement arrangement under Canadian law.

(b) Consists of premiums paid by us for life insurance for which we are not the named beneficiary under this policy.

(c) Mr. Underwood was granted a special retention bonus on July 13, 2007 of which one-third vested upon issuance, one-third vested as of June 30, 2008 and one-third vested as of June 30, 2009. The disclosed amount reflects the portion of the award vested as of June 30, 2008 and June 30, 2009.

(d) Includes the following perquisites:

Name	Year	Automobile(i)	Country Club(ii)	Housing Allowance(iii)	Benefits Allowance(iv)	Personal Expenses
Jeffery A. Weiss	2010	$ 1,510	$34,523	—	—	$ 16,909(v)
	2009	$ 1,325	$39,951	—	—	$ 18,681(v)
	2008	$ 7,111	$41,797	—	—	$ 24,521(v)
Randy Underwood	2010	$24,000	—	$36,000	$48,858	—
	2009	$24,000	—	$36,000	$45,986	—
	2008	$24,000	—	$36,000	$45,986	—
Norm Miller	2010	$12,000	—	—	—	—
	2009	$12,000	—	—	—	—
	2008	$12,000				$ 14,091(vi)
Sydney Franchuk	2010	$ 8,612	—	—	—	—
	2009	$ 8,340	—	—	—	—
	2008	$ 9,840	—	—	—	—
Silvio Piccini	2010	$10,436	—	$76,143	—	$256,374(vii)
	2009	$ 9,967	—	$80,737	—	$143,189(viii)

(i) Includes the personal benefits associated with the use of a car paid by us in the case of Messrs. Weiss, Franchuk and Piccini. In calculating these benefits, we took the annual cost of the car to the company (which included its depreciation, insurance premiums, maintenance and repair and fuel costs) and multiplied it by the percent of personal use claimed by the executive. Messrs. Underwood and Miller received an annual car allowance for the amounts shown.

(ii) Includes the personal benefits associated with the use of country club memberships paid by us. In calculating this benefit, we took the annual cost of the applicable country club membership and multiplied it by the percent of personal use claimed by the executive.

(iii) Messrs. Underwood and Piccini receive a monthly housing allowance.

(iv) Mr. Underwood receives a monthly benefits allowance for the reimbursement of life and long term disability insurance premiums and in 2008, 2009 and 2010 a tax gross-up allowance for allowances received.

(v) Represents personal tax and legal services paid by us.

(vi) Represents personal travel related costs paid by us.

(vii) Represents a tuition allowance for Mr. Piccini's children of $35,692 and foreign tax reimbursement of $220,682. Mr. Piccini is working as an expatriate in the United Kingdom and we pay the difference between the payroll taxes in the United Kingdom and the taxes Mr. Piccini would otherwise have paid in the United States.

(viii) Represents a tuition allowance for Mr. Piccini's children of $44,550 and foreign tax reimbursement of $98,639. Mr. Piccini is working as an expatriate in the United Kingdom and we pay the difference between the payroll taxes in the United Kingdom and the taxes Mr. Piccini would otherwise have paid in the United States.

Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to our named executive officers for fiscal 2010 and, with respect to non-equity incentive plan awards, represents the threshold, target and maximum payouts designated under our annual bonus plans discussed above under "— *Compensation Discussion and Analysis.*"

		Estimated Future Payments Under Non-Equity Incentive Plan Awards						
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock and Option Awards(4)**
Jeffrey A. Weiss		$123,125(1)	$1,231,250(1)	$1,723,750(1)	—	—	—	—
	8/27/09	—	—	—	20,258(6)	—	—	$337,498
	8/27/09	—	—	—	—	12,909(3)(6)	$16.66	$115,845
	11/11/09	—	—	—	31,899(5)	—	—	$729,217
	11/11/09	—	—	—	—	14,759(3)(5)	$22.86	$182,303
	6/7/10	—	—	—	21,925(7)	—	—	$393,992
	6/7/10	—	—	—	—	21,277(3)(7)	$17.97	$197,004
Randy Underwood		$ 45,450(1)	$ 454,500(1)	$ 909,000(1)	—	—	—	—
		$ 85,983(2)	$ 257,950(2)	$ 257,950(2)	—	—	—	—
	8/11/09	—	—	—	18,425(8)	—	—	$292,036
	8/11/09	—	—	—	—	18,425(3)(8)	$15.85	$160,021
	6/7/10	—	—	—	16,300(7)	—	—	$292,911
	6/7/10	—	—	—	—	15,817(3)(7)	$17.97	$146,450
Sydney Franchuk		$ 22,630(1)	$ 226,296(1)	$ 452,592(1)	—	—	—	—
		$ 21,484(2)	$ 64,453(2)	$ 64,453(2)	—	—	—	—
	8/11/09	—	—	—	4,604(8)	—	—	$ 72,973
	8/11/09	—	—	—	—	4,604(3)(8)	$15.85	$ 39,986
	6/7/10	—	—	—	4,064(7)	—	—	$ 73,030
	6/7/10	—	—	—	—	3,943(3)(7)	$17.97	$ 36,508
Norman Miller		$ 36,000(1)	$ 360,000(1)	$ 720,000(1)	—	—	—	—
		$ 85,983(2)	$ 257,950(2)	$ 257,950(2)	—	—	—	—
	8/11/09	—	—	—	18,425(8)	—	—	$292,036
	8/11/09	—	—	—	—	18,425(3)(8)	$15.85	$160,021
	6/7/10	—	—	—	16,300(7)	—	—	$292,911
	6/7/10	—	—	—	—	15,817(3)(7)	$17.97	$146,450
Silvio Piccini		$ 13,750(1)	$ 137,500(1)	$ 275,000(1)	—	—	—	—
		$ 34,393(2)	$ 103,180(2)	$ 103,180(2)	—	—	—	—
	8/11/09	—	—	—	7,370(8)	—	—	$116,815
	8/11/09	—	—	—	—	7,370(3)(8)	$15.85	$ 64,008
	6/7/10	—	—	—	6,059(7)	—	—	$108,880
	6/7/10	—	—	—	—	5,879(3)(7)	$17.97	$ 54,434

---

(1) Includes the fiscal 2010 threshold, target and maximum payouts designated under our annual cash bonus program. For a discussion of the terms of our annual cash bonus program and the amounts earned thereunder by the named executive officer during fiscal 2010, see "*— Compensation Discussion and Analysis — Annual Bonus*" above.

(2) Includes the threshold, target and maximum payouts designated under the long term cash component of our long term incentive plan. For a discussion of the terms of our long term incentive plan and the amounts earned thereunder by the named executive officer during fiscal 2010, see "*— Compensation Discussion and Analysis — Long-Term Incentive Compensation*" above.

(3) Non-Qualified Stock Option grants with an exercise price not less than 100% of the fair market value which is the closing stock price on the day on which our board of directors approved the grant.

(4) This column shows the full grant date fair value of restricted stock and non-qualified stock options under FASB ASC Topic 718 granted to our named executive officers during fiscal 2010. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule not taking into account certain expected forfeitures. For restricted stock, fair value is calculated using the closing price of our common stock on the grant date. For non-qualified stock options, fair value is calculated using the valuation assumptions described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal year 2010.

(5) Awards vest in equal annual installments over a three year period beginning November 11, 2009, subject to Mr. Weiss remaining employed with us through the applicable vesting date. Such awards were granted pursuant to our 2007 Stock Incentive Plan in connection with Mr. Weiss' employment agreement with us.

(6) The award will vest as of December 31, 2010, subject to certain terms and conditions of the award as set forth in the grant agreement. Such award was granted pursuant to our 2007 equity incentive plan.

(7) Awards vest in quarterly installments over a twelve quarter period beginning July 1, 2010, subject to the named executive officer remaining employed with us through the applicable vesting date. Such awards were granted pursuant to our 2007 equity incentive plan.

(8) Awards vest in quarterly installments over a twelve quarter period beginning July 1, 2009, subject to the named executive officer remaining employed with us through the applicable vesting date. Such awards were granted pursuant to our 2007 equity incentive plan.

Narrative Disclosure Relating to 2010 Summary Compensation Table and 2010 Grants of Plan-Based Awards Table

As required by the rules of the Securities and Exchange Commission, the information set forth above under "*— 2010 Summary Compensation Table*" and the "*— 2010 Grants of Plans-Based Awards Table*" reflects not only compensation earned and paid in the respective fiscal year, but also amounts representing the opportunity to earn future compensation under performance-driven compensation incentives that may be forfeited based on future performance and/or time vesting. As a result of mixing compensation earned/paid and contingent compensation, the "total" shown under "*— 2010 Summary Compensation Table*" includes amounts that the named executive officers may never receive.

We have current employment agreements with each of our named executive officers other than Mr. Piccini. The material terms of each employment agreement are summarized below, except that termination payments provided under each agreement are summarized below under the heading "*— Potential Payments Upon Termination or Change of Control*". In addition, pursuant to each employment agreement, each named executive officer is eligible to receive annual cash incentive awards if performance objectives established by our board of directors and/or human resources and compensation committee are met and to receive future equity grants under such long-term incentive programs as we may maintain from time to time. See "*— Compensation Discussion and Analysis*" above for more information on our long term incentive program.

Jeffrey A. Weiss

Effective October 30, 2009, we entered into a new employment agreement with Mr. Weiss, our Chairman and Chief Executive Officer. Mr. Weiss' new agreement replaces his prior employment agreement with us, which was entered into on October 5, 2007 and which was amended on December 18, 2008. The initial term of Mr. Weiss' new employment agreement expires on June 30, 2012, after which time it will renew for successive one-year periods unless either party provides a notice of nonrenewal.

Under the terms of his employment agreement, Mr. Weiss will receive an annual base salary of $985,000, subject to increase as determined by our board of directors or the human resources and compensation committee, and an annual target bonus opportunity based on the achievement of certain metrics, as determined by the human resources and compensation committee, equal to 125% of his base salary, with the ability to receive a maximum bonus of 175% of his base salary.

If Mr. Weiss is employed by us as of June 30 of each year during the initial term of his employment agreement, Mr. Weiss is also entitled to receive an award equal to 200% of his base salary for such completed fiscal year, one-half of which is payable in cash, which we refer to as the cash awards, and one-half of which is payable in a combination of restricted stock units, non-qualified stock options and cash, which we refer to as the plan awards.

The cash awards are payable upon the appointment by our board of directors of Mr. Weiss' permanent successor as Chief Executive Officer of the Company; provided that a cash award will be payable (i) in a given year if our board of directors concludes, in its reasonable discretion, that satisfactory progress has been achieved by Mr. Weiss in planning for the succession of his Chief Executive Officer position, or (ii) upon a change of control, in each case subject to the condition that Mr. Weiss has remained continuously employed by us through such date. If Mr. Weiss' successor as our permanent Chief Executive Officer is appointed by our board of directors prior to June 30, 2012, and provided that he has remained continuously employed by us through such date, Mr. Weiss is entitled to receive payment, on the date such successor is appointed by our board of directors, of the amount of the cash awards to which Mr. Weiss would have otherwise been entitled to receive under the terms of his employment agreement had he remained employed by us through June 30, 2012. On July 28, 2010, the human resources and compensation committee approved the grant to Mr. Weiss of a cash award for an amount equal to his current base salary of $985,000, and determined that the requisite succession planning conditions had been met and that such cash award was immediately payable to Mr. Weiss.

Each plan award granted to Mr. Weiss is required by the terms of his employment agreement to be apportioned between restricted stock units, non-qualified stock options and cash in the same proportion as other members of our management that participate in our long term incentive plan. If Mr. Weiss' successor as our permanent Chief Executive Officer is appointed by our board of directors prior to June 30, 2012, and provided that he has remained continuously employed by us through such date, Mr. Weiss will be entitled to receive the pro rata portion of any plan awards that would have been granted to him had he remained employed by us until the end of the fiscal year that includes the date such successor is appointed by our board of directors. The plan awards in the form of restricted stock units and stock options vest ratably on a quarterly basis over a three-year period from the grant date provided Mr. Weiss remains continuously employed by us through such dates. The cash component of the plan awards vest annually over a three-year period from the grant date, provided that we meet EBITDA targets and/or other strategic objectives as determined by our board of directors.

For fiscal 2010, Mr. Weiss received options to purchase 21,277 shares of our common stock, 21,925 restricted share units and long term cash inventive award for $394,000. These awards were made under our long term incentive program for fiscal 2011, and are consistent with the terms our current employment agreement with Mr. Weiss. Notwithstanding the foregoing, all outstanding plan awards granted to Mr. Weiss will vest immediately upon a change in control, which is discussed in more detail below under *"— Potential Payments Upon Termination or Change of Control — Jeffrey A. Weiss"* below. Notwithstanding the renewal of Mr. Weiss' employment agreement for any renew terms after the expiration of the initial term of his agreement on June 30, 2012, Mr. Weiss is not entitled to receive any plan awards under his employment agreement for any period after fiscal 2012.

In making its compensation decisions, our human resources and compensation committee compared Mr. Weiss' total target compensation opportunity against our selected peer group. In addition, our human resources and compensation committee believes that the mix between fixed cash compensation and variable performance-based compensation provided for in Mr. Weiss' employment agreement is consistent with our compensation objectives, namely, to align pay with corporate performance and the creation of stockholder value and to retain and motivate superior performance by compensating our Chairman and Chief Executive Officer at a level competitive with our selected peer group.

In addition, in recognition of Mr. Weiss' service on our board, including his service as Chairman, and in recognition of Mr. Weiss' prior and future service to us, Mr. Weiss will be entitled pursuant to the terms of his employment agreement to receive certain supplemental retirement benefits. See *"Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Other Compensation"* above.

Under Mr. Weiss' current employment agreement, we provide him with health, welfare and tax qualified retirement benefits generally available to our other senior management employees and, in addition: (i) a leased automobile; (ii) reimbursement of up to $100,000 annually for the payment of premiums for a life insurance policy on Mr. Weiss of which his designees are the beneficiaries; (iii) reimbursement of tax and financial planning costs, not to exceed $15,000 annually; (iv) uninsured medical and dental costs, not to exceed $15,000 annually; and (v) five weeks paid vacation.

Randy Underwood

We entered into an amended and restated employment agreement with Mr. Underwood on May 17, 2010, which amends and restates the prior employment agreement that we entered into with Mr. Underwood on May 15, 2008. Pursuant to the terms of his employment agreement, Mr. Underwood will continue to serve as our Executive Vice President and Chief Financial Officer.

Under the terms of his employment agreement, Mr. Underwood receives an annual base salary of $505,000, subject to increase as determined by our board of directors or the human resources and compensation committee, and an annual target bonus opportunity based on the achievement of certain metrics, as determined by the human resources and compensation committee, equal to 90% of his base salary, with the ability to receive a maximum bonus of 180% of his base salary.

Mr. Underwood is entitled to receive annual awards under our long term incentive plans that are at a level commensurate with his position within our organization and with other comparable senior executives. The awards to Mr. Underwood under our long term incentive plan must consist of 20% non-qualified stock options, 40% restricted stock units and 40% cash, based on the value of the awards. The long term incentive plan award for fiscal 2011 received by Mr. Underwood and reflected under "*— 2010 Summary Compensation Table*" and "*— Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Long Term Incentive Compensation*" above are consistent with the terms of his employment agreement.

In addition, in recognition of Mr. Underwood's prior and future service to us, Mr. Underwood will be entitled pursuant to the terms of his employment agreement to receive certain supplemental retirement benefits. See *"Compensation Discussion and Analysis — What are the principal components of our executive compensation programs? — Other Compensation"* above. Mr. Underwood will also be entitled to receive retiree medical coverage upon the occurrence of the following: (i) Mr. Underwood terminates employment for any reason on or after June 30, 2011; (ii) Mr. Underwood's employment is terminated by us without cause, by Mr. Underwood with good reason or by reason of Mr. Underwood's death or disability; or (iii) our change in control.

Norman Miller

On May 14, 2008, we entered into an amended and restated employment agreement with Norman Miller, pursuant to which Mr. Miller serves as our Executive Vice President and Chief Operating Officer. Mr. Miller's employment agreement provides that he will receive an annual base salary of not less than $425,000 and will be entitled to an annual target cash bonus, as determined by our board of directors or the human resources and compensation committee, of not less than 80% of Mr. Miller's then current salary, if specified corporate performance goals are met for that year.

Sydney Franchuk

Effective July 1, 2009, Mr. Franchuk and National Money Mart Company, one of our wholly-owned subsidiaries, entered into an employment agreement. Mr. Franchuk's agreement provides that he will serve as the Chairman of National Money Mart Company and as one of our Executive Vice-Presidents. Under his agreement, Mr. Franchuk will receive an annual base salary of CAD 400,000 and will also be entitled to participate in certain of our incentive programs, including our management cash bonus program. All performance targets pursuant to such plan shall be set by National Money Mart Company in its sole discretion and be based solely on the operations of National Money Mart Company.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth unexercised stock options, stock that has not yet vested and equity incentive plan awards outstanding as of June 30, 2010 for each of our named executive officers.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($)(3) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested ($) (j)
Jeffrey A. Weiss	210,283	—	—	$11.70	4/27/15	—	—	—	—
	210,283	—	—	$16.00	4/27/15	—	—	—	—
	10,745(4)	5,373(4)	—	$29.42	11/15/17	4,161(4)	$ 82,346	—	—
	16,122(8)	32,244(8)	—	$ 9.38	11/13/18	64,502(8)	$1,276,495	—	—
	—	12,909(5)	—	$16.66	8/27/19	31,899(6)	$ 631,281	—	—
	—	14,759(6)	—	$22.86	11/11/19	20,258(16)	$ 400,906	—	—
	—	21,277(12)	—	$17.97	6/7/20	21,925(14)	$ 433,896	—	—
Randy Underwood. . .	25,000	—	—	$11.70	4/27/15	—	—	—	—
	25,000	—	—	$16.00	4/27/15	—	—	—	—
	20,000(1)	—	—	$19.80	9/8/16	—	—	—	—
	20,833(10)	10,417(10)	—	$16.64	6/26/18	4,166(7)	$ 82,445	—	—
	10,016(9)	30,048(9)	—	$ 6.98	12/4/18	32,235(11)	$ 637,931	—	—
	6,142(13)	12,283(13)	—	$15.85	8/11/19	12,283(15)	$ 243,081	—	—
	—	15,817(12)	—	$17.97	6/7/20	16,300(14)	$ 322,577	—	—
Sydney Franchuk . . .	2,083(10)	4,167(10)	—	$16.64	6/26/18	—	—	—	—
	5,500(1)	—	—	$19.80	9/8/16	1,666(7)	$ 32,970	—	—
	768(13)	3,069(13)	—	$15.85	8/11/19	3,069(15)	$ 60,736	—	—
	—	3,943(12)	—	$17.97	6/7/20	4,064(14)	$ 80,427	—	—
Norman Miller	50,000(2)	—	—	$23.74	4/2/17	—	—		
	20,833(10)	10,417(10)	—	$16.64	6/26/18	4,166(7)	$ 82,445		
	10,016(9)	30,048(9)	—	$ 6.98	12/4/18	32,235(11)	$ 637,931	—	—
	6,142(13)	12,283(13)	—	$15.85	8/11/19	12,283(15)	$ 243,081	—	—
	—	15,817(12)	—	$17.97	6/7/20	16,300(14)	$ 322,577	—	—
Silvio Piccini	8,333(10)	4,167(10)	—	$16.64	6/26/18	1,666(7)	$ 32,970	—	—
	4,257(9)	12,770(9)	—	$ 6.98	12/4/18	13,700(11)	$ 271,123	—	—
	2,457(13)	4,913(13)	—	$15.85	8/11/19	4,913(15)	$ 97,228	—	—
	—	5,879(12)	—	$17.97	6/7/20	6,059(14)	$ 119,908	—	—

(1) These option awards vested monthly over three years beginning July 31, 2006.

(2) These option awards vested annually over three years beginning April 2, 2008.

(3) Non-Qualified Stock Option grants with an exercise price equal to or greater than 100% of the fair market value of our common stock on the date of grant.

(4) Awards vest in equal annual installments over a three year period beginning November 15, 2007.

(5) Discretionary grant of option awards on August 27, 2009. These option awards vest on December 31, 2010.

(6) Awards vest in equal annual installments over a three year period beginning November 11, 2009.

(7) Discretionary grant of restricted stock units on June 26, 2008. These restricted stock unit awards vest quarterly over 12 quarters beginning September 30, 2008.

(8) Awards vest in equal annual installments over a three year period beginning November 13, 2008

(9) Discretionary grant of option awards on December 4, 2008. One quarter of each award vested as of December 31, 2009, one quarter will vest as of December 31, 2010 and the remaining one-half will vest as of December 31, 2011, subject to certain terms and conditions of each award as set forth in the grant agreement for each recipient.

(10) Discretionary grant of option awards on June 26, 2008. These option awards vest quarterly over 12 quarters beginning September 30, 2008.

(11) Discretionary grant of restricted stock units on December 4, 2008. One quarter of each award will vest as of December 31, 2009, one quarter will vest as of December 31, 2010 and the remaining one-half will vest as of December 31, 2011, subject to certain terms and conditions of each award as set forth in the grant agreement for each recipient.

(12) Discretionary grant of option awards on June 7, 2010. These option awards vest quarterly over 12 quarters beginning September 30, 2010.

(13) Discretionary grant of option awards on August 11, 2009. These option awards vest quarterly over 12 quarters beginning September 30, 2009.

(14) Discretionary grant of restricted stock units on June 7, 2010. These restricted stock unit awards vest quarterly over 12 quarters beginning September 30, 2010.

(15) Discretionary grant of restricted stock units on August 11, 2009. These restricted stock unit awards vest quarterly over 12 quarters beginning September 30, 2009.

(16) Discretionary grant of restricted stock units on August 27, 2009. These restricted stock unit awards vest on December 31, 2010.

Options Exercised and Stock Vested (2010)

The following table sets forth certain information regarding the exercise of stock options by our named executive officers during fiscal 2010.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Jeffrey A. Weiss	—	—	36,410	$832,333
Randy Underwood	—	—	25,726	$566,775
Sydney Franchuk	19,017	$122,455	5,874	$122,628
Norman Miller	—	—	25,726	$566,775
Silvio Piccini	—	—	11,358	$249,744

Pension Benefits (2010)

The following table sets forth certain information regarding certain supplemental retirement benefits granted to two of our executive officers as of June 30, 2010.

Name	Plan Name	Number of Years Credited Service (3)	Present Value of Accumulated Benefits	Payments During Last Fiscal Year
Jeffrey A. Weiss	(1)	N/A	$5,143,706	$0
Randy Underwood	(2)	N/A	$1,710,826	$0

(1) Pursuant to the terms of his employment agreement, Mr. Weiss will be entitled to receive an annual retirement benefit and a supplemental retirement benefit which we refer to as the capstone award and incremental capstone award, respectively. Pursuant to the terms of the capstone award and the incremental capstone award, Mr. Weiss will be entitled to receive a lump-sum payment on the first business day of the calendar month following the award triggering event which will equal the actuarial equivalent of an annual benefit of $300,000 and $75,000, respectively, payable to Mr. Weiss in equal monthly installments during his lifetime commencing on such

payment date, with a $150,000 and $37,500 per year, respectively, survivor benefit payable on his subsequent death to his surviving spouse. The actuarial present value of these awards at June 30, 2010 assumes Mr. Weiss' retirement as of December 31, 2010, with respect to the capstone award, and June 30, 2012, with respect to the incremental capstone award, which are the respective dates upon which he first becomes eligible for the awards, and a discount rate of 4.37% and was calculated utilizing the Social Security Actuarial Publications as updated July 9, 2007. For a discussion of Mr. Weiss' capstone award and incremental capstone award, see "*— Potential Payments upon Termination or Change in Control — Jeffrey A. Weiss*" below.

(2) Pursuant to the terms of his employment agreement, Mr. Underwood is entitled to receive an annual retention bonus and an incremental retention bonus. Pursuant to the terms of the annual retention bonus and the incremental retention bonus, Mr. Underwood will be entitled to receive a lump-sum payment on the first business day of the calendar month following the award triggering event which will equal the actuarial equivalent of an annual benefit of $150,000 and $50,000, respectively, payable to Mr. Underwood in equal monthly installments during his lifetime commencing on such payment date, with a $75,000 and $25,000 per year, respectively, survivor benefit payable on his subsequent death to his surviving spouse. The actuarial present value of this award at June 30, 2010 assumes Mr. Underwood's retirement as of June 30, 2011, with respect to the annual retention bonus, and December 31, 2012, with respect to the incremental retention bonus, which are the dates upon which he first becomes eligible for the awards, and a discount rate of 6.98% and was calculated utilizing the Social Security Actuarial Publications as updated July 9, 2007. For a discussion of Mr. Underwood's annual retention bonus and incremental retention bonus, see "*— Potential Payments upon Termination or Change in Control — Randy Underwood*" below.

(3) Years of service is not relevant in determining the amount of the benefit.

Non-Qualified Deferred Compensation (2010)

The following table sets forth certain information with respect to our Deferred Compensation Plan.

Name (a)	Executive Contributions in Last FY ($)(1)(2) (b)	Company Contributions in Last FY ($)(2)(3) (c)	Aggregate Earnings in Last FY ($)(4) (d)	Aggregate/ Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Jeffrey A. Weiss	—	$ 1,572	$19,428	—	$1,148,053
Randy Underwood	$22,481	$34,503	$65,305	$(182,066)	$ 267,224
Sydney Franchuk	—	$20,000	$15,666	—	$ 174,092
Norman Miller	$45,000	$41,805	$ 9,189	—	$ 231,699
Silvio Piccini	—	$19,710	$ 2,373	—	$ 41,793

(1) Participants in our Deferred Compensation Plan can defer 50% of base salary and 100% of cash bonuses.

(2) Amounts shown in this column represent a portion of the amounts shown in column entitled "Non Equity Incentive Plan Compensation" of the 2010 Summary Compensation Table above.

(3) For fiscal 2008, we made awards of non-qualified deferred compensation pursuant to our LTIP in the following amounts: Mr. Underwood — $200,000; Mr. Franchuk — $120,000; and Mr. Miller — $200,000. Such awards were effective July 1, 2007 and vest ratably on an annual basis over a three-year period, provided that we meet our strategic objectives as established by the board for the fiscal year preceding each June 30 vesting date in the three year cycle. The amount set forth in this column represents the portion of the award that was deposited to the executive's account upon achievement of our fiscal 2010 strategic objectives.

(4) Executives invest monies in their deferred compensation accounts using investment vehicles with investment risk profiles similar to those offered in our 401(k) plan. Earnings will depend on what investment decisions the named executive officers make.

Potential Payments upon Termination or Change in Control

We have entered into agreements with certain of our named executive officers that provide for payments and benefits to the executive in the event of his termination of employment under various circumstances, including a change of control. The following tables reflect the amount of compensation payable to each of our named executive officers upon: (i) an involuntary termination with "cause;" (ii) a voluntary resignation without "good reason;" (iii) a termination due to death; (iv) a termination due to disability; (v) retirement; (vi) an involuntary termination without "cause;" (vii) a resignation for "good reason;" and (viii) an involuntary termination without "cause" or resignation for "good reason" following a change in control. The amounts shown assume that such termination was effective as of June 30, 2010, the last business day of our fiscal year. The actual amounts to be paid out could only be determined at the time the events described above could occur.

General Amounts Due Upon Termination. Generally, upon a termination of employment for any reason, each named executive officer is entitled to receive an immediate cash payment of certain accrued obligations, including:

- base salary through the date of termination, to the extent not paid;
- any accrued, but unused, vacation pay; and
- any unreimbursed business expenses.

These payments and benefits are in addition to any regular retirement benefits that the named executive officers are entitled to receive under our 401(k) plan and under our Deferred Compensation Plan.

Jeffrey A. Weiss

The following describes the potential payments to Mr. Weiss upon a termination of employment or change of control pursuant to the terms of his employment agreement.

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of his employment agreement, Mr. Weiss may be terminated by us without "cause" or he may resign for "good reason."

Mr. Weiss' employment may be terminated by us for "cause" upon the occurrence of any of the following: (i) his willful and continued failure to substantially perform his material duties for us; (ii) his conviction of, or entry of a plea of guilty or nolo contendere to (A) a felony (other than a minor traffic violation) or (B) a crime involving moral turpitude; or (iii) his willful gross neglect in carrying out his employment duties which causes material harm to us or our business or his willful and material misconduct relating to our business.

Mr. Weiss may resign for "good reason," after providing us with 30 days' written notice of his intention to do so, upon the occurrence of any of the following: (i) any material diminution in his authorities, titles or offices; (ii) any change in the reporting structure so that Mr. Weiss reports to someone other than our board of directors as Chief Executive Officer or to the board of Dollar Financial Group, Inc., which we refer to in this proxy statement as DFG, as Chief Executive Officer of DFG; (iii) any material diminution in his base salary, target bonus opportunity, maximum bonus opportunity, or LTIP award opportunity; (iv) failure to appoint or re-elect Mr. Weiss as a member of our board of directors and the board of directors of DFG and as our Chief Executive Officer or the Chief Executive Officer of DFG, or removal of Mr. Weiss from any such position; (v) failure of Mr. Weiss to be our (including DFG) sole senior most executive officer or, following a change in control, his failure to be a member of the board of directors and the chief executive officer of the successor entities; (vi) any material breach of the employment agreement committed by us, DFG or any of our affiliates; or (vii) the dissolution or liquidation of us or DFG or any failure by us or DFG to obtain the assumption in writing of its obligation to perform his employment agreement by any successor to all or substantially all of its assets at the time of any merger, consolidation, sale or similar transaction, except where such assumption occurs by operation of law.

Upon a termination of employment by us without "cause" or as a result of Mr. Weiss' resignation for "good reason," Mr. Weiss will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination, for a period of 24 months following termination of employment, payable in bi-weekly installments, the amount of which we refer to as Mr. Weiss' base severance;
- two times his annual target bonus, payable in 24 equal monthly installments, the amount of which we refer to as Mr. Weiss' bonus severance;
- a pro-rata portion of his target annual bonus with respect to the fiscal year during which the termination of Mr. Weiss' employment occurs, with such amount payable in a lump sum;

- contribution by us to the cost of coverage under our group health plan for a period of 24 months or, if shorter, the maximum period of time allowable under COBRA. In the event Mr. Weiss' eligibility for COBRA coverage expires sooner than 24 months following the termination of his employment, we will make payments to him, on an after-tax basis, of an amount equal to the premium we would have otherwise contributed to COBRA coverage had he been eligible for the entire 24-month period;

- accelerated vesting of his outstanding equity awards, cash awards and plan awards (as further described below) and, if applicable, the equity component of such awards will remain exercisable for a period ending on the sooner of (i) 24 months following his termination of employment, (ii) the latest date the award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the award, and any cash award will be paid within thirty (30) days following such termination; and

- (i) unpaid base salary Mr. Weiss earned through the termination date and any accrued but unpaid vacation time; (ii) any unpaid annual bonus with respect to any fiscal year which ended prior to the termination date to which Mr. Weiss is entitled; (iii) any unpaid reimbursement or payment due on or prior to the date of termination related to appropriate business or entertainment expenses, car allowances, employee benefits or LTIP awards to which Mr. Weiss is entitled; (iv) any unpaid right, payment or benefit that accrued or became due to Mr. Weiss prior to the termination date related to retirement benefits, LTIP awards or pursuant to any of our or our affiliates' applicable plans, programs, policies or arrangements in which Mr. Weiss participated as of the termination date; and (v) any right, payment or benefit due or that becomes payable pursuant to his employment agreement related to Section 280G of the Code, indemnification, or attorneys' fees and expenses, which we collectively refer to as the accrued and other obligations.

If Mr. Weiss is employed by us as of June 30 of each year during the term of the agreement, Mr. Weiss is entitled to receive an award equal to 200% of his base salary for such completed fiscal year that is payable one-half in cash, which we refer to as the cash awards, and one-half in a combination of restricted stock units, non-qualified stock options and cash, which we refer to as the plan awards. Each cash award is payable upon the appointment by our board of directors of Mr. Weiss' permanent successor as Chief Executive Officer of the Company; provided that a cash award will be payable (i) in a given year if our board of directors concludes, in its reasonable discretion, that satisfactory progress has been achieved by Mr. Weiss in planning for the succession of his Chief Executive Officer position, or (ii) upon a change of control, in each case subject to the condition that Mr. Weiss has remained continuously employed by us through such date.

If (i) Mr. Weiss' successor as our permanent Chief Executive Officer is appointed by our board of directors prior to June 30, 2012 or (ii) Mr. Weiss' employment is terminated by us without "cause" or as a result of Mr. Weiss' resignation for "good reason" prior to June 30, 2012, and provided that he has remained continuously employed by us through such date, Mr. Weiss is entitled to receive payment, on the date such successor is appointed by our board of directors or on the date of termination, as applicable, of the amount of the cash awards to which Mr. Weiss would have otherwise been entitled to receive under the terms of his employment agreement had he remained employed by us through June 30, 2012. Each plan award will be apportioned between restricted stock units, non-qualified stock options and cash in the same proportion as other members of our management that participate in our LTIP. If (i) Mr. Weiss' successor as our permanent Chief Executive Officer is appointed by our board of directors prior to June 30, 2012 or (ii) Mr. Weiss' employment is terminated by us without "cause" or as a result of Mr. Weiss' resignation for "good reason" prior to June 30, 2012, and provided that he has remained continuously employed by us through such date, Mr. Weiss is entitled to receive the pro rata portion of the plan awards that would have been granted had he remained employed by us until the end of the fiscal year that includes the date such successor is appointed by our board of directors or the date of termination, as applicable. The equity component of such plan awards will remain exercisable for a period ending on the sooner of (i) 24 months following his termination of employment, (ii) the latest date upon which the award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the award. The plan awards vest as described above in the discussion of our LTIP awards; provided, however, that all outstanding awards will vest immediately upon a change in control. See "*— Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table — Jeffrey A. Weiss*" above.

Upon certain qualified terminations of his employment, including a termination of his employment by us without "cause" or as a result of Mr. Weiss' resignation for "good reason," Mr. Weiss will be entitled to receive pursuant to the terms of his employment agreement a capstone award in the form of a lump-sum payment on the first business day of the calendar month following the qualified termination event in an amount equal to the actuarial equivalent of an annual benefit of $300,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing on such payment date and a $150,000 per year survivor benefit payable on his subsequent death to his surviving spouse for her lifetime.

Under the terms of his employment agreement, if Mr. Weiss remains employed by the Company through each of June 30, 2010 and June 30, 2011, Mr. Weiss is also entitled to receive an incremental capstone award upon certain qualified terminations of his employment, including a termination of employment by us without "cause" or as a result of Mr. Weiss' resignation for "good reason." Mr. Weiss will be entitled to receive the incremental capstone award in the form of a lump-sum payment in an amount equal to the actuarial equivalent of an annual benefit of $75,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing on the first business day of the calendar month following the qualified termination event and a $37,500 per year survivor benefit payable on his subsequent death to his surviving spouse for her lifetime. $1,000,000 of such lump sum will be payable on the first anniversary of such qualified termination of Mr. Weiss' employment by us, with the remaining balance being paid on the first business day of the calendar month that follows the first anniversary of such termination event. If Mr. Weiss' employment with us is terminated by us without "cause" or by him for "good reason" prior to June 30, 2011, the incremental capstone award will become fully vested as of the termination date as if he remained continuously employed by us through June 30, 2011.

Death or Disability. In the event that Mr. Weiss' employment with us terminates due to his death or disability, he will be entitled to the same payments and/or benefits described above under *"— Termination Without "Cause" or Resignation for "Good Reason""* as if such termination for death or disability was without "cause" or for "good reason", except that he will not be entitled to receive base severance or bonus severance.

Retirement. Under the terms of his employment agreement, Mr. Weiss may terminate his employment by reason of "retirement", which is defined in his employment agreement as the voluntary termination by Mr. Weiss of his employment on or after December 31, 2010 and before June 30, 2012 or the termination by us of Mr. Weiss' employment for "cause" on or after December 31, 2010 and before June 30, 2014, or "delayed retirement", which is defined in his employment agreement as the voluntary termination by Mr. Weiss of his employment after June 30, 2012 or the termination by us of Mr. Weiss' employment for any reason after June 30, 2014.

In the event of Mr. Weiss' retirement or delayed retirement, Mr. Weiss will be entitled to the following payments and/or benefits:

- contribution by us to the cost of coverage under our group health plan for a period of 24 months or, if shorter, the maximum period of time allowable under COBRA. In the event Mr. Weiss' eligibility for COBRA coverage expires sooner than 24 months following the termination of his employment, we will make payments to him, on an after-tax basis, of an amount equal to the premium we would have otherwise contributed to COBRA coverage had he been eligible for the entire 24-month period;

- a pro-rata portion of his target annual bonus with respect to the fiscal year during which the termination of Mr. Weiss' employment occurs (determined assuming he met any personal or subjective performance objectives at no less than target), with such amount payable in a lump sum;

- any of Mr. Weiss' equity awards held at the date of termination will immediately become fully vested and, if applicable, remain exercisable for the period ending on the sooner of (i) twenty four (24) months from the termination date, (ii) the latest date upon which the equity award would have expired by its original terms if Mr. Weiss remained employed with us or (iii) the 10th anniversary of the original date of grant of the equity award; and

- the accrued and other obligations described under *"—Termination Without "Cause" or Resignation for "Good Reason""* above.

In the case of Mr. Weiss' retirement or delayed retirement, he will also be entitled to immediate vesting of his capstone award and in the case of Mr. Weiss' delayed retirement, he will also be entitled to immediate vesting of his incremental capstone award on the terms described under "*— Termination Without "Cause" or Resignation for "Good Reason"*" above.

In the case of Mr. Weiss' delayed retirement, he will also be entitled to immediate vesting of any outstanding plan award held by him as of the termination date and such awards, as applicable, will remain exercisable for the period ending on the sooner of (i) twenty four (24) months from the termination date, (ii) the latest date upon which the award would have expired by its original terms if Mr. Weiss remained employed with us or (iii) the 10th anniversary of the original date of grant of the award.

Change in Control. In the event of a "change in control," Mr. Weiss will be entitled to receive the capstone award and the incremental capstone award, and any equity awards, cash awards and plan awards granted to Mr. Weiss at the time of a "change in control" will become immediately vested and payable, in each case as described above under "*— Termination Without "Cause" or Resignation for "Good Reason"*". In addition, in the event Mr. Weiss' employment is terminated by us without "cause," or if he resigns for "good reason," within 24 months following a "change in control," he will be entitled to receive the same payments and/or benefits described above under "*— Termination Without "Cause" or Resignation for "Good Reason"*" as if such termination was without "cause" or for "good reason," except that he will not be entitled to receive base severance or bonus severance, and instead, he will receive an amount equal to two times his base salary and target bonus at the time of termination, payable in a lump sum within 60 days following such termination.

The "change in control" provisions of Mr. Weiss' employment agreement will be triggered upon the first to occur of:

- a sale or transfer of substantially all of our assets or the assets of DFG in any transaction or series of related transactions (other than sales in the ordinary course of business);
- any person becoming a beneficial owner of twenty five percent (25%) or more of our voting securities except as a result of (i) any acquisition of the voting securities by us or DFG or (ii) any acquisition of our voting securities directly from us or DFG, as authorized by our board of directors;
- any sale or series of sales of shares of our capital stock by the holders thereof which results in any person or group of affiliated persons owning capital stock holding twenty five percent (25%) or more of the voting power of DFG at the time of such sale or series of sales;
- if after the effective date of the employment agreement, the individuals who, at the beginning of such period, constitute our board of directors, cease for any reason to constitute at least a majority of our board of directors, unless the election or nomination for election of each director who is not a director on the effective date of the employment agreement was approved by a vote of no less than two-thirds (2/3) of the directors then still in office who are directors on the date hereof or are new directors approved by such vote;
- any merger, consolidation or reorganization to which either we or DFG is a party, except for an internal reorganization or a merger, consolidation or reorganization in which we are the surviving corporation and, after giving effect to such merger, consolidation or reorganization, the holders of our outstanding common stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of our voting power;
- a liquidation, dissolution or winding up of either us or DFG; or
- if our common stock is no longer publicly traded on a major United States stock exchange such as the New York Stock Exchange or Nasdaq.

In addition to the benefits described above, in the event that it is determined that any payment by us to or for the benefit of Mr. Weiss would be a so-called "golden parachute payment" and, therefore, result in the imposition on Mr. Weiss of an excise tax under Section 4999 of the Code, Mr. Weiss shall receive a payment sufficient to place him in the same after tax position as if no excise tax had been imposed. We refer to this payment as the parachute gross-up payment. However, if the imposition of the excise tax could be avoided by the reduction of payments due to Mr. Weiss by an amount of 10% or less, then the total of all such payments will be reduced to an amount $1.00 below the amount that would otherwise cause an excise tax to apply, and no parachute gross-up payment will be made.

Mr. Weiss is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Weiss is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2010, Mr. Weiss' payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Change in Control Severance	Pro-Rata Annual Bonus, Cash Award and Plan Award	Capstone Award(1)	Welfare Benefit Continuation	Value of Options Subject to Acceleration	Value of Restricted Stock and Restricted Stock Units Subject to Acceleration	Cash Portion of Plan Award Subject to Acceleration	Parachute Gross-up Payment
Termination For Cause or Voluntary Resignation (without Good Reason)	—	—	—	—	—	—	—	—		—
Termination Without Cause or Voluntary Resignation for Good Reason	$1,970,000(2)	$2,462,500(3)	—	$5,171,250(4)	$4,802,831(5)	$21,728(6)	$414,789(10)	$2,824,924(7)	$394,000(11)	—
Termination Without Cause or Voluntary Resignation for Good Reason Following a Change in Control	—	—	$4,432,500(8)	$5,171,250(4)	—	$21,728(6)	$414,789(10)	$2,824,924(7)	$394,000(11)	$4,643,669
Payment Upon a Change in Control(9)	—	—	—	—	$4,802,831(5)	—	—	—		—
Death	—	—	—	$5,171,250(4)	$2,913,522(5)	$21,728(6)	414,789(10)	$2,824,924(7)	$394,000(11)	—
Disability	—	—	—	$5,171,250(4)	$4,802,831(5)	$21,728(6)	414,789(10)	$2,824,924(7)	$394,000(11)	—

(1) On the earliest to occur, if any, of (i) the date that Mr. Weiss' employment is terminated by reason of "retirement" or "delayed retirement"; (ii) the date Mr. Weiss' employment is terminated by us without "cause" or Mr. Weiss resigns for "good reason"; (iii) the date that Mr. Weiss' employment terminates by reason of his disability; or (iv) the date that a "change in control" occurs during the term of his employment agreement, Mr. Weiss will be entitled to commence receiving payments due pursuant to his capstone award. Mr. Weiss will be entitled to commence receiving payments due pursuant to his incremental capstone award on each of the dates mentioned above, with the exception of retirement, in which case Mr. Weiss will not be entitled to receive an incremental capstone award.

(2) This amount represents the continuation of Mr. Weiss' base salary for 24 months and is payable over a 24 month period.

(3) This amount represents two times Mr. Weiss' annual target bonus and is payable over a 24 month period.

(4) This amount represents the annual target bonus of $1,231,250, the cash award of $2,955,000 and the plan award of $985,000 payable to Mr. Weiss. Because we are assuming that his termination of employment occurred on the last business day of our fiscal year, the amount above does not reflect any pro-ration that would occur in the event his employment was terminated at an earlier time during the fiscal year.

(5) This amount represents the actuarial present value of Mr. Weiss' capstone award and incremental capstone award as of June 30, 2010 as if Mr. Weiss , or in the case of his death, his surviving spouse, had received his lump sum payment on the first business day of the calendar month following such date.

(6) This amount represents our portion of the premium payments for 24 months of health coverage.

(7) This amount represents the value of unvested grants of an aggregate of 142,745 shares of our common stock, based on $19.79, the closing price of our common stock on June 30, 2010.

(8) This amount represents two times Mr. Weiss' base salary and annual target bonus and is payable in a lump sum.

(9) Mr. Weiss will be entitled to receive his capstone award upon a change in control. For a discussion of other payments to be received by Mr. Weiss in the event of his termination without "cause" or resignation for "good reason" following a change in control, see the preceding row of this table.

(10) This amount represents the value of unvested stock options to purchase an aggregate of 66,430 shares of our common stock, based on $19.79, the closing price of our common stock on June 30, 2010. Such amount does not represent unvested stock options to purchase an aggregate of 20,132 shares of our common stock that were "out of the money," based on $19.79, the closing price of our common stock on June 30, 2010, and thus would have no value upon acceleration. The actual value realized will vary depending on the date the options are exercised.

(11) This amount represents the value of the unvested cash component of Mr. Weiss' plan award.

Randy Underwood

The following describes the potential payments to Mr. Underwood upon a termination of employment or change of control pursuant to the terms of his employment agreement.

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of his employment agreement, Mr. Underwood may be terminated by us without "cause" or he may resign for "good reason."

Mr. Underwood's employment may be terminated by us for "cause" upon the occurrence of any of the following: (i) a material breach of any promise or obligation imposed under his employment agreement; (ii) material acts of embezzlement or misappropriation of funds; (iii) a serious breach of his fiduciary obligations; (iv) his conviction of a felony, plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude; (v) his willful unauthorized disclosure of confidential information; (vi) an intentional violation of any of our rules, regulations or policies; (vii) any willful act materially adverse to our interests or that is reasonably likely to result in material harm to us or to bring us into disrepute; or (viii) engaging in behavior that would constitute grounds for liability for harassment or other egregious conduct that violates laws governing the workplace.

Mr. Underwood may resign for "good reason" upon the occurrence of any of the following: (i) any failure by us to pay the compensation and benefits provided under his employment agreement or any other material breach by us of any provision of his employment agreement, after written notice by Mr. Underwood to cure such failure or breach, and failure by us to cure, within a period of fifteen (15) days following such written notice; (ii) any material adverse change in his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by us made without his permission after written notice by Mr. Underwood to cure such material adverse change and failure by us to cure, within a period of fifteen (15) days following such written notice which results in: (A) a diminution in any material respect in his position, authority, duties, responsibilities or compensation, which diminution continues in time over at least thirty (30) days, such that it constitutes an effective demotion or (B) relocation of his regular work address to a location more than thirty (30) miles from his location at the effective date of the employment agreement; or (iii) our failure to include him under any applicable directors' and officers' insurance policy provided by us after receiving written notice by Mr. Underwood and our continued failure to cure.

Upon a termination of employment by us without "cause" or a resignation by Mr. Underwood for "good reason," Mr. Underwood will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his base severance;
- an amount equal to the average of the annual bonuses he received for the prior two years, payable in 12 equal monthly installments, the amount of which we refer to as his bonus severance;
- contribution by us to the cost of continued coverage under our group health plan for a period of 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months;

- continued payment by us (or reimbursement by us) of fringe benefits consisting of a housing allowance of $3,000 per month for a period of 12 months or such shorter time as required by applicable law, but only to the extent such payment is without any material adverse tax or financial accounting or reporting consequences to us;

- all vested equity awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment, (ii) the latest date the equity award would have expired by its original terms if he had remained employed with us or (iii) the 10th anniversary of the original date of grant of the equity award;

- retiree medical coverage, with survivor benefits, under our retiree medical plan as then in effect, commencing 12 months after his termination or resignation; and

- (i) any unpaid base salary and accrued but unpaid vacation time earned by Mr. Underwood through the termination date; (ii) any unpaid annual cash bonus payable pursuant to with respect to any fiscal year which ended prior to Mr. Underwood's termination; (iii) any reimbursement or payment due to Mr. Underwood prior to his termination that remains unpaid relating to deferred compensation, certain business or entertainment expenses, car allowance or other fringe benefits; (iv) any right, payment or benefit that accrued or became due to Mr. Underwood prior to his termination which remains unpaid related to his retention bonus, LTIP awards, or pursuant to any of our or our affiliates' applicable plans, programs, policies or arrangements in which Mr. Underwood participated as of his termination date; and (v) any right, payment or benefit due or that becomes payable to Mr. Underwood related to Section 280G of the Code, indemnification or attorneys' fees and expenses.

Upon certain qualifying terminations of his employment, including a termination of his employment by us without "cause" or as a result of Mr. Underwood's resignation for "good reason," Mr. Underwood is entitled to receive an annual retention bonus at the rate of $150,000 per year. Mr. Underwood's annual retention bonus is payable to him in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, his spouse will be entitled to receive an annual benefit of $75,000 payable in equal monthly installments during her lifetime). Mr. Underwood will be entitled to receive the annual retention bonus commencing the first month after the expiration of the 12 month period during which Mr. Underwood would be entitled to receive his base severance and his bonus severance, except in the event Mr. Underwood's employment terminates for any reason on or after June 30, 2011, in which event payments with respect to the annual retention bonus would commence the month following the termination date.

Under the terms of his employment agreement, Mr. Underwood is also entitled to receive an incremental retention bonus upon certain qualifying terminations of Mr. Underwood's employment, including a termination of his employment by us without "cause" or as a result of Mr. Underwood's resignation for "good reason." Mr. Underwood's incremental retention bonus is an annual benefit of $50,000 payable to Mr. Underwood in equal monthly installments during his lifetime (and, upon his death, if Mr. Underwood has remained married to his spouse through the date of his death, in which case his spouse will be entitled to receive an annual benefit of $25,000 payable in equal monthly installments during her lifetime). Mr. Underwood will be entitled to receive the incremental retention bonus commencing the first month after the expiration of the 12 month period during which Mr. Underwood would be entitled to receive his base severance and his bonus severance, except in the event Mr. Underwood's employment terminates for any reason on or after December 31, 2012, in which event payments will commence the month following the termination date.

Death or Disability. In the event that Mr. Underwood's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under "*— Termination Without "Cause" or Resignation for "Good Reason,"*" provided, that in the event of his death, his retention bonus, incremental retention bonus and retiree medical benefits shall commence in the month following his death, and in the event of his disability, his retention bonus and incremental retention bonus shall commence in the month following his termination by reason of disability and his retiree medical benefits shall commence 12 months after termination by reason of disability.

Termination after June 30, 2011 and December 31, 2012. Under the terms of his employment agreement, if Mr. Underwood's employment is terminated for any reason after June 30, 2011, he will be entitled to receive the retention bonus and retiree medical benefits as described above in "*— Termination Without "Cause" or Resignation for "Good Reason"*" commencing in the month following his termination of employment. If Mr. Underwood's employment is terminated for any reason after December 31, 2012, he will also be entitled to receive the incremental retention bonus described above in "*— Termination Without "Cause" or Resignation for "Good Reason"*" commencing in the month following his termination of employment.

Termination Following a Change in Control. In the event Mr. Underwood's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under "*— Termination without "Cause" or Resignation for "Good Reason,"*" except that he will receive his base severance for a period of 18 months and his bonus severance will be increased by 50% and will be payable over an 18 month period. In addition, the vesting of any unvested non-equity based LTIP awards will be accelerated upon his termination, and with respect to any equity awards: (i) to the extent that Mr. Underwood has received or is eligible to receive any equity awards that are not fully exercisable and vested as of the termination date, such equity awards will become fully vested as of the day immediately prior to the termination date and (ii) all such equity awards will thereafter become immediately exercisable for a period ending on the sooner of (A) 12 months following his termination of employment, (B) the latest date the equity award would have expired by its original terms if he had remained employed with us or (C) the 10th anniversary of the original date of grant of the equity award.

Retention Bonus, Incremental Retention Bonus and Retiree Medical Coverage Upon a Change in Control. If the retention bonus or incremental retention bonus has commenced prior to a change in control, any unpaid retention bonus will be paid to Mr. Underwood or his surviving spouse, as applicable, in the form of an actuarially equivalent lump sum within 60 days following such change in control. If the annual retention bonus or incremental retention bonus has not commenced as of the date of the change in control, such benefits will be paid to Mr. Underwood or his surviving spouse, as applicable, in the form of an actuarially equivalent lump sum within 60 days following such change in control unless (i) with respect to the retention bonus, Mr. Underwood had previously terminated his employment without "good reason" or we had previously terminated his employment for "cause" and such prior termination had occurred prior to June 30, 2011 or (ii) with respect to the incremental retention bonus, Mr. Underwood had previously terminated his employment without "good reason" or we had previously terminated his employment for "cause" and such prior termination had occurred prior to December 31, 2012. Upon a change in control, Mr. Underwood's retiree medical coverage shall become non-forfeitable (to the extent it was not already), unless Mr. Underwood terminated his employment without "good reason" or we terminated Mr. Underwood for "cause" and such termination had occurred prior to June 30, 2011, in which case Mr. Underwood will not be entitled to retiree medical coverage.

The "change in control" provisions of Mr. Underwood's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Underwood is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Underwood is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2010, Mr. Underwood's payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Welfare Benefit Continuation	Retention Bonus and Incremental Retention Bonus	Retiree Medical Coverage	Value of Options Subject to Acceleration	Value of Restricted Stock Units Subject to Acceleration	Cash Portion of Plan Award Subject to Acceleration
Termination For Cause or Voluntary Resignation (without Good Reason).	—	—	—	—	—	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason	$505,000(1)	$637,057(2)	$ 89,193(3)	$1,710,826(4)	$8,653(5)	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control	$757,500(6)	$955,585(7)	$133,789(8)	—	—	$494,910(9)	$1,286,033(10)	$544,872(12)
Payment Upon a Change in Control (11).	—	—	—	$1,710,826(4)	$8,653(5)	—	—	—
Death.	$505,000(1)	$637,057(2)	$ 89,193(3)	$ 889,088(4)	$8,653(5)	—	—	—
Disability	$505,000(1)	$637,057(2)	$ 89,193(3)	$1,710,826(4)	$8,653(5)	—	—	—

(1) This amount represents the continuation of Mr. Underwood's base salary for one year.

(2) This amount represents the average of Mr. Underwood's annual bonus payments for the prior two years.

(3) This amount represents our portion of the premium payments for 12 months of health, life, and disability coverage and 12 months of Mr. Underwood's monthly auto and housing allowance.

(4) This amount represents the actuarial present value of Mr. Underwood's Retention Bonus and Incremental Retention Bonus as of June 30, 2010 as if Mr. Underwood, or in the case of his death, his surviving spouse, had received his lump sum payment on the first business day of the calendar month following such date.

(5) This amount represents the present value of our expenses for providing Mr. Underwood with retiree medical coverage.

(6) This amount represents the continuation of Mr. Underwood's base salary for 18 months.

(7) This amount represents 1.5 times the average of Mr. Underwood's annual bonus payments for the prior two years.

(8) This amount represents our portion of the premium payments for 18 months of health, life, and disability coverage and 18 months of Mr. Underwood's monthly auto and housing allowance.

(9) This amount represents the value of unvested stock options to purchase an aggregate of 68,565 shares of our common stock, based on $19.79, the closing price of our common stock on June 30, 2010. The actual value realized will vary depending on the date the options are exercised.

(10) This amount represents the value of unvested grants of an aggregate of 64,984 shares of our common stock, based on $19.79, the closing price of our common stock on June 30, 2010.

(11) Mr. Underwood will be entitled to receive his annual retention bonus, incremental retention bonus and certain retiree medical benefits upon a change in control. For a discussion of other payments to be received by Mr. Underwood in the event of his termination without "cause" or resignation for "good reason" following a change in control, see the preceding line of this table.

(12) This amount represents the value of the unvested cash component of Mr. Underwood's LTIP awards..

Sydney Franchuk

Termination Without "Cause" or Resignation For Good Reason. Under the terms of his employment agreement, Mr. Franchuk may be terminated by us without "cause" upon us giving Mr. Franchuk 12 months notice or he may resign for good reason.

Although not specifically defined in his employment agreement, we may terminate Mr. Franchuk's employment for "cause" at any time for any just cause permitted by law, without notice.

Mr. Franchuk may resign for "good reason" upon the occurrence of any of the following: (i) a willful material breach by us of any provision of his employment agreement; (ii) a material adverse change in Mr. Franchuk's duties, responsibilities or salary; (iii) relocation of Mr. Franchuk's regular work address to a location more than 30 miles from his location at the commencement of his employment agreement; or (iv) failure by us to include Mr. Franchuk under any directors and officers liability insurance that we maintain for our officers and directors, provided that such failure is not remedied within 30 days of written notice of such default by Mr. Franchuk to us.

We may terminate Mr. Franchuk without "cause" upon us giving Mr. Franchuk 12 months notice. At our option, we may pay compensation to Mr. Franchuk in lieu of all or part of such twelve month notice period consisting of the following:

- continuation of his base salary as in effect at the time of termination for the completion of such twelve month period, payable in accordance with our normal payroll practices; and
- continuation of certain welfare benefits.

Mr. Franchuk will also be entitled to the above compensation for a 12 month period upon his resignation for "good reason."

In addition, upon Mr. Franchuk's termination without "cause" or resignation for "good reason", he will be entitled to a pro rated bonus which shall be calculated comparing our actual results in the year in which the notice of termination is given including all months through to and including the month in which notice of termination is given plus the following twelve months to the applicable bonus targets for that time period.

Mr. Franchuk is bound by certain non-competition and non-solicitation covenants which extend for a period of 12 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Franchuk is required to execute and deliver a general release in a form acceptable to us.

Assuming one of the following events occurred on June 30, 2010, Mr. Franchuk's payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Welfare Benefit Continuation
Termination For Cause or Voluntary Resignation (without Good Reason)	—	—	—
Termination Without Cause Without Providing Twelve Months Notice or Voluntary Resignation for Good Reason	$377,160(1)	—	$7,305(2)

(1) This amount represents the continuation of Mr. Franchuk's base salary for twelve months.

(2) This amount represents our portion of the premium payments for 12 months (i.e., the period of time remaining in his initial employment term) of health and life coverage.

Norman Miller

Termination Without "Cause" or Resignation for "Good Reason." Under the terms of his employment agreement, Mr. Miller may be terminated by us without "cause" or he may resign for "good reason."

Mr. Miller's employment may be terminated by us for "cause" which is defined substantially as described above with respect to Mr. Underwood's "cause" definition.

Mr. Miller may resign for good reason which is defined substantially as described above with respect to Mr. Underwood's "good reason" definition.

Upon a termination of employment by us without "cause" or a resignation by Mr. Miller for "good reason," Mr. Miller will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his base severance;

- an amount equal to the average of the annual bonuses he received for the prior two years', payable in 12 equal monthly installments, the amount of which we refer to as his bonus severance;
- contribution by us to the cost of continued coverage under our group health plan for a period 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months; and
- all vested equity awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

Death or Disability. In the event that Mr. Miller's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under "*— Termination Without "Cause" or Resignation for "Good Reason"*" above.

Termination Following a Change in Control. In the event Mr. Miller's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under "*— Termination without "Cause" or Resignation for "Good Reason,"*" above, except that he will receive his base severance for a period of 18 months and his bonus severance will be increased by 50% and will be payable over an 18 month period. In addition, any unvested equity awards will be accelerated upon his termination and, if applicable, will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

The "change in control" provisions of Mr. Miller's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Miller is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Miller is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2010, Mr. Miller's payments and benefits have an estimated value of:

	Salary Continuation	Bonus	Welfare Benefit Continuation	Value of Options Subject to Acceleration	Value of Restricted Stock Units Subject to Acceleration
Termination For Cause or Voluntary Resignation (without Good Reason)	—	—	—	—	—
Termination Without Cause or Voluntary Resignation for Good Reason	$450,000(1)	$544,608(2)	$22,864(3)	—	—
Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control	$675,000(4)	$816,912(5)	$34,296(6)	$494,910(7)	$1,286,033(8)
Death	$450,000(1)	$544,608(2)	$22,864(3)	—	—
Disability	$450,000(1)	$544,608(2)	$22,864(3)	—	—

(1) This amount represents the continuation of Mr. Miller's base salary for one year.

(2) This amount represents the average of Mr. Miller's annual bonus payments for the prior two years.

(3) This amount represents our portion of the premium payments for 12 months of health, life and disability coverage and 12 months of Mr. Miller's monthly auto allowance.

(4) This amount represents the continuation of Mr. Miller's base salary for 18 months.

(5) This amount represents 1.5 times the average of Mr. Miller's annual bonus payments for the prior two years.

(6) This amount represents our portion of the premium payments for 18 months of health, life and disability coverage and 18 months of Mr. Miller's monthly auto allowance.

(7) This amount represents the value of unvested stock options to purchase an aggregate of 68,565 shares of our common stock, based on $19.79, the closing price of our common stock on June 30, 2010. The actual value realized will vary depending on the date the options are exercised.

(8) This amount represents the value of unvested grants of an aggregate of 64,984 shares of our common stock, based on $19.79, the closing price of our common stock on June 30, 2010.

Employee Benefit Plans

We believe our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our 2005 Stock Incentive Plan, which we refer to as our 2005 stock incentive plan, is described below. See "*Proposal 2 — Amendment of the Dollar Financial Corp. 2007 Equity Incentive Plan*" for a description of the material terms of our 2007 equity incentive plan.

Shares Subject to Plan. During fiscal 2010, our board of directors did not approve any grants of restricted stock, restricted stock units nor options to purchase shares of common stock under our 2005 stock incentive plan.

Administration. Our 2005 stock incentive plan is administered by the human resources and compensation committee as designated by our board of directors. Each member of the human resources and compensation committee is a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The human resources and compensation committee has authority to construe and interpret our 2005 stock incentive plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of our 2005 stock incentive plan.

Eligibility. All of our and our subsidiaries directors, officers, employees, consultants and advisors are eligible to participate in our 2005 stock incentive plan.

Type of Awards. Our 2005 stock incentive plan permits the human resources and compensation committee to grant stock options, stock purchase rights, shares of common stock, restricted stock units or a combination thereof upon the terms and conditions determined by the administrators of the plan. Stock options may be incentive stock options or non-qualified stock options that do not qualify as incentive stock options. Our board of directors amended and restated our 2005 equity incentive plan on June 28, 2007 to permit the issuance of restricted stock units under our 2005 equity incentive plan.

Amendment and Termination. Our 2005 stock incentive plan may be amended or terminated by our board of directors, at any time, subject to approval by our stockholders where necessary to satisfy federal tax or other applicable laws or stock market requirements. Our 2005 stock incentive plan will terminate no later than ten years after its adoption.

Exercisability, Vesting and Price of Awards. Stock options under our 2005 stock incentive plan will vest at the times and upon the conditions that the human resources and compensation committee may determine, and the price at which shares, subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, our right of repurchase, if any, and other conditions determined by the human resources and compensation committee, will be reflected in each particular stock purchase right agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the last fiscal year, Messrs. Schwenke (Chairman), Gavin, Kooper and McLaughlin served as members of our human resources and compensation committee. Mr. Gavin resigned as a member of our human resources and compensation committee on June 29, 2010, and our board of directors appointed Mr. McLaughlin to serve as a member of our human resources and compensation committee on June 29, 2010. None of these individuals was at any time since July 1, 2009 or at any time prior thereto an officer or employee of ours. There are no compensation committee interlocks between us and any other entity involving us or such other entity's executive officers or members of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions during Fiscal 2010

Other than compensation agreements and other arrangements which are described in the "*Director Compensation*" and "*Executive Officers and Executive Compensation*" sections of this proxy statement and the transactions described below, during our last fiscal year, there was not, and there is not currently proposed, any transaction or series of transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, nominees for director, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

We believe that all of the transactions set forth below are on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Stockholders Agreement

We are a party to an amended and restated stockholders agreement with parties, including GS Mezzanine Partners, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P. and GS Mezzanine Partners Offshore, L.P., which we refer to collectively in this proxy statement as GS, Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., which we refer to together in this proxy statement as Ares, Green Equity Investors II, L.P., Jeffrey Weiss, Donald Gayhardt and C.L. and Sheila Jeffrey. Under the stockholders agreement, provisions relating to tag-along and first option rights, repurchase of shares, preemptive rights, drag-along rights and grants of proxy terminated in connection with our initial public offering in January 2005. Any stockholder party to the stockholders agreement owning 20% or more of the outstanding shares of our common stock has the right to demand that we file a registration statement under the Securities Act covering all or a portion of the shares of common stock that it holds. In addition, if we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each stockholder that is party to the stockholders agreement, may elect to include in, or "piggyback" on, the registration of all or a portion of the shares of common stock that it holds. We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

The stockholders agreement will terminate on November 13, 2013. To our knowledge, GS, Ares and Green Equity Investors II, L.P. do not own any shares of our common stock and, therefore, they no longer have rights under the stockholders agreement.

Our Policies Regarding Related Party Transactions

The audit committee of our board of directors reviews transactions where any of the following persons or entities is a party: (i) any executive officer or vice president or board member or board nominee or any immediate family member or affiliate of any of the foregoing; (ii) any five percent or more stockholder; or (iii) any entity in which any of the foregoing has a one percent or more ownership interest. Transactions subject to review may proceed if our audit committee finds that the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, and, to the extent they involve compensation, if they are approved by our human resources and compensation committee.

REPORT OF THE AUDIT COMMITTEE

The audit committee oversees our financial reporting process on behalf of our board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States.

In fulfilling its oversight responsibilities, the audit committee has reviewed our audited financial statements for fiscal 2010, and discussed them with management and the independent registered public accounting firm (including discussions in executive sessions without the presence of management when appropriate), including the following aspects of the financial statements: (i) the quality, not just the acceptability, of their accounting principles; (ii) the reasonableness of the significant judgments reflected in the financial statements; and (iii) the clarity of their disclosures. The audit committee has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The audit committee has also received the written disclosures and the letters from our independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The audit committee has discussed with the independent registered public accounting firm their independence from us and our management. In addition, the audit committee has considered whether the provision of non-audit services by the independent registered public accounting firm to us is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the reviews and discussions referred to above, the audit committee recommended to our board of directors that our audited financial statements be included in our Annual Report on Form 10-K for fiscal 2010. The recommendation of the audit committee was accepted by our board of directors.

This report is made by the undersigned members of the Audit Committee.

David Jessick (Chairman)
John Gavin
Clive Kahn

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act or the Exchange Act that might incorporate this proxy statement or future filings with the Securities and Exchange Commission, in whole or in part, the above report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission and shall not be deemed to be incorporated by reference into any such filing.

PROPOSAL 2: AMENDMENT OF THE DOLLAR FINANCIAL CORP. 2007 EQUITY INCENTIVE PLAN

Proposed Amendments to Our 2007 Equity Incentive Plan

On September 23, 2010, our board of directors unanimously adopted a resolution approving, subject to approval by our stockholders, the amendment and restatement of the Dollar Financial Corp 2007 Equity Incentive Plan, which we refer to as our 2007 equity incentive plan, in order to:

- increase the number of shares available for issuance under our 2007 equity incentive plan by 4,500,000 shares, from 2,500,000 to 7,000,000 shares;
- replace the current limitation that no more than 1,250,000 shares of restricted stock or shares with respect to restricted stock unit awards be issued under our 2007 equity incentive plan with a provision deducting from shares available for grant under our 2007 equity incentive plan 1.67 shares for each share that underlies an award granted under our 2007 equity incentive plan for restricted stock, restricted stock units, performance awards or other awards under our 2007 equity incentive plan for which the full value of such share is transferred by us to the award recipient; and
- make other clarifying and updating changes.

Our board of directors believes that the proposed amendment and restatement of our 2007 equity incentive plan is in the best interests of, and will provide long-term advantages to, us and our stockholders and recommends its approval by our stockholders. Our board of directors believes that the number of shares of common stock currently available for issuance under our 2007 equity incentive plan is insufficient in view of our compensation structure and strategy. Our board of directors has concluded that our ability to attract, retain and motivate top quality employees and non-employee members of our board of directors is material to our success and would be enhanced by our continued ability to make grants under our 2007 equity incentive plan.

Many companies have begun using "full-value" awards such as restricted stock and restricted stock units to a greater extent in order to retain and attract valuable employees. Because such awards are typically issued in lesser numbers than stock options, they can result in less overall dilution from equity compensation awards than stock options. In some cases, issuing lower numbers of full-value awards can also decrease the amount of equity compensation expense companies recognize for financial accounting purposes. In order for us to have greater flexibility to use full-value awards, and to allow us to remain competitive in structuring our equity compensation packages, our board of directors believes that is in the best interests of us and our stockholders that we replace the fixed 1,250,000 share limit on full-value awards under our current 2007 equity incentive plan with a fungible share provision, pursuant which each full-value award issued under the amended and restated 2007 equity incentive plan will result in a reduction of 1.67 shares from the shares then available for grant under the 2007 equity incentive plan.

As of September 24 , 2010: (i) 455,848 shares of our common stock remained available for future awards under our 2007 equity incentive plan; 419,202 shares of our common stock were subject to unvested restricted stock or restricted stock unit awards under our 2007 equity incentive plan; and (iii) 36,646 shares of our common stock were subject to outstanding options under our 2007 equity incentive plan (with the outstanding options having a weighted average exercise price of $14.67 per share and a weighted average term to maturity of 8.49 years). Additionally, as of September 24, 2010: (i) 27,983 shares of our common stock remained available for future awards under our 2005 stock incentive plan; zero shares of our common stock were subject to unvested restricted stock or restricted stock unit awards under our 2005 stock incentive plan; and (iii) 27,983 shares of our common stock were subject to outstanding options under our 2005 stock incentive plan (with the outstanding options having a weighted average exercise price of $16.59 per share and a weighted average term to maturity of 5.15 years). During fiscal 2010, our board of directors approved the grant of 512,788 shares of restricted stock and restricted stock units and options to purchase 489,657 shares of common stock under our 2007 stock incentive plan.

Our board of directors has directed that the proposal to approve the amendment and restatement of our 2007 equity incentive plan be submitted to our stockholders for their approval at the annual meeting.

The principal terms and provisions of our 2007 equity incentive plan, as proposed to be amended and restated, are summarized below. The summary, however, is not intended to be a complete description of all the terms of our 2007 equity incentive plan and is qualified in its entirety by reference to the complete text of our 2007 equity incentive plan, as amended and restated, which is included in Appendix A to this proxy statement.

Summary of 2007 Equity Incentive Plan

Plan Administration. Our 2007 equity incentive plan is administered by our board of directors or the human resources and compensation committee of our board. The term "plan administrator," as used in this summary, means our board of directors or the human recourses and compensation committee to the extent each such entity is acting within the scope of its administrative authority under our 2007 equity incentive plan.

Eligibility. Officers and employees, non-employee members of our board of directors as well as independent consultants and contractors in our employ or service or in the employ or service of our parent or subsidiary companies (whether now existing or subsequently established) are eligible to participate in our 2007 equity incentive plan.

Securities Subject to Our 2007 Equity Incentive Plan. Prior to the proposed amendment and restatement of our 2007 equity incentive plan, 2,500,000 shares of our common stock are reserved for issuance over the term of our 2007 equity incentive plan, provided that no more than 1,250,000 shares under our 2007 equity incentive plan may be subject to stock awards or restricted stock unit awards. As described above, if the proposed amendment and restatement of our 2007 equity incentive plan is approved by our stockholders at the annual meeting, the number of shares of our common stock reserved for issuance over the term of our 2007 equity incentive plan will be increased by 4,500,000, to a total of 7,000,000 shares. The share reserve would be reduced by 1.67 shares for each share that underlies an award granted under our 2007 equity incentive plan on or after the date on which the amendment and restatement of our 2007 equity incentive plan is approved by our stockholders for restricted stock, restricted stock units, performance awards or other awards under our 2007 equity incentive plan for which the full value of such share is transferred by us to the award recipient.

No participant in the 2007 equity incentive plan may receive awards denominated in shares for more than 500,000 shares of our common stock in any single fiscal year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. Stockholder approval of this proposal will also constitute approval of that 500,000-share limitation for purposes Section 162(m) of the Internal Revenue Code. Such limitation assures that any deductions to which we would otherwise be entitled upon the exercise of options or stock appreciation rights granted under our 2007 equity incentive plan will not be subject to the $1 million limitation on the income tax deductibility of compensation paid per executive officer imposed under Section 162(m). In addition, one or more shares issued under stock awards, restricted stock unit awards or performance awards may also qualify as performance-based compensation that is not subject to the Section 162(m) limitation, if the vesting of those shares is tied to the attainment of the corporate performance milestones discussed below.

The shares of common stock issuable under our 2007 equity incentive plan may be drawn from shares of our authorized but unissued common stock or from shares of our common stock that we acquire, including shares purchased on the open market or in private transactions.

Shares subject to outstanding awards under our 2007 equity incentive plan that are forfeited, expire or otherwise terminate prior to the issuance of the shares subject to those awards will be available for subsequent issuance under our 2007 equity incentive plan, provided that each share underlying a full-value award issued on or after November 11, 2010 that is surrendered or forfeited will count as 1.67 shares available for subsequent issuance under our 2007 equity incentive plan.

Types of Awards. Our 2007 equity incentive plan allows for the grant of options, stock appreciation rights, stock awards, restricted unit awards and performance awards.

Stock Options and Stock Appreciation Rights. Under our 2007 equity incentive plan, eligible persons may be granted options to purchase shares of our common stock or stock appreciation rights tied to the value of our common stock. The plan administrator has complete discretion to determine which eligible individuals are to receive option grants or stock appreciation rights, the time or times when those options or stock appreciation rights are to be granted, the number of shares subject to each such grant, the vesting schedule (if any) to be in effect for the grant, the maximum term for which the granted option or stock appreciation right is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws.

Each option granted under our 2007 equity incentive plan has an exercise price per share determined by the plan administrator, but the exercise price may not be less than one hundred percent of the fair market value of the option shares on the grant date. No granted option may have a term in excess of ten years. The shares subject to each option generally vest in one or more installments over a specified period of service measured from the grant date. In addition, one or more awards may be structured so that those awards will vest and become exercisable only after the achievement of pre-established corporate performance objectives. Upon cessation of service, the optionee has a limited period of time in which to exercise his or her outstanding options to the extent exercisable for vested shares.

Stock appreciation rights allow the holder to exercise those rights as to a specific number of shares of our common stock and to receive in exchange an appreciation distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised, over (ii) the aggregate base price in effect for those shares. The base price per share may not be less than the fair market value per share of our common stock on the date the stock appreciation right is granted, and the right may not have a term in excess of ten years.

The appreciation distribution on any exercised stock appreciation right is payable in (i) cash, (ii) shares of our common stock, or (iii) a combination of cash and shares of our common stock. Upon cessation of service with us, the holder of a stock appreciation right has a limited period of time in which to exercise that right to the extent exercisable at that time.

Repricing Prohibition. The plan administrator may not implement any of the following repricing programs without obtaining stockholder approval: (i) the cancellation of outstanding options or stock appreciation rights in return for new options or stock appreciation rights with a lower exercise price per share; (ii) the cancellation of outstanding options or stock appreciation rights with exercise prices per share in excess of the then current fair market value per share of our common stock for consideration payable in our equity securities; or (iii) the direct reduction of the exercise price in effect for outstanding options or stock appreciation rights.

Stock Awards and Restricted Stock Unit Awards. Shares may be issued under our 2007 equity incentive plan subject to performance or service vesting requirements established by the plan administrator. Shares may also be issued as a fully-vested bonus for past services without any cash outlay required of the recipient. We may issue restricted stock units which entitle the recipients to receive shares (or an amount in cash based on the value of the shares) on terms and conditions determined by the plan administrator. The shares or cash underlying restricted stock units may be delivered upon the attainment of designated performance goals or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those units, including (without limitation), a deferred distribution date following the termination of the recipient's service with us. The plan administrator has complete discretion under the program to determine which eligible individuals are to receive stock or restricted stock unit awards under our 2007 equity incentive plan, the time or times when those awards are to be made, the form of those awards, the number of shares subject to each such award, the vesting schedule (if any) to be in effect for the award, the issuance schedule for the shares which vest under the award and the cash consideration (if any) payable per share.

Performance Awards. Performance awards issued under our 2007 equity incentive plan vest upon the attainment of performance objectives over a specified performance period, all as established by the plan administrator at the time of the award. Performance awards may be paid in cash, shares of common stock or other property. The plan administrator has complete discretion to determine which eligible individuals are to receive performance awards under our 2007 equity incentive plan, the time or times when those awards are to be made, the form of those awards, the number of shares subject to each such award, the vesting and payment schedule (if any) to be in effect for the award and the cash consideration (if any) payable per share.

In order to assure that the compensation attributable to one or more awards made under our 2007 equity incentive plan will qualify as performance-based compensation which will not be subject to the $1 million limitation on the income tax deductibility of the compensation paid to certain executive officers which is imposed under Section 162(m), the plan administrator also has the discretionary authority to structure one or more awards so that the shares of common stock subject to those awards will vest only upon the achievement of certain pre-established corporate performance goals based on one or more of the following criteria: net sales; net revenue; pretax income; pro forma pretax income; pretax income before allocation of corporate overhead and bonus; budget; cash flow; net income or earnings per share; net income or operating income; return on stockholders' equity; return on assets, capital or investment; the price of our common stock or any of our other publicly-traded securities; market share; gross profits; operating margins; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and stock-based compensation; operating income before depreciation and amortization; sales or revenue targets; capital or investment; cash flow; cost reduction goals; budget comparisons; implementation or completion of projects or processes strategic or critical to our business operations; completion of targeted acquisitions; entry into new markets; development of new products and services; measures of customer satisfaction; any combination of, or a specified increase in, any of the foregoing; and the formation of joint ventures, marketing or customer service collaborations, or the completion of other corporate transactions intended to enhance our revenue or profitability or expand our customer base. Such performance goals may be stated with respect to us as a whole, or with respect to a specified subsidiary, division or other operational unit. Moreover, such performance goals may be stated in absolute terms or may be expressed relative to performance in a specified prior period or to the performance of other specified enterprises. The measurement of the achievement of any of these goals will be determined, to the extent applicable, according to generally accepted accounting principles as in existence on the date on which performance goal or goals were established; provided, however, to the extent specified by the plan administrator at the time the performance goals are established, the measurement of specified performance goals may be subject to adjustment to exclude items of gain, loss or expense that are determined to be extraordinary or unusual in nature, infrequent in occurrence, related to a corporate transaction (including, without limitation, a disposition or acquisition) or related to a change in accounting principle, all as determined in accordance with standards established by Opinion No. 30 of the Accounting Principles Board. Performance goals may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned, and a maximum level of performance at which an award will be fully earned. The plan administrator may provide that, if the actual level of attainment for any performance objective is between two specified levels, the amount of the award attributable to that performance objective shall be interpolated on a straight-line basis. Equitable adjustments will be made to any performance goal related to our common stock (e.g., earnings per share) to reflect changes in corporate capitalization, such as stock splits and reorganizations.

Outstanding performance awards automatically terminate, and no shares of our common stock may actually be issued in satisfaction of those awards, if the performance goals or service requirements established for such awards are not attained. The plan administrator, however, has the discretionary authority to issue shares of our common stock in satisfaction of one or more outstanding awards as to which the designated performance goals or service requirements are not attained. However, no vesting requirements tied to the attainment of performance objectives may be waived with respect to awards which were intended at the time of issuance to qualify as performance-based compensation under Section 162(m).

General Provisions

Change in Control. In the event of a change in control or a sale of a subsidiary or business, the plan administrator, may, in its sole discretion, do one or more of the following: (i) shorten the period during which options and stock appreciation rights are exercisable; (ii) accelerate any vesting schedule to which an award is subject; (iii) arrange to have the surviving or successor entity or purchaser entity or any parent entity thereof assume the awards or grant replacement awards with appropriate adjustments in the purchase and base prices and in the number and kind of securities issuable under the awards; (iv) assign any repurchase rights to the surviving or successor entity or purchaser entity or parent thereof; (vi) cancel awards upon payment to the participants in cash, with respect to each award to the extent then exercisable or vested, of an amount equal to the excess of the fair market value of the common stock over the price payable for the shares subject to the award; or (vii) make such other adjustments to the consideration issuable upon exercise or vesting of the awards and other terms of the awards as the plan administrator deems appropriate in its sole and absolute discretion.

The plan administrator's authority above extends to any awards intended to qualify as performance-based compensation under Section 162(m), even though the accelerated vesting of those awards may result in their loss of performance-based status under Section 162(m).

Changes in Capitalization. In the event any change is made to the outstanding shares of our common stock by reason of any recapitalization, reclassification, stock combination, stock dividend, stock split, reverse stock split, spin-off transaction (resulting in a substantial reduction in the value of outstanding shares of the common stock), extraordinary corporate distribution or other similar transactions, equitable adjustments will be made to: (i) the maximum number and/or class of securities issuable under our 2007 equity incentive plan; (ii) the maximum number and/or class of securities that may be issued as stock or restricted stock unit awards; (iii) the maximum number and/or class of securities for which any one person may be granted awards under our 2007 equity incentive plan per fiscal year; (iv) the number and/or class of securities and the exercise price or base price per share in effect for outstanding options and stock appreciation rights; and (v) the number and/or class of securities subject to each outstanding stock, restricted stock unit and performance award. Such adjustments will be made in such manner as the plan administrator deems appropriate in order to preclude any dilution or enlargement of benefits under our 2007 equity incentive plan or the outstanding awards thereunder.

Valuation. The fair market value per share of our common stock on any relevant date under our 2007 equity incentive plan will be deemed to be equal to the closing selling price per share on that date on Nasdaq. On September 24, 2010, the fair market value per share of our common stock determined on such basis was $21.05.

Stockholder Rights and Transferability. No optionee has any stockholder rights with respect to the option shares until such optionee has exercised the option and paid the exercise price for the purchased shares. The holder of a stock appreciation right does not have any stockholder rights with respect to the shares subject to that right unless and until such person exercises the right and becomes the holder of record of any shares of our common stock distributed upon such exercise. Options are not assignable or transferable other than by will or the laws of inheritance following optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, the plan administrator may structure one or more non-qualified options under our 2007 equity incentive plan so that those options will be transferable during optionee's lifetime to one or more members of the optionee's family or to a trust established for the optionee and/or one or more such family members or to the optionee's former spouse, to the extent such transfer is in connection with the optionee's estate plan or pursuant to a domestic relations order. Stock appreciation rights are subject to the same transferability restrictions applicable to non-qualified options.

A participant has full stockholder rights with respect to any shares of common stock issued to him or her under our 2007 equity incentive plan, whether or not his or her interest in those shares is vested, provided that the dividends (other than regular cash dividends) or distributions paid with respect to any such shares which have not vested shall be subject to forfeiture until the underlying shares have vested unless otherwise provided by the plan administrator. A participant does not have any stockholder rights with respect to the shares of common stock subject to a restricted stock unit or performance share award until that award vests and the shares of common stock are actually issued thereunder. However, dividend-equivalent units may be paid or credited, either in cash or in actual or phantom shares of common stock, on outstanding restricted stock units or performance awards, subject to such terms and conditions as the plan administrator may deem appropriate.

Special Tax Election. The plan administrator may provide one or more holders of awards under our 2007 equity incentive plan with the right to have us withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the issuance, exercise or settlement of those awards. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of our common stock in payment of such withholding tax liability.

Amendment and Termination. Our board of directors may amend or modify our 2007 equity incentive plan at any time; provided, however, that stockholder approval will be required for any amendment which materially increases the number of shares of common stock authorized for issuance under our 2007 equity incentive plan (other than in connection with certain changes to our capital structure as explained above), materially increases the benefits accruing to participants, materially expands the class of individuals eligible to participate in our 2007 equity incentive plan, expands the types of awards which may be made under our 2007 equity incentive plan or extends the term of the 2007 equity incentive plan. Unless sooner terminated by our board of directors, our 2007 equity incentive plan will terminate on October 5, 2017.

Summary of Federal Income Tax Consequences

The following is a summary of the general Federal income taxation treatment currently applicable to us and the participants who receive awards under our 2007 equity incentive plan.

Option Grants. Options granted under our 2007 equity incentive plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-qualified options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying, and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in such sale or disposition is granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain recognized upon the disposition will be a capital gain.

If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the amount of ordinary income recognized by the optionee as a result of the disposition. We will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Non-qualified Options. No taxable income is recognized by an optionee upon the grant of a non-qualified option. The optionee will in general recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified option. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the optionee.

Stock Appreciation Rights. No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the holder will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Stock Awards. The recipient of a stock award will recognize taxable income as and when those shares vest in an amount equal to the excess of (i) the fair market value of the shares on the vesting date, over (ii) the cash consideration (if any) paid for the shares. The recipient may, however, elect under Section 83(b) of the Internal

Revenue Code to include as ordinary income in the year any unvested shares are issued an amount equal to the excess of (i) the fair market value of those shares on the issue date, over (ii) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the recipient will not recognize any additional income as and when the shares subsequently vest. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient with respect to the unvested shares. The deduction will in general be allowed for our taxable year in which such ordinary income is recognized by the recipient.

Restricted Stock Units. No taxable income is recognized upon receipt of restricted stock units. The holder will recognize ordinary income in the year in which the shares subject to the units are actually issued to the holder. The amount of that income will be equal to the fair market value of the shares on the date of issuance, and the holder will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder at the time the shares are issued. The deduction will be allowed for the taxable year in which such ordinary income is recognized.

Performance Awards. No taxable income is recognized upon receipt of performance awards. The holder will recognize ordinary income in the year in which the performance awards are settled. The amount of that income will be equal to the fair market value of the shares of common stock or cash received in settlement of the performance awards, and the holder will be required to satisfy the tax withholding requirements applicable to such income. We will be entitled to an income tax deduction equal to the amount of the ordinary income recognized by the holder of the performance awards at the time those units are settled. That deduction will be allowed for the taxable year in which such ordinary income is recognized.

Deductibility of Executive Compensation. We anticipate that any compensation deemed paid by us in connection with the exercise of non-qualified options or stock appreciation rights will qualify as performance-based compensation for purposes of Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain of our executive officers. Accordingly, the compensation deemed paid with respect to options and stock appreciation rights granted under the 2007 equity incentive plan will remain deductible by us without limitation under Section 162(m). However, any compensation deemed paid by us in connection with shares issued under stock awards, restricted stock unit awards or performance awards will be subject to the $1 million limitation, unless the issuance of the shares or cash is tied to one or more of the performance milestones described above.

Accounting Treatment

Pursuant to the accounting standards established by FASB ASC Topic 718, we are required to expense all share-based payments, including grants of options, stock appreciation rights, restricted stock, restricted stock units and performance awards under our 2007 equity incentive plan. Accordingly, options and stock appreciation rights which are granted to our employees and non-employee board members and payable in shares of our common stock are valued at fair value as of the grant date under an appropriate valuation formula, and that value is then charged as a direct compensation expense against our reported earnings over the designated vesting period of the award. For shares issuable upon the vesting of restricted stock units awarded under our 2007 equity incentive plan, we are required to amortize over the vesting period a compensation cost equal to the fair market value of the underlying shares on the date of the award. If any other shares are unvested at the time of their direct issuance, then the fair market value of those shares at that time will be charged to our reported earnings ratably over the vesting period. Such accounting treatment for restricted stock units and direct stock issuances is applicable whether vesting is tied to service periods or performance goals. The issuance of a fully-vested stock bonus will result in an immediate charge to our earnings equal to the fair market value of the bonus shares on the issuance date.

For performance awards granted under the 2007 equity incentive plan and payable in stock, we are required to amortize, over the applicable performance period and any subsequent service vesting period, a compensation cost equal to the fair market value of the underlying shares on the date of the award. Dividends or dividend equivalents paid on the portion of an award that vests is charged against our retained earnings. If the award holder is not required to return the dividends or dividend equivalents if they forfeit their awards, dividends or dividend equivalents paid on instruments that do not vest are recognized by us as additional compensation cost.

Benefits Under Our 2007 Equity Incentive Plan

All awards under our 2007 equity incentive plan are granted at the discretion of the human resources and compensation committee. As a result, it is not possible at this time to indicate the number, name or positions of persons who will receive future awards or the nature and terms of future awards. The equity awards granted to our named executive officers during fiscal 2010 are set forth under *"Executive Officers and Compensation — Grants of Plan-Based Awards"* above. The equity awards to our directors during fiscal 2010 are set forth above under *"Proposal 1: Election of Directors — Director Compensation"* above.

Securities Authorized For Issuance Under Our Equity Compensation Plans

The following table sets forth, as of June 30, 2010, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date or the proposed increase in the number of shares available for issuance under our 2007 equity incentive plan described above. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans approved by Stockholders:			
Options	1,938,723	$15.33	437,017(a)
Restricted Shares/Restricted Stock Unit Awards	706,539	(b)	(a)
Equity Compensation Plans not approved by Stockholders	—	—	—
Total	2,645,262	$15.33	437,017

(a) 401,836 of these shares may be issued as restricted shares/restricted stock unit awards under our 2007 Equity Incentive Plan.

(b) Not applicable

Vote Required

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote on Proposal 2 at the annual meeting is required for approval of our amended and restated 2007 equity incentive plan. Should such approval not be obtained, then our 2007 equity incentive plan as currently drafted will remain in effect. Abstentions and broker non-votes will have the same effect as votes "against" the proposal.

Our board of directors unanimously recommends that stockholders vote "FOR" Proposal 2 to adopt the amendment and restatement of our 2007 equity incentive plan.

PROPOSAL 3: CHARTER AMENDMENT

On September 23, 2010, our board of directors unanimously adopted a resolution approving, subject to approval by our stockholders, an amendment to our Amended and Restated Certificate of Incorporation that would increase the number of authorized shares of our common stock from 55,500,000 to 100,000,000.

Our board of directors believes that approval of the proposed amendment to our Amended and Restated Certificate of Incorporation is in best interests of us and our stockholders, and recommends its approval by our stockholders.

As of September 24, 2010, 24,372,947 of our 55,500,000 currently authorized shares of common stock were issued and outstanding. Of the remaining authorized shares of common stock, as of such date 483,831 shares were reserved for issuance in connection with our 2005 stock incentive plan and our 2007 equity incentive plan. In addition, if our stockholders approve the amendment and restatement of our 2007 equity incentive plan described in *"Proposal 2 — Amendment of the Dollar Financial Corp. 2007 Equity Incentive Plan"*, an additional 4,500,000 shares will be reserved for issuance under our 2007 equity incentive plan. Under the terms of our 2.875% Senior Convertible Notes due 2027 and our 3.00% Senior Convertible Notes due 2028, we may also be obligated to issue a presently indeterminate number of shares of common stock upon the conversion of those notes (although the aggregate number of shares of common stock that we are required to issue with respect to those notes cannot exceed the maximum number of shares that we are permitted to issue without shareholder approval pursuant to Nasdaq Rule 5635, as amended from time to time). As of September 24, 2010, none of our 10,000,000 currently authorized shares of preferred stock were issued and outstanding.

The purpose of the proposed amendment is to allow us to have a sufficient number of shares of authorized and unissued common stock which can be used for such corporate purposes as may, from time to time, be considered advisable by our board of directors. We have no arrangements, agreements, understandings, or plans at the current time for the issuance or use of the additional shares of common stock proposed to be authorized. Having such shares available for issuance in the future will give us greater flexibility and will allow the shares to be issued as determined by our board of directors without the expense and delay of a special meeting of our stockholders to approve the additional authorized capital stock. The corporate purposes for which we may issue common stock could include, without limitation, exchange offers of debt for equity, new equity offerings to raise capital, restructuring of existing debt, acquisitions, and providing incentives to employees, officers and directors pursuant to our various stock plans or in connection with the adoption of additional stock-based incentive plans. Our board of directors will determine the terms of any such issuance of additional shares.

The increase in our authorized common stock will not have any immediate effect on the rights of our existing stockholders. To the extent that the additional authorized shares are issued in the future, such shares will have a dilutive effect on the voting power and percentage equity ownership of our existing stockholders and, depending on the price at which they are issued, may have a dilutive effect on both the book value and market value of shares owned by our existing stockholders. The holders of our common stock have no preemptive rights to subscribe for or purchase any additional shares of our common stock that may be issued in the future.

We have not proposed the increase in the authorized number of shares with the intention of using the additional shares for anti-takeover purposes, although we could theoretically use the additional shares to make more difficult or to discourage an attempt to acquire control of us because the issuance of such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of us.

If this proposal is approved, the paragraph A of Article FOURTH of our Amended and Restated Certificate of Incorporation will be amended to read as follows:

"*FOURTH*: A. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is One Hundred Ten Million (110,000,000), consisting of:

1. One Hundred Million (100,000,000) shares of Common Stock, par value $.001 per share (hereinafter referred to as the "Common Stock"), and

2. Ten Million (10,000,000) shares of Preferred Stock, par value $.001 per share (hereinafter referred to as the "Preferred Stock").

A complete copy of the proposed amendment to our amended and restated certificate of incorporation is included in Appendix B to this proxy statement.

Vote Required

The affirmative vote of a majority of the outstanding shares of common stock on the record date is required for approval of the proposed amendment to our Amended and Restated Certificate of Incorporation. Abstentions and broker non-votes will have the same effect as votes "against" the proposal.

Our board of directors unanimously recommends that stockholders vote "FOR" Proposal 3 to approve the amendment to our Amended and Restated Certificate of Incorporation.

PROPOSAL 4: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has appointed Ernst & Young LLP as our independent registered public accounting firm for fiscal 2011. Ernst & Young LLP was first engaged as our independent registered public accounting firm in 1990 and has audited our financial statements for fiscal 2010. Ratification of the appointment of Ernst & Young LLP requires the affirmative vote, affirmatively or negatively, of a majority of the votes cast on the matter.

Although stockholder ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise, our board of directors has decided to afford our stockholders the opportunity to express their opinions on the matter of our independent registered public accounting firm. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of us and our stockholders. If our stockholders do not ratify the appointment, the audit committee will take that fact into consideration, together with such other facts as it deems relevant, in determining its next selection of an independent registered public accounting firm.

Representatives of Ernst & Young LLP will be present at the annual meeting to make any statement they may desire and to respond to appropriate questions from stockholders.

The board unanimously recommends that stockholders vote FOR Proposal 4 to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2011.

Fees to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered to us or on our behalf by Ernst & Young LLP for the fiscal years ended on June 30, 2009 and June 30, 2010 are as follows:

	Fiscal 2009	Fiscal 2010
Audit Fees	$1,088,933	$1,651,277
Audit-Related Fees	$ 227,466	$ 188,969
Tax Fees	$ 250,250	$ 258,804
All Other Fees	$ 44,182	—

Audit Fees. Audit fees for fiscal 2009 and fiscal 2010 were for professional services rendered for the audits of our consolidated financial statements, review of the interim consolidated financial statements included in the quarterly reports, attestation services related to our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and services that generally only the independent registered public accounting firm can reasonably provide, including statutory audits, consents and assistance with and review of documents filed with the Securities and Exchange Commission. Audit fees for fiscal 2010 also included professional services rendered in connection with the offering of $600 million aggregate principal amount by our Canadian subsidiary of its 10.375% senior notes due 2016 and related Form S-4 filing with the Securities and Exchange Commission, and other fees related to our debt restructuring.

Audit-Related Fees. During fiscal 2009 and fiscal 2010, there were no fees billed for assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audits or reviews of our financial statements, the effectiveness of our internal control over financial reporting and the effectiveness of management's assessment of our internal control over financial reporting, and are not reported under Audit Fees above. Audit related fees for fiscal 2009 and fiscal 2010 were related to the audit of our 401(k) plan and merger and acquisition due diligence services.

Tax Fees. Tax fees for fiscal 2009 and fiscal 2010 were for compliance, tax advice, and tax planning.

All Other Fees. Fees for other services provided during fiscal 2009 and fiscal 2010 were for online research services and continuing education courses.

Pre-Approval of Services. All services provided by Ernst & Young LLP were pre-approved by the audit committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The audit committee has adopted pre-approval policies and procedures for audit and non-audit services. The audit services provided by Ernst & Young LLP are approved in advance by the audit committee. Under its pre-approval policy, the audit committee has delegated authority to its chairman to pre-approve audit-related and non-audit services the cost of which will not exceed $50,000; provided, that the chairman is required to report any pre-approval decisions to the audit committee at its next meeting. Any services that exceed the pre-approved dollar limit require specific pre-approval by the audit committee. The engagement of Ernst & Young LLP for non-audit accounting and tax services is limited to circumstances where these services are considered to be integral to the audit services that Ernst & Young LLP provides or where there is another compelling rationale for using Ernst & Young LLP. All audit, audit-related and permitted non-audit services for which Ernst & Young LLP was engaged were pre-approved by the audit committee in compliance with applicable Securities and Exchange Commission requirements.

OTHER INFORMATION

Matters Relating to Solicitation

The expense of solicitation of proxies on behalf of our board of directors, including printing and postage, will be paid by us. Requests will be made of brokerage houses and other custodians, nominees and fiduciaries to forward the solicitation material, at our expense, to the beneficial owners of common stock held of record by such persons. In addition to being solicited through the mails, proxies may also be solicited personally or by telephone by our board of directors and officers. We have also retained BNY Mellon Shareowner Services to solicit proxies for a fee of less than $10,000 plus a reasonable amount to cover expenses. We know of no business which will be presented at the annual meeting other than as set forth in this proxy statement. However, if other matters should properly come before the annual meeting, it is the intention of the persons named in the enclosed proxy to vote in accordance with the recommendations of our board of directors, or if no recommendation is given, in their own discretion on such matter.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, board and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms furnished to us, or written representations that no annual statements of beneficial ownership of securities on Form 5 were required to be filed, we believe that during fiscal 2010 our officers, directors and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements.

Other Matters

Only the proposals set forth in the proxy statement are currently intended to be presented for vote at the annual meeting. Our board of directors knows of no other matters that are to be brought before the annual meeting, and in accordance with our bylaws, no other substantive proposals may be introduced at the annual meeting. If any other business properly comes before the annual meeting, including the consideration of a motion to adjourn such meeting (including for purposes of soliciting additional votes), it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our board of directors may recommend or, if no recommendation is given, in their own discretion.

Stockholder Proposals for the 2011 Annual Meeting of Stockholders

Stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the Securities and Exchange Commission.

Proposals for Inclusion in Our 2011 Proxy Statement. Proposals of stockholders intended to be presented for consideration at our 2011 annual meeting of stockholders must be received by us no later than June 16, 2011 in order to be included in our 2011 proxy statement and form of proxy related to that meeting.

Proposals Not for Inclusion in Our Proxy Statement.

If a stockholder intends to timely submit a proposal for action at our 2011 annual meeting of stockholders which is not required to be included in our 2011 proxy statement and form of proxy relating to that meeting, the stockholder must satisfy certain requirements set forth in our bylaws and deliver a written notice (as such term is defined in our bylaws) to our Secretary at the following address: Dollar Financial Corp., 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312 and in the manner set forth in the bylaws not later than September 12, 2011 and not earlier than August 13, 2011; provided, however, if the 2011 annual meeting is held 30 days prior to, or 60 days after, the date of the 2010 annual meeting, a timely notice with respect to the meeting must be delivered not later than the close of business on the later of the (i) 60th day prior to the 2011 annual meeting or (ii) if the first public announcement of the date of the 2011 annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

If such stockholder fails to timely deliver a written notice to our Secretary in the manner set forth above, or otherwise fails to satisfy the requirements set forth in our bylaws and Securities and Exchange Commission rules, the proxy holders will be allowed to use their discretionary voting authority when any such proposal is raised at the 2011 annual meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

A copy of the full text of our bylaws may be obtained by writing to our Secretary at the following address: Dollar Financial Corp., 1436 Lancaster Avenue, Suite 310, Berwyn, PA, 19312.

Our Annual Report on Form 10-K

We will provide, without charge, to each person solicited by this proxy statement, on the written request of any such person, a copy of our annual report on Form 10-K for fiscal 2010 including our consolidated financial statements and the schedules thereto. Such written requests should be directed to us at 1436 Lancaster Avenue, Suite 300, Berwyn, PA 19312, Attention: Secretary.

(This page intentionally left blank)

APPENDIX A

AMENDED AND RESTATED DOLLAR FINANCIAL CORP. 2007 EQUITY INCENTIVE PLAN

DOLLAR FINANCIAL CORP.

2007 EQUITY INCENTIVE PLAN

(as amended effective November 11, 2010)

1. *Purposes of the Plan.* The purposes of this Plan are:

(a) to attract and retain the best available personnel for positions of substantial responsibility,

(b) to provide additional incentive to selected Employees, Consultants and Directors, and

(c) to promote the success of the Company's business.

2. *Definitions.* For the purposes of this Plan, the following terms will have the following meanings:

(a) *"Administrator"* means the Board or any of its Committees that administer the Plan in accordance with Section 4.

(b) *"Applicable Laws"* means the legal requirements relating to the administration of and issuance of securities under stock incentive plans, including, without limitation, the requirements of state corporations law, federal, state and foreign securities law, federal, state and foreign tax law, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted. For all purposes of this Plan, references to statutes and regulations shall be deemed to include any successor statutes and regulations, to the extent reasonably appropriate as determined by the Administrator.

(c) *"Award"* means any of the following awards authorized for issuance or grant under the Plan: Option, SAR, Stock Award, Restricted Stock Unit Award or Performance Award.

(d) *"Award Agreement"* means, with respect to any Award, the written document(s) evidencing the terms and conditions of the Award.

(e) *"Board"* means the Board of Directors of the Company.

(f) *"Canadian Participant"* means a Grantee who is subject to Canadian federal personal income tax.

(g) *"Cause"* shall have the meaning set forth in a Grantee's employment or consulting agreement with the Company (if any), or if not defined therein, shall mean (i) acts or omissions by the Grantee which constitute intentional material misconduct or a knowing violation of a material policy of the Company or any of its subsidiaries, (ii) the Grantee personally receiving a benefit in money, property or services from the Company or any of its subsidiaries or from another person dealing with the Company or any of its subsidiaries, in material violation of applicable law or Company policy, (iii) an act of fraud, conversion, misappropriation, or embezzlement by the Grantee or his conviction of, or entering a guilty plea or plea of no contest with respect to, a felony, or the equivalent thereof (other than DUI), or (iv) any material misuse or improper disclosure of confidential or proprietary information of the Company.

(h) *"Change in Control"* means a change in ownership or control of the Company effected through any of the following transactions:

(i) a shareholder-approved merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

(ii) a shareholder-approved sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company, or

(iii) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders or pursuant to a private transaction or series of transactions with one or more of the Company's shareholders.

(i) *"Code"* means the Internal Revenue Code of 1986, as amended.

(j) *"Committee"* means a Committee appointed by the Board in accordance with Section 4.

(k) *"Common Stock"* means the common stock, $0.001 par value per share, of the Company.

(l) *"Company"* means Dollar Financial Corp., a Delaware corporation.

(m) *"Consultant"* means any natural person, including an advisor, engaged by the Company or a Parent or Subsidiary to render bona fide services and who is compensated for such services, provided that the term "Consultant" does not include any person who provides services in connection with the offer or sale of securities in a capital-raising transaction, or who directly or indirectly promotes or maintains a market for the securities of the Company.

(n) *"Continuous Status as an Employee, Director or Consultant"* means continued performance of services for the Company (or any Parent or Subsidiary) in the capacity of an Employee, Director or Consultant. Continuous Status as an Employee, Director or Consultant will not be considered interrupted in the case of any leave of absence approved by the Board or required by Applicable Law, including sick leave, military leave, or any other personal leave, provided, however, that should such leave of absence exceed three (3) months, then for purposes of determining the period within which an Incentive Stock Option may be exercised as such under the federal tax laws, the Grantee's Continuous Status as an Employee, Director or Consultant shall be deemed to cease on the first day immediately following the expiration of such three (3)-month period, unless the Grantee is provided with the right to return to employment following such leave either by statute or by written contract. Except to the extent otherwise required by law or expressly authorized by the Administrator or by the Company's written policy on leaves of absence or in the Award Agreement, no service credit shall be given for vesting purposes for any period the Grantee is on a leave of absence. For purposes of the Plan, a Grantee shall be deemed to cease Continuous Status as an Employee, Director or Consultant immediately upon the occurrence of either of the following events: (i) the Grantee no longer performs services in any of the foregoing capacities for the Company or any Parent or Subsidiary or (ii) the entity for which the Grantee is performing such services ceases to remain a Parent or Subsidiary of the Company, even though the Grantee may subsequently continue to perform services for that entity.

(o) *"Director"* means a non-employee member of the Board or the board of directors of any Parent or Subsidiary of the Company.

(p) *"Disability"* means total and permanent disability as defined in Section 22(e)(3) of the Code.

(q) *"Employee"* means any person, employed as a common law employee by the Company or any Parent or Subsidiary of the Company.

(r) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(s) *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including, without limitation, the Nasdaq Global Select Market, the Fair Market Value of a Share of Common Stock will be the closing sales price for such stock as quoted on that system or exchange (or the system or exchange with the greatest volume of trading in Common Stock) **at the close of regular hours trading** on the day of determination, as reported in the Wall Street Journal or any other source the Administrator considers reliable.

(ii) If the Common Stock is regularly quoted by recognized securities dealers but selling prices are not reported, the Fair Market Value of a Share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock **at the close of regular hours trading** on the day of determination, as reported in the Wall Street Journal or any other source the Administrator considers reliable.

(iii) If the Common Stock is not traded as set forth above, the Fair Market Value will be determined in good faith by the Administrator taking into consideration such factors as the Administrator considers appropriate, such determination by the Administrator to be final, conclusive and binding.

(t) *"Family Member"* means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

(u) *"Full Value Award"* means any Stock Award, Restricted Stock Unit Award, Performance Award or other Award that results in the Company transferring the full value of any underlying Share granted pursuant to such Award, but shall not include Options and SARs.

(v) *"Grantee"* shall mean any person to whom an Award has been granted pursuant to this Plan.

(w) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) *"Nonqualified Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(y) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) *"Option"* means a stock option granted under Section 6 of the Plan.

(aa) *"Optionee"* means an Employee, Consultant or Director who holds an outstanding Option.

(bb) *"Parent"* means a "parent corporation" with respect to the Company, whether now or later existing, as defined in Section 424(e) of the Code.

(cc) *"Performance Award"* means an Award made under Section 10 of the Plan.

(dd) *"Plan"* means this 2007 Equity Incentive Plan.

(ee) *"Restricted Stock Unit Award"* means an award of restricted stock units granted under Section 9 of the Plan.

(ff) *"SAR"* means a stock appreciation right granted under Section 8 of the Plan.

(gg) *"Share"* means a share of the Common Stock.

(hh) *"Stock Award"* means a grant or sale by the Company of a specified number of Shares under Section 8 of the Plan.

(ii) *"Subsidiary"* means (i) a "subsidiary corporation" with respect to the Company, whether now or later existing, as defined in Section 424(f) of the Code, or (ii) a limited liability company, whether now or later existing, which would be a "subsidiary corporation" with respect to the Company under Section 424(f) of the Code if it were a corporation.

3. Stock Subject to the Plan.

(a) *Shares Available.* Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan will be 7,000,000, including Shares previously issued under the Plan and including an increase of 4,500,000 Shares effective as of November 11, 2010. The Shares may be authorized but unissued, or reacquired, Common Stock. Any Shares underlying Full-Value Awards granted on or after November 11, 2010 will be counted against the foregoing authorized reserve of Shares under the Plan as 1.67 Shares.

(b) No Grantee may be granted Awards denominated in Shares (whether payable in Shares, cash or a combination of both) for more than 500,000 Shares in the aggregate per fiscal year of the Company.

(c) To the extent an Award expires or terminates or is surrendered or forfeited, in whole or in part, the Shares subject to such Award or portion thereof so forfeited, expired, terminated or surrendered again will become available for future grant or sale under the Plan; provided, however, that if any Full-Value Award granted on or after

November 11, 2010 expires or terminates or is surrendered or forfeited, in whole or in part, then 1.67 times the number of Shares underlying such Full-Value Award or portion thereof so forfeited, expired, terminated or surrendered will again become available for future grant or sale under the Plan. Should the exercise price of an Option be paid with Shares underlying such Option, then the authorized reserve of Shares under the Plan shall be reduced by the gross number of Shares for which that Option is exercised, and not by the net number of Shares issued under the exercised Option. If Shares otherwise issuable under the Plan are withheld by the Company in satisfaction of the withholding taxes incurred in connection with an Award, then the number of Shares available for issuance under the Plan shall be reduced by the gross number of Shares issuable under the Award, calculated in each instance prior to any such Share withholding and, to the extent such Shares are issued pursuant to a Full-Value Award issued on or after November 11, 2010, after giving effect to the last sentence of Section 3(a). Upon the exercise of any SAR, the authorized reserve of Shares under the Plan shall be reduced by the gross number of Shares as to which such SAR is exercised

4. *Administration of the Plan.*

(a) *Procedure.*

(i) *Composition of the Administrator.* The Plan will be administered by (A) the Board, or (B) a Committee designated by the Board, which Committee will be constituted to satisfy Applicable Laws. Once appointed, a Committee will serve in its designated capacity until otherwise directed by the Board. The Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and substitute new members, fill vacancies (however caused), and remove all members of the Committee and thereafter directly administer the Plan. Notwithstanding the foregoing, unless the Board expressly resolves to the contrary, the Plan will be administered only by a Committee, which will then consist solely of persons who are both "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code; provided, however, the failure of the Committee to be composed solely of individuals who are both "non-employee directors" and "outside directors" shall not render ineffective or void any awards or grants made by, or other actions taken by, such Committee.

(ii) *Multiple Administrative Bodies.* The Plan may be administered by different bodies with respect to Directors, Officers, and Employees and Consultants.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to that Committee, the Administrator will have the authority, in its discretion:

(i) to determine (A) the Employees, Directors or Consultants to whom Awards may be granted; (B) whether and to what extent Options, SARs, Stock Awards, Restricted Stock Unit Awards or Performance Awards are granted, and whether Options are intended as Incentive Stock Options or Nonqualified Stock Options; (C) the number of Shares to be covered by each Award; (D) the purchase price or base price in effect for each Award; (E) the time or times when each Award is to become exercisable or vest and (F) the maximum term for which an Award is to remain outstanding;

(ii) to accelerate the vesting or exercisability of an Award and to modify or amend each Award, subject to Section 15(b);

(iii) to extend the period of time for which an Option or SAR is to remain exercisable following a Grantee's termination of Continuous Status as an Employee, Director or Consultant from the limited period otherwise in effect for that Option or SAR to such greater period of time as the Administrator deems appropriate, but in no event beyond the expiration of the term of the Option or SAR;

(iv) to authorize any person to execute on behalf of the Company any instrument required to evidence the grant of an Award previously granted by the Administrator;

(v) to construe and interpret the terms of this Plan; to prescribe, amend, and rescind rules and regulations relating to the administration of this Plan; and to approve forms of Award Agreements; and

(vi) to make all other determinations it considers necessary or advisable for administering the Plan.

(c) *Effect of Administrator's Decision.* The Administrator's decisions, determinations and interpretations will be final and binding on all holders of Awards. The Administrator shall not be required to exercise its authority or discretion on a uniform or nondiscriminatory basis.

5. *Eligibility.* The persons eligible to participate in the Plan shall be Employees, Directors and Consultants. The Administrator shall determine which eligible persons are to receive Awards under the Plan.

6. *Options.*

(a) *Types of Options.* Options granted under the Plan may be Incentive Stock Options or Nonqualified Stock Options, as determined by the Administrator at the time of grant. Incentive Stock Options may be granted only to Employees; provided, however, that Incentive Stock Options shall not be granted to Employees of a Subsidiary that is a limited liability company. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option.

(b) Limitations on Grants of Incentive Stock Options. If the Shares subject to an Optionee's Incentive Stock Options (granted under all plans of the Company or any Parent or Subsidiary), which become exercisable for the first time during any calendar year, have a Fair Market Value in excess of $100,000, the Options accounting for this excess will be treated as Nonqualified Stock Options. For purposes of this Section 6(b), Incentive Stock Options will be taken into account in the order in which they were granted (except to the extent otherwise provided under applicable law or regulation), and the Fair Market Value of the Shares will be determined as of the respective date or dates of grant.

(c) *Exercise and Term of Option.* Each option shall be exercisable at such time or times, during such period and for such number of Shares as shall be determined by the Administrator and set forth in the Award Agreement. The term of each Option will be stated in the Award Agreement; provided, however, that in no event may the term be more than ten years from the date of grant. In addition, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five years from the date of grant or any shorter term specified in the Award Agreement.

(d) *Exercise Price.* The exercise price per Share will be determined by the Administrator provided that the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant of the option; provided, further that in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

(e) *Procedure for Exercise.* An Option will be deemed exercised when the Company receives: (i) written notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option and (ii) full payment for the Shares with respect to which the Option is exercised. The Administrator will determine the acceptable forms of payment of the exercise price. Such form may consist partially or entirely of:

(i) cash;

(ii) other Shares which have a Fair Market Value on the date of exercise equal to the aggregate exercise price of the Shares as to which an Option will be exercised and held for the period (if any) necessary to avoid any additional charges to the Company's earnings for financial reporting purposes;

(iii) delivery of a properly executed exercise notice together with any other documentation as the Administrator and the Optionee's broker, if applicable, require to effect an exercise of the Option and delivery to the Company of the proceeds required to pay the exercise price; or

(iv) any other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(f) *Rights as a Shareholder.* Shares issued upon exercise of an Option will be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option.

(g) *Termination of Employment or Consulting Relationship or Directorship.* The following provisions shall govern the exercise of any Options held by an Optionee at the time of termination of Continuous Status as an Employee, Director or Consultant:

(i) If an Optionee holds exercisable Options on the date his or her Continuous Status as an Employee, Director or Consultant terminates (other than because of termination due to Cause, death or Disability), the Optionee may exercise the Options that were vested and exercisable as of the date of termination for a period of three (3) months following such termination (or such other period as is set forth in the Award Agreement or the Optionee's employment agreement or determined by the Administrator) but in no event later than the expiration of the respective Option terms. The Administrator may determine in its sole discretion that any unexercisable portion of the Option will become exercisable at such times and on such terms as the Administrator may determine in its sole discretion. If the Optionee does not exercise an Option within the limited time specified above after termination, that Option will expire upon the expiration of such limited time period.

(ii) *Disability of Optionee.* If an Optionee holds exercisable Options on the date his or her Continuous Status as an Employee, Director or Consultant terminates because of Disability, the Optionee may exercise the Options that were vested and exercisable as of the date of termination for a period of twelve months following such termination (or such other period as is set forth in the Award Agreement or the Optionee's employment agreement or determined by the Administrator) but in no event later than the expiration of the respective Option terms. The Administrator may determine in its sole discretion that any unexercisable portion of the Option will become exercisable at such times and on such terms as the Administrator may determine in its sole discretion. To the extent the Optionee does not exercise an Option within the limited time specified above, after termination, that Option will expire upon the expiration of such limited time period.

(iii) *Death of Optionee.* If an Optionee holds exercisable Options on the date his or her death, the Optionee's estate or a person who acquired the right to exercise the Option by will or the laws of descent and inheritance may exercise the Options that were vested and exercisable as of the date of death for a period of twelve months following the date of death (or such other period as is set forth in the Award Agreement or the Optionee's employment agreement or determined by the Administrator) but in no event later than the expiration of the Option terms. To the extent the Option is not exercised within the limited time specified above following the Optionee's death, the Option will expire upon the expiration of such limited time period.

(iv) *Termination for Cause.* If an Optionee's Continuous Status as an Employee, Director or Consultant is terminated for Cause, then all Options (including any vested Options) held by Optionee shall immediately be terminated and cancelled.

(h) *Non-Transferability of Options.*

(i) *No Transfer.* An Option may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent that the Administrator so authorizes at the time a Nonqualified Stock Option is granted or amended, (i) such Option may be assigned pursuant to a qualified domestic relations order as defined by the Code, and exercised by the spouse or former spouse of the Optionee who obtained such Option pursuant to such qualified domestic relations order, or (ii) such Option may be assigned, in whole or in part, during the Optionee's lifetime to one or more Family Members of the Optionee or to a trust established exclusively for the Optionee and/or one or more such Family Members, to the extent such assignment is in connection with the Optionee's estate plan. Rights under the assigned portion may be exercised by the person(s) who acquire a proprietary interest in such Option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the Option immediately before such assignment and shall be set forth in such documents issued to the assignee as the Administrator deems appropriate.

(ii) *Designation of Beneficiary.* An Optionee may file a written designation of a beneficiary who is to receive any Options that remain unexercised in the event of the Optionee's death. The Optionee may change such designation of beneficiary at any time by written notice to the Administrator. Such beneficiary or beneficiaries shall take the transferred Options subject to all the terms and conditions of the applicable agreement evidencing each such transferred Option, including (without limitation) the limited time period during which the Option may be exercised following the Optionee's death.

(i) *Canadian Participant Election.* A Grantee who is at the time a Canadian Participant may elect to surrender an Option, to the extent such Option has become exercisable, in lieu of exercising same, and to receive upon such surrender a cash payment equal to the amount of the excess, if any, of the Fair market Value of a Share on the date the Canadian Participant so elects over the exercise price, multiplied by the number of Shares purchasable upon exercise of the Option so surrendered. The election described herein shall be made in writing in the manner prescribed by the Administrator. Notwithstanding anything in this Section 5(j) to the contrary, the Administrator has the right to decline a Canadian Participant's election described in Section 5(j), provided, however, that if the Administrator declines the election, the Canadian Participant may elect to exercise the Option or may continue to hold the Option unexercised, subject to the terms and conditions set forth in the Plan.

7. *Stock Appreciation Rights.*

(a) *Nature of Award.* The Administrator may grant a SAR separately or in tandem with any Option. Upon the exercise of a SAR, its holder will be entitled to receive an amount equal to the excess (if any) of: (i) the Fair Market Value of the Shares as to which the SAR is then being exercised, over (ii) the aggregate base price of those Shares. Except for a Canadian Participant, such amount may be paid in either cash and/or Shares, as determined by the Administrator in its discretion. The Company agrees that such amount payable to a Canadian Participant shall be paid in Shares issued by the Company. However, a Canadian Participant may elect to receive such payment in cash, provided such election shall be made in writing in the manner prescribed by the Administrator. Notwithstanding anything in this Section 7(a) to the contrary, the Administrator has the right to decline a Canadian Participant's election to receive a cash payment upon exercise of a SAR in which event the Canadian Participant may elect to exercise the SAR and receive the payment in the form of Shares issued by the Company or continue to hold the SAR, subject to the terms and conditions set forth the Plan.

(b) *Number of Shares and Base Price.* The number of Shares underlying each SAR and the base price in effect for those Shares shall be determined by the Administrator in its sole discretion at the time the SAR is granted. In no event, however, may the base price per Share be less than the Fair market Value per Share on the grant date.

(c) *Term of SAR.* The term of a SAR will be determined by the Administrator but no SAR may have a term in excess of ten years.

(d) *Exercisability.* SARs will vest and become exercisable at such time or times and subject to such terms and conditions as will be determined by the Administrator.

(e) *Method of Exercise.* Subject to the exercisability and termination provisions set forth herein and in the applicable Award Agreement, SARs may be exercised in whole or in part from time to time during their term by delivery of written notice to the Company specifying the portion of the SAR to be exercised.

(f) *Termination of Continuous Status as an Employee, Director or Consultant.* Unless otherwise specified in the Award Agreement, SARs will be subject to the same procedures applicable to Options upon termination of a Participant's Continuous Status as an Employee, Director or Consultant.

(g) *Transferability.* Unless otherwise specified in the Award Agreement, SARs will be subject to the same provisions applicable to Nonqualified Options with respect to the transferability of such Award

8. *Stock Awards.*

(a) *Grant.* The Administrator, in its sole and absolute discretion, may grant Stock Awards for any of the following items of consideration which the Administrator may deem appropriate in each individual instance: (i) cash or check made payable to the Company, (ii) past services rendered to the Company (or any Parent or Subsidiary); or (iii) any other valid consideration under the Delaware General Corporation Law.

(b) *Restrictions.* The Administrator, in its sole and absolute discretion, may impose restrictions in connection with any Stock Award, including without limitation, (i) imposing a restricted period during which all or a portion of the Shares subject to the Stock Award may not be sold, assigned, transferred, pledged or otherwise encumbered (the **"Restricted Period"**), (ii) providing for a vesting schedule with respect to such Shares such that if a Grantee ceases to be an Employee, Consultant or Director during the Restricted Period, some or all of the Shares subject to the Stock Award shall be immediately forfeited and returned to the Company. The Administrator may, at any time, reduce or terminate the Restricted Period. Each certificate issued in respect of Shares pursuant to a Stock Award which is subject to restrictions shall be registered in the name of the Grantee, shall be deposited by the Grantee with the Company together with a stock power endorsed in blank and shall bear an appropriate legend summarizing the restrictions imposed with respect to such Shares.

(c) *Rights as a Shareholder.* Subject to the terms of any Award Agreement, the Grantee of a Stock Award shall have all the rights of a shareholder with respect to the Shares issued pursuant to a Stock Award, including the right to vote such Shares and receive any regular cash dividends paid on such Shares; provided, however, that dividends (other than regular cash dividends) or distributions paid with respect to any such Shares which have not vested shall be deposited with the Company and shall be subject to forfeiture until the underlying Shares have vested unless otherwise provided by the Administrator in its sole discretion. A Grantee shall not be entitled to interest with respect to the dividends or distributions so deposited.

9. *Restricted Stock Unit Awards.*

(a) *Nature of Award.* Each Restricted Stock Unit shall represent the right of the Grantee to receive a Share or an amount based on the value of a Share. The Administrator shall determine the number of Restricted Stock Units to be granted and the requirements applicable to such Restricted Stock Units. All Restricted Stock Units shall be credited to bookkeeping accounts on the Company's records for purposes of the Plan.

(b) Terms of Restricted Stock Units. The Administrator may grant Restricted Stock Units that are payable on terms and conditions determined by the Administrator, which may include payment based on achievement of performance goals or satisfaction of specified service requirements. Restricted Stock Units may be paid at the end of a specified vesting or performance period, or payment may be deferred to a date authorized by the Administrator consistent with the provisions of Code Section 409A. The Administrator may at any time accelerate the vesting of any Restricted Stock Unit Award.

(c) *Payment.* Payment with respect to Restricted Stock Units shall be made in cash, in shares, or in a combination of the two, as determined by the Administrator.

(d) *Requirement of Employment or Service.* The Administrator shall determine in the Grant Agreement under what circumstances a Grantee may retain Restricted Stock Units after termination of the Grantee's Continuous Status as an Employee, Director or Consultant, and the circumstances under which Restricted Stock Units may be forfeited.

(e) *Rights as a Shareholder.* The Grantee shall not have any shareholder rights with respect to the Shares subject to a Restricted Stock Unit Award until that award vests and the Shares are actually issued thereunder. However, dividend-equivalent units may be paid or credited, either in cash or in actual or phantom Shares, on outstanding Restricted Stock Units, subject to such terms and conditions as the Administrator may deem appropriate.

10. *Performance Awards.*

(a) *Generally.* The Administrator may grant Performance Awards on the terms and conditions as the Administrator deems advisable. Performance Awards shall be denominated in Shares which may be earned upon achievement or satisfaction of one or more performance goals specified by the Administrator. In addition, the Administrator may specify that any other Award shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Administrator. The Administrator may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as limited under Section 10(b) in the case of a Performance Award intended to qualify as "performance-based compensation" under Code Section 162(m).

(b) *Performance Awards Granted to Covered Employees.* To the extent the Board intends for a Performance Award to satisfy the requirements for treatment as "performance-based compensation" for purposes of Code Section 162(m), such Award will be subject to the terms of this Section 10(b).

(i) *Performance Goal Generally.* The performance goal for such Performance Awards shall consist of one or more business criteria specified by the Committee consistent with this Section 10(b). The performance goal shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Administrator result in the achievement of performance goals being "substantially uncertain." Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) *Performance Goals.* The Administrator shall use the following performance measures (either individually or in any combination) to set performance goals with respect to Awards intended to qualify as Performance Awards: net sales; net revenue; pretax income; pro forma pretax income; pretax income before allocation of corporate overhead and bonus; budget; cash flow; net income or earnings per share; net income or operating income; return on shareholders' equity; return on assets, capital or investment; the price of the Common Stock or any other publicly-traded securities of the Company; market share; gross profits; operating margins; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before interest, taxes, depreciation, amortization and stock-based compensation; operating income before depreciation and amortization; sales or revenue targets; capital or investment; cash flow; cost reduction goals; budget comparisons; implementation or completion of projects or processes strategic or critical to the Company's business operations; completion of targeted acquisitions; entry into new markets; development of new products and services; measures of customer satisfaction; any combination of, or a specified increase in, any of the foregoing; and the formation of joint ventures, marketing or customer service collaborations, or the completion of other corporate transactions intended to enhance the Company's revenue or profitability or expand its customer base. Such performance goals may be stated with respect to the Company as a whole, or with respect to a specified subsidiary, division or other operational unit. Moreover, such performance goals may be stated in absolute terms or may be expressed relative to performance in a specified prior period or to the performance of other specified enterprises. The measurement of the achievement of any of these goals will be determined, to the extent applicable, according to generally accepted accounting principles as in existence on the date on which performance goal or goals were established; *provided, however*, to the extent specified by the Committee at the time the performance goals are established, the measurement of specified performance goals may be subject to adjustment to exclude items of gain, loss or expense that are determined to be extraordinary or unusual in nature, infrequent in occurrence, related to a corporate transaction (including, without limitation, a disposition or acquisition) or related to a change in accounting principle, all as determined in accordance with standards established by Opinion No. 30 of the Accounting Principles Board. Performance goals may include a minimum threshold level of performance below which no award will be earned, levels of performance at which specified portions of an award will be earned, and a maximum level of performance at which an award will be fully earned. The Administrator may provide that, if the actual level of attainment for any performance objective is between two specified levels, the amount of the award attributable to that performance objective shall be interpolated on a straight-line basis. Equitable adjustments will be made to any performance goal related to Common Stock (e.g., earnings per share) to reflect changes in corporate capitalization, such as stock splits and reorganizations.

(iii) *Performance Period; Timing for Establishing Performance Goals.* Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period as specified by the Administrator, which performance period shall not be less than one month. A performance goal shall be established not later than the earlier of (A) 90 days after the beginning of any performance period applicable to such Performance Award or (B) the time at which 25% of such performance period has elapsed. In all cases, the maximum Performance Award of any Participant shall be subject to the limitations set forth in Section 3(b).

(iv) *Settlement of Performance Awards; Other Terms.* Settlement of such Performance Awards shall be in cash, Shares, other Awards or other property, in the discretion of the Administrator. The Administrator may not exercise discretion to increase any such amount payable to a Covered Employee (as defined in section 162(m)(3) of the Code) in respect of a Performance Award subject to this Section 10(b).

(v) *Written Determinations.* Determinations by the Administrator as to the establishment of performance goals, the amount potentially payable in respect of Performance Awards and the actual achievement of the specified performance goals relating to Performance Awards will be recorded in writing.

(c) *Settlement of Performance Awards.* Settlement of Performance Awards shall be in cash, Shares, other Awards or other property, in the discretion of the Administrator.

(d) *Rights as a Shareholder.* The Grantee shall not have any shareholder rights with respect to the Shares subject to a Performance Award until that award vests and the Shares are actually issued thereunder. However, dividend-equivalent units may be paid or credited, either in cash or in actual or phantom Shares, on outstanding Performance Awards, subject to such terms and conditions as the Administrator may deem appropriate.

11. *Withholding Taxes.* The Company will have the right to take whatever steps the Administrator deems necessary or appropriate to comply with all applicable federal, state, foreign and local income and employment tax and other withholding requirements, and the Company's obligations to deliver Shares upon the exercise of an Option or SAR or in connection with a Stock Award, Restricted Stock Unit or Performance Award will be conditioned upon compliance with all such withholding requirements. Without limiting the generality of the foregoing, the Administrator in its discretion may authorize the Grantee to satisfy all or part of any withholding liability by (a) having the Company withhold from the Shares which would otherwise be issued in connection with an Award that number of Shares having a Fair Market Value, as of the date the withholding liability arises, equal to or less than the amount of the Company's withholding liability, or (b) by delivering to the Company previously-owned and unencumbered Shares having a Fair Market Value, as of the date the withholding liability arises, equal to or less than the amount of the Company's withholding liability.

12. *Adjustments Upon Changes in Capitalization, Dissolution, Change in Control.*

(a) *Changes in Capitalization.* If any change is made to the outstanding shares of Common Stock through recapitalization, reclassification, stock combination, stock dividend, stock split, reverse stock split, spin off (resulting in a substantial reduction in the value of the outstanding shares of Common Stock), extraordinary corporate distribution or other similar transaction, an equitable adjustment will be made by the Administrator to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities issuable as Stock Awards or Restricted Stock Units, (iii) the maximum number and/or class of securities for which any one person may be granted Awards under the Plan per fiscal year, (iv) the number and/or class of securities and the exercise or base price per share (or any other cash consideration payable per share) in effect under each outstanding Option and SAR and (v) the number and/or class of securities subject to each outstanding Stock Award, Restricted Stock Unit Award and Performance Award and the cash consideration (if any) payable per share thereunder. To the extent such adjustments are to be made to outstanding Awards, those adjustments shall be effected in a manner that shall preclude the enlargement or dilution of rights and benefits under those Awards. Such adjustment will be made by the Administrator, whose determination in that respect will be final, binding, and conclusive.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, to the extent that an Award had not been previously exercised or vested, it will terminate immediately prior to the consummation of such proposed dissolution or liquidation. In such instance, the Administrator may, in the exercise of its sole discretion, declare that any Award shall become vested or any Option or SAR will terminate as of a date fixed by the Administrator and give each Grantee the right to exercise his or her Option or SAR as to all or any part of the Shares subject thereto, including Shares as to which the Option would not otherwise be exercisable.

(c) *Change in Control/Sale of Subsidiary or Business.* Except to the extent otherwise provided in the Optionee's employment agreement, in the event of a Change in Control or a sale of a subsidiary or business, the Administrator, may, in its sole discretion, do one or more of the following: (i) shorten the period during which Options and SARs are exercisable (provided they remain exercisable for at least 30 days after the date notice of such shortening is given to the Grantees); (ii) accelerate any vesting schedule to which an Award is subject; (iii) arrange to have the surviving or successor entity or purchaser entity or any parent entity thereof assume the Options and SARs or grant replacement options and stock appreciation rights with appropriate adjustments in the option and base prices and adjustments in the number and kind of securities issuable upon exercise or adjustments so that the

Options and SARs or their replacements represent the right to purchase or receive the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction with respect to or in exchange for the number of Shares of Common Stock purchasable and receivable upon exercise of the Options and SARs had such exercise occurred in full prior to such transaction; (iv) arrange to have the surviving or successor entity or purchaser entity or any parent entity thereof assume the Restricted Stock Unit Awards or Performance Awards with appropriate adjustments so that the awards apply to the number and kind of securities into which the Shares subject to the awards immediately prior to such transaction would have converted in consummation of such transaction had those Shares been outstanding at that time; (v) assign any repurchase rights to the surviving or successor entity or purchaser entity or parent thereof; (vi) cancel Awards upon payment to the Grantees in cash, with respect to each Award to the extent then exercisable or vested (including, if applicable, any Awards as to which the vesting schedule has been accelerated as contemplated in clause (ii) above), of an amount that is the equivalent of the excess of the Fair Market Value of the Common Stock (at the effective time of the merger, reorganization, sale or other event) over the price payable for the Shares subject to the Award; or (vii) make such other adjustments to the consideration issuable upon exercise or vesting of Awards and other terms of the Awards as the Administrator deems appropriate in its sole and absolute discretion.

13. *Date of Grant.* The date of grant of an Award will be, for all purposes, the date as of which the Administrator makes the determination granting such Award, or any other, later date determined by the Administrator and specified in the Award Agreement.

14. *Effective Date and Term of the Plan.* The Plan will become effective upon its approval by the shareholders of the Company at the 2007 Annual Shareholders Meeting. Subject to such approval, it will continue in effect for a term of ten years unless terminated earlier under Section 15. Unless otherwise provided in this Plan, its termination will not affect the validity of any Award outstanding at the date of termination, which shall continue to be governed by the terms of this Plan as though it remained in effect.

15. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter or suspend or terminate the Plan. However, shareholder approval will be required for any amendment to the Plan that (i) materially increases the number of Shares available for issuance under the Plan, (ii) materially expands the class of individuals eligible to receive Awards under the Plan, (iii) materially increases the benefits accruing to the Grantees under the Plan or materially reduces the price at which Shares may be issued or purchased under the Plan, (iv) materially extends the term of the Plan or (v) expands the types of awards available for issuance under the Plan.

(b) *Effect of Amendment or Termination.* No amendment, alteration, suspension or termination of the Plan will impair the rights of a Grantee, unless mutually agreed otherwise between the Grantee and the Administrator. Any such agreement must be in writing and signed by the Grantee and the Company.

16. *Prohibition on Repricing Programs.* The Administrator shall not (i) implement any cancellation/regrant program pursuant to which outstanding Options or SARs under the Plan are cancelled and new Options or SARs are granted in replacement with a lower exercise or base price per share, (ii) cancel outstanding Options or SARs under the Plan with exercise prices or base prices per share in excess of the then current Fair Market Value per share of Common Stock for consideration payable in equity securities of the Company or (iii) otherwise directly reduce the exercise price or base price in effect for outstanding Options or SARs under the Plan, without in each such instance obtaining shareholder approval.

17. *Conditions Upon Grant of Awards and Issuance of Shares.*

(a) The implementation of the Plan, the grant of any Award and the issuance of Shares in connection with the issuance, exercise or vesting of any Award made under the Plan shall be subject to the Company's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the Awards made under the Plan and the Shares issuable pursuant to those Awards.

(b) No Shares or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Applicable Laws, including the filing and effectiveness of the

Form S-8 registration statement for the Shares issuable under the Plan, and all applicable listing requirements of any stock exchange on which Common Stock is then listed for trading.

18. *Liability of Company.*

(a) *Inability to Obtain Authority.* If the Company cannot, by the exercise of commercially reasonable efforts, obtain authority from any regulatory body having jurisdiction for the sale of any Shares under this Plan, and such authority is deemed by the Company's counsel to be necessary to the lawful issuance of those Shares, the Company will be relieved of any liability for failing to issue or sell those Shares.

(b) *Grants Exceeding Allotted Shares.* If Shares subject to an Award exceed, as of the date of grant, the number of Shares which may be issued under the Plan without additional shareholder approval, that Award will be contingent with respect to such excess Shares, unless and until shareholder approval of an amendment sufficiently increasing the number of Shares subject to this Plan is obtained within twelve (12) months after the date of such amendment.

(c) *Rights of Participants and Beneficiaries.* The Company will pay all amounts payable under this Plan only to the Grantee, or beneficiaries entitled thereto pursuant to this Plan. The Company will not be liable for the debts, contracts, or engagements of any Grantee or his or her beneficiaries, and rights to cash payments under this Plan may not be taken in execution by attachment or garnishment, or by any other legal or equitable proceeding while in the hands of the Company.

19. *Legending Stock Certificates.* In order to enforce any restrictions imposed upon Common Stock issued in connection with an Award, the Administrator may cause a legend or legends to be placed on any certificates representing such Common Stock, which legend or legends will make appropriate reference to such restrictions, including, but not limited to, a restriction against sale of such Common Stock for any period of time as may be required by Applicable Laws. Additionally, and not by way of limitation, the Administrator may impose such restrictions on any Common Stock issued pursuant to the Plan as it may deem advisable.

20. *No Employment Rights.* Neither this Plan nor any Award will confer upon a Grantee any right with respect to continuing the Grantee's employment or consulting relationship with the Company, or continuing service as a Director, nor will they interfere in any way with the Grantee's right or the Company's right to terminate such employment or consulting relationship or directorship at any time, with or without cause.

21. *Governing Law.* The Plan will be governed by, and construed in accordance with the laws of the State of Delaware (without giving effect to conflicts of law principles).

(This page intentionally left blank)

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DOLLAR FINANCIAL CORP.

Pursuant to Section 242 of
the General Corporation Law of the State of Delaware

Dollar Financial Corp., a Delaware corporation (the "Corporation"), does hereby certify as follows:

1. The name of the Corporation is Dollar Financial Corp.

2. This Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the "Amendment") has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3. This Amendment amends Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation by deleting the paragraph A of Article FOURTH and substituting in lieu thereof the following new paragraph A of Article FOURTH, to read in its entirety as follows:

FOURTH: A. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is One Hundred ten Million (110,000,000), consisting of:

1. One Hundred Million (100,000,000) shares of Common Stock, par value $.001 per share (hereinafter referred to as the "Common Stock"), and

2. Ten Million (10,000,000) shares of Preferred Stock, par value $.001 per share (hereinafter referred to as the "Preferred Stock").

4. This Amendment will become effective at [ ] Eastern Time on November [ ], 2010.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its officer thereunto duly authorized, this [ ] day of [ ], 2010.

DOLLAR FINANCIAL CORP.

By: ______________________________
Name:
Title:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50866

DOLLAR FINANCIAL CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**23-2636866**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1436 Lancaster Avenue Berwyn, Pennsylvania	**19312-1288**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code
(610) 296-3400

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Not applicable	Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 31, 2009, 24,228,074 shares of the registrant's common stock, par value $0.001 per share, were outstanding. As of such date the aggregate market value of voting stock (based upon the last reported sales price in The Nasdaq Global Select Market) held by non-affiliates of the registrant was approximately $572,751,669. As of July 31, 2010, the number of shares of the Common Stock outstanding was 24,360,615.

DOCUMENTS INCORPORATED BY REFERENCE

The Company's definitive proxy statement to be filed in connection with its solicitation of proxies for its Annual Meeting of Stockholders to be held on November 11, 2010, is incorporated by reference to Part III of this Annual Report on Form 10-K, Items 10, 11, 12, 13 and 14.

DOLLAR FINANCIAL CORP.

Table of Contents

2010 Report on Form 10-K

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K and the documents incorporated herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are therefore entitled to the protection of the safe harbor provisions of these laws. These forward-looking statements, which are usually accompanied by words such as "may," "might," "will," "should," "could," "intends," "estimates," "predicts," "potential," "continue," "believes," "anticipates," "plans," "expects" and similar expressions, involve risks and uncertainties, and relate to, without limitation, statements about our market opportunities, anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or forecasted in, or implied by, such forward-looking statements, particularly those factors discussed in "Item 1A - Risk Factors" in this Annual Report on Form 10-K.

Although we believe that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and our actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These forward-looking statements speak only as of the date on which they are made, and, except as otherwise required by law, we disclaim any obligation or undertaking to disseminate any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

Unless the context otherwise requires, as used in this Annual Report on Form 10-K, (i) the terms "fiscal year" and "fiscal" refer to (i) the twelve-month period ended on June 30 of the specified year, (ii) references to "$," "dollars," "United States dollars" or "U.S. dollars" refer to the lawful currency of the United States of America, (iii) references to "CAD" refer to the lawful currency of Canada, and (iv) references to "GBP" refer to the British Pound Sterling, the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

Item 1. *BUSINESS*

General

We are a leading international diversified financial services company serving primarily unbanked and under-banked consumers. Through our retail storefront locations as well as by other means, such as via the Internet, we provide a range of consumer financial products and services in five countries, Canada, the United Kingdom, the United States, the Republic of Ireland and Poland, to customers who, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. We believe that our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations and Internet sites, extended operating hours and high-quality customer service. Our products and services, principally our short-term consumer loans, check cashing services, secured pawn loans and gold buying services, provide customers with immediate access to cash for living expenses or other needs. We strive to offer our customers additional high-value ancillary services, including Western Union® money order and money transfer products, electronic tax filing, reloadable prepaid VISA® and MasterCard® debit cards, foreign currency exchange and prepaid local and long-distance phone services.

During fiscal 2010, we completed several acquisitions in furtherance of our objective to expand upon and diversify from our core retail financial services businesses in Canada, the United Kingdom and the United States described in the preceding paragraph. Through our branded Military Installment Loan and Education Services, or MILES®, program offered by our Dealers' Financial Services, LLC subsidiary, which we acquired in December 2009, we provide fee based services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank. In April 2010, we expanded our pawn lending activities in the United Kingdom through our acquisition of Suttons & Robertsons, the fourth largest pawn lending business in the United Kingdom whose three London-based stores focus on retail and pawn lending for high value gold jewelry, watches and diamonds. We also expanded our offerings for small business retail customers through our October 2010 acquisition of a U.K.-based provider of merchant cash advances which are repaid by the borrowers' future credit card receipts. In late fiscal 2009, we acquired both a business that offers longer-term installment consumer loans in Poland with an in-home servicing feature, as well as an Internet-based short-term consumer loan business in the United Kingdom.

As we continue to diversify our organization, we expect the contributions to our revenue and profitability from fee-based financial processing and origination services to increase. During fiscal 2010, approximately 50% of our total consolidated revenue was comprised of products and services which generally carry little or no credit risk, such as check cashing, money transfers, gold purchasing, secured pawn lending and fee-based income generated from the MILES program.

We believe that our networks of retail locations in Canada and the United Kingdom are the largest of their kind in each of those countries, and that we have a strong presence in states with favorable regulations in the United States. As of June 30, 2010, our global retail operations consisted of 1,180 locations, of which 1,058 are company-owned, conducting business primarily under the names Money Mart®, Money Shop®, Loan Mart®, Money Corner®, Insta-Cheques® and The Check Cashing Store® in Canada, the United Kingdom, the United States and the Republic of Ireland.

We manage our business as five operating segments — our financial services offerings in each of Canada, the United Kingdom, the United States and Poland, as well as our recently acquired Dealers' Financial Services, LLC subsidiary, which we operate independently of our other businesses. Information regarding total assets, operating results and other financial information regarding each of our reporting segments for each of the fiscal years ended June 30, 2008, 2009 and 2010 is set forth in "Item 8. — Financial Data — Note 18" in this Annual Report on Form 10-K.

Our Industry

We operate in a sector of the financial services industry that serves the basic needs of individuals and small businesses needing quick and convenient access to cash and other financial services. These needs are primarily evidenced by consumer demand for short-term consumer and small business loans, check cashing, secured pawn lending, money transfers, prepaid debit cards, foreign currency exchange and other services. Consumers who use these services are often underserved by banks and other financial institutions.

Service sector and self-employed individuals represent the largest portion of the population in each of the countries in which we operate. Many of these individuals do not maintain regular banking relationships. They use services provided by our industry for a variety of reasons, including that they lack sufficient assets to maintain minimum balance requirements or to achieve the benefits of savings with banks, do not write enough checks to make a bank account beneficial, have a dislike or distrust of banks, or do not have a neighborhood bank in close proximity to them. Many of these individuals periodically require short-term loans to provide cash necessary for living and other episodic expenses. They may not be able, or even desire, to obtain loans from banks as a result of their immediate need for cash, the irregular receipt of payments from their employers, or the unavailability of bank loans in small denominations for short time periods. For those who do maintain banking relationships, our industry provides an alternative to the generally high cost of overdraft fees charged by their banks for overdrawn accounts.

Despite the demand for basic financial services, access to banks has become increasingly difficult for a significant segment of consumers. Many banks have chosen to close their less profitable or lower-traffic locations and to otherwise reduce the hours during which they operate at such locations. Typically, these closings have occurred in neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Furthermore, traditional banks have tended in recent years to eliminate, or have made it difficult or relatively expensive to obtain, many of the services that under-banked consumers' desire.

As a result of these developments, a significant number of businesses offer financial services to service sector and self-employed individuals. The providers of these services are generally fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary financial services.

While the mix of products offered may vary, we believe that the under-banked consumer markets in each of the countries in which we operate will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population in each of our markets and an increase in the number of self-employed, small business and service sector jobs as a percentage of the total workforce.

The demographics of the typical customers for non-banking financial services vary somewhat in each of the markets in which we operate. The type of store and services that appeal to customers in each market differs based on cultural, social, geographic, economic and other factors. The composition of providers of these services in each market results, in part, from the historical development and regulatory environment in that market.

Our Markets

We operate primarily in three geographical markets, Canada, the United Kingdom and the United States. In addition to operating our traditional storefront locations in the United States, we also provide, through our Dealers Financial Services, LLC subsidiary and its MILES program, fee-based services to U.S. enlisted military personnel applying for automotive loans through a third party national bank. In addition to our storefront locations in the United Kingdom, we also provide Internet based lending. We also entered the Polish market in fiscal 2009 through our acquisition of a controlling interest (76%) in Optima, S.A., a consumer installment lender based in Gdansk, Poland.

Canada

We believe that we are the leading financial services company in Canada serving unbanked and under-banked consumers. We estimate that, across Canada, there are approximately 1,500 individual outlets offering single-payment consumer loans and/or check cashing, including only two other networks of stores exceeding 100 locations in Canada. We operate the largest store network in Canada based upon store revenues and profitability, and thereby we believe that we have the largest market share in Canada in our sector.

As of June 30, 2010, our Canadian network consists of 465 financial services stores, of which 403 are company-owned and 62 are operated by franchisees. We are located in 12 of the 13 Canadian provinces and territories, with 228 locations in Ontario, 83 locations in British Columbia, 73 locations in Alberta, 20 locations in Manitoba and 61 locations in the other Canadian provinces and territories. We have at least one store in nearly every Canadian city with a population exceeding 50,000.

Our Canadian stores typically offer short-term consumer loans, check cashing, Western Union money orders and money transfer products, prepaid debit cards, gold buying and other ancillary products and services. We also recently opened our first pawn broking store in Toronto and offer short term consumer loans via the Internet as well. All of our stores in Canada operate under the name "Money Mart", except our locations in Québec, which operate under the name "Instant Cheques" and do not offer short-term consumer loans.

United Kingdom

Based on information from the British Cheque Cashers Association, we believe that our U.K. stores represent approximately 30% of all stores in the United Kingdom operating in our sector. In addition, we believe that our 382 company-operated and franchised and agent-operated stores account for approximately 40% of the total check cashing transactions performed at check cashing stores in the United Kingdom as of June 30, 2010. Like in Canada, we believe we operate the largest store network in our sector based upon store revenues and profitability and thereby we believe we have the largest market share in our sector.

As of June 30, 2010, our United Kingdom network consisted of 382 stores, of which 329 are operated by us and 53 are operated by franchisees or agents. We believe this to be the largest store network in the United Kingdom in our sector. Our stores are located in each of the constituent countries of the United Kingdom, with 325 locations in England, 27 locations in Scotland, 13 locations in Wales and 17 locations in Northern Ireland. We also currently have one store in the Republic of Ireland which we include in our United Kingdom operating segment.

Our financial services stores in the United Kingdom typically offer short-term consumer loans, check cashing, Western Union money transfers, secured pawn lending, foreign currency exchange, gold buying and other ancillary products and services. Most of our stores in the United Kingdom operate under the name "Money Shop", with the exception of certain franchises which operate under the name "Cash A Cheque". In addition to our traditional financial services stores, we also operate two traditional pawn shops located in Edinburgh and Glasgow, Scotland under the name "Robert Biggar Ltd." and three high-end pawn shops in London, England under the names "T.M. Suttons", "Robertsons", and "Suttons & Robertsons". We also provide Internet-based consumer lending products in the United Kingdom under the name "Payday Express" and merchant cash advances which are repaid by future credit card receipts under the name "Business Cash Advance".

United States Retail

We believe that we operate one of the largest U.S. check cashing store networks. Depending on location, our financial services store locations offer a range of financial products and services, including check cashing, short-term consumer loans, Western Union transfers and money orders, prepaid debit cards, gold buying and other ancillary services. As of June 30, 2010, we operated a total of 325 financial services stores in the United States in 15 states, including 104 stores in Florida, 99 stores in California, 19 stores in Arizona, 18 stores in Louisiana and 85 stores in 11 other states. We operate our stores in the United States primarily under the names "Money Mart" and "The Check Cashing Store."

DFS and the MILES Program

In addition to our network of storefront retail financial services stores in the United States, we also offer our branded Military Installment Loan and Education Services, or MILES program through our Dealers' Financial Services, LLC subsidiary (DFS). DFS provides fee-based services to junior enlisted military personnel seeking to purchase new and used vehicles, including access to loans through an exclusive agreement with a major third-party national bank and other ancillary products and services including service contracts and guaranteed asset protection (GAP) insurance. DFS operates through an established network with approximately 600 franchised and independent new and used car dealerships, in 23 states, that are in close proximity to significant military installations in the United States. Notwithstanding this extensive presence, we believe that there are opportunities to expand the MILES program geographically, to increase its penetration in certain markets, to expand its product offerings and to increase its penetration with more tenured enlisted military personnel with higher pay grade levels. We operate DFS as a stand-alone business within our corporate structure that is separate from our United States retail store operations, and we report its results of operations as a separate operating segment.

Poland

Through our 76% controlling interest in Optima, S.A. (Optima), an established installment consumer lending business, we offer relatively longer-term consumer installment loans with terms of approximately 40-50 weeks in duration with an average loan amount of $250 to $500. These loans include an in-home servicing feature. Customer sales and service activities are managed through an extensive network of local commission based representatives across seven provinces in Poland. Poland has a population of nearly 40 million people, with a significant percentage of the population currently underserved by the traditional banking industry. Our investment in Optima represents a planned first step into mainland Europe which we believe will also provide a platform for further expansion throughout Poland and other Eastern European countries. The demographics of neighboring Eastern European countries are similar to that of Poland, with the entire population of Eastern Europe approaching 200 million people across several countries, with a significant percentage of the population residing in urban-industrial areas.

Our Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading position in each of the markets in which we operate, to enter new markets and to strengthen our overall business. Key elements of our strategy include:

Growth through Disciplined Expansion and Acquisition Since 1990, we have completed nearly 100 acquisitions worldwide that have added over 790 company-owned financial services stores to our network, as well as new products, lending and other services platforms and expansion into additional countries, in each case with a continuing focus on serving the service sector workforce, small businesses and under-banked consumers generally. We intend to continue to grow our network through the addition of new stores and acquisitions and expansion of our financial services platforms, including fee based processing and origination services, while adhering to a disciplined selection process. We seek to carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability and growth potential. With respect to our core financial services businesses in Canada and the United Kingdom in particular, we intend and continue to add storefront locations that offer consumer lending, check cashing, debit cards, foreign currency, secured pawn lending, gold buying and other services, or a combination of any of these products and services.

In addition to expanding our existing networks of financial services stores in Canada and the United Kingdom, we also intend to continue our efforts both to expand our business geographically as well as to diversify into new business lines and financial platform delivery methods that complement our existing businesses, or that otherwise present an opportunity to leverage our knowledge of our core customer segments. For example, in fiscal 2009, we entered the growing Eastern European market with our acquisition of Poland-based Optima, which specializes in consumer installment loans. With our fiscal

2009 acquisition of a U.K.-based online consumer lending platform, we leveraged our credit analytics knowledge and increased our expertise within the Internet lending arena, which expertise we believe can be leveraged and exported to other European countries as well as to Canada.

With our acquisition of DFS and its MILES program in December 2009, we have diversified into a business that operates in an entirely different market than our core retail financial services stores, yet adheres to our core focus of serving credit challenged individuals. DFS' revenue comes both from fees which are paid by a major third-party national bank and fees from auto dealers as well as from fees generated by the sale of ancillary products such as warranty service contracts and GAP insurance coverage. At present, DFS' business is solely focused on providing services to U.S. enlisted military personnel applying for auto loans to purchase new and late model, low mileage used vehicles. Through DFS, we currently provide services to approximately 110 U.S. military communities covering the majority of all U.S. military bases. We operate DFS as a standalone business unit in order to foster DFS' focus on leveraging its existing dealership network and lending platform to other related customer segments through a number of planned proprietary strategic growth initiatives.

We continue to actively seek to acquire targeted competitor operations in selected expansion markets in Canada, the United Kingdom and Europe as well as attractive fee-based financial services businesses like DFS.

Introduction of Related Products and Services We offer a wide range of consumer financial products and services to meet the demands of our customers in each of the areas in which we do business, including short-term consumer loans, check cashing, money orders and money transfer services, and secured pawn lending. To supplement these core products, we seek to provide high-value ancillary products and services, including electronic tax filing, bill payment, foreign currency exchange, reloadable VISA and MasterCard brand debit cards, gold buying, and prepaid local and long-distance phone services. These products and services enable our customers to manage their personal finances more effectively, and we continue to expand our service offerings to our customers. For example, during fiscal 2009, we began providing gold buying services in the United Kingdom and expand these services to Canada and the United States in fiscal 2010. Our broad product and geographic mix provides a diverse stream of revenue growth opportunities that we believe distinguishes us from others in our industry.

Capitalizing on our Enhanced Network and System Capabilities With our networks of stores across Canada, the United Kingdom and the United States, we believe that we are well positioned to capitalize on economies of scale. Our centralized core support functions, including credit analytics, collections, call centers, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and leveraging purchasing power with our vendors. We use our proprietary systems to support our customer relations, consumer lending and loan servicing activities, as well as to provide an efficient means to manage our internal reporting requirements and regulatory compliance activities. We plan to continue to take advantage of these efficiencies to further enhance our network and store-level profitability.

Maintaining our Customer-Driven Retail Philosophy We strive to maintain our customer-service-oriented approach and to meet the basic and diversified financial service needs of our customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain locations, we operate stores that are open 24 hours a day. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our stores to measure customer service performance. We intend to continue to develop ways to improve our performance, including incentive programs that reward employees for exceptional customer service.

Community Involvement, Ethics and Customer Education We believe that we strengthen our relationships with our business partners through ethical behavior and with our customers through community involvement. We encourage the management of each of our stores to involve themselves with their respective local communities. During fiscal 2010 our global business units contributed approximately $1.0 million in charitable contributions, including over $0.3 million to the Haiti earthquake relief effort and over $0.5 million to various children's health and welfare organizations.

We believe that it is our responsibility, and in the best interests of us and our customers, to provide our customers guidance on financial matters and education about our products and services. As a part of our commitment to the long-term financial health of our customers, in the majority of our markets we encourage our customers to contact our consumer education department for guidance or to report any concerns related to our company loan and other products. We have undertaken consumer education initiatives to advance and support financial education and literacy programs in the communities that we serve, as well as to promote responsible use of our products. Core components of the program include consumer brochures, social media posts, non-profit and charitable grant offerings to support financial education programs, free on-line financial literacy training, and the creation of a consumer education section on our websites.

Our Products and Services

Short-Term Consumer Lending

We offer a variety of short-term loan products and credit services in Canada, the United Kingdom, the United States and Poland to customers who typically cannot access other traditional sources of credit such as from banks and family members. Many customers find our short loan products to be a more attractive alternative than borrowing from friends or family or incurring insufficient fund fees, overdraft protection fees, utility reconnect fees and other charges imposed when they have insufficient cash. By utilizing our loan products, our customers can exercise greater control of their personal finances without damaging the relationship they have with their merchants, service providers and family members.

We originate unsecured, single-payment short-term consumer loans at most of our retail financial service locations in Canada, the United Kingdom and the United States. We bear the entire risk of loss related to these loans. We originated approximately $1.7 billion of single-payment, short-term consumer loans during fiscal 2009 and approximately $1.8 billion during fiscal 2010.

Our single-payment short-term consumer loan products provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by the customer's personal check or an authorization to debit the customer's account via an Automated Clearing House (ACH) transaction for the amount due. The customer may repay the loan in cash or by allowing the check to be presented for collection by manual deposit or an electronic debit ACH for the amount due. In Canada, single-payment short-term consumer loans are issued to qualified borrowers based on a percentage of the borrowers' income in amounts up to CAD 1,500, with typical repayment terms of 1 to 35 days. We issue single payment short-term consumer loans in the United Kingdom for up to GBP 750, with a maximum term of 30 days. In the United States, these loans are made for amounts up to $1,000, with terms of 7 to 45 days.

We also offer single payment short-term consumer loans via the Internet in the United Kingdom and in the provinces of Ontario and Alberta, Canada. We intend to increase our presence in the Internet-based short-term consumer lending space in Canada and the United Kingdom, as well as throughout Europe, through both strategic acquisitions as well as by leveraging our experience in credit analytics and the online lending marketplace.

In addition to our lending activities in Canada, the United Kingdom and the United States, we offer unsecured loans in Poland of generally 40 to 50 week durations with average loan amounts of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well established and accepted within Poland and Eastern Europe, and was initially established in Britain nearly a century ago. Customer sales and service activities are managed through an extensive network of local commission based representatives and market managers across seven provinces in northwestern Poland.

Because our revenue from our consumer lending activities is generated through a high volume of small-dollar financial transactions, our exposure to loss from a single customer transaction is minimal. Collection activities are, however, an important aspect of our operations, particularly with respect to our consumer loan products due to the relatively high incidence of unpaid balances beyond stated terms. We have instituted control mechanisms and a credit analytics function that have been very effective in managing risk in our consumer lending activities. We operate centralized collection centers to coordinate a consistent approach to customer service and collections in each of our markets. Our risk control mechanisms include, among others, the daily monitoring of initial return rates with respect to payments made on our consumer loan portfolio. We have also implemented proprietary predictive scoring models that are designed to limit the amount of loans we offer to customers who statistically would likely be unable to repay their loan. As a result, we believe that we are less likely to sustain a significant credit loss from a series of transactions or launch of a new product.

We had approximately $114.7 million and $138.3 million of net consumer loans outstanding as of June 30, 2009 and 2010, respectively. These amounts are reflected on our audited balance sheets included elsewhere in this Annual Report on Form 10-K as loans receivable, net. Loans receivable, net at June 30, 2009 and 2010 are reported net of a reserve of $12.1 million and $16.8 million, respectively, related to consumer lending. Loans in default as of June 30, 2009 was $6.4 million, net of a $17.0 million allowance, and was $7.3 million, net of a $14.4 million allowance at June 30, 2010. See *"Item 8. Financial Statements — Note 2"* in this Annual Report on Form 10-K for more information regarding our company-funded loan loss reserve policy.

The following table presents a summary of our consumer lending originations, including loan extensions and revenues, for the following periods:

	Year Ended June 30,		
	2008	2009	2010
		(In thousands)	
U.S. Retail company-funded consumer loan originations	$ 535,542	$ 582,074	$ 500,329
Canadian company-funded consumer loan originations	953,157	776,345	792,331
U.K. company-funded consumer loan originations	330,331	358,728	500,363
Poland company-funded consumer loan originations	—	—	11,686
Total company-funded consumer loan originations	$1,819,030	$1,717,147(1)	$1,804,709(2)
U.S. Retail servicing revenues, gross	$ 2,556	$ 1,987	$ —
U.S. Retail company-funded consumer loan revenues	77,282	77,625	65,675
Canadian company-funded consumer loan revenues	147,313	121,518	147,851
U.K. company-funded consumer loan revenues	55,329	65,376	98,889
Poland company-funded consumer loan revenues	—	—	7,050
Total consumer lending revenues	$ 282,480	$ 266,506	$ 319,465
Gross charge-offs of company-funded consumer loans	$ 217,476	$ 185,563	$ 164,019
Recoveries of company-funded consumer loans	(163,719)	(130,912)	(122,477)
Net charge-offs on company-funded consumer loans	$ 53,757	$ 54,651	$ 41,542
Gross charge-offs of company-funded consumer loans as a percentage of total company-funded consumer loan originations	12.0%	10.8%	9.1%
Recoveries of company-funded consumer loans as a percentage of total company-funded consumer loan originations	9.0%	7.6%	6.8%
Net charge-offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations	3.0%	3.2%	2.3%

(1) In the United States Retail, the increase for the fiscal year ended June 30, 2009 is primarily related to our acquisitions of The Check Cashing Store and American Payday Loans in fiscal 2008, partially offset by a reduction in the number of our U.S. stores. In Canada and the United Kingdom, fiscal 2009 includes a net decline of $112.1 million and $94.6 million, respectively, over fiscal 2008 as a result of the translational impact of exchange rates for the fiscal year ended June 30, 2009. The effects of the global economic recession also resulted in diminished loan originations for the 2009 and 2010 fiscal years.

(2) The increase for the fiscal year ended June 30, 2010 is primarily due to the acquisitions of Express Finance Limited in the United Kingdom and Optima, S.A. in Poland, partially offset by a decrease in the United States related to a reduction in the number our of U.S. stores. Additionally, in fiscal 2010, there was a $69.8 million increase in Canada and an $8.7 million decrease in the United Kingdom compared to fiscal 2009 as a result of the impact of exchange rates for the fiscal year ended June 30, 2010. The effects of the global economic recession also resulted in diminished loan originations for the 2009 and 2010 fiscal years.

Check Cashing

Customers may cash all types of checks at our check cashing locations, including payroll checks, insurance proceeds checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear. Before we distribute cash, we verify both the customer's identification and the validity of the check, occasionally using multiple sources, as required by our standard verification procedures. Customers are charged a fee for this service, which is typically calculated as a percentage of the face value of the check. The fee varies depending on the size and type of check cashed as well as the customer's check cashing history at our stores.

Since the beginning of fiscal 2009, the number and aggregate face value of checks that we have cashed at our stores has declined in all of our geographical core markets. Studies by the Federal Reserve Board and others suggest that payments made by electronic means may be displacing a portion of the paper checks traditionally cashed by our customers. Moreover, we believe that the recent significant global downturn, which has affected all of the countries in which we operate, and the continuing high unemployment rates, have significantly contributed to the decline in our check cashing business. In response to these developments, we have increased our focus on cashing payroll and commercial checks, which tend to have higher face values and therefore result in higher check cashing fees than government checks.

Other Retail Services and Products

In addition to short-term consumer loans and check cashing services, we offer our customers a variety of financial and other products and services at our retail locations. These services, which vary from store to store, include Western Union money order and money transfer products, secured pawn lending, gold buying, electronic tax filing, bill payment, foreign currency exchange, VISA and MasterCard branded reloadable debit cards, and prepaid local and long-distance phone services. Among our most significant other financial services products and services are:

Money Transfers. Through a strategic alliance with Western Union in Canada, the United Kingdom and the United States, our customers can transfer funds to any location in the world providing Western Union money transfer services. Western Union currently has approximately 430,000 agents in more than 200 countries throughout the world. We receive a percentage of the commission charged by Western Union for each money transfer transaction. For fiscal 2009 and fiscal 2010, we generated total revenues from money transfers of $26.8 million and $27.5 million, respectively, primarily at our financial services stores in Canada, the United Kingdom and the United States.

Secured Pawn Lending. We offer secured pawn loans at most of our retail financial services locations in the United Kingdom and at two locations in Toronto, Canada. We also operate two traditional pawn shops in Edinburgh and Glasgow, Scotland, and three pawn shops in London, England specializing in high value gold jewelry, watches and diamonds. For fiscal 2009 and fiscal 2010, we generated total revenues from secured pawn lending of $13.8 million and $19.9 million, respectively.

When receiving a pawn loan from us, a customer pledges personal property to us as security for the loan. We deliver a pawn transaction agreement to the customer, along with the proceeds of the loan. If the customer does not repay the loan and redeem the property, the customer forfeits the property to us, and we dispose of the property. We do not have recourse against the customer for the pawn loan. We rely on the disposition of pawned property to recover the principal amount of an unpaid pawn loan, plus a yield on the investment. As a result, the customer's creditworthiness is not a significant factor in the loan decision, and a decision not to redeem pawned property does not affect the customer's personal credit status. Goods pledged to secure pawn loans are principally jewelry items, but in a few of our stores includes tangible personal property items such as tools, televisions and other electronics, musical instruments, and other miscellaneous items.

We contract for a finance and service charge to compensate us for the use of the funds loaned and to cover direct operating expenses related to the pawn transaction. The finance and service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction and generally ranges from 12% to 300% on an annualized basis, as permitted by applicable laws.

We sell the merchandise that pawn customers forfeit when they do not repay or renew their pawn loans. We sell most of this merchandise at our stores offering pawn loans, but we also dispose of some items through wholesale sources, or, in the case of some gold jewelry, through sale to a smelter.

We also sell previously-owned merchandise primarily acquired from customers who do not redeem their pawned goods. Our pawn lending locations may also sell items purchased from third-parties or directly from customers.

Money Orders. Most of our stores offer money orders for a minimal fee. Customers who do not have checking accounts typically use money orders to pay rent and utility bills. During fiscal 2010, money order transactions had an average face amount of $376.40 and an average fee of $5.35. Our customers purchased 5.1 million money orders in fiscal 2010.

DFS and the MILES Program

Through our MILES program, which is offered through our DFS subsidiary acquired in December 2009, we provide fee based services to enlisted U.S. military personnel applying for auto loans to purchase new and late-model, low-mileage used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank. Our partner third-party national bank approves the loans, funds and maintains the loan portfolio on its balance sheet, and bears any risk of repayment default. We derive revenue from the fees related to the loan application, an interest rate spread between the rate that the third-party lender receives and the rate that the borrower pays and fees from the auto dealers, as well as commission fees from the sale of warranty service contracts and GAP insurance coverage.

DFS, which is headquartered in Lexington, Kentucky, and which has been in operation since 1996, operates through an established network of approximately 600 franchised and independent new and used car dealerships according to underwriting protocols specified by the major third-party bank lender and servicer. DFS maintains relationships with this network of car dealerships through an experienced group of local DFS sales representatives. To be part of the DFS network, dealerships must first be certified by DFS and agree to comply with a number of vehicle quality and sale stipulations. In particular, the vehicle being financed by the bank lender through the MILES program must be less than five years old, have fewer than 65,000 miles on the odometer and pass a comprehensive quality inspection.

The bank lender's unique underwriting standards and the ability to purchase service contracts and GAP insurance policies at a discount are designed to help insulate the borrower from events that typically lead to a loan default. GAP insurance covers the difference between the outstanding loan amount and the retail value of the automobile, in the event the vehicle is classified as a "total loss" due to unforeseen events such as a collision, mechanical failure or theft. As part of the MILES program, the borrower is also required to complete, at no charge, an educational course administered by DFS covering such topics as credit counseling, personal budgeting, and vehicle purchase and maintenance training.

Operations

Facilities and Hours of Operation

As part of our retail and customer-driven strategy, we seek to present a clean, attractive and secure environment, and an appealing format for our retail financial services stores. We follow a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our core customers. Size varies by location, but our stores are generally 1,000 to 1,400 square feet, with approximately half of that space allocated to the customer service representative and back office areas. Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of "normal" banking hours. In certain locations, we operate stores, seven days per week and twenty-four hours a day.

Structure

Our senior management resides at our corporate headquarters in Berwyn, Pennsylvania, and is responsible for our overall strategic direction. This corporate staff includes our global executive management, global strategy, business development and acquisitions, corporate finance, investor relations, global compensation and benefits, global credit and legal functions, as well as compliance functions, including internal audit, risk management, and privacy. We also maintain administrative offices in Victoria, British Columbia, Toronto, Ontario, Nottingham, England and Gdansk, Poland. We maintain separate management and store support operations and other centralized functions such as information systems, treasury, accounting, human resources, loss prevention and marketing for each of the countries in which we operate.

We maintain in each country in which we operate a network of stores, a store-management organization that is responsible for the day-to-day operations of the stores in that country. District managers are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a market manager who typically supervises approximately five district managers. The market managers report to the head of operations in each of our divisional corporate offices.

We have centralized facilities in Canada, the United Kingdom, Poland and the United States to support our consumer lending activities in each of those countries. Our staff at each of these locations performs inbound and outbound customer service for current and prospective consumer loan customers, including collections for past-due consumer loans. Our management at these facilities includes experienced call-center operations, customer service, information technology and collections personnel. We believe that these centralized facilities have helped us both to improve our loan servicing significantly and to reduce credit losses on loans originated by us, and significantly enhances our ability to manage the compliance responsibilities related to our consumer lending operations in the markets in which we operate. We believe that our ongoing investment in, and organization-wide focus on, our compliance practices provides us with a competitive advantage relative to many other companies in our industry.

Technology

We maintain an enterprise-wide transaction processing computer network. We believe that this system improves our customer service by reducing transaction time and allows us both to manage our loan-collection efforts and returned-check losses better and to comply with regulatory recordkeeping and reporting requirements.

We continue to enhance our point-of-sale transaction processing systems, which are composed of a networked hardware and software package with integrated database and reporting capabilities. Our point-of-sale systems provide our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our credit-verification and check cashing processes. We also utilize an enhanced centralized loan-management and collection system that provides improved customer service processing and management of loan transactions. The loan-management system and collection system uses integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing fax server document-processing technology to reduce both processing and loan-closing times. Our point-of-sale systems, together with the loan-management and collection systems, have enhanced our ability to offer new products and services and overall customer service.

Security

Robbery and employee theft are significant operational risks that we face. We have sought to deploy extensive security and surveillance systems, dedicated loss prevention and security personnel and management information systems throughout our operations to address areas of potential risk. We believe that our systems are among the most effective in our industry. Accordingly, net security losses represented 0.5% and 0.3% of total revenues for fiscal 2009 and fiscal 2010, respectively.

To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, with back office, safe and computer areas locked and closed to customers. Security measures in each of our stores include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls, and ceilings and tracking of all employee movement in and out of secured areas. Employees use devices to ensure safety and security whenever they are outside the secure teller area. Additional security measures include sophisticated alarm systems, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes. Because we handle high volumes of cash and negotiable instruments at our locations, daily monitoring, an internal auditing program including periodic unannounced store audits and cash counts at randomly selected locations, and immediate responses to irregularities are critical in combating defalcations.

Advertising and Marketing

We employ a variety of media to advertise the products and services that we offer in our financial services stores, including point of purchase and in-store promotions, mass media including television and radio advertisements, electronic media including text messaging, e-mail campaigns, search engine marketing and web site marketing, and community activities, which we believe allows us to become a trusted part of the community with locally designed and executed programs like charity fundraisers and sponsorship of community events. The nature and type of advertising employed differs by geographical market and the products we are seeking to emphasize. Our in-store transaction database allows us to develop direct marketing strategies to communicate to existing customers and prospective customers who have similar demographic characteristics. We actively measure and conduct testing of our advertising programs to ensure we achieve a positive return on investment.

Proprietary Rights

We hold the rights to a variety of service marks relating to the financial services that we provide in our financial services stores and in our other businesses. In addition, we maintain service marks relating to the various names under which our stores operate. Our registered trademarks include Money Mart®, Money Shop®, Loan Mart®, Money Corner®, Money MartExpress®, Insta-Cheques®, Check Mart®, The Check Cashing Store®, Cash 'Til Payday®, CustomCash®, Momentum®, Qwicash®, Payday Express®, Cheque In Cash Out®, Real People. Fast Cash®, EasyTax®, Zap-It®, Fast Cash Advance®, Advance Canada®, CC®, iii optima®, mce®, and MILES®.

Insurance Coverage

We maintain insurance coverage against losses, including theft, to protect our assets and properties. We also maintain insurance coverage against criminal acts with a deductible of $50,000 per occurrence in the United States and the United Kingdom and CAD 25,000 per occurrence in Canada.

Franchises

As of June 30, 2010, we had 62 franchise locations in Canada and 53 in the United Kingdom. These franchised locations are subject to franchise agreements with us that have varying durations and have been negotiated individually with each franchisee. We are not, however, actively marketing franchises in any of our markets.

Employees

As of June 30, 2010, we employed approximately 4,966 persons worldwide, consisting of 593 persons in our accounting, management information systems, legal, human resources, treasury, finance and administrative departments, and 4,373 persons in our stores and other operational functions, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel. None of our employees are represented by a labor union, and we believe that our relations with our employees are good.

Seasonality

Our business is seasonal primarily due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Competition

We face significant competition in each of the countries in which we operate, and for each of the services and products that we offer in those countries. Our industry includes companies that offer automated check cashing machines and franchised kiosk units that provide check cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls. We believe that, ultimately, convenience, hours of operations, accessibility and other aspects of customer service are the principal factors influencing customers' selection of a financial services company in our industry, and that the pricing of products and services is a secondary consideration.

Because we operate primarily in three countries, Canada, the United Kingdom and the United States, and intend to enter into additional markets, we face different competitive conditions across our operations. Competition is driven in part by the demographics of the potential customer base in each market, laws and regulations affecting the products and services we offer in a particular country or regional jurisdiction, platforms from which services are provided, and socio-economic factors present in each market.

The finalization of new provincial regulations in Canada for single-payment short-term consumer loans has caused certain existing competitors to expand their operations, in particular encouraging some U.S.-based competitors to begin to enter the Canadian market. Notwithstanding this increased competition, we believe that the new regulations adopted by a majority of the Canadian provinces in which we do business, including Ontario, British Columbia and Alberta, present an opportunity to leverage our multi-product platform and to improve our share of the Canadian market by continuing to offer the lowest product pricing as compared to our competitors. Furthermore, we believe that many of the less efficient mono-line operators in Canada will likely struggle under the new more restrictive provincial regulations, presenting a potential opportunity for us to purchase their stores or customer accounts at attractive prices.

Recent research indicates that the U.K. market for small, short-term single-payment loans is served by approximately 1,200 store locations, which include check cashers, pawn brokers and home-collected credit companies, in addition to approximately 20 on-line lenders.

In the United States, our industry is highly fragmented. According to Financial Service Centers of America, Inc., there are approximately 7,000 neighborhood check cashing stores and, according to published equity research estimates by Stephens Inc., there are approximately 22,000 short-term lending stores. There are several public companies in the United States with large networks of stores offering single-payment consumer loans, as well as several large pawn shop chains offering such loans in their store networks in the United States. Like check cashing, there are also many local chains and single-unit operators offering single-payment consumer loans as their principal business product.

In addition to other check cashing stores and consumer lending stores and financial services platforms in each of the countries in which we operate, our competitors include banks and other financial services entities, as well as retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants generally provide this service to certain customers with solid credit ratings or for checks issued by highly recognized companies, or those written on the customer's account and made payable to the store.

Regulation

We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock. In particular, we are subject to the regulations described below as well as regulations governing currency reporting, privacy and other matters described elsewhere in this Annual Report on Form 10-K, including under "Item 1A — Risk Factors".

Consumer Lending

Prior to 2007, our consumer lending activities in Canada were subject to a federal usury ceiling and provincial licensing in Saskatchewan, Nova Scotia, New Brunswick and Newfoundland. Effective May 3, 2007, the Canadian Parliament amended the federal usury law to permit each province to assume jurisdiction over, and the development of, laws and regulations of short-term consumer loan products such as ours. To date, the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia have passed legislation regulating short-term consumer lenders and each has, or is in the process of adopting, regulations and rates consistent with those laws. In general, the regulations proposed and implemented to date are similar to those in effect in the United States which require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices. We believe that the short-term consumer loan products that we currently offer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia conform with the applicable regulations of such provinces. We do not offer short-term consumer loans in Quebec.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974, and related rules and regulations. As required by the Consumer Credit Act of 1974, we have obtained licenses from the Office of Fair Trading, which is responsible for regulating competition, policy, and for consumer protection. The Consumer Credit Act of 1974 also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning July 31, 2009, The Money Laundering Regulations 2007 were enhanced to include consumer credit lenders, and all consumer credit lenders not authorized by the Financial Services Authority or HM Revenue and Customs as a Money Service Business are now required to register with the Office of Fair Trading. We believe we have complied with these regulations where we were not already registered by HM Revenue and Customs.

Short-term consumer loan products are subject to a variety of regulations at the federal, state and local levels in the United States. Currently, short-term consumer loan products are primarily regulated at the state level. Several states prohibit certain short-term consumer loan products and, as a result, we only offer check cashing and other non-loan products in those states. In other states in which operate, applicable laws and regulations typically limit the principal amount that we may offer and the maximum fees that we may charge on our short-term consumer loans. Some states also limit a customer's ability to renew an advance and otherwise require certain consumer disclosures. These regulations in many cases also specify minimum and maximum maturity dates and, in some case, impose mandatory "cooling off" periods between transactions. We believe that our short-term consumer loan products are in compliance with the applicable laws and regulations of the states in which we offer such products.

At the federal level, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the Gramm-Leach-Bliley Act, and the regulations promulgated pursuant to each, impact our short-term loan products. Among other things, these laws and regulations require disclosure of the principal terms of each transaction to every customer, including the dollar amount of finance charges and the applicable imputed annual percentage rate, prohibit false or misleading advertising, prohibit discriminatory lending practices and prohibit unfair credit practices.

On July 21, 2010, President Obama in the United States signed into law the Consumer Financial Protection Act of 2010 which, among other things, creates a federal Bureau of Consumer Protection which will have regulatory jurisdiction over large non-depository financial companies, including us. Under this law, the Bureau of Consumer Protection has broad authority to prescribe regulations over what it determines to be unfair, deceptive or abusive practices, including the ability to curtail or make unlawful any products falling within its regulatory authority. We cannot predict what, if any, action the Bureau of Consumer Protection might take with respect to short-term consumer loans.

Short-term consumer loans have also been the subject of several other proposed bills in the U.S. House and Senate that would impose limits on the interest and fees on such products. To date, none of these bills have moved past committee review.

In addition to state and federal laws and regulations, we are also subject to various local rules and regulations such as local zoning regulations and licensing requirements. These local rules and regulations are subject to change and vary by location.

Check Cashing

In Canada, the federal government generally does not regulate check cashing activities, nor do the provincial governments generally impose any regulations specific to the check cashing industry. The exceptions are the provinces of Québec and Saskatchewan, where check cashing stores are not permitted to charge a fee to cash government checks, and Manitoba, where the province imposes a maximum fee to cash government checks.

In the United Kingdom, as a result of the Cheques Act of 1992, banks must refund the fraudulent or dishonest checks that they clear to the maker. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours. Additionally, in 2003, the Money Laundering Regulations of 1993 were enhanced, requiring check cashing, money transfer and foreign currency exchange providers to be licensed, and in 2007, they were further enhanced to require background checks of persons running such businesses as a requirement of granting a license. We believe that we currently comply with these rules and regulations.

To date, regulation of check cashing fees in the United States has occurred on the state level. We are currently subject to fee regulation in seven states in which we operate: Arizona, California, Hawaii, Louisiana, Ohio, Pennsylvania and Florida, where regulations set maximum fees for cashing various types of checks. Our check cashing fees comply with applicable state regulations. Some states, including California, Ohio, Pennsylvania and Washington, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states, including Ohio, have also imposed recordkeeping requirements, while other states require check cashing stores to file fee schedules with state regulators.

Currency Reporting

The Financial Transactions and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires the reporting of large cash transactions involving amounts of $10,000 or more received in cash and international electronic funds transfer requests of $10,000 or more. This act also requires submitting suspicious transactions reports where there are reasonable grounds to suspect that a transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity. We believe that we are in compliance with the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

The Terrorism Act of 2000 and the Proceeds of Crime Act 2002 expanded, reformed and consolidated the United Kingdom's criminal money laundering offenses. The Money Laundering Regulations of 2003 impose certain reporting and record keeping requirements on persons and businesses in the regulated sector. Her Majesty's Revenue and Customs has the responsibility for enforcing the regulations. The regulations require that identity is taken for any person carrying out single or multiple foreign exchange transactions exceeding the GBP equivalent of EUR 15,000 and for the cashing of any third-party check, in any amount. Additionally, regulations require the submission of suspicious transaction reports to the Serious Organized Crime Agency whenever there is a transaction which is inconsistent with a customer's known legitimate business activities or with normal business for that type of account. We have existing procedures to remain in compliance with these requirements and believe that we are in compliance with these regulatory requirements.

Regulations promulgated by the U.S. Treasury Department under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, and maintenance of records regarding the purchase of money orders and wire transfers for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

Also, money services businesses are required by the Money Laundering Suppression Act of 1994 to register with the U.S. Treasury Department. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the PATRIOT Act. The U.S. Treasury Department's Office of Foreign Assets Control administers economic sanctions and embargo programs that require assets and transactions involving target countries and their nationals (referred to as "specially designated nationals and blocked persons") be frozen. We maintain procedures to assure compliance with these requirements.

Privacy of Personal Information

We are subject to a variety of state, federal and foreign laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We believe that the procedures and systems that we maintain safeguard such information as required.

Corporate Information

Dollar Financial Corp. is a Delaware corporation formed in 1990. We operate our store networks through our direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. Members of the public may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Members of the public may also obtain information on the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, www.dfg.com as soon as reasonably practicable after they are filed electronically with the SEC.

Item 1A. *RISK FACTORS.*

Our current business and future results may be affected by a number of risks and uncertainties, including those described below. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business and Industry

If we do not generate a sufficient amount of cash from operations, which depends on many factors beyond our control, we may not be able to satisfy our debt service or other liquidity requirements.

As of June 30, 2010, we had an aggregate of $728.6 million in outstanding indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations and to satisfy our working capital and other liquidity needs, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. If we are unable to make the required payments on our debt obligations, we would be in default under the terms of our indebtedness which could result in an acceleration of our repayment obligations. Any such default, or any attempt to alter our business plans and operations to satisfy our obligations under our indebtedness, could materially adversely affect our business, prospects, results of operations and financial condition.

Changes in applicable laws and regulations governing our business may have a significant negative impact on our results of operations and financial condition.

Our business is subject to numerous federal, state, local and foreign laws, ordinances and regulations in each of the countries in which we operate which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect, among other things:

- lending practices, such as truth in lending and installment and single-payment lending;
- interest rates and usury;

- loan amount and fee limitations;
- check cashing fees;
- licensing and posting of fees;
- currency reporting;
- privacy of personal consumer information;
- prompt remittance of proceeds for the sale of money orders; and
- the location of our stores through various rules and regulations such as local zoning regulations and requirements for special use permits.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. We and other participants in our industry are currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business. Changes in laws or regulations, or our failure to comply with applicable laws and regulations, may have a material adverse effect on our business, prospects, results of operations, and financial condition.

Our consumer lending products in particular are subject to regulations in each of the markets in which we operate that significantly impact the manner in which we conduct our business. In Canada, the Canadian Parliament amended the federal usury law in 2007 to permit each province to assume jurisdiction over and the development of laws and regulations regarding our industry. To date, Ontario, British Columbia, Alberta, Manitoba, Saskatchewan and Nova Scotia have passed legislation regulating short-term consumer lenders and each has, or is in the process of adopting, regulations and rates consistent with those laws. In general, these regulations require lenders to be licensed, set maximum fees and regulate collection practices. There can be no assurance that these regulations will not have a detrimental effect on our consumer lending business in Canada in the future.

In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Our non-compliance with these rules could render a loan agreement unenforceable.

Short-term consumer loans have come under heightened regulatory scrutiny in the United States in recent years resulting in increasingly restrictive regulations and legislation at the state and federal levels that makes offering such loans less profitable or attractive to us. Regulations adopted by some states require that all borrowers of certain short-term loan products be listed on a database and limit the number of such loans that a borrower may have outstanding. Legislative or regulatory activities may also limit the amount of interest and fees to levels that do not permit the offering of cash advance loans to be feasible, may limit the number of short-term loans that customers may receive or have outstanding, or may prohibit entirely short-term loan products. Additionally, the U.S. Congress continues to receive significant pressure from consumer advocates and other industry opposition groups to adopt such legislation at the federal level. In July 2010, President Obama in the United States signed into law the Consumer Financial Protection Act of 2010 which, among other things, creates a federal Bureau of Consumer Protection which will have regulatory jurisdiction over large non-depository financial companies, including us. Under this law, the Bureau of Consumer Protection has broad authority to prescribe regulations over what it determines to be unfair, deceptive or abusive practices, including the ability to curtail or make unlawful any products falling within its regulatory authority. We cannot predict what, if any, action the Bureau of Consumer Protection may take with respect to short-term consumer loans, and any such actions could have an adverse impact on our business, prospects, results of operations and financial condition.

The modification of existing laws or regulations in any of the jurisdictions in which we operate or in which we contemplate new operations, or the adoption of new laws or regulations restricting or imposing more stringent requirements, on our consumer lending or check cashing activities in particular, could increase our operating expenses, significantly limit our business activities in the effected markets limit our expansion opportunities and/or could result in a material adverse effect on our business, results of operations, and financial condition.

We have engaged, and may engage in the future, in acquisitions or investments which present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We have historically grown our business through strategic acquisitions, and a key component of our growth strategy is to continue to pursue acquisition opportunities. We may not, however, be able to achieve the anticipated benefits from the acquisition or investment due to a number of factors. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance, particularly in the case of a larger acquisition or multiple acquisitions completed in a short period of time. The failure to successfully integrate acquired businesses into our organization could materially adversely affect our business, prospects, results of operations and financial condition. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in a significant diversion of our management's time, as well as out-of-pocket costs.

The consideration paid for an acquisition or investment may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or to obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. Acquisitions may require us to incur additional indebtedness to finance our working capital and may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Adverse economic conditions may significantly and adversely affect our business, prospects, results of operations, financial condition and access to liquidity.

The ongoing current global economic downturn may adversely affect our business in several ways. For example, continued high levels of unemployment in the markets in which we operate will likely reduce the number of customers who qualify for our products and services, which in turn may reduce our revenues. Similarly, reduced consumer confidence and spending may decrease the demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures, and general economic uncertainty may affect our loss experience.

If internal funds are not available from our operations and after utilizing our excess cash, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to draw on our revolving loans. Our access to funds under our credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our outstanding indebtedness on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our indebtedness could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.

Consumer advocacy groups, certain media reports, and a number of regulators and elected officials in the several jurisdictions in which we conduct business have from time to time advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise characterize our products and services as being predatory or abusive toward consumers. This difference in credit cost may become more pronounced if a consumer does not repay a loan promptly, instead electing to renew the loan for one or more additional short-term periods. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease. In addition, media coverage and public statements that assert some form of corporate wrongdoing can lower morale, make it more difficult for us to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could materially adversely affect our business, prospects, results of operations and financial condition.

If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We maintain an allowance for loan losses for anticipated losses on company-funded loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As of June 30, 2010, our allowance for loan losses on company-funded consumer loans that were not in default was $16.8 million and our allowance for losses on loans in default was $14.4 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.

We are currently subject to several legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Competition in the financial services industry could cause us to lose market share and revenues.

The industry in which we operate is highly fragmented and very competitive, and we believe that the market may become more competitive as the industry consolidates. In addition to other consumer lending and check cashing stores in the markets in which we operate, we compete with banks and other financial services entities and retail businesses that offer consumer loans, cash checks, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Foreign currency fluctuations and unexpected changes in foreign tax rates may adversely affect our reported results of operations.

We currently generate a majority of our revenue outside the United States. Our foreign subsidiaries accounted for 70.7% and 76.6% of our total revenues for the years ended June 30, 2009 and 2010, respectively. As a result, our reported results of operations are vulnerable to currency exchange rate fluctuations, principally in the Canadian dollar and the British pound against the United States dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive of losses on extinguishment of debt of $8.4 million, unrealized foreign exchange losses of $10.2 million, losses on derivatives not designated as hedges of $12.9 million, litigation expense of $22.6 million and losses on store closings of $0.9 million) by approximately $9.2 million for the twelve months ended June 30, 2010 and $9.7 million (exclusive of the unrealized foreign exchange gain of $5.5 million, litigation expense of $57.5 million and losses on store closings of $3.2 million) for the twelve months ended June 30, 2009. This impact represents 11.3% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2010 and 13.7% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2009.

The international scope of our operations may contribute to increased costs that could negatively impact our operations.

Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business than we would if we only conducted operations domestically. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations. Furthermore, our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.

A reduction in demand for our products and services, and failure by us to adapt to such potential reduction, could adversely affect our business and results of operations.

The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products, changes in customers' preferences or financial conditions. Furthermore, any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume or type of transactions that we process and have an adverse effect on our revenues and results of operations. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Each modification, new product or service, and alternative method of conducting business is subject to risk and uncertainty and requires significant investment in time and capital, including additional marketing expenses, legal costs, and other incremental start-up costs. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. The effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.

Our check cashing services may further diminish because of technological advances.

We derive a significant portion of our revenues from fees associated with cashing payroll, government and personal checks. In fiscal 2010, we generated approximately 24.5% of our total consolidated revenues from fees associated with check cashing. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Our expansion strategy, which in part contemplates the addition of new stores, the acquisition of competitor stores and acquiring or developing new distribution channels for our products in the United States, Canada, the United Kingdom, the Republic of Ireland, Poland and other international markets, is subject to significant risks. Our continued growth in this manner is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.

Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.

Our expansion strategy includes acquiring existing retail financial services stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores, the ability to obtain required permits and licenses and continuing favorable legal and regulatory conditions. We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store places demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations and our ability to service our indebtedness.

Our MILES program relies upon exclusive and non-exclusive contractual relationships with its service providers, the loss of any of which could adversely affect the performance of the MILES business and our results of operations generally.

Our MILES program, which is offered by our recently acquired DFS subsidiary, provides fee-based services to junior enlisted military personnel applying for automobile loans. The MILES program generates its operating revenue from fees paid by a major third-party national bank funding the loans, fees from auto dealers and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. We rely upon exclusive contractual relationships with the third-party national bank for the funding and servicing of auto loans made in connection with the MILES program, and non-exclusive arrangement with other providers for warranty service contracts and GAP insurance contracts. However, if any or all of these contractual relationships were terminated, or if events were to occur which resulted in a material reduction in the services provided, a material increase in the cost of the services provided or a material reduction in the fees earned by it for the services provided under these contractual relationships, we could be required to locate new or alternate service providers for our MILES program. In such event, and until we would be able to locate new or alternate service providers, our MILES program business could be significantly disrupted. In addition, such new or alternate service providers may offer services that are more costly to MILES' customers or that pay premiums or fees below the level that we currently receive. These changes could have a material adverse effect on our business and negatively affect our revenues and results of operations.

Unites States defense budget cuts that reduce enlistments or the number of active duty military personnel could harm our MILES program business.

The number of enlisted active duty military personnel and the number of recruits joining the military each year are subject to the U.S. defense budget. Cuts in the U.S. defense budget may result in reductions in recruitment targets, reductions in the number of active duty military personnel or both, any of which would reduce the overall number of potential MILES program customers or potentially reduce demand for the services offered by us through our MILES program which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks and making electronic tax filings. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31, when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results could be adversely impacted.

Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.

Since our business requires us to maintain a significant supply of cash in each of our retail financial services stores, we are subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree upon the members of our executive management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions, and providing expertise in managing our developing international operations. The loss of the services of one or more members of our executive management team could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.

A catastrophic event or security breach at our corporate or international headquarters or our centralized call-center facilities in Canada, the United Kingdom or the United States could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.

Our global business management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania, and our operations headquarters in Victoria, British Columbia, and Nottingham, England. We also maintain centralized call-center facilities in each of these locations as well as in Salt Lake City, Utah, that perform customer service, collection and loan-servicing functions for our consumer lending business. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, significant power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.

A security breach of our computer systems could also interrupt or damage our operations or harm our reputation, and could subject to us to significant liability if confidential customer information is misappropriated from our computer systems. Despite the implementation of significant security measures, these systems may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of security could deter people from entering into transactions that involve transmitting confidential information to our systems, which could have a material adverse effect on our business.

Any disruption in the availability of our information systems could adversely affect our business operations.

We rely upon our information systems to manage and operate our retail financial services stores and other businesses. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

We have a significant amount of goodwill which is subject to periodic review and testing for impairment.

As of June 30, 2010, we had goodwill of $609.0 million, representing a significant portion of the $1.2 billion in total assets reflected on our consolidated balance sheet as of such date. A substantial portion of our goodwill represents assets capitalized in connection with our historical acquisitions and business combinations. Accounting for intangible assets such as goodwill requires us to make significant estimates and judgments, and as a result we make not realize the value of such intangible assets. In accordance with generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. A variety of factors could cause the carrying value of an intangible asset to become impaired, including that our cash flow from operations is not sufficient to meet our future liquidity needs. Should such a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge, which could adversely affect our reported results of operations and could materially impact the reported balance of our total stockholders' equity.

The price of our common stock may be volatile.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended June 30, 2010, the market price of our common stock has been as high as $27.21, and as low as $12.88. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including global economic and market conditions, quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common stock, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common stock of many companies, including our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the growth and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

- a board of directors that is classified such that only one-third of directors are elected each year;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- limitations on the ability of stockholders to call special meetings of stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These and similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

All of our company-operated stores and our administrative offices are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. The leases for our company-operated stores may contain provisions for additional rental charges based on revenue and payment of real estate taxes and common area charges. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm and recovery systems, computers, time-delayed safes and other office equipment. With respect to leased locations open as of June 30, 2010, the following table shows the total number of leases expiring during the periods indicated, assuming the exercise of our renewal options:

Period Ending June 30,	Number of Leases Expiring
2011	238
2012 - 2014	512
2015 - 2019	298
2020 - 2024	65
Thereafter	5
	1,118

Store Operations

Locations

The following chart sets forth the number of company-operated and franchised stores in operation as of the specified dates:

Markets/Reporting Segments	June 30, 2008	2009	2010
UNITED STATES			
Company operated	467	358	325
	467	358	325
WE THE PEOPLE*			
Franchised locations	93	49	7
	93	49	7
CANADA			
Company operated	419	399	403
Franchised locations	61	62	62
	480	461	465
UNITED KINGDOM/EURO-ZONE			
Company operated	236	274	330
Franchised/agent locations	176	64	53
	412	338	383
Total Stores	1,452	1,206	1,180

*** Included in our Other reporting segment.**

We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm and security systems, computers, time-delayed safes and other office equipment. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desired locations near our customers.

The following table reflects the change in the number of stores during fiscal years 2008, 2009 and 2010:

	2008	2009	2010
Number of stores at beginning of period	1,280	1,452	1,206
New stores opened	63	28	56
Stores acquired	172	17	7
Stores closed	(15)	(136)	(36)
Net change in franchise/agent stores	(48)	(155)	(53)
Number of stores at end of period	1,452	1,206	1,180

Item 3. *LEGAL PROCEEDINGS*

The information required by this Item 3 is incorporated by reference herein to the section in Part II, Item 8 "Note 13. Contingent Liabilities" of this Annual Report on Form 10K.

Item 4. *REMOVED AND RESERVED*

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "DLLR." Below is a summary of the high and low prices of our common stock for each quarterly period during the two-year period ending June 30, 2010 as reported on the NASDAQ Global Select Market.

Period	High	Low
July 1, 2008 until September 30, 2008	$21.91	$14.92
October 1, 2008 until December 31, 2008	$16.28	$ 5.89
January 1, 2009 until March 31, 2009	$10.74	$ 4.83
April 1, 2009 until June 30, 2009	$14.59	$ 8.41
July 1, 2009 until September 30, 2009	$18.99	$12.88
October 1, 2009 until December 31, 2009	$25.50	$14.98
January 1, 2010 until March 31, 2010	$25.31	$20.30
April 1, 2010 until June 30, 2010	$27.21	$17.59

Holders

On July 31, 2010, there were approximately 109 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. Our credit agreement, as amended and restated as of December 23, 2009, contains restrictions on our declaration and payment of dividends. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements included elsewhere in this Annual Report as Form 10-K. For example, Dollar Financial Group, Inc.'s ability to pay dividends or to make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

Stock Performance Graph

The rules of the Securities Exchange Commission require us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity index and (ii) a published industry or peer group index. Set forth below is a graph and table indicating the value at the end of the specified time periods of a $100 investment made on June 30, 2005 in our common stock and similar investments made in the Nasdaq Composite Index and securities of companies in a peer group of financial services companies comprised of Advance America Cash Advance Centers, Inc., Cash America International, Inc., EZCorp Inc., First Cash Financial Services, Inc., and QC Holdings, Inc. The graph and table assume the reinvestment of any dividends received.


DOLLARS
300
250
200
150
100
50
0
6/05
12/05
6/06
12/06
6/07
12/07
6/08
12/08
6/09
12/09
6/10
Dollar Financial Corp.
NASDAQ Composite
Peer Group

	6/05	12/05	6/06	12/06	6/07	12/07	6/08	12/08	6/09	12/09	6/10
Dollar Financial Corp.	100.00	113.01	169.65	262.58	268.61	289.26	142.41	97.08	129.97	222.81	186.52
NASDAQ Composite	100.00	107.58	107.08	120.84	130.99	131.77	114.02	78.16	90.79	112.82	105.54
Peer Group	100.00	96.99	141.15	163.82	158.09	113.29	97.32	90.82	84.05	118.77	116.29

Item 6. *SELECTED FINANCIAL DATA*

The selected consolidated financial data set forth below are derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report on Form 10-K. The consolidated statements of operations data for each of the years June 30, 2010, 2009 and 2008 and the consolidated balance sheet data as of June 30, 2010 and 2009 are derived from, and qualified by reference to, our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report as Form 10-K. The consolidated statements of operations data for each of the years ended June 30, 2007 and 2006 and the consolidated balance sheet data as of June 30, 2008, 2007 and 2006 are derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of results for any future period.

	2006	2007	2008	2009	2010
Consolidated Statement of Operations Data:					
Revenues:					
Check cashing	$ 142,470	$ 166,754	$ 196,580	$ 164,598	$ 149,474
Fees from consumer lending	158,299	221,775	282,480	266,506	319,465
Money transfer fees	17,205	20,879	27,512	26,823	27,464
Pawn service fees and sales	5,453	7,390	12,116	13,794	19,899
Other	35,461	38,934	53,496	56,132	94,625
Total revenues	358,888	455,732	572,184	527,853	610,927
Operating expenses:					
Salaries and benefits	106,823	129,522	159,363	145,716	153,976
Provision for loan losses	30,367	45,799	58,458	52,136	45,876
Occupancy	27,914	32,270	43,018	41,812	43,280
Depreciation	7,834	9,455	13,663	13,075	14,334
Other	69,024	83,195	98,452	93,310	107,121
Total operating expenses	241,962	300,241	372,954	346,049	364,587
Operating margin	116,926	155,491	199,230	181,804	246,340
Corporate and other expenses:					
Corporate expenses	41,051	53,327	70,859	68,217	86,824
Other depreciation and amortization	3,655	3,390	3,902	3,827	7,325
Interest expense, net	29,702	31,462	44,378	43,696	68,932
Loss on extinguishment of debt	—	31,784	97	—	9,531
Goodwill impairment and other charges	—	24,301	—	—	—
Unrealized foreign exchange loss (gain)	—	7,551	—	(5,499)	10,145
Provision for (proceeds from) litigation settlements	5,800	(3,256)	345	57,920	29,074
Loss (gain) on derivatives not designated as hedges	—	—	185	(45)	12,948
Other expense, net	2,239	1,400	85	5,487	5,384
Income before income taxes	34,479	5,532	79,379	8,201	16,177
Income tax provision	27,514	37,735	36,015	15,023	21,369
Net income (loss)	$ 6,965	$ (32,203)	$ 43,364	$ (6,822)	$ (5,192)
Less: Net loss attributable to non-controlling interests	—	—	—	—	(293)
Net income (loss) attributable to Dollar Financial Corp.	$ 6,965	$ (32,203)	$ 43,364	$ (6,822)	$ (4,899)
Net income (loss) per share attributable to Dollar Financial Corp:					
Basic	$ 0.38	$ (1.37)	$ 1.80	$ (0.28)	$ (0.20)
Diluted	$ 0.37	$ (1.37)	$ 1.77	$ (0.28)	$ (0.20)
Shares used to calculate net income (loss) per share:					
Basic	18,280,131	23,571,203	24,106,392	24,012,705	24,106,565
Diluted	18,722,753	23,571,203	24,563,229	24,012,705	24,106,565

	2006	2007	2008	2009	2010
Operating and Other Data:					
Net cash provided by (used in):					
Operating activities	$ 20,870	$ 29,277	$ 80,756	$ 59,204	$ 86,704
Investing activities	$ (39,415)	$ (170,651)	$ (166,956)	$ (41,954)	$ (184,447)
Financing activities	$ 39,696	$ 307,358	$ 288	$ 2,669	$ 169,791
Stores in operation at end of period:					
Company-owned	765	902	1,122	1,031	1,058
Franchised stores/agents	485	378	330	175	122
Total	1,250	1,280	1,452	1,206	1,180
Consolidated Balance Sheet Data (at end of period):					
Cash	$ 118,653	$ 290,945	$ 209,714	$ 209,602	$ 291,294
Total assets	$ 551,825	$ 831,775	$ 941,412	$ 921,465	$ 1,214,621
Total long-term debt	$ 311,037	$ 521,150	$ 535,586	$ 536,305	$ 728,592
Stockholders' equity	$ 161,953	$ 199,899	$ 239,432	$ 209,078	$ 218,343

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Executive Summary

Overview

We are a leading international diversified financial services company serving primarily unbanked and under-banked consumers. Through our retail storefront locations as well as by other means, such as via the Internet, we provide a range of consumer financial products and services in five countries; Canada, the United Kingdom, the United States, the Republic of Ireland and Poland, to customers who, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. We believe that our networks of retail locations in Canada and the United Kingdom are the largest of their kind in each of those countries, and that we operate the second-largest network of its kind in the United States. As of June 30, 2010, our global retail operations consisted of 1,180 retail locations, of which 1,058 are company-owned, conducting business primarily under the names Money Mart®, Money Shop®, Loan Mart®, Money Corner®, Insta-Cheques® and The Check Cashing Store® in Canada, the United Kingdom, the United States and the Republic of Ireland. Through our branded Military Installment Loan and Education Services, or MILES®, program offered by our Dealers' Financial Services, LLC subsidiary which we acquired in December 2009, we also provide services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank.

Historically, we have derived our revenues primarily from providing check cashing services, consumer lending and other consumer financial products and services, including money orders, money transfers, foreign currency exchange, branded debit cards, pawn lending, gold buying and bill payment. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our consumer loans, including pawn lending, we receive interest and fees on the loans.

Our expenses primarily relate to the operations of our store network, including the provision for loan losses, salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.

In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

As we continue to diversify our organization, we expect the contributions to our revenue and profitability from fee-based financial processing and origination services to increase. During fiscal 2010, approximately 50% of our total consolidated revenue was comprised of products and services which generally carry little or no credit risk, such as check cashing, money transfers, gold purchasing, secured pawn lending and fee-based income generated from the MILES program.

We manage our business as five operating segments — our financial services offerings in each of Canada, the United Kingdom, the Unites States and Poland, as well as our Dealers' Financial Services, LLC subsidiary, which we operate independently of our other businesses.

Recent Events

On June 30, 2008, as part of a process to rationalize our United States markets, we made a determination to close 24 of our unprofitable stores in various United States markets. In August 2008, we identified another 30 stores in the United States and 17 stores in Canada that were under-performing and which were closed or merged into a geographically proximate store. The primary cease-use date for these stores was in September 2008. Customers from these stores were transitioned to our other stores in close proximity to the stores affected. We recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $4.9 million consisting primarily of lease obligations and leasehold improvement write-offs. Subsequent to the initial expense amounts recorded, we recorded $0.9 million of additional lease obligation expense for these locations. During the fourth quarter of the fiscal year ended June 30, 2009, we announced the closing of an additional 60 under-performing U.S. store locations. We recorded costs for severance and other retention benefits of approximately $0.4 million and store closure related costs of approximately $3.2 million consisting primarily of lease obligations and leasehold improvement write-offs. For the twelve months ended June 30, 2010 ("fiscal 2010"), we recorded an additional $1.4 million of current year store closure related costs. We also recorded $1.9 million of store closure related expenses associated with prior year store closures and the buy-out of certain "We The People" franchises. The closure of stores in the United States and Canada did not result in any impairment of goodwill since the store closures will be accretive to cash flow.

On July 21, 2008, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to $7.5 million of our outstanding common stock and by October 13, 2008, we had repurchased 535,799 shares of our common stock at a cost of approximately $7.5 million, thus completing our stock repurchase plan.

On April 21, 2009, we completed the acquisition of an established profitable U.K. internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the internet lending arena. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit.

On June 29, 2009, we completed the acquisition of two market-leading traditional pawn shops located in Edinburgh and Glasgow, Scotland. The two stores were established in the year 1830 and primarily deal in loans securitized by gold jewelry and fine watches, while offering traditional secured pawn lending for an array of other items. Both stores are located in prominent locations on major thoroughfares and high pedestrian traffic zones.

On June 30, 2009, we completed the acquisition of four stores in Northern Ireland. Three of the stores are located in central Belfast, with the fourth store situated in the town of Lisburn, the third largest city in Northern Ireland. The acquired stores are multi-product locations offering check cashing, single payment consumer lending and pawn broking services.

On June 30, 2009, we completed the acquisition of 76% of the outstanding equity of an established consumer lending business in Poland. The acquired company, Optima, S.A., founded in 1999 and headquartered in Gdansk, offers unsecured loans of generally 40 — 50 week durations with an average loan amount of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well accepted within Poland and Eastern Europe, and was initially established in the United Kingdom approximately 100 years ago. Customer sales and service activities are managed through an extensive network of local commission-based representatives across six provinces in northwestern Poland.

On October 3, 2009, we entered into an agreement to acquire a merchant cash advance business in the United Kingdom. The acquired company primarily services the working capital needs of small retail businesses by providing cash advances secured against a percentage of future credit card sales. The purchase price for the acquired company, which currently manages a receivable portfolio of approximately $3.5 million, was $4.6 million.

On December 21, 2009, we commenced the closing of an exchange offer with certain holders of our 2.875% Senior Convertible Notes due 2027, which we refer to as the 2027 Notes, pursuant to the terms of privately negotiated exchange agreements with such holders. Pursuant to the terms of the exchange agreements, the holders exchanged an aggregate of $120.0 million principal amount of the 2027 Notes held by such holders for an equal aggregate principal amount of our new 3.0% Senior Convertible Notes due 2028, which we refer to as the 2028 Notes. The 2028 Notes are senior, unsecured obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness and are effectively subordinated to all of our existing and future secured debt and to the indebtedness and other liabilities of its subsidiaries.

On December 23, 2009, our indirect wholly-owned Canadian subsidiary, National Money Mart Company, which we refer to as Money Mart, sold $600.0 million aggregate principal amount of its 10.375% Senior Notes due 2016, which we refer to as the 2016 Notes. The 2016 Notes were issued pursuant to an indenture, dated as of December 23, 2009, among Money Mart, as issuer, Dollar Financial Corp. and certain of our direct and indirect wholly-owned U.S. and Canadian subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The 2016 Notes bear interest at the rate of 10.375% per year.

On December 23, 2009, we acquired Military Financial Services, LLC, including its subsidiaries, Dealers' Financial Services, LLC and Dealers' Financial Services Reinsurance Ltd., which we collectively refer to as DFS. DFS is an established business that provides fee based services to enlisted military personnel seeking to purchase new and used vehicles. DFS markets its services through its branded Military Installment Loan and Education Services, or "MILES", program. DFS provides services to enlisted military personnel who make applications for auto loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States. Additionally, DFS provides ancillary services such as service contracts and guaranteed asset protection, or GAP insurance, along with consultations regarding new and used automotive purchasing, budgeting and credit and ownership training. We paid a purchase price of approximately $117.8 million plus approximately $5.5 million on account of the working capital as of the closing date.

In February 2010, we repurchased $35.2 million aggregate principal amount of 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. We paid 91% of the stated principal amount of the repurchased 2027 Notes for an aggregate price of $32.0 million. As a result of these repurchase transactions and the exchange transactions described above, $44.8 million aggregate principal amount of the 2027 Notes remains outstanding as of June 30, 2010.

Effective March 3, 2010, the Ontario Superior Court of Justice approved the settlement of the pending class action against OPCO and Money Mart in Ontario commenced on behalf of a purported class of Ontario borrowers who, it was alleged, were subjected to usurious charges in payday loan transactions in violation of Canadian federal law proscribing usury.

On March 4, 2010, Money Mart and OPCO reached an agreement to settle their outstanding British Columbia class action litigation in which the plaintiffs claimed that the business model used by Money Mart resulted in the collection of fees in excess of the statutory limit for loans made since 1997. Under the terms of the British Columbia settlement, Money Mart will create a settlement fund in an amount of CAD 24.8 million, consisting of CAD 12.4 million in cash and CAD 12.4 million in vouchers. Fees payable to plaintiffs' counsel will be paid from this fund. The settlement is set forth in a definitive settlement agreement executed on May 7, 2010 which received final court approval on July 19, 2010.

During the fiscal year ended June 30, 2010, Money Mart recorded a charge of CAD 23.2 million in relation to the pending settlements of the British Columbia Litigation and for the potential settlement of the other pending and purported Canadian class action proceedings described above. During the fiscal year ended June 30, 2009, Money Mart recorded a charge of CAD 64.7 million in relation to then pending settlement of the Ontario Litigation and for the potential settlement of the other pending and purported Canadian class action proceedings described above. As of June 30, 2010, an aggregate of approximately CAD 77.5 million is included in the Company's accrued expenses relating to the Canadian proceedings described above. Of those expenses, approximately CAD 37.7 million is expected to be non-cash. Although we believe that we have meritorious defenses to the claims in the pending and purported class proceedings described above and intend vigorously to defend against such remaining pending claims, the ultimate cost of resolution of such claims may exceed the amount accrued at June 30, 2010 and additional accruals may be required in the future.

On April 13, 2010, we entered into a purchase agreement to acquire all of the shares of Suttons & Robertsons ("S&R"). S&R is the fourth largest pawn lending business in the United Kingdom. S&R's three London-based stores focus on high value gold jewelry, watches and diamonds. The purchase price of the acquisition, including approximately GBP 6.0 million of net assets, was GBP 16.9 million.

Discussion of Critical Accounting Policies

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loan loss reserves and goodwill and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer, foreign currency exchange and other miscellaneous services reported in other revenues on our statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

With respect to the Company's franchised locations, the Company recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. The Company's standard franchise agreement grants to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by the Company. As part of the franchise agreement, the Company provides certain pre-opening assistance and after the franchised location has opened, the Company also provides updates to software, samples of certain advertising and promotional materials and other post-opening assistance.

For single-payment consumer loans (company-funded loans), which have terms ranging from 1 to 45 days and for longer-term consumer installment loans, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in "Company-Funded Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of our retail financial services locations in the United Kingdom. We also operate two traditional pawn shops in Edinburgh and Glasgow, Scotland, and three pawn shops in London, England specializing in high value gold jewelry, watches and diamonds. Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). At the time of pledge, the loan is recorded and interest and fees are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pawned item will go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Excess funds received from the sale are repaid to the customer. As with our single-payment consumer loans, revenues are recognized using the interest rate method and loan origination fees are recognized as an adjustment to the yield on the related loan.

DFS fee income associated with originated loan contracts is recognized as revenue by the Company concurrent with the funding of loans by the lending financial institution. The Company also earns additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are sold and a reserve for future chargebacks are established based on historical operating results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Company-Funded Consumer Loan Loss Reserves Policy

We maintain a loan loss reserve for probable losses inherent in the outstanding loan portfolio for single-payment and other consumer loans that we make directly through our company-operated locations. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current loan loss reserve is based on our net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly. As these conditions change, we may need to make additional allowances in future periods. Despite the economic downturn in the United States and the foreign markets in which we operate, we have not experienced any material increase in the defaults on outstanding loans, although we have tightened lending criteria. Accordingly, we have not modified our approach to determining our loan loss reserves.

When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated customer check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an additional reserve for this defaulted loan receivable is established and charged to operating expenses in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is charged to operating expenses. If the loans remain in defaulted status for 180 days, a reserve for the entire amount of the loan is recorded and the receivable and corresponding reserve is ultimately removed from the balance sheet. The receivable for defaulted single-payment loans, net of the allowance of $14.4 million at June 30, 2010 and $17.0 million at June 30, 2009, is reported on our balance sheet in loans in default, net, and was $7.3 million at June 30, 2010 and $6.4 million at June 30, 2009.

Check Cashing Returned Item Policy

We charge operating expense for losses on returned checks during the period in which such checks are returned, which generally is three to five business days after the check is cashed in our store. Recoveries on returned checks are credited to operating expense during the period in which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. These net losses are charged to other store and regional expenses in the consolidated statements of operations.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with the Intangibles Topic of the FASB Codification, goodwill is assigned to reporting units, which we have determined to be our reportable operating segments of the United States Retail, Canada, the United Kingdom, DFS and Poland (which is reported in Other). We also have a corporate reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned to it. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The determination that the operating segments are equivalent to the reporting units for goodwill allocation purposes is based upon our overall approach to managing our business along operating segment lines, and the consistency of the operations within each operating segment. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform a second step to the impairment test because this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights and DFS' MILES program, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the period covered by our long term business plan. We perform our goodwill impairment test annually as of June 30, and our non-amortizable intangibles with indefinite lives are tested annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible that a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill. We will continue to monitor our actual cash flows and other factors that may trigger a future impairment in the light of the current global recession.

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Put Options

Operations in the United Kingdom and Canada expose the Company to shifts in currency valuations. From time to time, we purchase put options in order to protect aspects of our operations in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options are generally used because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts. We have designated the purchased put options as cash flow hedges of the foreign exchange risk associated with the forecasted purchases of foreign-currency-denominated investment securities. These cash flow hedges have maturities of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and are subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. Any ineffective portion of the gain or loss is reported in other income/expense on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged forecasted transactions, both of which are based on forward rates.

Cross-Currency Interest Rate Swaps

From time to time, we enter into cross-currency interest rate swaps to protect against changes in cash flows attributable to changes in both the benchmark interest rate and foreign exchange rates on its foreign denominated variable rate term loan borrowing. In the past, the Company designated derivative contracts as cash flow hedges for accounting purposes. We recorded foreign exchange re-measurement gains and losses related to the term loans and also records the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in our consolidated statements of operations. Because these derivatives were designated as cash flow hedges, we recorded the effective portion of the after-tax gain or loss in other comprehensive income, which was subsequently reclassified to earnings in the same period that the hedged transactions affect earnings.

At such time that the derivatives no longer met the requirements of hedge accounting and to the extent that third party debt remained outstanding, we concluded that the original hedged transactions were still probable of occurring. Therefore, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continued to report the net gain or loss related to the discontinued cash flow hedges in other accumulated comprehensive income and is subsequently reclassifying such amounts into earnings over the remaining original term of the derivative as the hedged forecasted transactions are recognized in earnings.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. We intend to reinvest our foreign earnings and a result, we do not provide a deferred tax liability on foreign earnings.

We account for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Codification Statement ("ASC") 740, *Income Taxes* ("ASC 740"), (formerly FIN 48). We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Results of Operations

The percentages presented in the following table are based on each respective fiscal year's total consolidated revenues as well as the reportable segment revenues:

	2008		2009		2010	
			(Dollars in thousands)			
Total revenues:						
Check cashing	$196,580	34.4%	$164,598	31.2%	$149,474	24.5%
Fees from consumer lending	282,480	49.4%	266,506	50.5%	319,465	52.3%
Money transfer fees	27,512	4.8%	26,823	5.1%	27,464	4.5%
Pawn service fees and sales	12,116	2.1%	13,794	2.6%	19,899	3.3%
Other	53,496	9.3%	56,132	10.6%	94,625	15.4%
Total consolidated revenues	572,184	100.0%	527,853	100.0%	610,927	100.0%
U.S. Retail revenues:						
Check cashing	57,438	10.0%	56,378	10.7%	46,459	7.6%
Fees from consumer lending	79,838	14.0%	79,612	15.1%	65,675	10.8%
Money transfer fees	5,744	1.0%	5,926	1.1%	4,841	0.8%
Other	7,887	1.4%	10,954	2.0%	10,779	1.8%
Total U.S. Retail revenues	150,907	26.4%	152,870	28.9%	127,754	21.0%
DFS revenues:						
Other	—	—%	—	—%	14,695	2.4%
Total DFS revenues	—	—%	—	—%	14,695	2.4%
Canadian revenues:						
Check cashing	81,806	14.4%	67,830	12.8%	69,414	11.4%
Fees from consumer lending	147,313	25.7%	121,518	23.0%	147,851	24.2%
Money transfer fees	16,124	2.8%	15,092	2.9%	16,439	2.7%
Other	34,248	5.9%	31,827	6.1%	43,116	7.0%
Total Canadian revenues	279,491	48.8%	236,267	44.8%	276,820	45.3%
United Kingdom revenues:						
Check cashing	57,336	10.0%	40,390	7.7%	33,601	5.5%
Fees from consumer lending	55,329	9.7%	65,376	12.4%	98,871	16.2%
Money transfer fees	5,644	1.0%	5,805	1.1%	6,184	1.0%
Pawn service fees and sales	12,116	2.1%	13,794	2.6%	19,899	3.3%
Other	8,537	1.5%	11,363	2.1%	25,484	4.1%
Total United Kingdom revenues	138,962	24.3%	136,728	25.9%	184,039	30.1%
Other revenues:						
Fees from consumer lending	—	—%	—	—%	7,068	1.1%
Other	2,824	0.5%	1,988	0.4%	551	0.1%
Total Other revenues	2,824	0.5%	1,988	0.4%	7,619	1.2%
Operating expenses:						
Salaries and benefits	159,363	27.9%	145,716	27.6%	153,976	25.2%
Provision for loan losses	58,458	10.2%	52,136	9.9%	45,876	7.5%
Occupancy	43,018	7.5%	41,812	7.9%	43,280	7.1%
Depreciation	13,663	2.4%	13,075	2.5%	14,334	2.3%
Other	98,452	17.2%	93,310	17.7%	107,121	17.6%
Total operating expenses	372,954	65.2%	346,049	65.6%	364,587	59.7%
Operating margin	199,230	34.8%	181,804	34.4%	246,340	40.3%

	2008		2009		2010	
			(Dollars in thousands)			
Corporate expenses	70,859	12.4%	68,217	12.9%	86,824	14.2%
Other depreciation and amortization	3,902	0.7%	3,827	0.7%	7,325	1.2%
Interest expense, net	44,378	7.8%	43,696	8.3%	68,932	11.3%
Loss on extinguishment of debt	97	—%	—	—%	9,531	1.6%
Unrealized foreign exchange (gain) loss	—	—%	(5,499)	(1.0)%	10,145	1.7%
Loss (gain) on derivatives not designated as hedges	185	—%	(45)	(0.0)%	12,948	2.1%
Provision for litigation settlements	345	0.1%	57,920	11.0%	29,074	4.8%
Loss on store closings	993	0.2%	10,340	2.0%	3,314	0.5%
Other (income) expense, net	(908)	(0.3)%	(4,853)	(1.1)%	2,070	0.3%
Income before income taxes	79,379	13.9%	8,201	1.6%	16,177	2.6%
Income tax provision	36,015	6.3%	15,023	2.8%	21,369	3.5%
Net income (loss)	$ 43,364	7.6%	$ (6,822)	(1.3)%	$ (5,192)	(0.8)%
Less: Net loss attributable to non-controlling interests	—	—%	—	—%	(293)	(0.0)%
Net income (loss) attributable to Dollar Financial Corp.	$ 43,364	7.6%	$ (6,822)	(1.3)%	$ (4,899)	(0.8)%

Constant Currency Analysis

We maintain operations primarily in the United States, Canada and United Kingdom. Approximately 70% of our revenues are originated in currencies other than the U.S. Dollar, principally the Canadian Dollar and British Pound Sterling. As a result, changes in our reported revenues and profits include the impacts of changes in foreign currency exchange rates. As additional information to the reader, we provide "constant currency" assessments in the following discussion and analysis to remove and/or quantify the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. Our constant currency assessment assumes foreign exchange rates in the current fiscal periods remained the same as in the prior fiscal year periods. For the year ended June 30, 2010, the actual average exchange rates used to translate the Canadian and United Kingdom's results were 0.9484 and 1.5811, respectively. For our constant currency reporting for comparing fiscal 2010 and fiscal 2009, the average exchange rates used for the year ended June 30, 2009 to translate the Canadian and United Kingdom's results were 0.8625 and 1.6125, respectively. For our constant currency reporting for comparing fiscal 2009 and fiscal 2008, the average exchange rates used for the year ended June 30, 2008 to translate the Canadian and United Kingdom's results were 0.9907 and 2.0036, respectively. All conversion rates are based on the U.S. Dollar equivalent to one Canadian Dollar and one Great British Pound.

We believe that our constant currency assessments are a useful measure, indicating the actual growth and profitability of our operations. Earnings from our subsidiaries are not generally repatriated to the United States; therefore, we do not incur significant economic gains or losses on foreign currency transactions with our subsidiaries. To the extent funds are transmitted between countries, we may be subject to realized foreign exchange gains or losses. To the extent liabilities are paid or assets are received in a currency other than the local currency, we would incur realized transactional foreign exchange gains or losses. Cash accounts are maintained in Canada and the U.K. in local currency, and as a result, there is little, if any diminution in value from the changes in currency rates. Therefore, cash balances are available on a local currency basis to fund the daily operations of the Canadian and U.K. business units.

Fiscal 2010 Compared to Fiscal 2009

Revenues Total revenues for the year ended June 30, 2010 increased $83.1 million, or 15.7%, as compared to the year ended June 30, 2009. The impact of foreign currency accounted for $22.5 million of the increase and the impact of new stores and acquisitions contributed $68.2 million of the increase. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues decreased by $7.6 million or 1.4%. The decrease was primarily the result of a $25.5 million decrease in the U.S. revenues primarily related to the closure of 60 under-performing store locations during the fourth quarter of fiscal 2009.

Relative to our products, consolidated check cashing revenue decreased $15.1 million or 9.2% for the year ended June 30, 2010 compared to the prior year. There was an increase of approximately $5.3 million related to foreign exchange rates and increases from new stores and acquisitions of $2.6 million. The remaining check cashing revenues were down $23.0 million or 14.0% for the year ended June 30, 2010. Check cashing revenues from our U.S. Retail business segment decreased 17.9%, again heavily influenced by the closure of under-performing stores during fiscal 2009 and the economic downturn. On a constant currency basis and excluding the impacts of new stores and acquisitions, the Canadian check cashing revenues declined 6.7% and the U.K. check cashing revenues were down 20.7% for the year ended June 30, 2010 as compared to the prior year, reflecting the continuing global recession. Further, studies by the Federal Reserve Board and others suggest that payments made by electronic means may be displacing a portion of the paper checks traditionally cashed by our customers. On a consolidated constant currency basis, the face amount of the average check cashed decreased 0.6% to $484 for the year ended June 30, 2010 compared to $487 for the prior year period, while the average fee per check cashed increased by 3.8% to $18.46. There was also a decline of 15.6% in the number of checks cashed for the year ended June 30, 2010 as compared to the year ended June 30, 2009 — down from 9.3 million in the prior year to 7.8 million in the current year.

Consolidated fees from consumer lending were $319.5 million for the year ended June 30, 2010 compared to $266.5 million for the year earlier period, an increase of $53.0 million or 19.9%. The impact of foreign currency fluctuations accounted for an increase of approximately $11.9 million and the impact of new stores and acquisitions was an increase of $38.9 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $2.2 million. The U.S. Retail consumer lending revenues were down approximately $14.0 million while both the Canadian and U.K.'s consumer lending revenues were up by $12.8 million and $3.6 million, respectively (on a constant currency basis and excluding the impacts of new stores and acquisitions). Consumer lending revenues in the "Other" segment which is almost entirely comprised of the results from our Polish lending operations, for the year ended June 30, 2010 were approximately $7.1 million.

Pawn service fees were $19.9 million for the year ended June 30, 2010, representing an increase of $6.1 million or 44.3% compared to prior year period. The impact of foreign currency fluctuations accounted for a nominal decrease of $0.4 million and increases of approximately $3.8 million related to the impact from new stores and acquisitions. The remaining increase of $2.7 million or 19.6% is primarily due to management's increased emphasis on promoting and growing the U.K. pawn business.

For the year ended June 30, 2010, money transfer fees, scrap gold sales and all other revenues increased by $39.1 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, these revenues increased by $10.3 million, or 12.5%, for the year ended June 30, 2010 as compared to the prior year. The increase was primarily due to the success of the foreign exchange product, the debit card business and scrap gold sales in both the United Kingdom and Canada.

Operating Expenses Operating expenses were $364.6 million for the year ended June 30, 2010 compared to $346.0 million for the year ended June 30, 2009, an increase of $18.6 million or 5.4%. The impact of foreign currency accounted for an increase of $11.7 million. There was an increase in the current year's operating expenses related to new stores and acquisitions of approximately $52.7 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses decreased by $45.8 million as compared to the prior year. For the year ended June 30, 2010, total operating expenses decreased to 59.7% of total revenue compared to 65.6% of total revenue in the prior year. After adjusting for constant currency reporting and excluding the impacts of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue was 57.7%.

Relative to our primary business units, after excluding the impacts of foreign currency and acquisitions, operating expenses decreased in United States Retail, Canada and the United Kingdom by $34.6 million,

$4.1 million and $5.4 million, respectively. These decreases were a result of a focus on cost reductions in addition to the closure of approximately 114 United States stores during fiscal 2009.

Corporate Expenses Corporate expenses were $86.8 million for the year ended June 30, 2010 compared to $68.2 million for the prior year or an increase of $18.6 million. On a constant currency basis, corporate expenses increased by approximately $16.9 million reflecting an increased investment in our global infrastructure to support global store, product and platform expansion plans as well our investment in our global business development team which is focused on acquisition and business development strategies and execution.

Other Depreciation and Amortization Other depreciation and amortization was $7.3 million for the year ended June 30, 2010 compared to $3.8 million for the year ended June 30, 2009. The increase of $3.5 million is primarily related to DFS' amortization of identifiable intangible assets.

Extinguishment of Debt In connection with our refinancing activities during the year ended June 30, 2010, certain non-recurring expenses have been reported in the current period's results. There were $9.5 million of expenses related to the repayment of our term loan debt and the exchange of $120.0 million and repurchase of $35.2 million of our 2.875% Senior Convertible Debt due 2027 that have been reported as "Extinguishment of Debt". Of that amount, approximately $7.0 million related to the write-off of pre-existing deferred term debt costs that were being amortized over the life of the term debt. The other primary element of this expense was a $3.9 million non-cash charge related to our U.K. cross-currency interest rate swaps that had been terminated in May 2009. Because the termination of the debt caused management to conclude that the future cash flows originally hedged would no longer occur, the net loss related to the discontinued cash flow hedge that was included in other comprehensive income was reclassified to the income statement. Offsetting these charges in part was a $1.5 million gain on the repurchase of the 2027 Notes.

Interest Expense Interest expense, net was $68.9 million for the twelve months ended June 30, 2010 compared to $43.7 million for the same period in the prior year. Interest related to our newly issued $600.0 million principal 10.375% Senior Notes due 2016 accounted for $19.2 million of the increase, net of a decrease in interest expense associated with our repayment of all of our U.K. and Canadian term debt. In addition, interest expense associated with our revolving credit facility and the reduction in the amount of interest income earned by us accounted for $1.3 million of the net increase.

Non-cash interest accounted for $4.7 million of the overall increase. This increase is comprised of $4.2 million related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our cross currency interest rate swaps and $0.5 million related to the amortization of deferred issuance costs.

- Subsequent to the prepayment of the majority of the Canadian term debt on December 23, 2009, with the proceeds from our $600.0 million senior note offering completed in December 2009 we discontinued hedge accounting on these cross-currency swaps because we no longer achieved the requirements of hedge accounting. However, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continue to report the net loss that existed at the time of the discontinuance of the cash flow hedge in other accumulated comprehensive income and are reclassifying this amount into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $3.3 million non-cash interest charge for Fiscal 2010. Changes in the fair value of the cross-currency swaps subsequent to the discontinuance of hedge accounting are charged to the statement of operations.
- Subsequent to the early settlement in May 2009 of its two cross-currency interest rate swaps hedging variable-rate borrowings at our foreign subsidiary in the United Kingdom, we discontinued hedge accounting on these cross-currency swaps. In accordance with the Derivatives and Hedging Topic of the FASB Codification, we were required to continue to report the net loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders' equity and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $0.9 million non-cash interest

charge for Fiscal 2010. As a result of the repayment of all of the United Kingdom's term debt, we reclassified all of the U.K.'s remaining net loss from other comprehensive income into earnings. This charge to earnings is included as "Loss on Extinguishment of Debt" which is included in the Statement of Operations.

Unrealized Foreign Exchange Gain/Loss Unrealized foreign exchange loss of $10.1 million for the year ended June 30, 2010 is due primarily to the unrealized foreign exchange losses associated with our newly issued $600 million senior notes and the remaining term debt balance related to the Company's 2006 Credit Agreement, as amended. All of this debt was issued by our indirectly wholly-owned Canadian and U.K. subsidiaries and is denominated in currencies other than the reporting currency of those entities. Near the end of the fiscal year, we retired the remaining term debt related to the 2006 Credit Agreement, as amended, leaving only the Canadian subsidiary's $600 million in senior notes outstanding. The impact of all prospective changes in the exchange rate between the U.S. Dollar and the Canadian Dollar will be reflected in our earnings as "unrealized foreign exchange gains and losses". The unrealized foreign exchange gain recorded for the year ended June 30, 2009 was related to the term debt outstanding under the 2006 Credit Agreement, as amended.

Loss on Derivatives not Designated as Hedges Loss on derivatives not designated as hedges was $12.9 million for the year ended June 30, 2010 related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada related to the legacy term loans. The change in fair value related to both the changes in market interest and foreign exchange rates and amendments that were made to the swap agreements required in connection with the debt offerings completed during fiscal 2010.

Provision for Litigation Settlements Provision for litigation settlements during the year ended June 30, 2010 was $29.1 million, primarily related to the settlements of our class action litigation during the current fiscal year in British Columbia and the Canadian Maritimes province and for the potential settlement of other pending and purported Canadian class action proceedings. During the year ended June 30, 2009, we recorded $57.9 million of Canadian litigation settlement provisions primarily related to the settlement of our class action litigation in the province of Ontario.

Loss on Store Closings During the year ended June 30, 2010, we recorded additional expense related to stores closed during fiscal 2009 of approximately $1.0 million. This additional expense was related to adjustment assumptions related to the sub-lease potential of some of the locations and the closure of other non-performing U.S. store locations. We also incurred additional expenses of approximately $1.4 million for current period store closures. Lastly, we incurred approximately $0.9 million of expense in relation to the buy-out of certain "We the People" franchises. During the fiscal year ended June 30, 2009, we recorded store closure expenses of $10.3 million of which $7.2 million related to the U.S. Retail business, $3.0 million related to the Canadian business and the remaining $0.2 million related to the U.K. operations.

Income Tax Provision The provision for income taxes was $21.4 million for fiscal 2010 compared to a provision of $15.0 million for fiscal 2009. Our effective tax rate for fiscal 2010 is 132.1%, which is a combination of an effective rate of 96.1% on continuing operations and other one-time charges increased by the impact of a change in the reserve for an uncertain tax position related to transfer pricing, and the impact of the convertible debt discount. The impact to our fiscal 2010 provision for income taxes related to these two items was $5.8 million. Our effective tax rate differs from the statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions.

We believe that our ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The net operating loss carry forward as of June 30, 2010 is $68.3 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $54.6 million. Additionally, we maintain foreign deferred tax assets in the amount of $24.6 million. Of this amount,

$1.1 million was recorded by our Canadian affiliate during fiscal 2007 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.1 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss. This deferred tax asset and valuation allowance was utilized in connection with the repayment of the 2006 Canadian term debt in December 2009, but was replaced by a $1.0 million deferred tax asset and valuation allowance related to the Canadian cross-currency interest rate swap.

Effective July 1, 2007, we adopted the provisions of ASC 740 (formerly FIN 48), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The implementation of ASC 740 did not result in any adjustment in our liability for unrecognized income tax benefits. At June 30, 2010, we had $10.3 million of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would affect our effective tax rate.

The tax years ending June 30, 2006 through 2009 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2010, we had approximately $0.9 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

Fiscal 2009 Compared to Fiscal 2008

Revenues Total revenues for the year ended June 30, 2009 decreased $44.3 million, or 7.7% as compared to the year ended June 30, 2008. The impact of foreign currency accounted for a decrease of approximately $67.2 million which was offset by new store openings and acquisitions of approximately $36.3 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, total revenues decreased by $13.4 million or 2.3%.

Relative to our products, consolidated check cashing revenue decreased $32.0 million or 16.3% for the year ended June 30, 2009 compared to the same period in the prior year. There was a decrease of $19.0 million related to foreign exchange rates and increases from new stores and acquisitions of $10.5 million. The remaining check cashing revenues were down $23.5 million or 11.9% for the current year, reflecting the effects of the global recession. Eliminating the impacts of foreign exchange rates and new stores and acquisitions, check cashing revenues from our U.S. Retail business segment decreased 14.1%, while the Canadian business declined 6.9% over the previous year's period. Similarly, check cashing fees in the United Kingdom decreased 17.0% over the prior year's period. On a consolidated constant currency basis, the face amount of the average check cashed increased 0.5% to $534 for the year ended June 30, 2009 compared to $531 for the prior year period while the average fee per check cashed remained consistent at approximately $19.85. During fiscal 2009, global check counts declined by approximately 6.6%.

Consolidated fees from consumer lending were $275.3 million for the year ended June 30, 2009 compared to $292.5 million for the year earlier period which is a decrease of $17.2 million or 5.9%. The impact of foreign currency fluctuations accounted for a decrease of approximately $35.3 million that was partially offset by new stores and acquisitions of $17.4 million. The remaining increase of $0.7 million was primarily provided by our operations in the United Kingdom which increased by 33.3% offset in part by both the U.S. Retail and Canadian consumer lending businesses, which decreased by 12.4% and 7.6%, respectively, reflecting the effects of the global recession. The increase in the United Kingdom is in part related to the strong growth in that country's pawn lending business, which is included as "pawn service fees and sales" in the statement of operations.

For the year ended June 30, 2009, money transfer fees decreased in reported amounts by $0.7 million, when adjusted for currency and excluding the impact from new stores and acquisitions, increased by

$1.1 million or 4.1% for the year ended June 30, 2009 as compared to the year earlier period. On a constant currency basis and excluding the impact from new stores and acquisitions, other revenue, increased by $8.3 million, or 15.0% in the current fiscal year, principally due to the success of the foreign exchange product, the debit card business, gold sales and other ancillary products.

Operating Expenses Operating expenses were $346.0 million for the year ended June 30, 2009 compared to $373.0 million for the year ended June 30, 2008, a decrease of $26.9 million or 7.2%. The impact of foreign currency accounted for a decrease of approximately $38.7 million which was partially offset by the impact associated with the two acquisitions during the first half of fiscal 2008 of approximately $16.1 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, operating expenses decreased by $4.3 million. For the year ended June 30, 2009, total operating expenses increased to 65.6% of total revenue compared to 65.2% of total revenue for the year earlier period. After adjusting for constant currency reporting and eliminating the impact of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue increased from the reported amount of 65.6% in fiscal 2008 to 66.0% for fiscal 2009.

Relative to our business units, after excluding the impacts of foreign currency and acquisitions, U.S. Retail operating expenses decreased by $20.5 million and Canada's expenses remained relatively flat. The results in the United States and Canada are consistent with the closure of approximately 70 U.S. and Canadian stores that was announced earlier in the year ended June 30, 2009. In addition, there were an additional 60 U.S. stores that were closed during June 2009. The adjusted operating expenses in the United Kingdom were up approximately $16.0 million for the year ended June 30, 2009 as compared to the prior year. The U.K. increase was primarily attributable to the categories of salary and benefits, occupancy, loan loss provision, depreciation and advertising which are all commensurate with growth in that country.

Corporate Expenses Corporate expenses were $68.2 million for fiscal 2009 compared to $70.9 million for fiscal 2008, a decrease of $2.7 million or 3.8%. On a constant currency basis, corporate expenses increased by approximately $2.7 million. The increase is primarily due to increased regulatory and lobbying costs, increased investment in global management capabilities, additional investment in infrastructure to support our global de novo store growth, acquisitions strategy and management and integration of recent acquisitions.

Other Depreciation and Amortization Other depreciation and amortization expenses remained relatively unchanged and were $3.8 million for fiscal 2009 and $3.9 million for fiscal 2008.

Provision for Litigation Settlements Provisions for legal settlement were $57.9 million for fiscal 2009 compared to $0.3 million in the prior year. The increase was almost solely driven as a result of a fourth quarter charge of $57.4 million by our Canadian subsidiary, Money Mart, on account of the Ontario class action settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces.

Loss on Store Closings The Company recognized loss on store closing expense of $10.3 million for the year ended June 30, 2009 as compared to the year earlier period amount of $1.0 million. Of the fiscal 2009 amount, $7.2 million was recognized in the United States, $$3.0 million in Canada and $0.2 million in the United Kingdom. These expenses were related to the Company's actions to close under-performing locations as well as closing stores in states with uncertain or less favorable regulation or that are located in areas where the Company had only a few locations resulting in an inefficient cost infrastructure.

Unrealized Foreign Exchange Gain In May 2009, we executed an early settlement of its U.K. cross currency interest rate swaps that had been in place since December, 2006. These cross currency interest rate swaps had the impact of synthetically converting the foreign denominated debt into the local currency of the United Kingdom at a fixed rate of interest. As a result of that early settlement, the foreign currency impacts associated with the bank debt outstanding in both U.S. Dollars and Euros on the U.K.'s balance sheet is now recorded through our income statement — resulting in gain of $5.5 million for the year ended June 30, 2009.

Interest Expense Interest expense was $43.7 million for the year ended June 30, 2009 compared to $44.4 million for the preceding year. On June 27, 2007, we issued $200.0 million aggregate principal amount of the 2027 Notes in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The proceeds from the 2027 Notes were initially invested until approximately $131.4 million was utilized during fiscal 2008 for the American Payday Loans and The Check Cashing Store acquisitions. For the year ended June 30, 2009, there was an increase in net interest expense of approximately $3.0 million resulting from a decrease of interest income related to the lower amount of short-term invested cash due to the aforementioned fiscal 2008 acquisitions, as compared to the prior year. This was offset by a decrease of approximately $4.5 million in interest expense resulting primarily from the impact of foreign currency translation of interest expense in our Canadian and U.K. operations. With the early settlement of the U.K.'s cross-currency interest rate swaps that were executed during the fourth quarter of this fiscal year, the interest rate for our U.K. debt will now be recorded at the variable interest rates provided for in the credit agreement.

Income Tax Provision The provision for income taxes was $15.0 million for fiscal 2009 compared to a provision of $36.0 million for fiscal 2008. Our effective tax rate for fiscal 2009 was 183.2%, which is a combination of an effective rate of 106.4% on continuing operations and other one-time charges reduced by the impact of a favorable settlement granted in a competent authority tax proceeding between the United States and Canadian tax authorities related to transfers pricing matters for years 2000 through 2003, the import of the convertible debt discount and an adjustment to our reserve for uncertain tax benefits related to years for which a settlement has not yet been received. The impact to our fiscal 2009 provision for income taxes related to these two items was $2.9 million. Our effective tax rate differs from the statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. The principal reason for the significant difference in the effective tax rate between periods was the $57.4 million charge to earnings in connection with the pending Ontario settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces. This charge caused a significant reduction in pre-tax income resulting in a material difference in the effective tax rate on continuing operations for fiscal 2009. Without the provision for legal settlements, the impact of the convertible debt discount and Competent Authority settlement the effective tax rate for fiscal 2009 would have been 48.6%.

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $45.6 million. Additionally, we maintain foreign deferred tax assets in the amount of $28.4 million. Of this amount $1.3 million was recorded by our Canadian affiliate during fiscal 2007 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.3 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2009, we had approximately $0.5 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

Fiscal 2010 compared to Fiscal 2009

	Year Ended June 30		% Inc/Dec - *Margin Change*
	2010	2009	
	Thousands of US$		
Revenue:			
United States Retail	$127,754	$152,870	−16.4%
Operating margin	*21.2%*	*15.1%*	*6.1 pts.*
DFS	14,695	—	100.0%
Operating margin	*65.0%*	—	*65.0 pts.*
Canada	276,820	236,267	17.2%
Operating margin	*48.8%*	*44.1%*	*4.7 pts.*
United Kingdom	184,039	136,728	34.6%
Operating margin	*41.4%*	*41.2%*	*0.2 pts.*
Other	7,619	1,988	283.2%
Operating margin	*−20.9%*	*−96.8%*	*75.9 pts.*
Total Revenue	$610,927	$527,853	15.7%
Operating margin	$246,340	$181,804	35.5%
Operating margin %	*40.3%*	*34.4%*	*5.9 pts.*

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

	Revenue Year Ended June 30		Pre-Tax Income Year Ended June 30	
	2010	2009	2010	2009
United States Retail	20.9%	29.0%	3.0%	−19.5%
DFS	2.4%	0.0%	6.0%	0.0%
Canada	45.3%	44.8%	57.9%(1)	96.1%(3)
United Kingdom	30.1%	25.9%	59.7%(2)	51.0%(4)
Other	1.3%	0.3%	−26.6%	−27.6%
	100.0%	100.0%	100.0%	100.0%

(1) Excludes $22.6 million in provisions for litigation settlements, $12.2 million of loss on derivatives, $3.6 million in loss on extinguishment of debt and $2.2 million of unrealized foreign exchange loss.

(2) Excludes $8.1 million of unrealized foreign exchange loss and $4.7 million in loss on extinguishment of debt.

(3) Excludes $57.5 million in provisions for litigation settlements.

(4) Excludes $5.5 million of unrealized foreign exchange gain.

United States Retail

Total U.S. Retail revenues were $127.8 million for the year ended June 30, 2010 compared to $152.9 million for the year ended June 30, 2009, a decrease of $25.1 million or 16.4%. The Company closed 114 under-performing U.S. stores during fiscal year 2009 and significantly reduced the related field management and store support functions. The closure of these locations was the primary factor in the period-over-period decrease. From a product perspective, this decline is primarily related to decreases of $9.9 million and $13.9 million in check cashing and consumer lending revenue, respectively. The economic downturn contributed to the decrease in check cashing revenue, as there were decreases in both the number of checks as well as the face amount of checks that were presented in the United States. The number of checks decreased year over year by approximately 784 thousand with a corresponding decrease in face value of approximately $361.9 million primarily related to the closure of 114 U.S. stores during fiscal 2009 and the economic downturn. The face amount of the average check cashed by the Company decreased by 0.4%, and the average fee per transaction increased from $13.59 to $13.81.

The continued high rate of unemployment through all sectors of the U.S. economy negatively impacts consumer lending volumes. Despite the initial signs of economic improvement, the Company has continued to take a more cautious approach to lending in all of our segments, including United States Retail. U.S. Retail funded loan originations decreased 14.0% or $81.7 million, for the year ended June 30, 2010 as compared to the year ended June 30, 2009, primarily due to the closure of 114 stores in fiscal 2009.

Operating margins in United States Retail increased to 21.2% for the year ended June 30, 2010 compared to 15.1% for the prior year. The U.S. Retail operating margins are significantly lower than the other segments. The primary drivers for this disparity are greater competition in the United States, which effects revenue per store, higher U.S. salary costs, somewhat higher occupancy costs and marginally higher loan loss provisions. The closure of 60 underperforming stores during the fourth quarter of fiscal 2009 is consistent with the Company's U.S. Retail strategy of closing unprofitable locations and focusing on states with more favorable and stable regulatory environments. This action has shown to be positive, resulting in improved year-over-year operating margins.

U.S. Retail pre-tax profit was $2.3 million for the year ended June 30, 2010 compared to a pre-tax loss of $11.8 million for the prior year. The improvement was the result of $3.9 million in increased operating profits, lower store closure costs by $5.0 million and a reduction in net corporate expenses of $4.8 million.

Dealers' Financial Services ("DFS")

We acquired Dealers' Financial Services, LLC on December 23, 2009 and therefore the Company's consolidated results for the year ended June 30, 2010 include 189 days of DFS results. DFS provides fee based services to enlisted military personnel seeking to purchase new and used vehicles. DFS's revenue comes from fees which are paid by a third-party national bank and fees from the sale of ancillary products such as service contracts and guaranteed asset protection (GAP insurance). DFS operates through an established network of arrangements with approximately 600 new and used car dealerships (both franchised and independent), according to underwriting protocols specified by the third-party national bank. DFS operating expenses are primarily compensation/benefits, amortization of its identifiable intangible assets, professional service fees and field management expenses. Since the DFS business model is based on receiving fees for services, it is unlike the Company's store-based businesses and will be reported as a stand-alone segment.

Canada

Total Canadian revenues were $276.8 million for the year ended June 30, 2010, an increase of 17.2%, or $40.6 million as compared to the year ended June 30, 2009. The impact of foreign currency rates accounted for $25.7 million of this increase. On a constant currency basis, revenues increased by $14.9 million. On a constant currency basis, check cashing revenues were down $4.6 million in Canada with the effects of higher unemployment resulting in decreases in the number of checks and the total value of checks cashed - down by 11.0% and 10.7%, respectively. The average face amount per check increased marginally from $491.03 for the year ended June 30, 2009 to $492.80 for the current year, while the average fee per check increased by 4.9% for the year ended June 30, 2010 as compared to the year ended June 30, 2009. Consumer lending revenues in Canada increased by $12.8 million or 10.5% (on a constant currency basis) for the year ended June 30, 2010 as compared to the prior year.

Operating expenses in Canada increased $9.7 million or 7.3% from $132.0 million for the year ended June 30, 2009 to $141.7 million for the year ended June 30, 2010. The impacts of changes in foreign currency rates resulted in an increase of $13.5 million. The constant currency decrease of approximately $3.8 million is primarily related to decreases in provision for loan losses and returned check expenses, offset in part by increased expenses in advertising in relation to the new regulatory environment in Canada and a slight increase in salaries and benefits costs. On a constant currency basis, provision for loan losses, as a percentage of loan revenues decreased by 8.4 pts from 19.1% to 10.7%. Overall Canada's operating margin percentage increased from 44.1% for the year ended June 30, 2009 to 48.8% for the year ended June 30, 2010. The solid improvement in this area is the result of increased consumer lending revenues and lower consumer lending losses, in addition to efforts to reduce costs and promote efficiencies. To date, provinces which comprise more than 95% of our Canadian company-operated store base have all announced maximum lending rates that are above our existing price structure, but generally below the pricing of many competitors. As a result, we have resumed our television advertising campaign in certain Canadian provinces and are beginning to experience an increase in the number of new customers conducting transactions in our Canadian stores.

The Canadian pre-tax income was $3.7 million for the year ended June 30, 2010 compared to pre-tax income of $5.8 million for the prior year, a decrease of $2.1 million. On a constant currency basis, pre-tax income was $6.7 million or an increase of approximately $1.0 million. On a constant currency basis, the positive impacts of increased operating margins of $18.7 million and lower litigation reserve provisions of $39.3 were principally offset by increased net corporate expenses of $13.2 million, additional interest expense of $25.8 million and $17.5 million of expenses related to the extinguishment of debt, non-cash valuation loss on the cross currency interest rate swaps and foreign exchange losses related to the Company's senior notes.

United Kingdom

Total U.K. revenues were $184.0 million for the year ended June 30, 2010 compared to $136.7 million for the year earlier period, an increase of $47.3 million or 34.6%. On a constant currency basis and excluding the impact of acquisitions in the current fiscal year, U.K. year-over-year revenues have increased by $4.6 million, or 3.4%. In addition, on a constant currency basis and excluding the impact of acquisitions in the current and previous fiscal year, organic revenues increased by $8.5 million, or 7.0%. Consumer lending, pawn service fees and other revenues (gold scrap sales, foreign exchange products and debit cards) were up by $3.6 million, $2.7 million and $6.7 million, respectively. As in the U.S. Retail and Canadian business segments, U.K. check cashing revenues was impacted by the recession and the gradual migration away from paper checks, decreased by approximately $8.4 million, or 20.7% (also on a constant currency basis and excluding new stores and acquisitions).

U.K. operating expenses increased by $27.5 million, or 34.2% from $80.4 million for the year ended June 30, 2009 as compared to $107.8 million for the current year. On a constant currency basis and excluding new stores and acquisitions, U.K. operating expenses decreased by $5.4 million or 6.7%. The decrease is consistent with the Company's overall cost reduction focus. There was an increase of 5.3 pts relating to the provision for loan losses as a percentage of loan revenues primarily due to the mix of lending products including the Internet-based lending business acquired in April 2009. On a constant currency basis, the loan loss rate for the year ended June 30, 2009 was 12.4% while for the current year, the rate increased to 17.7%. On a constant currency basis, the U.K. operating margin percentage has improved from 41.2% for the year ended June 30, 2009 to 41.5% for the current year due to the strong revenue growth offset in part with a marginal increase in costs.

The U.K. pre-tax income was $33.8 million for the year ended June 30, 2010 compared to $36.4 million for the prior year, a decrease of $2.6 million — on a constant currency basis, the decrease was $2.1 million. In addition to increased operating margins of $19.9 million and a reduction in interest expense of $3.1 million, pre-tax income was negatively impacted by expenses related to the Company's recent refinancing efforts of $4.7 million, increased net corporate expenses of $4.8 million and a net change of $16.3 million in realized/unrealized foreign exchange losses — prior fiscal year had $7.4 million of gains and current fiscal year results include losses of $8.9 million.

Fiscal 2009 compared to Fiscal 2008

	Year Ended June 30		% Inc/Dec - *Margin Change*
	2009	2008	
	Thousands of US$		
Revenue:			
United States Retail	$152,870	$150,907	1.3%
Operating margin	*15.1%*	*11.3%*	*3.8 pts.*
Canada	236,267	279,491	−15.5%
Operating margin	*44.1%*	*45.9%*	*(1.8) pts.*
United Kingdom	136,728	138,962	−1.6%
Operating margin	*41.2%*	*39.9%*	*1.3 pts.*
Other	1,988	2,824	−29.6%
Operating margin	*−96.8%*	*−52.7%*	*44.1 pts.*
Total Revenue	$527,853	$572,184	−7.7%
Operating margin	$181,804	$199,230	−8.7%
Operating margin %	*34.4%*	*34.8%*	*(0.4) pts.*

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

	Revenue Year Ended June 30		Pre-Tax Income Year Ended June 30	
	2009	2008	2009	2008
United States Retail	29.0%	26.4%	−19.5%	−6.5%
Canada	44.8%	48.8%	96.1%(1)	86.6%
United Kingdom	25.9%	24.3%	51.0%(2)	28.5%
Other	0.3%	0.5%	−27.6%	−8.6%
	100.0%	100.0%	100.0%	100.0%

(1) Excludes $57.5 million of provision for legal settlements.

(2) Excludes $5.5 million unrealized foreign exchange gain.

United States Retail

Total U.S. Retail revenues were $152.8 million for the year ended June 30, 2009 compared to $150.9 million for the year ended June 30, 2008, an increase of 1.3%. Excluding the impacts of acquisitions and new store activity, U.S. Retail revenues decreased by $20.0 million. This decline is primarily related to decreases of $8.1 million and $9.9 million in check cashing and consumer lending revenue, respectively. Excluding acquisition-related impacts, the face value of checks cashed and the number of checks cashed was down 17.3% and 21.9%, respectively. In addition to a general decrease in our U.S. Retail check cashing business and the continuing effects of the recession, the closure of 54 stores in the first quarter of the current fiscal year also negatively impacted U.S. Retail check cashing revenues on a year over year basis. However, as a result of the closure of these unprofitable stores, we increased our overall U.S. Retail margins. Check cashing revenues as reported are also lower as a result of lower average fees per check associated with the CCS operations acquired during December of 2007.

Increasing unemployment through all sectors of the U.S. economy in fiscal 2009 negatively impacted consumer lending volumes. As a result of current economic conditions, we took a more cautious approach to lending in all of our segments, including United States Retail. Additionally, the closure of underperforming stores during the first quarter of the fiscal 2009 contributed to lower year-over-year lending volumes. Lastly, excluding the impacts of acquisitions, U.S. funded loan originations decreased 14.8% or $51.5 million in fiscal 2009 as compared to the year earlier period.

Operating expenses in United States Retail decreased by $4.5 million, or 3.2%, from fiscal year 2008 as compared to fiscal 2009. Excluding the impacts of acquisitions, U.S. Retail operating expenses decreased by approximately $20.6 million. The decrease was due primarily to the closure of 54 underperforming stores and the Company's efforts in the area of expense control. Further, the U.S. Retail provision for loan losses as a percentage of loan revenues decreased by 5.0 pts from 31.2% for the year ended June 30, 2008 as compared to 26.2% for the 2009 fiscal year due to improved collections and a tightening of our lending criteria.

Operating margins in United States Retail increased to 13.7% for the year ended June 30, 2009 compared to 10.1% for the prior fiscal year. U.S. Retail operating margins are significantly lower than the other segments. The primary drivers for this disparity are higher U.S. salary costs, somewhat higher occupancy costs and higher loan loss provisions. Management addressed the lower U.S. Retail margins, with the closure of 114 underperforming stores during the 2009 fiscal year. It is anticipated that the closure of these mostly underperforming stores will be accretive to earnings.

The U.S. Retail pre-tax loss was $11.8 million for the year ended June 30, 2009 compared to a pre-tax loss of $5.1 million for the same period in the prior year. The $6.7 million decline for fiscal 2009 can be primarily attributed to additional costs related to the closure of approximately 114 underperforming stores during the 2009 fiscal year.

Canada

Total Canadian revenues were $236.3 million for the year ended June 30, 2009, a decrease of 15.5% or $43.2 million as compared to the year earlier period. The impact of foreign currency rates accounted for $34.4 million of this decrease offset by $5.5 million of acquisitions and new stores. In constant currency and excluding the impacts of acquisitions and new stores, the net decrease of Canadian revenues from fiscal year 2008 compared to the 2009 fiscal year is $14.3 million and was impacted by the recession in 2009. Constant currency decreases of $5.6 million in check cashing revenues and $11.3 million in consumer lending revenues were offset by increases of $0.8 million in money transfer fees and $1.8 million in other revenues. On a constant currency basis, check cashing revenues in Canada were impacted by the recession and decreases in the number of checks and the face value of checks - down by 11.6% and 8.1%, respectively. The average face amount per check increased by 3.9%, while the average fee per check increased by 7.2% for the year ended June 30, 2009 as compared to the year ended June 30, 2008.

The decrease in Canadian consumer lending revenue is consistent with some of the same factors that were mentioned in relation to the U.S. Retail business, regarding the effects of the global recession on the Canadian economy and employment. In addition, our Canadian subsidiary diminished the scale and tone of its Canadian marketing and advertising campaigns, as many of the Canadian provinces were actively engaged in formulating and/or instituting their respective consumer lending regulations and rate structures. Accordingly, as expected, new customer growth in Canada softened. On a constant currency basis, company funded loan originations in Canada decreased $64.5 million or 6.8% in fiscal 2009 as compared to the fiscal year 2008.

Operating expenses in Canada decreased $19.3 million or 12.8% from $151.3 million for the year ended June 30, 2008 to $132.0 million in fiscal 2009. The entire decrease is related to the impacts of changes in foreign currency rates. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, increased modestly by 0.8 pts from 18.4% to 19.2%. Overall Canada's operating margin percentage decreased from 45.9% to 44.0%. The decrease in operating margin percentage is primarily due to lower revenues offset in part by lower expenses through continued focus on our cost controls.

The Canadian pre-tax income was $0.8 million for the year ended June 30, 2009 compared to pre-tax income of $68.7 million for the same period in the prior year or a $67.9 million decline year-over-year. On a constant currency basis, pre-tax income decreased $66.3 million. The primary reason for the large decrease in pre-tax income was the $57.4 million expense related to the then pending, class action settlement and for the potential settlement of certain of the similar class action proceedings pending in the other Canadian provinces.

Other factors impacting the Canadian pre-tax income were lower operating margins and expenses related to the closure of approximately 20 under-performing locations. These additional expenses were primarily offset by lower corporate-related expenses, lower net interest expense and the benefit from an exercise of its in-the-money puts which are designated as cash flow hedges as well as gains from the revaluation of foreign currencies related to its foreign exchange product. The balance of the increase relates to a transfer pricing adjustment in the prior year.

United Kingdom

Total U.K. revenues were $136.7 million for the year ended June 30, 2009 compared to $139.0 million for the year earlier period, a decrease of $2.3 million. The current year results were impacted by foreign currency translation decreases of $32.8 million offset by revenue from acquisitions and new stores of $9.7 million. On a constant currency basis and excluding the impact of acquisitions and new stores, the U.K.'s revenues increased by $20.9 million or 15.0%. U.K. revenues exhibited growth in consumer lending and other revenues (pawn broking, gold scrap sales and foreign exchange products). As in the U.S. Retail and Canadian business segments, U.K. check cashing revenues — on a constant currency basis and excluding acquisitions and new stores — decreased by approximately $9.8 million, or 17.0%. The U.K. recession and rising unemployment and the shrinking construction industry in the London area, principally due to the slower housing market, were the primary drivers of the decreased check cashing fees in the United Kingdom.

The U.K. business showed strong growth in both consumer lending and other revenues. On a constant currency basis and excluding the impacts of acquisitions and new stores, consumer lending revenues increased by $21.8 million or 33.3% and other revenues increased by $8.0 million or 74.9%. The increase in other revenues is principally due to the success of the foreign exchange product, the debit card business, gold sales and other ancillary products. On a constant currency basis, U.K. loan originations for the current quarter increased by $122.5 million or 33.9%. Consumer lending in the U.K. continues to benefit from a growing market for its loan products, in addition to strong growth in the pawn business, which primarily consists of loans on collateralized gold jewelry.

Operating expenses in the United Kingdom decreased by $3.1 million, or 3.7% from $83.5 million for the year ended June 30, 2008 as compared to $80.3 million for the 2009 fiscal year. Excluding the impacts of changes in foreign currency translation rates, U.K. store and regional expenses increased by $16.0 million. The primary factors in the increased expenses were in the areas of salary/benefits, occupancy and depreciation — all areas that are consistent with an operation that is in a growth mode and has added approximately 25 new stores through either acquisition or de novo store builds. There was an increase of 1.0 pt relating to the provision for loan losses as a percentage of loan revenues. On a constant currency basis, the rate for the year ended June 30, 2008 was 9.9% while for the current fiscal year, the rate has increased to 10.9%. On a constant currency basis, U.K. operating margin percentage has improved from 39.9% for the year earlier period to 41.3% for fiscal 2009 ended June 30, 2009 due to the strong revenue growth offset in part with a marginal increase in costs.

The U.K. pre-tax income was $36.4 million for the year ended June 30, 2009 compared to $22.7 million for the same period in the prior year or an increase of $13.7 million. On a constant currency basis the increase year-over-year was $22.8 million. In addition to the aforementioned increase in operating margins, the U.K. business benefited from the exercise of its in-the-money put options which are designated as cash flow hedges. Furthermore, the unrealized gain of its term loans which are not denominated in GBP and the revaluation of foreign currencies held in U.K. stores for its foreign currency exchange product contributed to the balance of the increase.

Balance Sheet Variations

June 30, 2010 compared to June 30, 2009

The Company's cash balances increased from $209.6 million at June 30, 2009 to $291.3 million at June 30, 2010 primarily as the result of excess cash generated from the Company's December 2009 refinancing activities.

Loans receivable, net increased by $23.6 million to $138.3 million at June 30, 2010 from $114.7 million at June 30, 2009. Loans receivable, gross increased by $28.3 million and the related allowance for loan losses increased by $4.7 million. The U.K., Canadian and Poland business units showed increases in their loan receivable balances of $20.2 million, $4.2 million and $4.9 million, respectively. The significant increase in the U.K. receivable balance was primarily related to the Internet loan business as well as the recently acquired S&R business. The U.S. Retail business had a decrease of $1.1 million. In constant dollars, the allowance for loan losses increased by $5.7 million and increased to 11.0% of the outstanding principal balance at June 30, 2010 as compared to 9.6% at June 30, 2009. The following factors impacted this area:

- Continued improvements in U.S. collections and our actions, taken in an effort to decrease our risk exposure by reducing the amount that we are willing to loan to certain customer segments. The historical loss rates (expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans) have continued to decline. The ratio of the allowance for loan losses related to U.S. short-term consumer loans decreased by 9.7% from 4.6% at June 30, 2009 compared to 4.1% at June 30, 2010.
- In constant currency, the Canadian ratio of allowance for loan losses as a percentage of loans outstanding has decreased from 3.3% at June 30, 2009 to 2.7% at June 30, 2010. The Loans receivable, net continues to show improvement with the loan loss reserve as a percentage of outstanding principle dropping from 2.9% at June 30, 2009 to 1.9% at June 30, 2010.
- In constant currency, the U.K.'s allowance for loan losses decreased from approximately 8.5% of outstanding principal at June 30, 2009 to 6.4% at June 30, 2010. A significant factor in this improvement is the increasing pawn receivable balances which carry a much lower loan loss reserve percentage.
- The impact of a larger loan portfolio in Poland, which carries a higher loan loss reserve percentage than our single payment CTP portfolio, impacted the overall loan loss reserve as a percentage of gross loans receivable.

Other receivables increased by $10.0 million from $7.3 million at June 30, 2009 to $17.3 million at June 30, 2010. The Company's recent acquisitions accounted for $5.7 million of the increase. The remaining increase was primarily related to the timing of settlements with vendors associated with our money order business and foreign currency translation impacts.

Goodwill and other intangibles increased $154.7 million, from $454.3 million at June 30, 2009 to $609.0 million at June 30, 2010, due to $150.0 million of additional goodwill and intangibles associated with acquisitions during the current fiscal year and foreign currency translation impacts of approximately $7.9 million, partially offset by amortization of $3.2 million.

Debt issuance costs, net of accumulated amortization increased from $9.9 million at June 30, 2009 to $18.7 million at June 30, 2010 in connection with the Company's refinancing activities in December 2009.

Accounts Payable increased $8.6 million from $36.3 million at June 30, 2009 to $44.9 million at June 30, 2010 due primarily to timing of settlements with vendors and an accrual of an earn-out payment related to the Express Finance acquisition.

Accrued expenses and other liabilities increased $22.0 million from $70.6 million at June 30, 2009 to $92.6 million at June 30, 2010 due primarily to a $10.9 million increase in accrued payroll, increases in accrued interest expense of $3.2 million and an increase of $2.9 million to legal settlement reserves. Foreign currency translation adjustments also accounted for approximately $3.2 million of the increase.

The fair value of derivatives increased from a liability position of $10.2 million at June 30, 2009 to a liability of $47.4 million as of June 30, 2010, a change of $37.2 million. The change in the fair value of these cross-currency interest rate swaps are a result of the change in the foreign currency exchange rates and interest rates related to the legacy tranche of 2006 Canadian term loans.

Other long-term liabilities increased $27.1 million primarily due to accrued legal settlement reserves related to the Canadian provinces class action litigation.

Long-term debt increased by $194.9 million from $530.4 million at June 30, 2009 to $725.3 million at June 30, 2010 as the result of the Company's refinancing activities in December 2009.

Changes in Financial Condition

On a constant currency basis, cash and cash equivalent balances and the revolving credit facilities balances fluctuate significantly as a result of seasonal, intra-month and day-to-day requirements for funding check cashing and other operating activities. For the year ended June 30, 2010, cash and cash equivalents increased $81.7 million which is net of a $9.6 million increase as a result of the effect of exchange rate changes on foreign cash and cash equivalents. However, as these foreign cash accounts are maintained in Canada and the U.K. in local currency, there is little, if any, actual diminution in value from changes in currency rates, and as a result, the cash balances are available on a local currency basis to fund the daily operations of the U.K. and Canadian business units.

Liquidity and Capital Resources

Our principal sources of cash have been from operations, borrowings under our credit facilities and issuance of debt securities. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company originated consumer loans, finance store expansion, finance acquisitions and finance the expansion of our products and services.

Net cash provided by operating activities was $80.8 million for fiscal 2008, $59.2 million in fiscal 2009 and $86.7 million for fiscal 2010. The increase in net cash provided by operations was primarily the result of strong operating results, the impact of foreign exchange rates on translated net income and timing differences in payments to third party vendors.

Net cash used in investing activities was $167.0 million in fiscal 2008, $42.0 million in fiscal 2009 and $184.4 million in fiscal 2010. Our investing activities primarily related to acquisitions, purchases of property and equipment for our stores and investments in technology. The actual amount of capital expenditures each year depends in part upon the number of new stores opened or acquired and the number of stores remodeled. For fiscal 2008, we made capital expenditures of $23.5 million and acquisitions of $143.4 million compared to capital expenditures of $15.7 million and acquisitions of $26.2 million in fiscal 2009. During fiscal 2010, we made capital expenditures of $29.4 million and acquisitions of $155.1 million. The actual amount of capital expenditures each year will depend in part upon the number of new stores opened or acquired and the number of stores remodeled.

Net cash provided by financing activities was $0.3 million for fiscal 2008 compared to net cash provided by financing activities of $2.7 million for fiscal 2009 and $169.8 million in fiscal 2010. The cash provided by financing activities during fiscal 2010 was primarily a result of $596.4 million in proceeds from the 10.375% Senior Notes due 2016, in part offset by a repayment of our term debt in the amount of $369.2 million, $32.0 million for the repurchase of 2.875% Senior Convertible Notes due 2027 and payment of debt issuance costs of $19.8 million. The cash provided by financing activities during fiscal 2009 was primarily a result of the proceeds from termination of the U.K. cross currency swaps of $14.4 million and $3.3 million proceeds from the exercise of stock options. This was partially offset by $7.4 million in debt payments of and $7.5 million for stock repurchased in fiscal 2009. The cash provided by financing activities during fiscal 2008 was primarily a result of the use of the overdraft facility in the United Kingdom in the amount of $5.3 million, proceeds from of the exercise of stock options of $1.1 million and $1.0 million due to the decrease of restricted cash. This was partially offset by scheduled principal payments on our legacy long term debt obligations which totaled $6.5 million.

Senior Secured Credit Facility On December 23, 2009, we amended and restated our senior credit facility and repaid a substantial portion of our term indebtedness thereunder. Subsequently, in June 2010, we repaid all of the remaining outstanding legacy term indebtedness under our credit facility. Our revolving credit facility contains certain financial and other restrictive covenants, which among other things, requires us to achieve certain financial ratios, limits capital expenditures, restricts the magnitude of payment of dividends and obtain certain approvals if we want to increase borrowings. As of June 30, 2010, we are in compliance with all such covenants.

After giving effect to such amendments and prepayments, our senior credit facility is comprised of a $75.0 million revolving loan facility to which Dollar Financial Group, Inc, our U.S. subsidiary, would be the borrower, which we refer to as the U.S. Revolving Loan, and a CAD 28.5 million revolving loan facility, to which National Money Mart Company, our Canadian operating subsidiary would be the borrower, which we refer to as the Canadian Revolving Loan.

A portion of the U.S. Revolving Loan ($7.5 million) terminates on October 30, 2011, and the remainder ($67.5 million) will terminate on December 31, 2014. The portion of the U.S. Revolving Loan that expires on October 30, 2011 bears an interest rate of LIBOR (but not less than 2%) plus 375 basis points, subject to reductions as we reduce our leverage. The portion that expires on December 31, 2014 bears an interest rate of LIBOR (but not less than 2%) plus 500 basis points, subject to reductions as we reduce our leverage. The U.S. Revolving Loan may be subject to mandatory reduction and to mandatory prepayment, principally in an amount equal to 50% of excess cash flow (as defined in the credit agreement). Our borrowing capacity under the U.S. Revolving Loan is limited to the lesser of the total commitment of $75.0 million or 85% of certain domestic liquid assets plus $30.0 million. Up to $30.0 million may be used in connection with letters of credit. At June 30, 2010, our borrowing capacity under the U.S. Revolving Loan was $65.4 million. There was no indebtedness outstanding under the U.S. Revolving Loan as of June 30, 2010 and $13.6 million outstanding in letters of credit issued by Wells Fargo Bank, N.A. which guarantee the performance of certain of our contractual obligations.

A portion of the Canadian Revolving Loan (CAD 2.7 million) terminates on October 30, 2011, and the remainder (CAD 25.8 million) will terminate on December 31, 2014. The portion that expires on October 30, 2011 bears an interest rate of CDOR (but not less than 2%) plus 375 basis points, subject to reductions as we reduce our leverage. The portion that expires on December 31, 2014 bears an interest rate of CDOR (but not less than 2%) plus 500 basis points, subject to reductions as we reduce our leverage. The facility may be subject to mandatory reduction and mandatory prepayment, principally in an amount equal to 50% of excess cash flow (as defined in the credit agreement). Our borrowing capacity under the Canadian Revolving Loan is limited to the lesser of the total commitment of CAD 28.5 million or 85% of certain combined liquid assets of our Canadian and United Kingdom subsidiaries, National Money Mart Company and Dollar Financial U.K. Limited, and their respective subsidiaries. At June 30, 2010, the borrowing capacity was CAD 28.5 million. There was no outstanding indebtedness under the Canadian Revolving Loan at June 30, 2010.

United Kingdom Overdraft Facility In the third quarter of fiscal 2008, our U.K subsidiary entered into an overdraft facility which provides for a commitment of up to GBP 5.0 million. There was no outstanding indebtedness under the United Kingdom facility at June 30, 2010. We have the right of offset under the overdraft facility, by which we net our cash bank accounts with our lender and the balance on the overdraft facility. Amounts outstanding under the United Kingdom overdraft facility bear interest at a rate of the Bank Base Rate (0.5% at June 30, 2010) plus 2.0%. Interest accrues on the net amount of the overdraft facility and the cash balance.

Long-Term Debt As of June 30, 2010, our long term debt consisted of $596.7 million of 10.375% senior notes due 2016, which we refer to as the 2016 notes, issued by our Canadian subsidiary, National Money Mart Company, $38.3 million of our 2.875% convertible notes due 2027, which we refer to as the 2027 notes, $84.9 million of our 3.00% convertible notes due 2028, which we refer to as the 2028 notes and $5.4 million of term loan owed by the recently acquired pawn business by our U.K. subsidiary in the fourth quarter of fiscal 2010.

Through a series of privately negotiated transactions with certain holders of our 2027 notes in December 2009, pursuant to which such the holders exchanged an aggregate of $120.0 million principal amount of the 2027 notes held by such holders for an equal aggregate principal amount of our new 2028 notes. Holders have the right to convert the 2028 notes into cash and, if applicable, shares of our common stock upon the satisfaction of certain conditions. The initial conversion rate of the 2028 notes is 34.5352 per $1,000 principal amount of 2028 notes (equivalent to an initial conversion price of approximately $28.956 per share). The 2028 notes accrue interest at a rate of 3.00% per annum and mature on April 1, 2028.

In February 2010, we repurchased $35.2 million aggregate principal amount of our 2027 notes in privately negotiated transactions with three of the holders of the 2027 notes. The purchase price paid was 91% of the stated principal amount of the repurchased 2027 notes for an aggregate price of $32.0 million.

On December 23, 2009, our Canadian subsidiary, National Money Mart Company, sold pursuant to Rule 144A under the Securities Act of 1933, as amended, $600 million aggregate principal amount of the 2016 notes. The 2016 notes will mature on December 15, 2016.

Operating Leases. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of June 30, 2010, excluding periodic interest payments, include the following (in thousands):

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Revolving credit facilities	$ 2,722	$ 2,722	$ —	$ —	$ —
Long-term debt:					
10.375% Senior Notes due 2016	600,000	—	—	—	600,000
2.875% Senior Convertible Notes due 2027	44,800	—	—	—	44,800
3.0% Senior Convertible Notes due 2028	120,000	—	—	—	120,000
Other Notes Payable	5,979	561	5,418	—	—
Obligations under Canadian Class Action Settlement Agreements Payable in Cash	32,283	25,211	7,072	—	—
Operating lease obligations	154,046	36,734	54,259	32,532	30,521
Total contractual cash obligations	$959,830	$65,228	$66,749	$32,532	$795,321

We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, build de novo stores and effectuate various acquisitions and make payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.

Impact of Inflation

We do not believe that inflation has a material impact on our earnings from operations.

Impact of Recent Accounting Pronouncements

There are no material recently issued accounting pronouncements that we have not yet adopted.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Generally

In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates and currency translation exchange rates. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

- interest rates on revolving credit facilities; and
- foreign exchange rates generating translation gains and losses.

We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by U.S. generally accepted accounting principles or GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

Interest Rate Risk

Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our Board of Directors. Our revolving credit facilities carry variable rates of interest. With the repayment of its legacy variable rate term credit facilities during fiscal 2010 with the proceeds of a fixed rate bond issuance without termination of its Canadian cross currency swaps hedging the debt, we are exposed to adverse changes in interest rates through the swap that will likely have an impact on our future consolidated statement of financial position. See the section entitled "Cross Currency Interest Rate Swaps".

Foreign Currency Exchange Rate Risk

Put Options

Operations in the United Kingdom and Canada have exposed us to shifts in currency valuations. From time to time, we may elect to purchase put options in order to protect certain earnings in the United Kingdom and Canada against the translational impact of foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At June 30, 2010, we did not hold any put options. At times throughout the year we used purchased options designated as cash flow hedges to protect against certain of the foreign currency exchange rate risks inherent in our forecasted earnings denominated in currencies other than the U.S. dollar. These cash flow hedges have a duration of less than 12 months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in other expense (income), net on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of June 30, 2010, no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness from these cash flow hedges for fiscal 2010.

Canadian operations (exclusive of unrealized foreign exchange losses of $2.2 million, loss on extinguishment of debt of $3.6 million, litigation expense of $22.6 million, loss on derivatives not designated as hedges of $12.9 million and the loss on store closings of $0.9 million) accounted for approximately 56.7% of consolidated pre-tax earnings, adjusted for the items referred to above, for the twelve months ended June 30, 2010 and 93.3% of consolidated pre-tax earnings (exclusive of litigation expense of $57.5 million and the loss on store closings of $3.0 million) for the twelve months ended June 30, 2009. U.K. operations (exclusive of the loss on extinguishment of debt of $4.7 million and unrealized foreign exchange translation losses of $8.0 million) accounted for approximately 57.2% of consolidated pre-tax earnings for the twelve months ended June 30, 2010 and 43.9% of consolidated pre-tax earnings (exclusive of the unrealized foreign exchange translation gain of $5.5 million) for the twelve months ended June 30, 2009. U.S. operations (exclusive of the loss on extinguishment of debt of $1.2 million, litigation expense of $6.4 million and losses on store closings of $2.4 million) accounted for approximately 12.7% of consolidated pre-tax earnings for the twelve months ended June 30, 2010 and 37.2% of consolidated pre-tax earnings (exclusive of litigation expense of $0.4 million and losses on store closings of $7.2 million) for the twelve months ended June 30, 2009. As currency exchange rates change, translation of the financial results of the Canadian and U.K. operations into U.S. dollars will be impacted. Changes in exchange rates have resulted in cumulative translation adjustments increasing our net assets by $13.3 million. These gains and losses are included in other comprehensive income.

We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive of losses on extinguishment of debt of $8.4 million, unrealized foreign exchange translation losses of $10.2 million, losses on derivatives not designated as hedges of $12.9 million, litigation expense of $22.6 million and losses on store closings of $0.9 million) by approximately $9.2 million for the twelve months ended June 30, 2010 and $9.7 million (exclusive of the unrealized foreign exchange translation gain of $5.5 million, litigation expense of $57.5 million and losses on store closings of $3.2 million) for the twelve months ended June 30, 2009. This impact represents 11.3% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2010 and 13.7% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2009. It should also be noted that a 10% change in the Canadian exchange rate would additionally impact reported pre-tax earnings from continuing operations by approximately $21.8 million for the year ended June 30, 2010 related to the translational effect of net Canadian liabilities denominated in a currency other than the Canadian Dollar.

Cross-Currency Interest Rate Swaps

In December 2006, we entered into cross-currency interest rate swaps to hedge against the changes in cash flows of our legacy U.K. and Canadian term loans denominated in a currency other than our foreign subsidiaries' functional currency.

In December 2006, our U.K. subsidiary, Dollar Financial U.K. Limited, entered into a cross-currency interest rate swap with a notional amount of GBP 21.3 million that was set to mature in October 2012. Under the terms of this swap, Dollar Financial U.K. Limited paid GBP at a rate of 8.45% per annum and Dollar Financial U.K. Limited received a rate of the three-month EURIBOR plus 3.00% per annum on EUR 31.5 million. In December 2006, Dollar Financial U.K. Limited also entered into a cross-currency interest rate swap with a notional amount of GBP 20.4 million that was set to mature in October 2012. Under the terms of this cross-currency interest rate swap, we paid GBP at a rate of 8.36% per annum and we received a rate of the three-month LIBOR plus 3.00% per annum on US$40.0 million.

On December 23, 2009, the Company used a portion of the net proceeds of its $600 million Senior Note Offering to prepay $350 million of the $368.6 million outstanding term loans. As a result, the Company discontinued prospectively hedge accounting on its Canadian cross-currency swaps. In accordance with the provisions of FASB Codification Topic Derivatives and Hedging, we will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

On a quarterly basis, the cross-currency interest rate swap agreements call for the exchange of 0.25% of the original notional amounts after giving effect to the $350 million prepayment. Upon maturity, these cross-currency interest rate swap agreements call for the exchange of the remaining notional amounts. Prior to December 23, 2009 these derivative contracts were designated as cash flow hedges for accounting purposes. Because these derivatives were designated as cash flow hedges, we recorded the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings. Subsequent to December 23, 2009, the swaps are no longer designated as hedges therefore we record foreign exchange re-measurement gains and losses related to the term loans and also record the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in our consolidated statements of operations. The aggregate fair market value of the cross-currency interest rate swaps at June 30, 2010 is a liability of $47.4 million and is included in fair value of derivatives on the balance sheet. During fiscal 2010 we recorded $12.9 million in earnings related to the ineffective portion of these cash flow hedges.

On January 14, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 183.6 million to which National Money Mart Company is a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment eliminates financial covenants and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elect to terminate our revolving credit facility prior to the maturity of the swap in October 2012. On February 8, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 145.3 million to which National Money Mart Company is a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment includes financial covenants identical to those in the Company's amended credit facility and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elect to terminate our revolving credit facility prior to the maturity of the swap in October 2012. We agreed to pay a higher rate on both of the interest rate swaps in order to secure these amendments, the impact of which resulted in a non-cash $9.2 million charge in the statement of operations.

Item 8. *FINANCIAL STATEMENTS*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Dollar Financial Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of June 30, 2010, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Ernst & Young LLP, our independent registered public accounting firm, which audited our financial statements included in this report, has audited the effectiveness of our internal control over financial reporting as of June 30, 2010. Their report is included herein.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer
August 31, 2010

/s/ Randy Underwood

Randy Underwood
Executive Vice President and
Chief Financial Officer
August 31, 2010

/s/ William M. Athas

William M. Athas
Senior Vice President of Finance and
Corporate Controller
August 31, 2010

/s/ Pete Sokolowski

Pete Sokolowski
Senior Vice President of Finance
and Corporate Treasurer
August 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Dollar Financial Corp.

We have audited Dollar Financial Corp.'s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dollar Financial Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dollar Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dollar Financial Corp. as of June 30, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2010 of Dollar Financial Corp. and our report dated August 31, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Dollar Financial Corp.

We have audited the accompanying consolidated balance sheets of Dollar Financial Corp. as of June 30, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar Financial Corp. at June 30, 2010 and 2009 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Dollar Financial Corp.'s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 31, 2010

DOLLAR FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	June 30, 2009	June 30, 2010
ASSETS		
Current Assets		
Cash and cash equivalents	$ 209,602	$ 291,294
Loans receivable, net:		
Loans receivable	126,826	155,158
Less: Allowance for loan losses	(12,132)	(16,846)
Loans receivable, net	114,694	138,312
Loans in default, net of an allowance of $17,000 and $14,448	6,436	7,260
Other receivables	7,299	17,263
Prepaid expenses and other current assets	22,794	25,766
Current deferred tax asset, net of valuation allowance of $4,816 and $4,861	39	978
Total current assets	360,864	480,873
Deferred tax asset, net of valuation allowance of $84,972 and $80,153	27,062	22,585
Property and equipment, net of accumulated depreciation of $99,803 and $117,169	58,614	67,537
Goodwill and other intangibles	454,347	608,986
Debt issuance costs, net of accumulated amortization of $6,815 and $3,510	9,869	18,654
Other	10,709	15,986
Total Assets	$ 921,465	$1,214,621
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 36,298	$ 44,885
Income taxes payable	14,834	6,192
Accrued expenses and other liabilities	70,588	92,573
Debt due within one year	5,880	3,283
Current deferred tax liability	71	295
Total current liabilities	127,671	147,228
Fair value of derivatives	10,223	47,381
Long-term deferred tax liability	18,876	24,046
Long-term debt	530,425	725,309
Other non-current liabilities	25,192	52,314
Stockholders' equity:		
Common stock, $.001 par value: 55,500,000 shares authorized; 24,102,985 shares and 24,359,459 shares issued and outstanding at June 30, 2009 and June 30, 2010, respectively	24	24
Additional paid-in capital	311,301	331,090
Accumulated deficit	(110,581)	(115,480)
Accumulated other comprehensive income	8,018	2,686
Total Dollar Financial Corp. stockholders' equity	208,762	218,320
Non-controlling interest	316	23
Total stockholders' equity	209,078	218,343
Total Liabilities and Stockholders' Equity	$ 921,465	$1,214,621

See notes to consolidated financial statements

DOLLAR FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except share and per share amounts)

	Year Ended June 30,		
	2008	2009	2010
Revenues:			
Check cashing	$ 196,580	$ 164,598	$ 149,474
Fees from consumer lending	282,480	266,506	319,465
Money transfer fees	27,512	26,823	27,464
Pawn service fees and sales	12,116	13,794	19,899
Other	53,496	56,132	94,625
Total revenues	572,184	527,853	610,927
Operating expenses:			
Salaries and benefits	159,363	145,716	153,976
Provision for loan losses	58,458	52,136	45,876
Occupancy	43,018	41,812	43,280
Depreciation	13,663	13,075	14,334
Returned checks, net and cash shortages	20,360	16,021	9,038
Maintenance and repairs	11,962	11,836	11,867
Advertising	9,398	8,359	16,692
Bank charges and armored carrier service	13,494	13,357	13,892
Other	43,238	43,737	55,632
Total operating expenses	372,954	346,049	364,587
Operating margin	199,230	181,804	246,340
Corporate and other expenses:			
Corporate expenses	70,859	68,217	86,824
Other depreciation and amortization	3,902	3,827	7,325
Interest expense, net	44,378	43,696	68,932
Loss on extinguishment of debt	97	—	9,531
Unrealized foreign exchange (gain) loss	—	(5,499)	10,145
Loss (gain) on derivatives not designated as hedges	185	(45)	12,948
Provision for litigation settlements	345	57,920	29,074
Loss on store closings	993	10,340	3,314
Other (income) expense, net	(908)	(4,853)	2,070
Income before income taxes	79,379	8,201	16,177
Income tax provision	36,015	15,023	21,369
Net income (loss)	$ 43,364	$ (6,822)	$ (5,192)
Less: Net loss attributable to non-controlling interests	—	—	(293)
Net income (loss) attributable to Dollar Financial Corp.	$ 43,364	$ (6,822)	$ (4,899)
Net income (loss) per share attributable to Dollar Financial Corp.:			
Basic	$ 1.80	$ (0.28)	$ (0.20)
Diluted	$ 1.77	$ (0.28)	$ (0.20)
Weighted average shares outstanding:			
Basic	24,106,392	24,012,705	24,106,565
Diluted	24,563,229	24,012,705	24,106,565

See accompanying notes.

DOLLAR FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Non-Controlling Interest	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
	Shares	Amount					
Balance, June 30, 2007	24,133,800	$24	$305,376	$(147,123)	$ —	$ 41,622	$199,899
Comprehensive income (loss)							
Foreign currency translation						302	302
Cash Flow Hedges						(7,870)	(7,870)
Net income				43,364			43,364
Total comprehensive income							35,796
Restricted stock grants	53,108						
Stock options exercised	79,544		1,055				1,055
Vested portion of granted restricted stock and restricted stock units			923				923
Retirement of common stock	(37,274)						
Other stock compensation			1,759				1,759
Balance, June 30, 2008	24,229,178	24	309,113	(103,759)	—	34,054	239,432
Comprehensive income (loss)							
Foreign currency translation						(17,884)	(17,884)
Cash Flow Hedges						(8,152)	(8,152)
Net loss				(6,822)			(6,822)
Total comprehensive loss							(32,858)
Restricted stock grants	180,655						
Stock options exercised	260,545		3,317				3,317
Vested portion of granted restricted stock and restricted stock units			3,626				3,626
Purchase and retirement of treasury shares	(535,799)		(7,492)				(7,492)
Retirement of common stock	(31,594)						
Other stock compensation			2,737				2,737
Purchase of Optima, S.A.					316		316
Balance, June 30, 2009	24,102,985	24	311,301	(110,581)	316	8,018	209,078
Comprehensive income (loss)							
Foreign currency translation						(7,753)	(7,753)
Cash Flow Hedges						2,421	2,421
Net loss				(4,899)			(4,899)
Total comprehensive loss							(10,231)
Restricted stock grants	231,084						
Stock options exercised	88,508		1,458				1,458
Vested portion of granted restricted stock and restricted stock units			2,843				2,843
Retirement of common stock	(63,118)						
Other stock compensation			2,971				2,971
Net loss attributable to non-controlling interest					(293)		(293)
Debt Discount			32,897				32,897
Retirement of Debt Discount			(20,380)				(20,380)
Balance, June 30, 2010	24,359,459	$24	$331,090	$(115,480)	$ 23	$ 2,686	$218,343

See accompanying notes.

DOLLAR FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended June 30,		
	2008	2009	2010
Cash flows from operating activities:			
Net income (loss)	$ 43,364	$ (6,822)	$ (4,899)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	20,624	19,912	25,027
Loss on extinguishment of debt	97	—	9,531
Change in fair value of derivatives not designated as hedges	—	—	3,597
Provision for loan losses	58,458	52,136	45,876
Non-cash stock compensation	2,682	6,363	5,814
Non-controlling interest	—	—	(293)
Losses on disposal of fixed assets	518	3,232	1,242
Unrealized foreign exchange (gain) loss	—	(5,499)	9,914
Deferred tax provision (benefit)	5,972	(10,549)	651
Accretion of debt discount and deferred issuance costs	8,142	8,933	13,423
Change in assets and liabilities (net of effect of acquisitions):			
Increase in loans and other receivables	(76,478)	(44,342)	(66,738)
Increase in prepaid expenses and other	(9,943)	(5,563)	(3,611)
Provision for litigation settlements	—	49,219	24,603
Increase (decrease) in accounts payable, accrued expenses and other liabilities	27,320	(7,816)	22,567
Net cash provided by operating activities	80,756	59,204	86,704
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(143,428)	(26,219)	(155,052)
Additions to property and equipment	(23,528)	(15,735)	(29,395)
Net cash used in investing activities	(166,956)	(41,954)	(184,447)
Cash flows from financing activities:			
Decrease in restricted cash	1,014	—	—
Proceeds from issuance of 10.375% Senior Notes	—	—	596,388
Proceeds from termination of cross currency swaps	—	14,353	—
Proceeds from the exercise of stock options	1,055	3,317	1,458
Repurchase of common stock	—	(7,492)	—
Repayment of term loan notes	—	—	(369,241)
Other debt payments	(4,391)	(3,619)	(6,992)
Repayment of 9.75% Senior Notes due 2011	(2,179)	—	—
Repurchase of 2.875% Senior Convertible Notes due 2027	—	—	(32,032)
Net increase (decrease) in revolving credit facilities	5,243	(3,762)	—
Payment of debt issuance costs	(454)	(128)	(19,790)
Net cash provided by financing activities	288	2,669	169,791
Effect of exchange rate changes on cash and cash equivalents	4,681	(20,031)	9,644
Net (decrease) increase in cash and cash equivalents	(81,231)	(112)	81,692
Cash and cash equivalents at beginning of period	290,945	209,714	209,602
Cash and cash equivalents at end of period	$ 209,714	$209,602	$ 291,294
Supplemental disclosures of cash flow information:			
Interest paid	$ 37,843	$ 32,946	$ 48,349
Income taxes paid	$ 29,241	$ 25,788	$ 22,852

See accompanying notes.

1. Organization and Business

The accompanying consolidated financial statements are those of Dollar Financial Corp. and its wholly-owned subsidiaries (collectively, the "Company"). Dollar Financial Corp. is the parent company of Dollar Financial Group, Inc. ("OPCO"). The activities of Dollar Financial Corp. consist primarily of its investment in OPCO. Dollar Financial Corp. has no employees or operating activities.

Dollar Financial Corp. is a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. The Company operates a store network through OPCO. The Company, through its subsidiaries, provides retail financial services to the general public through a network of 1,180 locations (of which 1,058 are company owned) operating principally as Money Mart®, The Money Shop, Loan Mart®, Insta-Cheques® and The Check Cashing Store in 17 states, Canada, the United Kingdom and the Republic of Ireland. This network includes 1,173 locations (including 1,058 company-owned) in 15 states, Canada, the United Kingdom and the Republic of Ireland offering financial services including check cashing, single-payment consumer loans, sale of money orders, money transfer services, foreign currency exchange and various other related services. The Company also provides financial services to the general public in Poland through in-home servicing. The Company's network also includes a U.K. and Canadian Internet-based consumer lending business as well as a U.K. based merchant cash advance business that primarily provides working capital to small retail businesses by providing cash advances against a future receivable calculated as a percentage of future credit card receipts.

Through Dealers' Financial Services, LLC and its wholly owned subsidiary, Dealers' Financial Services Reinsurance Ltd. (together, "DFS"), the Company provides fee based services to enlisted military personnel seeking to purchase new and used vehicles who make applications for auto loans that are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States.

The Company's common stock trades on the NASDAQ Global Select Market under the symbol "DLLR".

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, loss reserves, valuation allowance for income taxes, litigation reserves and impairment assessment of goodwill and other intangible assets and litigation reserves. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on net income or stockholders' equity.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

With respect to company-operated stores, revenues from the Company's check cashing, money order sales, money transfer and other miscellaneous services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

With respect to the Company's franchised locations, the Company recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. The Company's standard franchise agreement grants to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by the Company. As part of the franchise agreement, the Company provides certain pre-opening assistance and after the franchised location has opened, the Company also provides updates to the software, samples of certain advertising and promotional materials and other post-opening assistance.

For single-payment consumer loans that the Company makes directly (company-funded loans), which have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. The Company's reserve policy regarding these loans is summarized below in "Company-Funded Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of our retail financial services locations in the United Kingdom. We also operate two traditional pawn shops in Edinburgh and Glasgow, Scotland, and three pawn shops in London, England specializing in high value gold jewelry, watches and diamonds. Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). At the time of pledge, the loan is recorded and interest and fees are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pawned item will go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Excess funds received from the sale are repaid to the customer. As with our single-payment consumer loans, revenues are recognized using the interest rate method and loan origination fees are recognized as an adjustment to the yield on the related loan.

DFS fee income associated with originated loan contracts is recognized as revenue by the Company concurrent with the funding of loans by the lending financial institution. The Company also earns additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Loans Receivable, Net

Unsecured short-term and longer-term installment loans that the Company originates on its own behalf are reflected on the balance sheet in loans receivable, net. Loans receivable, net are reported net of a reserve related to consumer lending as described below in the company-funded consumer loan loss reserves policy.

2. Summary of Significant Accounting Policies (continued)

Loans in Default

Loans in default consist of short-term consumer loans originated by the Company which are in default status. An allowance for the defaulted loans receivable is established and is included in the loan loss provisions in the period that the loan is placed in default status. The reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current and expected collection patterns and current economic trends is included with the Company's loan loss provisions. If the loans remain in a defaulted status for an extended period of time, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off.

Other receivables

Other receivables consist primarily of franchise and other third-party receivables.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which vary from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including renewal options that are reasonably assured) or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with ASC 350, (formerly, Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*,") goodwill is assigned to reporting units, which the Company has determined to be its reportable operating segments of United States Retail, Canada, the United Kingdom, DFS and Poland (which is reported in Other). The Company also has a corporate reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The determination of the operating segments being equivalent to the reporting units for goodwill allocation purposes is based upon our overall approach to managing our business along operating segment lines, and the consistency of the operations within each operating segment. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, the Company is required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company is then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company is required to perform a second step to the impairment test, as this is an indication that the reporting unit goodwill may be impaired. If, after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss is recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights and DFS' MILES program, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business

2. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

The Company considers the goodwill impairment and indefinite intangible impairment process to be one of the critical accounting estimates used in the preparation of its consolidated financial statements. The Company estimates the fair value of its reporting units using a discounted cash flow analysis. This analysis requires the Company to make various judgmental assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on the Company's budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the Company's long-term business plan period. The Company performs its goodwill impairment test annually as of June 30, and its reacquired franchise rights impairment test annually as of December 31. At the date of its last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, the Company may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if it experiences a significant disruption to its business, unexpected significant declines in its operating results, divestiture of a significant component of its business, a sustained decline in market capitalization, particularly if it falls below the Company's book value, or a significant change to the regulatory environment in which the Company operate. While the Company believes that it has made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible a material change could occur, including if actual experience differs from the assumptions and considerations used in the Company's analyses. These differences could have a material adverse impact on the consolidated results of operations, and cause the Company to perform the second step impairment test, which could result in a material impairment of the Company's goodwill. The Company will continue to monitor its actual cash flows and other factors that may trigger a future impairment in the light of the continuing global downturn.

Debt Issuance Costs

Debt issuance costs are amortized using the effective yield method over the remaining term of the related debt (see Note 7).

Operating Expenses

The direct costs incurred in operating the Company's business have been classified as operating expenses. Operating expenses include salaries and benefits of store and regional employees, provisions for loan losses, rent and other occupancy costs, depreciation of property and equipment used to operate our business, bank charges, armored carrier services, returned checks, net and cash shortages, advertising, maintenance and repairs and other costs incurred by the stores. Excluded from operating expenses are the corporate expenses of the Company, which include salaries and benefits of corporate employees, professional fees and travel costs.

Company-Funded Consumer Loan Loss Reserves Policy

The Company maintains a loan loss reserve for anticipated losses for consumer loans that the Company directly originates. To estimate the appropriate level of loan loss reserves, the Company considers known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical loans charged off, current collection patterns and current economic trends. The Company's current loan loss reserve is based on its net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans

2. Summary of Significant Accounting Policies (continued)

Company-Funded Consumer Loan Loss Reserves Policy (continued)

that the Company makes directly. As these conditions change, the Company may need to make additional allowances in future periods.

Generally, when a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off.

Check Cashing Returned Item Policy

The Company charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks.

Income Taxes

As part of the process of preparing the consolidated financial statements, the Company is required to estimate our income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, the Company establishes a valuation allowance. The Company intends to reinvest our foreign earnings and a result, they do not provide a deferred tax liability on foreign earnings.

The Company accounts for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Codification Statement ("ASC") 740, *Income Taxes* ("ASC 740"). The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs charged to expense were $9.4 million, $8.4 million and $16.7 million for the three years ended June 30, 2008, 2009 and 2010, respectively.

Fair Value of Financial Instruments

The fair value of the Company's 2.875% Senior Convertible Notes due 2027 issued by Dollar Financial Corp. (the "2027 Notes"), the 3.00% Senior Convertible Notes due 2028 (the "2028 Notes") and the

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

10⅞% Senior Notes due 2016 issued by the Company's Canadian subsidiary, National Money Mart Company (the "2016 Notes"), are based on broker quotations.

The total fair value of the 2027 Notes and the 2028 Notes were approximately $40.0 million and $143.5 million, respectively, at June 30, 2010. These fair values relate to the face value of the 2027 Notes and the 2028 Notes, and not the carrying value recorded on the Company's balance sheet. The fair value of the 2016 Notes was approximately $609.0 million at June 30, 2010.

The Company's financial instruments consist of cash and cash equivalents, derivatives, loan and other consumer lending receivables, which are short-term in nature and their fair value approximates their carrying value net of allowance for loan loss.

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Put Options

Operations in the United Kingdom and Canada expose the Company to shifts in currency valuations. From time to time, the Company purchases put options in order to protect aspects of the Company's operations in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options are generally used because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts. The Company has designated the purchased put options as cash flow hedges of the foreign exchange risk associated with the forecasted purchases of foreign-currency-denominated investment securities. These cash flow hedges have maturities of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other

2. Summary of Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities (continued)

comprehensive income as a separate component of stockholders' equity and are subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. Any ineffective portion of the gain or loss is reported in other income/expense on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged forecasted transactions, both of which are based on forward rates.

Cross-Currency Interest Rate Swaps

From time to time, the Company enters into cross-currency interest rate swaps to protect against changes in cash flows attributable to changes in both the benchmark interest rate and foreign exchange rates on its foreign denominated variable rate term loan borrowing. In the past, the Company designated derivative contracts as cash flow hedges for accounting purposes. The Company recorded foreign exchange re-measurement gains and losses related to the term loans and also records the changes in fair value of the cross-currency swaps each period in loss/gain on derivatives not designated as hedges in the Company's consolidated statements of operations. Because these derivatives were designated as cash flow hedges, the Company recorded the effective portion of the after-tax gain or loss in other comprehensive income, which was subsequently reclassified to earnings in the same period that the hedged transactions affect earnings.

At such time that the derivatives no longer met the requirements of hedge accounting and to the extent that third party debt remained outstanding, the Company concluded that the original hedged transactions were still probable of occurring. Therefore, in accordance with the Derivatives and Hedging Topic of the FASB Codification, the Company continued to report the net gain or loss related to the discontinued cash flow hedges in other accumulated comprehensive income and is subsequently reclassifying such amounts into earnings over the remaining original term of the derivative as the hedged forecasted transactions are recognized in earnings.

Foreign Currency Translation and Transactions

The Company operates financial service outlets in Canada, the United Kingdom and Poland. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with U.S. generally accepted accounting principles. All balance sheet accounts are translated at the current exchange rate at each period end and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions including the revaluation of non-functional denominated debt are included in other expense (income), net.

Earnings per Share

Basic earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding, after adjusting for the dilutive effect of

2. Summary of Significant Accounting Policies (continued)

Earnings per Share (continued)

stock options. The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share (in thousands):

	Year Ended June 30,		
	2008	2009	2010
Net income (loss) attributable to Dollar Financial Corp.	$43,364	$ (6,822)	$ (4,899)
Reconciliation of denominator:			
Weighted average number of common shares outstanding — basic(1)	24,106	24,013	24,107
Effect of dilutive stock options(2)	429	—	—
Effect of unvested restricted stock and restricted stock unit grants(2)	28	—	—
Weighted average number of shares of common stock outstanding — diluted	24,563	24,013	24,107

(1) Excludes 52, 105 and 101 shares of unvested restricted stock which are included in total outstanding shares of common stock as of June 30, 2008, 2009 and 2010, respectively. The dilutive effect of restricted stock is included in the calculation of diluted earnings per share using the treasury stock method.

(2) The effect of dilutive stock options was determined under the treasury stock method. Due to the net losses during fiscal 2009 and fiscal 2010, the effect of the dilutive options and unvested shares of restricted stock and restricted stock unit grants were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (the "FASB") issued Accounting Codification Statement ("ASC") 805-10 (formerly SFAS 141R), *Business Combinations*. This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. This Statement retains the fundamental requirements that the acquisition method of accounting be used for all business combinations. This Statement expands the scope to include all business combinations and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values as of the acquisition date. Additionally, the Statement changes the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at their full fair values. The Company adopted the provisions of this Statement on July 1, 2009.

In December 2007, the FASB issued ASC 810-10 (formerly SFAS 160), *Non-controlling Interests in Consolidated Financial Statements*. This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this Statement requires that consolidated net income include the amounts attributable to both the parent and the non-controlling interest. The Company adopted the provisions of this Statement on July 1, 2009. As a result of the adoption of this standard, the Company restated all periods presented to retroactively give effect to this change.

In May 2008, the FASB issued ASC 470-20 (formerly FSP APB 14-1), *Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement)*. The Statement requires

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. The objective of the guidance is to require the liability and equity components of convertible debt to be separately accounted for in a manner such that the interest expense recorded on the convertible debt would not equal the contractual rate of interest on the convertible debt but instead would be recorded at a rate that would reflect the issuer's conventional debt borrowing rate. This is accomplished through the creation of a discount on the debt that would be accreted using the effective interest method as additional non-cash interest expense over the period the debt is expected to remain outstanding. The Statement was adopted by the Company on July 1, 2009 and was applied retroactively to all periods presented. The adoption impacted the accounting for the 2027 Notes and, after their issuance in December 2009, the 2028 Notes, resulting in additional interest expense of approximately $7.8 million, $8.6 million and $8.9 million in fiscal years 2008, 2009 and 2010, respectively. Also, the adoption of the Statement reduced the Company's debt balance by recording a debt discount of approximately $55.8 million, with an offsetting increase to additional paid in capital. Such amount will be accreted over the remaining expected life of the debt.

In June, 2009, the FASB issued ASC 105-10 (formerly SFAS 168), *Accounting Standards Codification™* and the Hierarchy of Generally Accepted Accounting Principles. The Statement establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted this Statement for the quarterly period ended September 30, 2009, as required.

On January 21, 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements.* The standard amends ASC Topic 820, *Fair Value Measurements and Disclosures* to require additional disclosures related to transfers between levels in the hierarchy of fair value measurement. The standard does not change how fair values are measured. The standard is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted this Statement for the quarterly period ended March 31, 2010, as required, and adoption has not had a material impact on the Company's consolidated financial statements.

3. Supplementary Cash Flow Information

Non-Cash Transactions

In fiscal 2010, the Company wrote-off $9.5 million related to losses on extinguishment of debt, consisting of $5.0 million of unamortized deferred issuance costs related to the Company's amended and restated credit agreement, $3.9 million of non-cash interest from the terminated U.K. cross-currency swaps and $0.6 million of charges related to the repurchase of $35.2 million aggregate principal amount of the 2027 Notes in February 2010.

4. Stock Based Compensation Plan

The Company's 2005 Stock Incentive Plan (the "2005 Plan") provides that 1,718,695 shares of its common stock may be awarded to employees or consultants of the Company. The awards, at the discretion of the Company's Board of Directors, may be issued as nonqualified stock options, incentive stock options or restricted stock awards. The number of shares issued under the 2005 Plan is subject to adjustment as specified in the 2005 Plan provisions. No options may be granted under the 2005 Plan after January 24, 2015.

4. Stock Based Compensation Plan (continued)

On November 15, 2007, at the Company's 2007 Annual Meeting of Stockholders, the stockholders adopted the Company's 2007 Equity Incentive Plan (the "2007 Plan"). The 2007 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock unit awards and performance awards (collectively, the "Awards") to officers, employees, non-employee members of the Board, independent consultants and contractors of the Company and any parent or subsidiary of the Company. The maximum aggregate number of shares of the Company's common stock that may be issued pursuant to Awards granted under the 2007 Plan is 2,500,000, provided, however, that no more than 1,250,000 shares of the Company's common stock may be awarded as restricted stock or restricted stock unit Awards. The shares of the Company's common stock that may be issued under the 2007 Plan may be authorized, but unissued, or reacquired shares of common stock. No grantee may receive an Award relating to more than 500,000 shares of the Company's common stock in the aggregate per fiscal year under the 2007 Plan.

Stock options and stock appreciation rights granted under the aforementioned plans have an exercise price equal to the closing price of the Company's common stock on the date of grant. To date, no stock appreciation rights have been granted under either plan.

Compensation expense related to share-based compensation included in the statement of operations for the twelve months ended June 30, 2008, 2009 and 2010 was $2.6 million, $4.1 million and $4.9 million, respectively, net of related tax effects.

The following table presents information on stock options:

		Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Options outstanding at June 30, 2007 (1,020,716 shares exercisable)	1,297,600	$15.58		
Granted	383,680	$18.12		
Exercised	(79,544)	$13.25		
Forfeited	(59,373)	$17.68		
Options outstanding at June 30, 2008 (1,028,778 shares exercisable)	1,542,363	$16.25		
Granted	457,723	$ 8.49		
Exercised	(260,545)	$12.73		
Forfeited	(164,357)	$16.42		
Options outstanding at June 30, 2009 (911,623 shares exercisable)	1,575,184	$14.56		
Granted	489,657	$17.99		
Exercised	(88,508)	$16.48		
Forfeited	(37,610)	$15.18		
Options outstanding at June 30, 2010	1,938,723	$15.33	7.5	$9.9
Exercisable at June 30, 2010	1,199,015	$15.46	6.5	$6.1

The aggregate intrinsic value in the above table reflects the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the period and the exercise price of the

4. Stock Based Compensation Plan (continued)

options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on June 30, 2010. The intrinsic value of the Company's stock options changes based on the closing price of the Company's common stock. The total intrinsic value of options exercised for the years ended June 30, 2008, 2009 and 2010 was $1.1 million, $1.5 million and $0.7 million, respectively. As of June 30, 2010, the total unrecognized compensation to be recognized over an estimated weighted-average period of 2.5 years related to stock options is expected to be $3.7 million. Cash received from stock options exercised for the twelve months ended June 30, 2009 and 2010 was $3.3 million and $1.5 million, respectively.

The weighted average fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the fiscal years ended 2008, 2009 and 2010:

	Year Ended June 30,		
	2008	2009	2010
Expected volatility	51.0%	49.6%	53.9%
Expected life (years)	6.0	5.8	5.9
Risk-free interest rate	3.68%	2.51%	2.97%
Expected dividends	None	None	None
Weighted average fair value	$ 9.50	$ 4.12	$ 9.52

Restricted stock awards granted under the 2005 Plan and 2007 Plan become vested (i) upon the Company attaining certain annual pre-tax earnings targets ("performance-based") and (ii) after a designated period of time ("time-based"), which is generally three years. Compensation expense is recorded ratably over the requisite service period based upon an estimate of the likelihood of achieving the performance goals. Compensation expense related to restricted stock awards is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

Information concerning restricted stock awards is as follows:

	Restricted Stock Awards	Weighted Average Price
Outstanding at June 30, 2007	111,151	$19.97
Granted	12,481	$29.42
Vested	(50,028)	$19.72
Forfeited	(21,299)	$21.36
Outstanding at June 30, 2008	52,305	$21.90
Granted	96,752	$ 9.38
Vested	(40,553)	$20.57
Forfeited	(3,046)	$18.49
Outstanding at June 30, 2009	105,458	$11.03
Granted	31,899	$22.86
Vested	(36,795)	$11.83
Outstanding at June 30, 2010	100,562	$14.49

Restricted Stock Unit awards (RSUs) granted under the 2005 Plan and 2007 Plan become vested after a designated period of time ("time-based"), which is generally on a quarterly basis over three years.

4. Stock Based Compensation Plan (continued)

Compensation expense is recorded ratably over the requisite service period. Compensation expense related to RSUs is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

Information concerning restricted stock unit awards is as follows:

	Restricted Stock Unit Awards	Weighted Average Grant
Outstanding at June 30, 2007	124,438	$28.53
Granted	163,595	$18.49
Vested	(39,818)	$28.35
Forfeited	(21,413)	$28.53
Outstanding at June 30, 2008	226,802	$21.32
Granted	306,336	$ 7.88
Vested	(102,883)	$21.81
Forfeited	(16,329)	$21.12
Outstanding at June 30, 2009	413,926	$11.25
Granted	480,889	$17.78
Vested	(266,460)	$14.21
Forfeited	(22,378)	$15.61
Outstanding at June 30, 2010	605,977	$14.97

As of June 30, 2010, there was $10.5 million of total unrecognized compensation cost related to unvested restricted share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of 1.8 years. The total fair value of shares vested during twelve months ended June 30, 2008, 2009 and 2010 was $2.1 million $3.1 million and $4.2 million, respectively.

5. Employee Retirement Plans

Retirement benefits are provided to substantially all U.S. full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. The Company will match 50% of each employee's contribution, up to 8% of the employee's compensation. The Company's foreign subsidiaries offer similar plans, the terms of which vary based on statutory requirements.

Total contributions charged to expense were $1.3 million, $1.2 million and $1.3 million for the years ended June 30, 2008, 2009 and 2010, respectively.

The Dollar Financial Corp. Deferred Compensation Plan's (the "Plan") primary purpose is to provide tax-advantageous asset accumulation for a select group of management and highly compensated employees. Eligible employees may elect to defer up to fifty percent of base salary and/or one hundred percent of bonus earned. The Administrator, a person appointed by the Company's Board of Directors, may further limit the minimum or maximum amount deferred by any plan participants, for any reason.

During fiscal 2007, the Compensation Committee of the Board of Directors approved discretionary contributions to the Plan in the amount of $1.1 million. Each such award was granted July 1, 2007 and vests ratably on an annual basis over a three-year period if, and only if, the Company attains certain strategic objectives as established by the Board of Directors for each fiscal year during the three-year period. The Company attained those strategic objectives for fiscal years 2008, 2009 and 2010.

5. Employee Retirement Plans (continued)

There were no discretionary contributions to the Plan approved by the Board of Directors during fiscal years 2008, 2009 or 2010.

Compensation expense related to discretionary contributions was $0.8, $0.7 million and $0.3 million for the years ended June 30, 2008, 2009 and 2010, respectively.

6. Property and Equipment and Supplementary Financial Information

Property and equipment at June 30, 2009 and 2010 consist of (in thousands):

	June 30,	
	2009	2010
Land	$ 156	$ 142
Leasehold improvements	61,986	70,361
Equipment and furniture	96,275	114,203
	158,417	184,706
Less: accumulated depreciation	(99,803)	(117,169)
Property and equipment, net	$ 58,614	$ 67,537

Depreciation expense amounted to $17.6 million, $16.9 million and $18.4 million for the years ended June 30, 2008, 2009 and 2010, respectively.

Current accrued expenses and other liabilities consist of the following (in thousands):

	June 30,	
	2009	2010
Accrued legal settlements(1)	$34,215	$40,187
Accrued payroll and incentives	14,649	25,853
Other accrued expenses and liabilities	21,724	26,533
Total accrued expenses and other liabilities	$70,588	$92,573

(1) Other long-term liabilities include an accrual for legal settlements of $11,425 and $37,755 at June 30, 2009 and 2010, respectively.

7. Debt

The Company had debt obligations at June 30, 2009 and June 30, 2010 as follows (in thousands):

	June 30,	
	2009	2010
National Money Mart Company 10.375% Senior Notes due December 15, 2016	$ —	$600,000
Issuance discount on 10.375% Senior Notes due 2016	—	(3,341)
Dollar Financial Corp. 2.875% Senior Convertible Notes due 2027	161,315	38,330
Dollar Financial Corp. 3.000% Senior Convertible Notes due 2028	—	84,902
Term loans due October 2012	368,722	—
Other	6,268	8,701
Total debt	536,305	728,592
Less: current portion of debt	(5,880)	(3,283)
Long-term debt	$530,425	$725,309

Senior Notes

On December 23, 2009, the Company's wholly owned indirect Canadian subsidiary, National Money Mart Company, issued pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), $600.0 million aggregate principal amount of its 10.375% Senior Notes due December 15, 2016 (the "2016 Notes"). The 2016 Notes were issued pursuant to an indenture, dated as of December 23, 2009, among National Money Mart Company, as issuer, and Dollar Financial Corp. and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The 2016 Notes bear interest at the rate of 10.375% per year, payable on June 15 and December 15 of each year, commencing on June 15, 2010. The 2016 Notes will mature on December 15, 2016. Upon the occurrence of certain change of control transactions, National Money Mart Company will be required to make an offer to repurchase the 2016 Notes at 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date, unless certain conditions are met. After December 15, 2013, National Money Mart Company will have the right to redeem the 2016 Notes, in whole at any time or in part from time to time, (i) at a redemption price of 105.188% of the principal amount thereof if the redemption occurs prior to December 15, 2014, (ii) at a redemption price of 102.594% of the principal amount thereof if the redemption occurs before December 15, 2015, and (iii) at a redemption price of 100% of the principal amount thereof if the redemption occurs after December 15, 2015.

Convertible Notes

Senior Convertible Notes due 2027

On June 27, 2007, Dollar Financial Corp. issued $200.0 million aggregate principal amount of its 2.875% Senior Convertible Notes due 2027 (the "2027 Notes") in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Company received proceeds of approximately $193.5 million from the issuance, net of underwriting fees of approximately $6.5 million. Underwriting fees are included in issuance costs on the Company's balance sheet and are amortized to interest expense using the effective interest rate method over 5.5 years from the date of issuance. The 2027 Notes were issued under an indenture between Dollar Financial Corp. and U.S. Bank National Association, as trustee, dated as of June 27, 2007 (the "2027 Indenture").

In February 2010, Dollar Financial Corp. repurchased $35.2 million aggregate principal amount of the 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. The purchase price

7. Debt (continued)

paid by Dollar Financial Corp. in the transactions was 91% of the stated principal amount of the repurchased 2027 Notes for an aggregate price of $32.0 million. As a result of these repurchase transactions and the privately negotiated exchange transactions described below that were completed in December 2009, $44.8 million aggregate principal amount of 2027 Notes remains outstanding as of June 30, 2010. The Company recognized a net loss of $0.7 million related to the repurchased Notes.

The 2027 Notes are general unsecured obligations of Dollar Financial Corp. and rank equally in right of payment with all of its other existing and future obligations that are unsecured and unsubordinated. The 2027 Notes bear interest at the rate of 2.875% per year, payable in cash in arrears on June 30 and December 31 of each year beginning on December 31, 2007. The 2027 Notes mature on June 30, 2027, unless earlier converted, redeemed or repurchased by the Company. Holders of the 2027 Notes may require Dollar Financial Corp. to repurchase in cash some or all of the 2027 Notes at any time before the 2027 Notes' maturity following a "fundamental change" (as defined in the 2027 Indenture).

The 2027 Indenture includes a "net share settlement" provision that allows Dollar Financial Corp., upon redemption or conversion, to settle the principal amount of the 2027 Notes in cash and the additional conversion value, if any, in shares of Dollar Financial Corp.'s common stock. Holders of the 2027 Notes may convert their 2027 Notes based at an initial conversion rate of 25.7759 shares per $1,000 principal amount of 2027 Notes, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after September 30, 2007, if the closing sale price of Dollar Financial Corp.'s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five day period following any five consecutive trading day period in which the trading price of the 2027 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of Dollar Financial Corp.'s common stock on such day and the conversion rate in effect for the 2027 Notes on each such day;
- if the 2027 Notes are called for redemption; or
- upon the occurrence of specified corporate transactions as described in the 2027 Indenture.

If a "fundamental change" (as defined in the 2027 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2027 Notes in connection with such transaction, Dollar Financial Corp. will pay a make-whole provision, as defined in the 2027 Indenture.

On or after December 31, 2012, but prior to December 31, 2014, Dollar Financial Corp. may redeem for cash all or part of the 2027 Notes, if during any period of 30 consecutive trading days ending not later than December 31, 2014, the closing sale price of a share of Dollar Financial Corp.'s common stock is for at least 120 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after December 31, 2014, Dollar Financial Corp. may redeem for cash all or part of the 2027 Notes upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2027 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders have the right to require Dollar Financial Corp. to purchase all or a portion of the 2027 Notes on each of December 31, 2012, December 31, 2014, June 30, 2017 and June 30, 2022 for a purchase price

7. Debt (continued)

payable in cash equal to 100% of the principal amount of the 2027 Notes purchased plus any accrued and unpaid interest, up to but excluding the purchase date.

If a "fundamental change" (as defined in the 2027 Indenture) occurs before maturity of the 2027 Notes, holders will have the right, subject to certain conditions, to require Dollar Financial Corp. to repurchase for cash all or a portion of the 2027 Notes at a repurchase price equal to 100% of the principal amount of the 2027 Notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

Senior Convertible Notes due 2028

In December 2009, Dollar Financial Corp. entered into privately negotiated exchange agreements with certain holders of its 2027 Notes, pursuant to which such holders exchanged an aggregate of $120.0 million aggregate principal amount of the 2027 Notes for an equal aggregate principal amount of 3.0% Senior Convertible Notes due 2028 issued by Dollar Financial Corp. (the "2028 Notes").

The 2028 Notes are general unsecured obligations of Dollar Financial Corp. and rank equally in right of payment with all of Dollar Financial Corp.'s other existing and future obligations that are unsecured and unsubordinated. The 2028 Notes accrue interest at a rate of 3.00% per annum, payable in cash in arrears on April 1 and October 1 of each year beginning on April 1, 2010. The maturity date of the new 2028 Notes is April 1, 2028. The 2028 Notes were issued under an indenture between Dollar Financial Corp. and U.S. Bank National Association, as trustee, dated as of December 21, 2009 (the "2028 Indenture").

The 2028 Indenture includes a "net share settlement" provision that allows Dollar Financial Corp., upon redemption or conversion, to settle the principal amount of the 2028 Notes in cash and the additional conversion value, if any, in shares of Dollar Financial Corp.'s common stock. Holders of the 2028 Notes may convert their 2028 Notes based at an initial conversion rate of 34.5352 shares per $1,000 principal amount of 2028 Notes, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after December 31, 2009, if the closing sale price of Dollar Financial Corp.'s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five day period following any five consecutive trading day period in which the trading price of the 2028 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of Dollar Financial Corp.'s common stock on such day and the conversion rate in effect for the 2028 Notes on each such day;
- if the 2028 Notes are called for redemption; and at any time on or after December 31, 2026; or
- upon the occurrence of specified corporate transactions as described in the 2028 Indenture.

If a "fundamental change" (as defined in the 2028 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2028 Notes in connection with such transaction, Dollar Financial Corp. will pay a make-whole provision, as defined in the 2028 Indenture.

On or after April 5, 2015, the Company may redeem for cash all or part of the 2028 Notes upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2028 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

7. Debt (continued)

Holders of the 2028 Notes have the right to require Dollar Financial Corp. to purchase all or a portion of the 2028 Notes on each of April 1, 2015, April 1, 2018 and April 1, 2023 for a purchase price payable in cash equal to 100% of the principal amount of the 2028 Notes to be purchased plus any accrued and unpaid interest, up to but excluding the date of purchase.

If a "fundamental change" (as defined in the 2028 Indenture) occurs before the maturity of the 2028 Notes, the holders will have the right, subject to certain conditions, to require Dollar Financial Corp. to repurchase for cash all or a portion of their 2028 Notes at a repurchase price equal to 100% of the principal amount of the 2028 Notes being repurchased, plus accrued and unpaid interest, up to but excluding the date of repurchase.

Treatment of Convertible Notes

The Company has followed the guidance issued in ASC 470-20 (formerly FSP APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement)*), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. This accounting standard requires issuers of convertible debt that can be settled in cash to separately account for (i.e., bifurcate) a portion of the debt associated with the conversion feature and reclassify this portion to stockholders' equity. The liability portion, which represents the fair value of the debt without the conversion feature, is accreted to its face value using the effective interest method by amortizing the discount between the face amount and the fair value. The amortization is recorded as non-cash interest expense. ASC 470-20 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and must be applied retrospectively to all periods presented. We adopted ASC 470-20 as of July 1, 2009 and have applied it to our 2027 Notes for fiscal years 2009, 2008 and 2007, as required. The 2028 Notes issued during fiscal year 2010 are also subject to the application of the accounting standard. The Company is required to record the liability portion of the Notes at their fair value as of the date of issuance and amortize the discount into interest expense over the life of the Notes during the periods in which the Notes are outstanding. As of June 30, 2010, the remaining discount of $6.5 million on the 2027 Notes will be amortized using the effective interest rate method through December 31, 2012 and the remaining discount of $35.1 million on the 2028 Notes will be amortized similarly through April 1, 2015. There is no effect, however, on the Company's cash interest payments.

The Company has considered the guidance in the *Debt* topic of the FASB Codification, and has determined that the 2027 Notes and the 2028 Notes (collectively, the "Convertible Notes") do not contain a beneficial conversion feature, as the fair value of Dollar Financial Corp.'s common stock on the date of issuance was less than the initial conversion price.

Upon conversion, Dollar Financial Corp. will have the option to either deliver:

1. cash equal to the lesser of the aggregate principal amount of the Convertible Notes to be converted ($1,000 per note) or the total conversion value; and shares of Dollar Financial Corp.'s common stock in respect of the remainder, if any, of the conversion value over the principal amount of the Convertible Notes; or

2. shares of Dollar Financial Corp.'s common stock to the holders, calculated at the initial conversion price which is subject to any of the conversion price adjustments discussed above.

The Company has made a policy election to settle the principal amount of the Convertible Notes in cash. As such, in accordance with the *Earnings Per Share* topic of the FASB Codification, the Convertible Notes will be excluded from the Company's calculation of diluted earnings per share.

7. Debt (continued)

Credit Facility

On October 30, 2006, the Company entered into a $475.0 million credit facility ("2006 Credit Agreement"). The 2006 Credit Agreement was comprised of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million (the "U.S. Revolving Facility") with Dollar Financial Group, Inc. as the borrower; (ii) a senior secured term loan facility with an aggregate amount of $295.0 million (the "Canadian Term Facility") with National Money Mart Company, a wholly-owned Canadian indirect subsidiary of the Company, as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited, a wholly-owned U.K. indirect subsidiary of the Company, as the borrower, in an aggregate amount of $80.0 million (consisting of a $40.0 million tranche of term loans and another tranche of term loans equivalent to $40.0 million denominated in Euros) (the "U.K. Term Facility"); and (iv) a senior secured revolving credit facility in an aggregate amount of CAD28.5 million (the "Canadian Revolving Facility") with National Money Mart Company as the borrower.

Under the 2006 Credit Agreement, the U.S. Revolving Facility and the Canadian Revolving Facility had an interest rate of LIBOR plus 300 basis points and CDOR plus 300 basis points, respectively, subject to reduction as the Company reduced its leverage. The Canadian Term Facility consisted of $295.0 million at an interest rate of LIBOR plus 275 basis points. Under the 2006 Credit Agreement, the U.K. Term Facility consisted of a $40.0 million tranche at an interest rate of LIBOR plus 300 basis points and a tranche denominated in Euros equivalent to $40.0 million at an interest rate of Euribor plus 300 basis points.

In the third quarter of fiscal 2008, the Company's United Kingdom subsidiary entered into an overdraft facility ("U.K. Revolving Facility") which provides for a commitment of up to GBP 5.0 million. Amounts outstanding under the U.K. Revolver Facility bear interest at a rate of the bank base rate (currently 0.5%) plus 2.0%.

On December 23, 2009, the Company and its lenders amended and restated the terms of the 2006 Credit Agreement (the "Amended and Restated Credit Agreement"). Pursuant to the Amended and Restated Credit Agreement, lenders representing approximately 90% of the revolving credit facilities and approximately 91% of the term loans agreed to the extension of the maturity of the revolving credit facilities and term loans to December 2014 (subject to the condition, which was satisfied in February 2010, that prior to October 30, 2012, the aggregate principal amount of the 2027 Notes is reduced to an amount less than or equal to $50 million). Pursuant to the Amended and Restated Credit Agreement, outstanding amounts under the revolving credit facilities and term loans owed to lenders which consented to the extended maturity date will receive an annual interest spread of 500 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving facilities, based on a leverage based pricing grid. The portion of revolving credit facilities and term loans that did not consent to the extended maturity receive an annual interest spread of 375 basis points with a minimum 2.0% LIBOR (or LIBOR equivalent) floor and, in the case of the revolving facilities, based on a leverage based pricing grid.

The Company used approximately $350.0 million of the net proceeds from its December 2009 offering of $600.0 million aggregate principal amount of the 2016 Notes to repay substantially all of its outstanding obligations under the term loan portions of the Amended and Restated Credit Agreement.

On June 23, 2010, the Company used excess cash to repay the remaining balance of approximately $18.3 million of the term loan portions of the Amended and Restated Credit Agreement.

At June 30, 2010, no amounts were outstanding under the U.S. Revolving Facility, the Canadian Revolving Facility or the U.K. Revolving Facility.

The obligations under the U.S. Revolving Facility, if any, are guaranteed by the Company and certain direct and indirect domestic subsidiaries of the Company. The obligations under the Canadian Revolving

7. Debt (continued)

Facility are guaranteed by the Company and substantially all of its domestic and foreign direct and indirect subsidiaries. The obligations of the respective borrowers and guarantors under the facilities are secured by substantially all of the assets of such borrowers and guarantors.

The Amended and Restated Credit Agreement contains certain financial and other restrictive covenants, which, among other things, requires the Company to achieve certain financial ratios, limit capital expenditures, restrict payment of dividends and obtain certain approvals if the Company wants to increase borrowings. As of June 30, 2010, the Company was in compliance with all covenants.

Interest expense, net was $44.4 million, $43.7 million and $68.9 million for years ended June 30, 2008, 2009 and 2010, respectively. Included in interest expense is $7.8 million, $8.6 million and $8.9 million of non-cash interest related to the Convertible Notes for the years ended June 30, 2008, 2009 and 2010, respectively.

8. Income Taxes

U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings indefinitely. All of the foreign earnings were deemed distributed under Section 304 of the Internal Revenue Code as a result of the sale by DFG World, a DFC indirect U.S. subsidiary, of 2.2 million shares of Dollar Financial U.K. Ltd. to National Money Mart Company, an indirect wholly owned Canadian subsidiary for $165 million. As of June 30, 2010, there are no undistributed foreign earnings.

The Company's U.S. and foreign income before income taxes for the years ended June 30, 2008, 2009 and 2010 is set forth below (in thousands):

	June 30,		
	2008	2009	2010
United States	$(11,987)	$(33,963)	$(20,275)
Foreign	91,366	42,164	36,452
Total	$ 79,379	$ 8,201	$ 16,177

The details of the Company's income tax provision for the years ended June 30, 2008, 2009 and 2010 are set forth below (in thousands):

	June 30,		
	2008	2009	2010
Current: U.S. Federal	$ (174)	$ —	$ —
Foreign	30,297	25,133	16,464
State	2	183	322
Total	$30,125	$ 25,316	$16,786
Deferred: U.S. Federal	$ 3,314	$ 4,865	$ 5,213
Foreign	2,576	(15,158)	(630)
Total	$ 5,890	$(10,293)	$ 4,583
Total income tax provision	$36,015	$ 15,023	$21,369

8. Income Taxes (continued)

Below is the reconciliation of income tax expense from the U.S. federal statutory rate to the Company's effective tax rate for the years ended June 30, 2008, 2009 and 2010 (in thousands):

	June 30,		
	2008	2009	2010
Tax provision at federal statutory rate	$27,783	$ 2,870	$ 5,662
Add(deduct)			
State tax provision	1	183	322
Canadian withholding	349	245	467
Convertible debt discount	2,850	3,126	3,131
Effect of foreign operations	2,024	(2,769)	(3,390)
Change in uncertain tax position related to transfer pricing	—	(786)	2,534
Other permanent differences	(770)	1,208	4,429
Foreign exchange gain	—	3,367	580
UK goodwill amortization	—	536	253
Valuation allowance	3,778	7,043	7,381
Tax provision at effective tax rate	$36,015	$15,023	$21,369

Prior to the global debt restructuring completed in the Company's fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets. The Company provided a valuation allowance against all of its U.S. deferred tax assets at June 30, 2010 and 2009 which amounted to $84.0 million and $88.5 million, respectively. Because realization is not assured, the Company has not recorded the benefit of the deferred tax assets. The net operating loss carry forward available to offset future taxable income at June 30, 2010 was $68.3 million compared to $106.3 million at June 30, 2009. This reduction in the Company's net operating loss is a result of the utilization of $40.0 million of its net operating loss to partially offset the US tax resulting from the deemed dividend caused by the sale of a portion of the shares of its indirect wholly-owned U.K. subsidiary to its indirect wholly-owned Canadian subsidiary. The federal net operating loss carry forwards will begin to expire in 2025, if not utilized. The Company has foreign tax credit carryforwards of approximately $54.6 million, which will begin to expire in 2017 if not utilized. Additionally, in fiscal 2007 the Company recorded a valuation allowance of $1.1 million against a Canadian derivative capital loss. This valuation allowance was utilized in connection with the repayment of the 2006 term debt, in December 2009, but was replaced by a $1.0 million valuation allowance related to the Canadian cross-currency interest rate swap. At this time the Company has not identified any potential capital gains against which to offset the loss.

8. Income Taxes (continued)

The details of the Company's deferred tax assets and liabilities as of June 30, 2008, 2009 and 2010 are set forth below (in thousands):

	June 30,		
	2008	2009	2010
Deferred tax assets			
Loss reserves	$ 5,952	$ 3,817	$ 2,786
Depreciation and amortization	10,234	10,752	9,481
Accrued compensation	2,446	2,949	3,816
Other accrued expenses	1,998	18,660	19,011
Net operating loss carryforwards	30,070	36,964	23,905
Foreign tax credit carryforwards	45,705	45,590	54,553
Foreign capital loss carryforwards	1,473	1,290	1,039
Foreign currency swaps	11,128	9,891	8,032
Other	758	516	209
Total deferred tax assets	109,764	130,429	122,832
Valuation Allowance	(80,907)	(89,788)	(85,014)
Net deferred tax asset	$ 28,857	$ 40,641	$ 37,818
Deferred tax liabilities			
Amortization and other temporary differences	$(13,267)	$(18,876)	$(24,048)
Convertible debt discount	(16,666)	(13,540)	(14,549)
Foreign currency transactions	(9,085)	(71)	—
Total deferred tax liability	(39,018)	(32,487)	(38,597)
Net deferred tax liability	$(10,161)	$ 8,154	$ (779)

The analysis of the change in the Company's valuation allowance for the years ended June 30, 2008, 2009 and 2010 is set forth below (in thousands):

	June 30,		
	2008	2009	2010
Balance at beginning of year	$(74,502)	$(80,907)	$(89,788)
(Provision)/benefit	(3,778)	(7,042)	(7,381)
Other additions/(deductions)	(2,627)	(1,839)	12,155
Balance at end of year	$(80,907)	$(89,788)	$(85,014)

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which the Company refers to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce the Company's net operating losses or further limit its ability to utilize the net operating losses under the Code. The net operating loss carry forward as of June 30, 2010 is $68.3 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $54.6 million. This represents an increase of $9.0 million for the period related to the deemed dividend discussed above.

8. Income Taxes (continued)

Effective July 1, 2007, the Company adopted the provisions of ASC 740, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The implementation of ASC 740 did not result in any adjustment in its liability for unrecognized income tax benefits. At the adoption date of July 1, 2007, the Company had unrecognized tax benefit reserves related to uncertain tax positions of $7.6 million. At June 30, 2009 and 2010 the Company had $7.8 million and $10.3 million, respectively, of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate.

As described in Note 1, the Company restated its historical financial statements in connection with the adoption of ASC 470-20 (formerly FSP APB 14-1). The adoption of this standard required us to establish an initial deferred tax liability related to the Company's 2.875% and 3.0% newly issued Senior Convertible Notes ("Notes"), which represents the tax effect of the book/tax basis difference created at adoption. The deferred tax liability will reverse as the Notes discount accretes to zero over the expected life of the Notes. The deferred tax liability associated with the Notes serves as a source of recovery of the Company's deferred tax assets, and therefore the restatement also required the reduction of the previously recorded valuation allowance on the deferred tax asset. Because the Company historically has recorded and continues to record a valuation allowance on the tax benefits associated with its U.S. subsidiary losses, the reversal of the deferred tax liability associated with the Notes, which is recorded as a benefit in the deferred income tax provision, is offset by an increase in the valuation allowance. At June 30, 2010, the deferred tax liability associated with the Notes was $14.5 million. For purposes of balance sheet presentation, the deferred tax liability related to the Notes has been netted against the Company's deferred tax asset.

The tax years ending June 30, 2006 through 2009 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2010, the Company had approximately $0.9 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

A reconciliation of the liability for uncertain tax positions for fiscal 2010 follows (in thousands):

Balance at June 30, 2009	$ 7,773
Net increases due to current year tax positions	2,541
Balance at June 30, 2010	$10,314

9. Loss on Extinguishment of Debt

On December 21, 2009, the Company entered into privately negotiated transactions with several holders of the 2027 Notes for the exchange of $120.0 million of the 2027 Notes for an equal amount of 2028 Notes. Pursuant to the accounting guidance related to convertible debt, those exchange transactions created a gain that was more than offset by the write-off of previously capitalized unamortized deferred debt costs associated with the offering of the 2027 Notes offered in June 2007. The net extinguishment gain was $0.2 million.

On December 23, 2009, the Company and its lenders amended and restated the 2006 Credit Agreement and the Company repaid a substantial portion of its term indebtedness there-under. All previously capitalized unamortized deferred debt costs were reclassified from the balance sheet and recorded as expense in the income statement. In addition, there was a non-cash charge related to our U.K. cross currency interest rate

9. Loss on Extinguishment of Debt (continued)

swaps that had been terminated in May 2009. The accumulated net loss at the time the swaps were terminated was a component of other comprehensive income and was being amortized over the remaining life of the related underlying U.K. term debt. Because the termination of the debt caused management to conclude that the future cash flows originally hedged would no longer occur, a proportional amount of the remaining other comprehensive income was reclassified from accumulated other comprehensive income and recorded as expense in the income statement.

In February 2010, the Company repurchased $35.2 million aggregate principal amount of its 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. The repurchase transactions created a loss that included the write-off of previously capitalized unamortized deferred debt costs associated with the original 2027 Notes offered in June 2007. The net extinguishment loss was $0.7 million.

The details related to all elements of the loss on extinguishment of debt are as follows (in thousands):

	2008 Loss/(Gain)	2009 Loss/(Gain)	2010 Loss/(Gain)
Write-off of previously capitalized Term Loan deferred debt issuance costs, net	$—	$—	$ 4,960
Reclassification of other comprehensive income related to U.K. term debt repayment	—	—	3,866
Net gain on repurchase of 2027 Notes	—	—	(1,536)
Write-off of previously capitalized deferred debt issuance costs related to the 2027 Notes, net	—	—	2,011
Other	97	—	230
Total	$97	$—	$ 9,531

10. Commitments

The Company has various non-cancelable operating leases for office and retail space and certain equipment with terms primarily ranging from one to five years, most of which contain standard optional renewal clauses. Total rent expense under operating leases amounted to $37.0 million, $36.0 million and $37.7 million for the years ended June 30, 2008, 2009 and 2010, respectively.

At June 30, 2010, future minimum lease payments for operating leases are as follows (in thousands):

Year	Amount
2011	$ 36,735
2012	30,340
2013	23,919
2014	18,604
2015	13,927
Thereafter	30,521
	$154,046

11. Acquisitions

The following acquisitions have been accounted for under the purchase method of accounting.

On October 17, 2008, the Company entered in a series of purchase agreements to acquire substantially all of the assets of six franchised stores from a franchisee of the Company's wholly owned United Kingdom subsidiary. The aggregate purchase price for the acquisitions was approximately $3.3 million in cash. The Company used excess cash to fund the acquisition. The Company allocated a portion of the purchase price to identifiable intangible assets, reacquired franchise rights, in the amount of $2.6 million and other assets in the amount of $0.7 million. There was no excess purchase price over the preliminary fair value of identifiable assets acquired.

On April 21, 2009, the Company entered into a purchase agreement to acquire all of the shares of Express Finance Limited, a U.K. Internet-based consumer lending business. The aggregate purchase price for the acquisition was approximately $7.0 million in cash. In addition, the agreement provides for an earnings-related contingent consideration amount based on the results for the two years following the date of acquisition. The Company used excess cash to fund the acquisition. The Company initially allocated approximately $0.8 million to net assets acquired, including $2.8 million in net loans receivable. The excess purchase price over the fair value of the identifiable assets acquired was $12.3 million and was recorded as goodwill. The first earn-out payment of approximately $6.1 million was paid in July 2010 which increased goodwill.

On June 29, 2009, the Company entered into a purchase agreement to acquire substantially all of the assets of two pawn shops located in Scotland from Robert Biggar Limited. The aggregate purchase price for the acquisition was approximately $8.0 million in cash. The Company used excess cash to fund the acquisition. The Company allocated approximately $3.3 million to net assets acquired. The excess purchase price over the fair value of the identifiable assets acquired was $4.7 million and was recorded as goodwill.

On June 30, 2009, the Company entered into a purchase agreement to acquire 76% of the shares of Optima, S.A., a consumer lending business in Poland. The aggregate purchase price for the acquisition was approximately $5.8 million in cash and the assumption of approximately $6.3 million in debt. The holders of the assumed debt are current shareholders of Optima. In addition, the agreement provides for an earnings-related contingent consideration amount based on the cumulative three year period following the date of acquisition. No amounts have been recorded for this contingent consideration. The Company used excess cash to fund the acquisition. The Company allocated approximately $0.7 million to net liabilities acquired, including $5.4 million in net loans receivable. The excess purchase price over the fair value of the identifiable assets acquired was $6.8 million and was recorded as goodwill.

During fiscal 2009, the Company completed various smaller acquisitions in the United States and the United Kingdom that resulted in an aggregate increase in goodwill of $1.5 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired.

On October 3, 2009, the Company entered into a purchase agreement to acquire all the shares of Merchant Cash Express Limited, a U.K. entity which primarily provides working capital needs to small retail businesses by providing cash advances against a percentage of future credit card receipts. The aggregate purchase price for the acquisition was approximately $4.6 million. The Company used excess cash to fund the acquisition. The Company allocated approximately $2.6 million to net assets acquired. The excess purchase price over the preliminary fair value of the identifiable assets acquired as $2.0 million and recorded as goodwill.

On December 23, 2009, the Company consummated the acquisition of all the shares of Military Financial Services LLC, including its wholly-owned subsidiary Dealers' Financial Services, LLC, which provides fee-based services for military personal who obtain auto loans in the United States made by a major third-party

11. Acquisitions (continued)

national bank. The acquisition was effected pursuant to the terms of a share purchase agreement dated October 28, 2009. The aggregate purchase price for the acquisition was $123.3 million. In connection with the acquisition, the Company also incurred transaction costs of approximately $1.9 million. The total purchase price of the acquisition, including transactions costs, was $125.2 million.

Under the purchase method of accounting, the total estimated purchase price is allocated to DFS' net tangible and intangible assets based on their current estimated fair values. Based on management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, which are based on estimates and assumptions that are subject to change, the purchase price is allocated as follows (in thousands):

Cash	$ 4,464
Other receivables	1,471
Other assets	2,883
Prepaid expenses and other current assets	1,990
Property and equipment	559
Accounts payable	(690)
Accrued expenses and other liabilities	(1,896)
Other non-current liabilities	(2,974)
Net tangible assets acquired	5,807
Definite-lived intangible assets acquired	28,679
Indefinite-lived intangible assets acquired	35,354
Goodwill	53,508
Total purchase price	$123,348

Of the total estimated purchase price, an estimate of $5.8 million has been allocated to net tangible assets acquired, $28.7 million has been allocated to definite-lived intangible assets acquired and $35.4 million has been allocated to indefinite-lived intangible assets. The remaining purchase price has been allocated to goodwill. We anticipate that the entire amount of the goodwill recorded in connection with the acquisition of DFS will be deductible for income tax purposes.

The fair value of identifiable intangible assets was determined primarily using the "income method," which starts with a forecast of all the expected future net cash flows. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of the market participant, include: the amount and timing of the projected future cash flows (including revenue, cost of sales, operating expenses and working capital/contributory asset charges); the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends

11. Acquisitions (continued)

impacting the asset, as well as other factors. The components of the estimated fair value of the acquired identifiable intangible assets are as follows (in thousands):

	Estimated Fair Value	Estimated Useful Lives (Years)
Third-party bank financing contract	$15,177	5
Service warranty provider contract	7,038	5
Auto dealer relationships	4,253	5
GAP insurance provider contract	1,449	3
Payment processing contract	416	5
Non-compete contracts	346	2
Tradename/Program	35,354	Indefinite
	$64,033	

During fiscal 2010, the Company completed various smaller acquisitions in United Kingdom that resulted in an aggregate increase in goodwill of $0.7 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired. Also in fiscal 2010, $0.3 million, $2.2 million and $6.3 million of purchase accounting adjustments were made to the Robert Biggar Limited, Optima, S.A. and Express Finance Limited acquisitions, respectively.

On April 13, 2010, the Company entered into a purchase agreement to acquire all the shares of Suttons & Robertsons (S&R), which operates three high-end pawn shops in the U.K. The aggregate purchase price for the acquisition was approximately $25.8 million. The Company used excess cash to fund the acquisition. The Company allocated approximately $5.9 million to net assets acquired. The excess purchase price over the preliminary fair value of the identifiable assets acquired as $19.9 million and recorded as goodwill.

One of the core strategies of the Company is to capitalize on its competitive strengths and enhance its leading marketing positions. One of the key elements in the Company's strategy is the intention to grow our network through acquisitions. The Company believes that acquisitions will provide it with increased market penetration or in some cases the opportunity to enter new platforms and geographies. The purchase price of each acquisition is primarily based on a multiple of historical earnings. The Company's standard business model, and that of the industry's, is one that does not rely heavily on tangible assets and therefore, it is common to have majority of the purchase price allocated to goodwill, or in some cases, intangibles.

11. Acquisitions (continued)

The following reflects the change in goodwill during the periods presented (in millions):

Balance at June 30, 2009	$406.5
Acquisitions:	
Military Financial Services, LLC	53.5
Merchant Cash Express Limited	2.0
Suttons and Robertsons	19.9
Various small acquisitions	0.8
Purchase accounting adjustments/contingent consideration paid:	
Robert Biggar Limited	0.3
Optima, S.A.	2.2
Express Finance Limited	6.3
Foreign currency translation adjustment	5.3
Balance at June 30, 2010	$496.8

The following pro forma information for the years ended June 30, 2009 and 2010 presents the results of operations as if the acquisitions had occurred as of the beginning of the period presented. The pro forma operating results include the results of these acquisitions for the indicated periods and reflect the increased interest expense on acquisition debt and the income tax impact as of the respective purchase dates of the Express Finance, Robert Biggar, Optima, MCE, DFS and S&R acquisitions. Pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the purchase been made on the date above or the results which may occur in the future.

	Fiscal Year Ended June 30,	
	2009	2010
	(Unaudited — in thousands except per share amounts)	
Revenues	$572,094	$629,049
Net income	$ 9,553	$ 2,258
Net income per common share — basic	$ 0.40	$ 0.09
Net income per common share — diluted	$ 0.40	$ 0.09

12. Goodwill and Other Intangibles

The changes in the carrying amount of goodwill by reportable segment for the fiscal years ended June 30, 2009 and June 30, 2010 are as follows (in thousands):

	United States	DFS	Canada	United Kingdom	Other	Total
Balance at June 30, 2008	$205,210	$ —	$141,843	$ 72,298	$ —	$419,351
Acquisition	489	—	51	11,287	4,636	16,463
Foreign currency translation adjustments	—	—	(17,441)	(11,819)	—	(29,260)
Balance at June 30, 2009	$205,699	$ —	$124,453	$ 71,766	$4,636	$406,554
Acquisition/purchase accounting adjustments	23	53,508	—	29,300	2,171	85,002
Foreign currency translation adjustments	—	—	11,964	(6,482)	(192)	5,290
Balance at June 30, 2010	$205,722	$53,508	$136,417	$ 94,584	$6,615	$496,846

The following table reflects the components of intangible assets (in thousands):

	Gross Carrying Amount	
	June 30, 2009	June 30, 2010
Non-amortizing intangible assets:		
Goodwill	$406,554	$496,846
Reacquired franchise rights	47,793	51,272
DFS MILES Program	—	35,354
	$454,347	$583,472
Amortizable intangible assets:		
Various contracts	$ —	$ 25,514
Total intangible assets	$454,347	$608,986

The fair value of the Company's goodwill and indefinite-lived intangible assets are estimated based upon a present value technique using discounted future cash flows. The Company uses management business plans and projections as the basis for expected future cash flows. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes every effort to forecast its future cash flows as accurately as possible at the time the forecast is developed. However, changes in assumptions and estimates may affect the implied fair value of goodwill and indefinite-lived intangible assets and could result in an additional impairment charge in future periods.

13. Contingent Liabilities

The Company is subject to various asserted and unasserted claims during the course of business. Due to the uncertainty surrounding the litigation process, except for those matters for which an accrual is described below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. Although the outcome of many of these matters is currently not determinable, the Company believes that it has meritorious defenses and that the ultimate cost to resolve these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. In addition to the legal proceedings discussed below, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business.

13. Contingent Liabilities (continued)

The Company assesses the materiality of litigation by reviewing a range of qualitative and quantitative factors. These factors include the size of the potential claims, the merits of the Company's defenses and the likelihood of plaintiffs' success on the merits, the regulatory environment that could impact such claims and the potential impact of the litigation on our business. The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with the "Contingencies" Topic of the FASB Codification. This assessment is subjective based on the status of the legal proceedings and is based on consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company's assessments.

Ontario Class Action

In 2003, a former customer in Ontario, Canada, Margaret Smith, commenced an action against Dollar Financial Group, Inc. and the Company's indirect wholly owned Canadian subsidiary, National Money Mart Company ("Money Mart"), on behalf of a purported class of Ontario borrowers who, Smith claimed, were subjected to usurious charges in payday-loan transactions (the "Ontario Litigation"). The action alleged violations of a Canadian federal law proscribing usury and sought restitution and damages, including punitive damages, and injunctive relief prohibiting further alleged usurious charges. Effective March 3, 2010, the Ontario Superior Court of Justice approved a settlement of the Ontario Litigation, and the settlement became final upon the expiration of a 30-day appeal period.

British Columbia Class Action

In 2003, a former customer, Kurt MacKinnon, commenced an action against Money Mart and 26 other Canadian lenders on behalf of a purported class of British Columbia residents (the "British Columbia Litigation"). The allegations were substantially similar to the Ontario Litigation. Effective July 19, 2010, the court approved a settlement of the British Columbia Litigation, and the settlement became final upon the expiration of a 30-day appeal period.

New Brunswick, Newfoundland and Nova Scotia Class Actions

Litigation similar in nature to the Ontario Litigation and the British Columbia Litigation was commenced against Money Mart in New Brunswick, Nova Scotia and Newfoundland (collectively, the "Maritimes Litigation"). Effective May 26, 2010, courts in those three provinces approved settlements of all of the Maritimes Litigation, and those settlements became final upon the expiration of a 30-day appeal period.

Purported Alberta Class Actions

In 2003, Gareth Young, a former customer, commenced a representative action (the "Young Litigation") against Money Mart, Dollar Financial Group, Inc. and two other individual defendants in the Court of Queen's Bench of Alberta, Canada on behalf of a class of consumers. The allegations are substantially similar to the Ontario and British Columbia Litigation. The action seeks restitution and damages, including punitive damages. In 2004, Money Mart served Mr. Young a demand for arbitration. In July 2010, Dollar Financial Group, Inc. and the individual defendants in the case were dismissed.

In 2006, a former customer, H. Craig Day, commenced a purported class action against Dollar Financial Group, Inc., Money Mart and several of the Company's franchisees in the Court of Queen's Bench of Alberta, Canada on behalf of a putative class of consumers who obtained short-term loans from Money Mart in Alberta (the "Day Litigation" and, together with the Young Litigation, the "Alberta Litigation"). The allegations and relief sought in the Day Litigation action are substantially the same as those in the Young Litigation, but relate to a claim period that commences before and ends after the claim period in the Young Litigation and excludes

13. Contingent Liabilities (continued)

Purported Alberta Class Actions (continued)

the claim period described in the Young Litigation. In 2007, a demand for arbitration was served on the Day action plaintiffs; in April 2010, plaintiffs' indicated that they would proceed with the claims in the Alberta Litigation; Money Mart and the franchisees intend to file motions to enforce the arbitration clause and to stay the actions in the immediate future.

Neither of the actions comprising the Alberta Litigation has been certified to date as a class action. The Company intends to defend these actions vigorously.

Purported Manitoba Class Action

In 2004, an action was filed against Money Mart in Manitoba on behalf of a purported class of consumers who obtained short-term loans from Money Mart. The allegations are substantially similar to the Ontario and British Columbia Litigation. The action has not been certified to date as a class action. If the action proceeds, Money Mart intends to seek a stay of the action on the grounds that the plaintiff entered into an arbitration and mediation agreement with Money Mart with respect to the matters which are the subject of this action. The Company intends to defend this action vigorously.

Provisions for Settlement of Canadian Actions

During the fiscal year ended June 30, 2010, Money Mart recorded a charge of CAD 23.2 million in relation to the pending settlements of the British Columbia Litigation and for the potential settlement of the other pending and purported Canadian class action proceedings described above. During the fiscal year ended June 30, 2009, Money Mart recorded a charge of CAD 64.7 million in relation to then pending settlement of the Ontario Litigation and for the potential settlement of the other pending and purported Canadian class action proceedings described above. As of June 30, 2010, an aggregate of approximately CAD 77.5 million is included in the Company's accrued expenses relating to the Canadian proceedings described above. The actions settled to date have consisted of a cash component and vouchers to the class members for future services. The component of the accrual that relates to vouchers, which will not require a cash outlay, is approximately CAD 37.7 million is expected to be non-cash. Although we believe that we have meritorious defenses to the claims in the pending and purported class proceedings described above and intend vigorously to defend against such remaining pending claims, the ultimate cost of resolution of such claims may exceed the amount accrued at June 30, 2010 and additional accruals may be required in the future.

Other Canadian Litigation

In 2006, two former employees, Peggy White and Kelly Arseneau, commenced companion actions against Money Mart and Dollar Financial Group, Inc. The actions, which are pending in the Superior Court of Ontario, allege negligence on the part of the defendants in security training procedures and breach of fiduciary duty to employees in violation of applicable statutes. The companion lawsuits seek combined damages of CAD 5.0 million plus interest and costs. The Company intends to defend these actions vigorously and believes it has mentorious defenses.

California Legal Proceedings

In 2006, Caren Bufil commenced a lawsuit against Dollar Financial Group, Inc. and obtained class certification of the action alleging that Dollar Financial Group, Inc. failed to provide non-management employees with meal and rest breaks required under California law. In September 2009, the parties agreed to settle the action; court approval of the settlement became final on May 10, 2010. The Company has recorded

13. Contingent Liabilities (continued)

California Legal Proceedings (continued)

an aggregate charge of approximately $1.5 million with respect to the *Bufil* settlement, in the fiscal year ended June 30, 2010.

On April 26, 2007, the San Francisco City Attorney (the "City Attorney") filed a complaint in the name of the People of the State of California alleging that Dollar Financial Group, Inc.'s subsidiaries engaged in unlawful and deceptive business practices in violation of California Business and Professions Code Section 17200 by either themselves making installment loans under the guise of marketing and servicing for co-defendant First Bank of Delaware (the "Bank") or by brokering installment loans made by the Bank in California in violation of the prohibition on usury contained in the California Constitution and the California Finance Lenders Law and that they have otherwise violated the California Finance Lenders Law and the California Deferred Deposit Transaction Law. The complaint seeks broad injunctive relief as well as civil penalties. In 2009 the City Attorney filed an amended complaint, restating the claims in the original complaint, adding Dollar Financial Group, Inc. as a defendant and adding a claim that short-term deferred deposit loans made by the Bank, which were marketed and serviced by Dollar Financial Group, Inc. and/or its subsidiaries, violated the California Deferred Deposit Transaction law. Dollar Financial Group, Inc. and its subsidiaries have denied the allegations of the amended complaint. Discovery is proceeding and no trial date has been set. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from this case.

We The People Legal Proceedings

The business model of the Company's We The People business ("WTP") for its legal document processing services business has been challenged in certain courts, as described below. The entity from which the Company bought the assets of its WTP business, We The People Forms and Service Centers USA, Inc. (the "Former WTP"), certain of its franchisees, the owners of the Former WTP, Ira and Linda Distenfield, and/or WTP were defendants in various lawsuits.

It is the Company's opinion that many of the WTP related litigation matters described below relate to actions undertaken by Ira and Linda Distenfield and the Former WTP during the period of time when they owned or managed We The People Forms and Service Centers USA, Inc.; this period of time was prior to the acquisition of the assets of the Former WTP by the Company. However, in many of these actions, the Company and WTP have been included as defendants in these cases as well. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, of any of the aforementioned matters against WTP or the Company or any other Company litigation as well.

In January 2009, the Company learned that Ira and Linda Distenfield had filed a joint voluntary petition under Chapter 7 of the U.S. Bankruptcy Code. In addition to delaying the ultimate resolution of many of the foregoing matters, the economic effect of this filing and, in particular, its effect on the Company's ability to seek contribution from its co-defendants in connection with any of the foregoing matters, cannot presently be estimated.

On February 19, 2010, We The People USA, Inc. and its wholly owned subsidiary, We The People LLC, filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code (the "WTP Bankruptcy Proceedings") in U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

13. Contingent Liabilities (continued)

We The People Legal Proceedings (continued)

The principal litigation for the Company's WTP business unit is as follows:

Customer Litigation

In September 2007, Jacqueline Fitzgibbons, a former customer of a WTP store, commenced a lawsuit against WTP and Dollar Financial Group, Inc. and others in California Superior Court for Alameda County. In January 2009, an individual named Robert Blau replaced Fitzgibbons as lead plaintiff. The suit alleges on behalf of a class of consumers and senior citizens that, from 2003 to 2007, WTP violated California law by advertising and selling living trusts and wills to certain California residents. A motion to certify the class was heard and the court granted class certification of the claim that WTP's business model violates certain unfair competition laws in California. On April 8, 2010, the parties reached an agreement to settle the case with a settlement fund to be funded by Dollar Financial Group, Inc. During the fiscal year ended June 30, 2010, the Company recorded a charge of $4.0 million in relation to the pending settlement. In June 2010, the Bankruptcy Court approved the terms of the settlement in so far as the terms affected the We The People USA, Inc. and We The People LLC bankruptcy estates. Moreover, in June 2010, the trial court gave preliminary approval to the terms of the class settlement. The final settlement approval hearing before the superior court is scheduled for September 17, 2010. There is no assurance, however, that the settlement will receive such final trial court approval.

In January 2009, former WTP customers, Philip Jones and Carol Martin, on behalf of a punitive class of Missouri customers, filed a lawsuit in St. Louis County, Missouri against Dollar Financial Group, Inc., We The People USA, Inc. and a St. Louis based WTP franchisee alleging that, from 2002 to the present, defendants violated Missouri law by engaging in: i) an unauthorized law business; (ii) the unauthorized practice of law; and (iii) unlawful merchandising practices in the sale of its legal documents. The plaintiffs are seeking, on behalf of the purported class, prohibition of the defendants' unlawful business practices, disgorgement of all monies and profits obtained from unlawful business practices, attorney's fees, and statutory and treble damages pursuant to various Missouri consumer protection codes. As a result of the WTP Bankruptcy Proceedings, all matters relating to We The People USA, Inc. and We The People LLC have been stayed by the Bankruptcy Court. The plaintiffs are, however, pursuing their claims against the Company and a WTP franchisee. The Company intends to defend these allegations and believes that the plaintiffs' claims and allegations of class status are without merit.

Franchisee Litigation

In May 2007, WTP franchisee Roseann Pennisi and her company, We The People of Westchester Square, New York, Inc., sued WTP, Dollar Financial Group, Inc., Ira and Linda Distenfield and the Former WTP in the Supreme Court of the State of New York, Bronx County. The complaint alleges a number of claims against the Distenfields and the Former WTP. The plaintiffs initially sought over $9.0 million in damages, but following a successful motion by WTP to compel arbitration of the plaintiffs' claims, the plaintiffs subsequently filed a request to arbitrate with relief requested in the amount of $0.6 million. As a result of the WTP Bankruptcy Proceedings, all matters relating to the case have been stayed by the Bankruptcy Court. The Company believes the material allegations in the complaint with respect to Dollar Financial Group, Inc. and WTP are without merit and intends to defend the matter vigorously.

On January 14, 2009, a demand for arbitration was made on behalf of Thomas Greene and Rebecca M. Greene, We The People franchisees, against We The People USA, Inc. and We The People LLC alleging violations by WTP of certain state and federal franchise laws and demanding $0.4 million for losses relating to those violations. As a result of the WTP Bankruptcy Proceedings, all matters relating to this action have

13. Contingent Liabilities (continued)

We The People Legal Proceedings (continued)

been stayed by the Bankruptcy Court. In April 2010, Thomas and Rebecca Greene filed a complaint against Dollar Financial Group, Inc. in United States District Court for the District of Utah. The Greenes allege that pursuant to an alleged guarantee in certain franchise disclosure documents, Dollar Financial Group, Inc. is liable for damages and attorneys' fees due to WTP's failure to comply with various Utah consumer, franchise and business opportunity disclosure regulations. Dollar Financial Group, Inc. filed a motion to dismiss that is currently pending before the court. The Company believes that the allegations in the *Greene* actions are without merit and intends to defend the matters vigorously.

In June 2009, a demand for arbitration was filed by WTP franchisee, Frank Murphy, Jr., against We The People USA, Inc., and We The People LLC. The demand alleges violations by WTP of certain obligations under the franchise agreement and seeks $1.0 million for losses relating to these violations. As a result of the WTP Bankruptcy Proceedings, all matters relating to the action have been stayed by the Bankruptcy Court. WTP believes the allegations are without merit and intends to defend the matter vigorously.

14. Credit Risk

At June 30, 2009 and 2010, Dollar Financial Group, Inc. had 37 and 19, respectively, bank accounts in major U.S. financial institutions in the aggregate amount of $4.6 million and $6.9 million, respectively, which exceeded Federal Deposit Insurance Corporation deposit protection limits. The Canadian Federal Banking system provides customers with similar deposit insurance through the Canadian Deposit Insurance Corporation ("CDIC"). At June 30, 2009 and 2010, the Company's Canadian subsidiary had 42 and 47 bank accounts, respectively, totaling $100.1 million and $178.9 million, respectively, which exceeded CDIC limits. At June 30, 2009 and 2010 the Company's United Kingdom operations had 49 and 63 bank accounts, respectively, totaling $13.6 million and $18.4 million, respectively. These financial institutions have strong credit ratings and management believes credit risk relating to these deposits is minimal.

In December 2006, the Company entered into cross-currency interest rate swap transactions to hedge against the change in value of the Company's U.K. Term Facility and Canadian Term Facility denominated in a currency other than the Company's foreign subsidiaries' respective functional currency. Under the Canadian cross-currency interest rate swap agreements with the Company's two swap counter-parties, the Company hedged $285 million of its Canadian Term Facility. These financial institutions have strong credit ratings and management believes the credit risk related to these swaps is minimal.

The Company had approximately $138.3 million of net consumer loans on its balance sheet at June 30, 2010 and approximately $114.7 million at June 30, 2009. These amounts are reflected in loans receivable, net. Loans receivable, net at June 30, 2010 and 2009 are reported net of a reserve of $16.8 million and $12.1 million, respectively, related to consumer lending. Loans in default at June 30, 2010 were $7.3 million, net of a $14.4 million allowance, and were $6.4 million, net of a $17.0 million allowance at June 30, 2009.

14. Credit Risk (continued)

Activity in the allowance for loan losses during the fiscal years ended 2008, 2009 and 2010 was as follows (in thousands):

Allowances for Loan Losses

Description	Balance at Beginning of Period	Provision for Company-Funded Loan Losses	Foreign Currency Translation	Acquisitions and Other	Net Charge-Offs	Balance at End of Period
June 30, 2010						
Loan loss allowance.	$12,132	$16,637	$(1,190)	$2,314	$(13,047)	$16,846
Defaulted loan allowance	$17,000	$29,239	$ 485	$ —	$(32,276)	$14,448
June 30, 2009						
Loan loss allowance.	$ 7,853	$ 5,526	$(1,307)	$5,605	$ (5,545)	$12,132
Defaulted loan allowance	$22,580	45,529	(1,691)	—	(49,418)	17,000
June 30, 2008						
Loan loss allowance.	$ 8,623	$ 6,498	$ (129)	$ —	$ (7,139)	$ 7,853
Defaulted loan allowance	$18,045	$50,784	$ 368	$ —	$(46,617)	$22,580

15. Capital Stock

On July 21, 2008, the Company announced that its Board of Directors had approved a stock repurchase plan, authorizing the Company to repurchase in the aggregate up to $7.5 million of its outstanding common stock. The Company was permitted to repurchase shares in open market purchases or through privately negotiated transactions as permitted under Securities Exchange Act of 1934 Rule 10b — 18. By October 13, 2008, the Company had repurchased 535,799 shares of its common stock at a cost of approximately $7.5 million, thus completing its stock repurchase plan.

16. Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Codification specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability.

Currently, the Company uses foreign currency options and cross currency interest rate swaps to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and uses observable market-based inputs, including interest rate curves, foreign exchange rates and implied volatilities. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has

16. Fair Value Measurements (continued)

considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of June 30, 2010, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2010, aggregated by the level in the fair value hierarchy within which those measurements fall.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at June 30, 2010 (in thousands)

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at June 30, 2010
Assets				
Derivative financial instruments	$—	$ —	$—	$ —
Liabilities				
Derivative financial instruments	$—	$47,381	$—	$47,381

The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of June 30, 2010.

17. Loss on Store Closing and Other Restructuring

On June 30, 2008 the Company, as part of a process to rationalize its United States markets, made a determination to close 24 of its unprofitable stores in various United States markets. For all but one of these stores, the cease-use date was July 11, 2008 while one other store had a cease-use date of July 25, 2008. In August 2008, the Company identified an additional 29 stores in the United States and 17 stores in Canada that were underperforming or overlapping and which were closed or merged into a geographically proximate store. The cease-use date for 44 of these stores was in September and October 2008. Customers from these stores were transitioned to other Company stores in close proximity to the stores affected.

The Company recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $5.8 million consisting primarily of lease obligations and leasehold improvement write-offs related to June 2008 and August 2008 store closings. These charges were expensed within loss on store closings on the statements of operations. Of the $6.4 million charge, $3.3 million related to the United States segment and $3.1 million for the Canadian segment.

During the fourth quarter of the year ended June 30, 2009, the Company announced the closure of an additional 60 U.S. under-performing stores located in states with uncertain or less favorable regulation, or were located in states where the Company only had a few locations resulting in an inefficient and more costly infrastructure. For all of these locations, the cease-use date was prior to June 30, 2009. The Company recorded costs for severance and other retention benefits of $0.4 million and store closure costs of $2.9 million

17. Loss on Store Closing and Other Restructuring (continued)

consisting primarily of lease obligations and leasehold improvement write-offs related to this program. Most of these locations were either at or near their lease-end term.

During the year ended June 30, 2010, the Company recorded additional expense related to store closures during fiscal 2009 of approximately $1.0 million. This additional expense was related to adjustment of assumptions related to the sub-lease potential of some of the locations that were closed during fiscal 2009. The Company also recorded additional expenses of approximately $1.4 million for closures of other non-performing U.S. stores and $0.9 million of expense in relation to the buy-out of certain "We The People" franchises. The remaining liability accrued for all of the store closures described above is approximately $1.2 million as of June 30, 2010.

18. Segment Information

The Company categorizes its operations into five operating segments that have been identified giving consideration to geographic area, product mix and regulatory environment. The primary service offerings in the operating segments are check cashing, single-payment consumer loans, money transfers, pawn loan fees and sales and other ancillary services. As a result of the mix of service offerings and diversity in the respective geographic regulatory environments, there are differences in each operating segment's profit margins. The Company's operations in Poland are presently included in the operating segment listed as Other, as well as all corporate headquarters expenses that have not been charged out to the operating segments in United States Retail, Canada and United Kingdom.

All amounts in thousands

	United States Retail	DFS	Canada	United Kingdom	Other	Total
2008						
Total assets	$246,898	$ —	$473,469	$186,804	$34,241	$941,412
Goodwill and other intangibles, net	205,506	—	189,429	75,796	—	470,731
Sales to unaffiliated customers:						
Check cashing	57,438	—	81,806	57,336	—	196,580
Fees from consumer lending	79,838	—	147,313	55,329	—	282,480
Money transfers	5,744	—	16,124	5,644	—	27,512
Pawn service fees and sales	—	—	—	12,116	—	12,116
Other	7,887		34,248	8,537	2,824	53,496
Total sales to unaffiliated customers	150,907	—	279,491	138,962	2,824	572,184
Provision for loan losses	24,889	—	27,115	6,454	—	58,458
Depreciation and amortization	4,256	—	7,017	5,105	1,187	17,565
Interest expense, net	—	—	21,611	7,599	15,168	44,378
Loss on extinguishment of debt	—	—	—	—	97	97
Loss on derivatives not designated as hedges	—	—	185	—	—	185
Provision for litigation settlements	—	—	—	—	345	345
Loss on store closings	676	—	119	5	193	993
Other (income) expense, net	—	—	(812)	(105)	9	(908)
(Loss) income before income taxes	(5,150)	—	68,706	22,660	(6,837)	79,379
Income tax provision (benefit)	9,512	—	25,721	6,803	(6,021)	36,015

18. Segment Information (continued)

	United States Retail	DFS	Canada	United Kingdom	Other	Total
2009						
Total assets	$256,452	$ —	$446,198	$187,136	$ 31,679	$921,465
Goodwill and other intangibles, net	205,055	—	166,149	77,567	5,576	454,347
Sales to unaffiliated customers:						
Check cashing	56,378	—	67,830	40,390	—	164,598
Fees from consumer lending	79,612	—	121,518	65,376	—	266,506
Money transfers	5,926	—	15,092	5,805	—	26,823
Pawn service fees and sales	—	—	—	13,794	—	13,794
Other	10,954	—	31,827	11,363	1,988	56,132
Total sales to unaffiliated customers	152,870	—	236,267	136,728	1,988	527,853
Provision for loan losses	20,821	—	23,201	8,114	—	52,136
Depreciation and amortization	4,173	—	5,980	5,369	1,380	16,902
Interest expense, net	—	—	16,499	6,603	20,594	43,696
Unrealized foreign exchange gain	—	—	—	(5,499)	—	(5,499)
Gain on derivatives not designated as hedges	—	—	(45)	—	—	(45)
Provision for litigation settlements	—	—	57,476	—	444	57,920
Loss on store closings	6,451	—	2,967	203	719	10,340
Other expense (income), net	381	—	(3,316)	(1,890)	(28)	(4,853)
(Loss) income before income taxes	(11,805)	—	769	36,415	(17,178)	8,201
Income tax provision (benefit)	10,027	—	(44)	9,961	(4,921)	15,023

	United States Retail	DFS	Canada	United Kingdom	Other	Total
2010						
Total assets	$255,436	$122,984	$516,008	$273,299	$ 46,894	$1,214,621
Goodwill and other intangibles, net	206,045	114,376	182,123	99,854	6,588	608,986
Sales to unaffiliated customers:						
Check cashing	46,459	—	69,414	33,601	—	149,474
Fees from consumer lending	65,675	—	147,851	98,871	7,068	319,465
Money transfers	4,841	—	16,439	6,184	—	27,464
Pawn service fees and sales	—	—	—	19,899	—	19,899
Other	10,779	14,695	43,116	25,484	551	94,625
Total sales to unaffiliated customers	127,754	14,695	276,820	184,039	7,619	610,927
Provision for loan losses	10,522	—	15,800	17,480	2,074	45,876
Depreciation and amortization	3,781	3,239	6,691	6,386	1,562	21,659
Interest expense, net	—	(28)	47,910	3,476	17,574	68,932
Loss on extinguishment of debt	—	—	3,643	4,720	1,168	9,531
Unrealized foreign exchange loss (gain)	—	—	2,167	8,009	(31)	10,145
Loss on derivatives not designated as hedges	—	—	12,948	—	—	12,948
Provision for litigation settlements	—	—	22,643	—	6,431	29,074
Loss (gain) on store closings	1,459	1	944	(34)	944	3,314
Other (income) expense, net	—	(291)	(951)	940	2,372	2,070
Income (loss) before income taxes	2,319	4,666	3,678	33,760	(28,246)	16,177
Income tax provision (benefit)	16,261	47	5,162	9,623	(9,724)	21,369

19. Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and by the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

Specifically, certain of the Company's foreign operations in the United Kingdom and Canada expose the Company to fluctuations in interest rates and foreign exchange rates. These fluctuations may impact the value of the Company's cash receipts and payments in terms of the Company's functional currency because the debt is denominated in a currency other than the subsidiary's functional currency. The Company has historically entered into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the U.S. Dollar.

Cash Flow Hedges of Foreign Exchange Risk

Operations in the United Kingdom and Canada have exposed the Company to changes in the CAD-USD and GBP-USD foreign exchange rates. From time to time, the Company's U.K. and Canadian subsidiaries purchase investment securities denominated in a currency other than their functional currency. The subsidiaries hedge the related foreign exchange risk typically with the use of out of the money put options because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges of foreign exchange risk is recorded in other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, is recognized directly in earnings. As of June 30, 2010, the Company did not have any outstanding foreign currency derivatives.

Cash Flow Hedges of Multiple Risks

Prior to the Company's refinancing activities in December 2009, the Company's foreign subsidiaries in the United Kingdom and Canada had variable-rate borrowings denominated in currencies other than the foreign subsidiaries' functional currencies. The foreign subsidiaries were exposed to fluctuations in both the underlying variable borrowing rate and the foreign currency of the borrowing against its functional currency. The foreign subsidiaries have historically used foreign currency derivatives including cross-currency interest rate swaps to manage their then existing exposure to fluctuations in the variable borrowing rate and the foreign exchange rate. Cross-currency interest rate swaps involve both periodically (1) exchanging fixed rate interest payments for floating rate interest receipts and (2) exchanging notional amounts which will occur at the forward exchange rates in effect upon entering into the instrument. The derivatives were designated as cash flow hedges of both interest rate and foreign exchange risks.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges of both interest rate risk and foreign exchange risk was recorded in other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. To

19. Derivative Instruments and Hedging Activities (continued)

Cash Flow Hedges of Multiple Risks (continued)

the extent that it existed, the ineffective portion of the change in fair value of the derivative was recognized directly in earnings.

On May 7, 2009, the Company executed an early settlement of its two cross-currency interest rate swaps hedging variable-rate borrowings at its foreign subsidiary in the United Kingdom. As a result, the Company discontinued hedge accounting on these cross-currency swaps on this date. In accordance with the Derivatives and Hedging Topic of the FASB Codification, the Company continued to report the net gain or loss related to the discontinued cash flow hedges in other comprehensive income included in shareholders' equity and has been reclassifying such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

On December 23, 2009, the Company used a portion of the net proceeds of its $600 million of its 10.375% Senior Notes due 2016 offering to prepay $350 million of the $368.6 million outstanding term loans in both the United Kingdom and Canada. As a result of the Company repaying the majority of its third party loans in the United Kingdom, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of the elimination of the third party debt paid down. The accelerated amount was a loss of $3.9 million reclassified out of other comprehensive income into earnings due to the elimination of the forecasted transactions; this amount is included in Loss on Extinguishment of Debt. Also, the Company discontinued prospectively hedge accounting on its Canadian cross-currency swaps as they no longer met the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. However, because third party debt remained outstanding, we have concluded that the hedged transactions are still probable of occurring. Therefore, in accordance with the Derivatives and Hedging Topic of the FASB Codification, the Company will continue to report the net gain or loss related to the discontinued cash flow hedges at its Canadian entity in other comprehensive income included in stockholders' equity and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

On January 14, 2010, the Company entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 183.6 million to which National Money Mart Company, a Canadian subsidiary of Dollar Financial Corp., is a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment eliminates financial covenants and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that the Company elects to terminate its secured credit facility prior to the maturity of the swap in October 2012. On February 8, 2010, the Company entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of CAD 145.3 million to which National Money Mart Company, a Canadian subsidiary of Dollar Financial Corp., is a party to hedge its variable-rate Canadian term loans denominated in U.S. dollars. The amendment includes financial covenants identical to those in the Company's amended credit facility and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that the Company elects to terminate its secured credit facility prior to the maturity of the swap in October 2012. The Company agreed to pay a higher rate on the interest rate swaps in order to secure these amendments, the impact of which resulted in a non-cash $9.2 million charge.

19. Derivative Instruments and Hedging Activities (continued)

Cash Flow Hedges of Multiple Risks (continued)

As of June 30, 2010, the Company had the following outstanding derivatives:

Foreign Currency Derivatives	Pay Fixed Notional	Pay Fixed Strike Rate	Receive Floating Notional	Receive Floating Index
USD-CAD Cross Currency Swap....	CAD182,606,742	8.75%	$158,812,500	3 mo. LIBOR + 2.75% per annum
USD-CAD Cross Currency Swap....	CAD61,138,048	7.47%	$ 52,937,500	3 mo. LIBOR + 2.75% per annum
USD-CAD Cross Currency Swap....	CAD83,405,438	7.41%	$ 72,187,500	3 mo. LIBOR + 2.75% per annum

Non-designated Hedges of Commodity Risk

In the normal course of business, the Company maintains inventories of gold at its pawn shops in the United Kingdom. From time to time, the Company enters into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of June 30, 2010, the Company's subsidiary in the United Kingdom had six outstanding gold options that were not designated as hedges in qualifying hedging relationships.

The table below presents the fair values of the Company's derivative financial instruments on the Consolidated Balance Sheet as of June 30, 2010 (in thousands).

Tabular Disclosure of Fair Values of Derivative Instruments(1)

	Asset Derivatives As of June 30, 2010		Liability Derivatives As of June 30, 2010	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments				
Cross currency swaps		$—	Derivatives	$47,381
Total derivatives not designated as hedging instruments		$—		$47,381

	Asset Derivatives As of June 30, 2009		Liability Derivatives As of June 30, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Prepaid expenses	$564	Other Liabilities	$ —
Cross currency swaps	Derivatives	—	Derivatives	10,223
Total derivatives not designated as hedging instruments		$564		$10,223

19. Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges of Commodity Risk (continued)

(1) The fair values of derivative instruments are presented in the above table on a gross basis. Certain of the above derivative instruments are subject to master netting arrangements and qualify for net presentation in the Consolidated Balance Sheet.

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statement of Operations for the period ending June 30, 2010 and 2009 (in thousands).

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ending June 30, 2010

Derivatives in SFAS 133 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity Options. . .				Other income/ (expense)	$ (18)
Foreign Exchange Contracts	$ (34)	Foreign currency gain/(loss)	$ —	Other income/ (expense)	—
Cross Currency Swaps		Interest Expense	(7,765)	Other income/ (expense)	(12,948)
	(2,673)	Corporate Expenses	2,240		
Total	$(2,707)		$(5,525)		$(12,966)

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ending June 30, 2009

Derivatives in SFAS 133 Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Foreign Exchange Contracts	$ 214	Foreign currency gain/(loss)	$ —	Other income/ (expense)	$45
Cross Currency Swaps		Interest Expense	(132)	Other income/ (expense)	—
	26,198	Corporate Expenses	37		—
Total	$26,412		$ (95)		$45

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

19. Derivative Instruments and Hedging Activities (continued)

Credit-risk-related Contingent Features (continued)

The Company's agreements with certain of its derivative counterparties also contain provisions requiring it to maintain certain minimum financial covenant ratios related to its indebtedness. Failure to comply with the covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

As of June 30, 2010, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for non-performance risk, related to these agreements was $54.5 million. As of June 30, 2010, the Company has not, nor is it required to post, any collateral related to these agreements. If the Company breached any of these provisions it would be required to settle its obligations under the agreements at their termination value of $54.6 million at June 30, 2010.

20. Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income (loss), foreign currency translation adjustments and fair value adjustments for cash flow hedges (see Note 19). The following shows the comprehensive income (loss) for the periods stated (in thousands):

	June 30,		
	2008	2009	2010
Net income (loss)	$43,364	$ (6,822)	$ (4,899)
Foreign currency translation adjustment(1)	302	(17,884)	(7,753)
Fair value adjustments for cash flow hedges, net(2)(3)	(7,870)	(8,152)	2,421
Total comprehensive income (loss)	$35,796	$(32,858)	$(10,231)

(1) The ending balance of the foreign currency translation adjustments included in accumulated other comprehensive income (loss) on the balance sheet were gains of $37.9 million, $20.2 million and $13.3 million as of June 30, 2008, 2009 and 2010, respectively.

(2) Net of $3.8 million, $7.7 million and $2.3 million of tax for the years ended June 30, 2008, 2009 and 2010, respectively.

(3) Net of $1.2 million, $2.0 million and $5.7 million which were reclassified into earnings for the years ended June 30, 2008, 2009 and 2010, respectively.

Accumulated other comprehensive income, net of related tax, consisted of unrealized losses on terminated cross-currency interest rate swaps of $10.6 million at June 30, 2010, compared to net unrealized gains on put options designated as cash flow hedges of $37 thousand, $8.7 million of net unrealized losses on cross-currency interest rate swaps designated as cash flow hedging transactions and unrealized losses on terminated cross-currency interest rate swaps of $3.5 million at June 30, 2009.

21. Unaudited Quarterly Operating Results

Summarized quarterly financial data for the fiscal years ended June 30, 2010 and 2009 are as follows:

	Three Months Ended				Year Ended
	September 30	December 31	March 31	June 30	30-Jun
	(Unaudited) (In thousands except per share data)				
Fiscal 2010:					
Revenues	$141,808	$152,741	$157,348	$159,030	$610,927
Income before income taxes	$ 13,297	$ 12,940	$(14,610)	$ 4,550	$ 16,177
Net income attributable to Dollar Financial Corp.	$ 5,273	$ 7,130	$(12,241)	$ (5,061)	$ (4,899)
Basic earnings per share	$ 0.22	$ 0.30	$ (0.51)	$ (0.21)	$ (0.20)
Diluted earnings per share	$ 0.22	$ 0.29	$ (0.51)	$ (0.21)	$ (0.20)
Fiscal 2009:					
Revenues	$153,076	$132,173	$118,164	$124,440	$527,853
Income before income taxes	$ 16,513	$ 19,932	$ 14,060	$(42,304)	$ 8,201
Net income attributable to Dollar Financial Corp.	$ 11,287	$ 9,549	$ 5,699	$(33,357)	$ (6,822)
Basic earnings per share	$ 0.47	$ 0.40	$ 0.24	$ (1.39)	$ (0.28)
Diluted earnings per share	$ 0.46	$ 0.40	$ 0.24	$ (1.39)	$ (0.28)

22. Subsidiary Guarantor Financial Information

National Money Mart Company's payment obligations under its 10.375% Senior Notes due 2016 are jointly and severally guaranteed (such guarantees, the "Guarantees") on a full and unconditional basis by Dollar Financial Corp. and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries (the "Guarantors").

The Guarantees of the 2016 Notes will:

- be senior unsecured obligations of the applicable Guarantor;
- rank equal in right or payment with existing and future unsubordinated indebtedness of the applicable Guarantor;
- rank senior in right of payment to all existing and future subordinated indebtedness of the applicable Guarantor; and
- be effectively junior to an indebtedness of such Guarantor, including indebtedness under the Company's Amended and Restated Credit Facility, which is secured by assets of such Guarantor to the extent of the value of the assets securing such Indebtedness.

Separate financial statements of each subsidiary Guarantor have not been presented because they are not required by securities laws and management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheets at June 30, 2010 and 2009 and the condensed consolidating statements of operations and cash flows for the years ended June 30, 2010, 2009 and 2008 of Dollar Financial Corp., National Money Mart Company, the combined Guarantors, the combined Non-Guarantors and the consolidated Company.

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2010

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Current Assets						
Cash and cash equivalents	$ 5,417	$218,577	$ 18,305	$ 48,995	$ —	$ 291,294
Loans receivable, net	—	29,801	20,926	87,585	—	138,312
Loans in default, net	—	6,043	631	586	—	7,260
Other receivables	338	9,857	1,753	7,000	(1,685)	17,263
Prepaid expenses and other current assets	—	7,494	3,564	18,579	(2,893)	26,744
Total current assets	5,755	271,772	45,179	162,745	(4,578)	480,873
Deferred tax asset, net of valuation allowance	—	22,511	—	74	—	22,585
Intercompany receivables	253,033	41,621	—	—	(294,654)	—
Property and equipment, net	—	27,520	14,369	25,648	—	67,537
Goodwill and other intangibles	—	182,123	206,590	220,273	—	608,986
Debt issuance costs, net	1,520	14,639	2,371	124	—	18,654
Investment in subsidiaries	82,382	285,862	103,081	—	(471,325)	—
Other	—	740	12,272	2,974	—	15,986
Total Assets	$342,690	$846,788	$383,862	$411,838	$(770,557)	$1,214,621
Current Liabilities						
Accounts payable	$ 308	$ 14,242	$ 11,847	$ 18,488	$ —	$ 44,885
Income taxes payable	—	—	1,023	6,854	(1,685)	6,192
Accrued expenses and other liabilities	833	50,344	27,762	15,455	(1,821)	92,573
Debt due within one year	—	—	—	3,283	—	3,283
Current deferred tax liability	—	—	—	295	—	295
Total current liabilities	1,141	64,586	40,632	44,375	(3,506)	147,228
Fair value of derivatives	—	47,381	—	—	—	47,381
Long-term deferred tax liability	—	6,679	17,316	51	—	24,046
Long-term debt	123,232	596,659	—	5,418	—	725,309
Intercompany payables	—	—	232,430	62,224	(294,654)	—
Other non-current liabilities	—	40,532	10,027	1,755	—	52,314
Total liabilities	124,373	755,837	300,405	113,823	(298,160)	996,278
Total Dollar Financial Corp. stockholders' equity	218,317	90,951	83,457	297,992	(472,397)	218,320
Non-controlling interest	—	—	—	23	—	23
Total stockholders' equity	218,317	90,951	83,457	298,015	(472,397)	218,343
Total Liabilities and Stockholders' Equity	$342,690	$846,788	$383,862	$411,838	$(770,557)	$1,214,621

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations
Year ended June 30, 2010

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Revenues:						
Check cashing	$ —	$ 69,414	$ 46,459	$ 33,601	$ —	$149,474
Fees from consumer lending	—	147,851	65,675	105,939	—	319,465
Other	—	59,556	15,621	66,811	—	141,988
Total revenues	—	276,821	127,755	206,351	—	610,927
Operating expenses:						
Salaries and benefits	—	58,126	49,321	46,529	—	153,976
Provision for loan losses	—	15,800	10,522	19,554	—	45,876
Occupancy	—	16,054	13,999	13,227	—	43,280
Depreciation	—	5,404	3,760	5,170	—	14,334
Other	—	46,311	23,117	37,693	—	107,121
Total operating expenses	—	141,695	100,719	122,173	—	364,587
Operating margin	—	135,126	27,036	84,178	—	246,340
Corporate and other expenses:						
Corporate expenses	—	20,844	50,254	15,726	—	86,824
Intercompany charges	—	20,015	(30,272)	10,257	—	—
Other depreciation and amortization	—	1,287	1,465	4,573	—	7,325
Interest expense, net	15,062	47,910	1,799	4,161	—	68,932
Loss on extinguishment of debt	475	3,642	694	4,720	—	9,531
Unrealized foreign exchange loss (gain)	—	2,168	(70)	8,047	—	10,145
Loss on derivatives not designated as hedges	—	12,948	—	—	—	12,948
Provision for litigation settlements	—	22,644	6,430	—	—	29,074
Loss on store closings	—	945	1,467	902	—	3,314
Other expense (income), net	—	518	(139,098)	650	140,000	2,070
(Loss) income before income taxes	(15,537)	2,205	134,367	35,142	(140,000)	16,177
Income tax (benefit) provision	(286)	5,161	6,242	10,252	—	21,369
Net (loss) income	(15,251)	(2,956)	128,125	24,890	(140,000)	(5,192)
Less: Net loss attributable to non-controlling interests	—	—	—	(293)	—	(293)
Equity in net income(loss) of subsidiaries:						
National Money Mart Company	(2,956)	—	—	—	2,956	—
Guarantors	128,125	—	—	—	(128,125)	—
Non-guarantors	25,183	—	—	—	(25,183)	—
Net income (loss) attributable to Dollar Financial Corp.	$135,101	$ (2,956)	$ 128,125	$ 25,183	$(290,352)	$ (4,899)

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2010

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Cash flows from operating activities:						
Net income	$ 135,101	$ (2,956)	$ 128,125	$ 25,183	$(290,352)	$ (4,899)
Adjustments to reconcile net income to net cash provided by operating activities:						
Undistributed income of subsidiaries	(150,352)	—	—	—	150,352	—
Depreciation and amortization	651	8,610	5,860	9,906	—	25,027
Loss on extinguishment of debt	475	3,642	694	4,720	—	9,531
Change in fair value of derivative not designated as a hedge	—	3,597	—	—	—	3,597
Provision for loan losses	—	15,800	10,522	19,554	—	45,876
Non-cash stock compensation	5,814	—	—	—	—	5,814
Non-controlling interest	—	—	—	(293)	—	(293)
Losses on disposal of fixed assets	—	345	837	60	—	1,242
Unrealized foreign exchange loss(gain)	—	1,937	(70)	8,047	—	9,914
Deferred tax provision (benefit)	—	91	5,214	(4,654)	—	651
Accretion of debt discount and deferred issuance costs	8,946	3,557	63	857	—	13,423
Change in assets and liabilities (net of effect of acquisitions):						
Increase (decrease) in loans and other receivables	(8)	(20,214)	(9,886)	(36,901)	271	(66,738)
Decrease (increase) in prepaid expenses and other	—	10,622	(2,224)	6,498	(18,507)	(3,611)
Provision for litigation settlements	—	19,748	—	4,855	—	24,603
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1,062	4,449	(7,841)	6,661	18,236	22,567
Net cash provided by operating activities	1,689	49,228	131,294	44,493	(140,000)	86,704
Cash flows from investing activities:						
Acquisitions, net of cash acquired	—	—	(303)	(154,749)	—	(155,052)
Additions to property and equipment	—	(7,362)	(6,729)	(15,304)	—	(29,395)
Net decrease (increase) in due from affiliates	36,291	(270,690)	(134,479)	228,878	140,000	—
Net cash provided by (used in) investing activities	36,291	(278,052)	(141,511)	58,825	140,000	(184,447)
Cash flows from financing activities:						
Proceeds from 10.375% Senior Notes due 2016	—	596,388	—	—	—	596,388
Proceeds from the exercise of stock options	1,458	—	—	—	—	1,458
Repayment of term loan notes	—	(286,762)	—	(82,479)	—	(369,241)
Other debt payments	—	—	—	(6,992)	—	(6,992)
Repurchase of convertible debt	(32,032)	—	—	—	—	(32,032)
Payment of debt issuance and other costs	(2,088)	(15,735)	(1,818)	(149)	—	(19,790)
Net cash (used in) provided by financing activities	(32,662)	293,891	(1,818)	(89,620)	—	169,791
Effect of exchange rate changes on cash and cash equivalents	—	15,102	—	(5,458)	—	9,644
Net increase (decrease) in cash and cash equivalents	5,318	80,169	(12,035)	8,240	—	81,692
Cash and cash equivalents balance-beginning of period	99	138,408	30,340	40,755	—	209,602
Cash and cash equivalents balance-end of period	$ 5,417	$ 218,577	$ 18,305	$ 48,995	$ —	$ 291,294

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2009

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Current Assets						
Cash and cash equivalents	$ 99	$138,408	$ 30,340	$ 40,755	$ —	$209,602
Loans receivable, net	—	25,191	21,863	67,640	—	114,694
Loans in default, net	—	5,415	934	87	—	6,436
Other receivables	330	4,423	1,149	1,397	—	7,299
Prepaid expenses and other current assets	—	17,606	3,626	23,001	(21,400)	22,833
Total current assets	429	191,043	57,912	132,880	(21,400)	360,864
Deferred tax asset, net of valuation allowance	—	20,901	—	6,161	—	27,062
Intercompany receivables	289,324	47,077	—	—	(336,401)	—
Property and equipment, net	11	25,074	13,812	19,717	—	58,614
Goodwill and other intangibles	—	166,149	206,287	81,911	—	454,347
Debt issuance costs, net	3,039	3,935	1,882	1,013	—	9,869
Investment in subsidiaries	77,364	—	124,544	—	(201,908)	—
Other	—	606	9,982	121	—	10,709
Total Assets	$370,167	$454,785	$414,419	$241,803	$(559,709)	$921,465
Current Liabilities						
Accounts payable	$ 89	$ 11,044	$ 13,743	$ 11,422	$ —	$ 36,298
Income taxes payable	—	2,753	330	11,751	—	14,834
Accrued expenses and other liabilities	—	42,998	36,609	12,416	(21,435)	70,588
Debt due within one year	—	2,950	—	2,930	—	5,880
Current deferred tax liability	—	71	—	—	—	71
Total current liabilities	89	59,816	50,682	38,519	(21,435)	127,671
Fair value of derivatives	—	10,223	—	—	—	10,223
Long-term deferred tax liability	—	6,624	12,102	150	—	18,876
Long-term debt	161,316	283,937	—	85,172	—	530,425
Intercompany payables	—	—	267,040	69,361	(336,401)	—
Other non-current liabilities	—	17,897	7,431	29	(165)	25,192
Total liabilities	161,405	378,497	337,255	193,231	(358,001)	712,387
Total Dollar Financial Corp. stockholders' equity	208,762	76,288	77,164	48,256	(201,708)	208,762
Non-controlling interest	—	—	—	316	—	316
Total stockholders' equity	208,762	76,288	77,164	48,572	(201,708)	209,078
Total Liabilities and Stockholders' Equity	$370,167	$454,785	$414,419	$241,803	$(559,709)	$921,465

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations
Year ended June 30, 2009

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Revenues:						
Check cashing	$ —	$ 67,830	$ 56,378	$ 40,390	$ —	$164,598
Fees from consumer lending	—	121,518	79,612	65,376	—	266,506
Other	—	46,919	16,880	32,950	—	96,749
Total revenues	—	236,267	152,870	138,716	—	527,853
Operating expenses:						
Salaries and benefits	—	51,741	58,585	35,390	—	145,716
Provision for loan losses	—	23,201	20,821	8,114	—	52,136
Occupancy	—	14,491	16,304	11,017	—	41,812
Depreciation	—	4,752	4,173	4,150	—	13,075
Other	—	37,829	29,885	25,596	—	93,310
Total operating expenses	—	132,014	129,768	84,267	—	346,049
Operating margin	—	104,253	23,102	54,449	—	181,804
Corporate and other expenses:						
Corporate expenses	—	16,285	39,515	12,417	—	68,217
Intercompany charges	(5,336)	7,406	(8,800)	6,730	—	—
Other depreciation and amortization	—	1,228	1,203	1,396	—	3,827
Interest expense, net	15,504	16,499	5,090	6,603	—	43,696
Unrealized foreign exchange gain	—	—	—	(5,499)	—	(5,499)
Provision for litigation settlements	—	57,476	369	75	—	57,920
Loss on store closings	—	2,967	6,950	423	—	10,340
Other expense (income), net	—	(1,805)	(1,757)	(1,336)	—	(4,898)
(Loss) income before income taxes	(10,168)	4,197	(19,468)	33,640	—	8,201
Income tax (benefit)provision	—	(45)	5,097	9,971	—	15,023
Net (loss) income	(10,168)	4,242	(24,565)	23,669	—	(6,822)
Equity in net income(loss) of subsidiaries:						
National Money Mart Company	4,242	—	—	—	(4,242)	—
Guarantors	(24,565)	—	—	—	24,565	—
Non-guarantors	23,669	—	—	—	(23,669)	—
Net (loss) income attributable to Dollar Financial Corp.	$ (6,822)	$ 4,242	$(24,565)	$ 23,669	$ (3,346)	$ (6,822)

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2009

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Cash flows from operating activities:						
Net income (loss)	$(6,822)	$ 4,242	$(24,565)	$ 23,669	$ (3,346)	$ (6,822)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Undistributed income of subsidiaries	(3,346)	—	—	—	3,346	—
Depreciation and amortization	868	7,133	5,933	5,978	—	19,912
Provision for loan losses	—	23,201	20,821	8,114	—	52,136
Non-cash stock compensation	6,363	—	—	—	—	6,363
Losses on disposal of fixed assets	—	1,196	1,695	341	—	3,232
Unrealized foreign exchange gain	—	—	—	(5,499)	—	(5,499)
Deferred tax (benefit) provision	—	(15,179)	4,866	(236)	—	(10,549)
Accretion of debt discount and deferred issuance costs	8,933	—	—	—	—	8,933
Change in assets and liabilities (net of effect of acquisitions):						
Increase in loans and other receivables	(11)	(16,083)	(14,718)	(13,530)	—	(44,342)
(Increase) decrease in prepaid expenses and other	—	(13,441)	(1,391)	(12,131)	21,400	(5,563)
Provision for litigation settlements	—	49,219	—	—	—	49,219
Increase (decrease) in accounts payable, accrued expenses and other liabilities	41	(17,147)	21,968	8,722	(21,400)	(7,816)
Net cash provided by operating activities	6,026	23,141	14,609	15,428	—	59,204
Cash flows from investing activities:						
Acquisitions, net of cash acquired	—	(144)	(73)	(26,002)	—	(26,219)
Additions to property and equipment	—	(2,864)	(3,803)	(9,068)	—	(15,735)
Net (increase) decrease in due from affiliates	(2,008)	13,045	(30,428)	19,391	—	—
Net cash (used in) provided by investing activities	(2,008)	10,037	(34,304)	(15,679)	—	(41,954)
Cash flows from financing activities:						
Proceeds from termination of cross currency swaps	—	—	—	14,353	—	14,353
Proceeds from exercise of stock options	3,317	—	—	—	—	3,317
Purchase of company stock	(7,492)	—	—	—	—	(7,492)
Other debt payments	—	(2,919)	—	(700)	—	(3,619)
Net decrease in revolving credit facilities	—	—	—	(3,762)	—	(3,762)
Payment of debt issuance and other costs	—	—	(128)	—	—	(128)
Net cash used in financing activities	(4,175)	(2,919)	(128)	9,891	—	2,669
Effect of exchange rate changes on cash and cash equivalents	—	(11,278)	—	(8,753)	—	(20,031)
Net (decrease) increase in cash and cash equivalents	(157)	18,981	(19,823)	887	—	(112)
Cash and cash equivalents balance-beginning of period	256	119,427	50,163	39,868	—	209,714
Cash and cash equivalents balance-end of period	$ 99	$138,408	$ 30,340	$ 40,755	$ —	$209,602

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations
Year ended June 30, 2008

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Revenues:						
Check cashing	$ —	$ 81,806	$ 57,438	$ 57,336	$ —	$196,580
Fees from consumer lending	—	147,313	79,838	55,329	—	282,480
Other	—	50,372	13,632	29,120	—	93,124
Total revenues	—	279,491	150,908	141,785	—	572,184
Operating expenses:						
Salaries and benefits	—	63,247	57,358	38,758	—	159,363
Provision for loan losses	—	27,115	24,889	6,454	—	58,458
Occupancy	—	16,161	16,183	10,674	—	43,018
Depreciation	—	5,527	4,253	3,883	—	13,663
Other	—	39,273	31,158	28,021	—	98,452
Total operating expenses	—	151,323	133,841	87,790	—	372,954
Operating margin	—	128,168	17,067	53,995	—	199,230
Corporate and other expenses:						
Corporate expenses	—	23,599	33,880	13,380	—	70,859
Intercompany charges	(4,068)	13,268	(19,757)	10,557	—	—
Other depreciation and amortization	—	1,490	1,021	1,391	—	3,902
Interest expense, net	12,715	21,611	2,453	7,599	—	44,378
Provision for litigation settlements	—	—	240	105	—	345
Loss on store closings	—	119	869	5	—	993
Other expense (income), net	—	714	(1,471)	131	—	(626)
(Loss) income before income taxes	(8,647)	67,367	(168)	20,827	—	79,379
Income tax provision	—	25,721	3,491	6,803	—	36,015
Net (loss) income	(8,647)	41,646	(3,659)	14,024	—	43,364
Equity in net income(loss) of subsidiaries:						
National Money Mart Company	41,646	—	—	—	(41,646)	—
Guarantors	(3,659)	—	—	—	3,659	—
Non-guarantors	14,024	—	—	—	(14,024)	—
Net (loss) income attributable to Dollar Financial Corp.	$43,364	$ 41,646	$ (3,659)	$ 14,024	$(52,011)	$ 43,364

22. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2008

	Dollar Financial Corp.	National Money Mart	DFG, Inc. and Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)			
Cash flows from operating activities:						
Net income	$ 43,364	$ 41,646	$ (3,659)	$ 14,024	$(52,011)	$ 43,364
Adjustments to reconcile net income to net cash provided by operating activities:						
Undistributed income of subsidiaries	(52,011)	—	—	—	52,011	—
Depreciation and amortization	861	8,343	5,786	5,634		20,624
Loss on extinguishment of debt	—	—	97	—	—	97
Provision for loan losses		27,115	24,889	6,454	—	58,458
Non-cash stock compensation	2,682	—	—	—	—	2,682
Losses on disposal of fixed assets	—	93	419	6	—	518
Deferred tax provision (benefit)	—	2,574	3,312	86	—	5,972
Accretion of debt discount and deferred issuance costs	8,142	—	—	—	—	8,142
Change in assets and liabilities (net of effect of acquisitions):						
Increase in loans and other receivables	(12)	(27,902)	(24,354)	(24,210)	—	(76,478)
Increase in prepaid expenses and other	—	(1,714)	(4,004)	(4,225)		(9,943)
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(468)	5,399	14,504	7,885	—	27,320
Net cash provided by operating activities	2,558	55,554	16,990	5,654	—	80,756
Cash flows from investing activities:						
Acquisitions, net of cash acquired	—	(2,300)	(129,954)	(11,174)	—	(143,428)
Additions to property and equipment	—	(10,652)	(5,132)	(7,744)	—	(23,528)
Net (increase) decrease in due from affiliates	(147,913)	7,933	126,921	13,059	—	—
Net cash provided by (used in) investing activities	(147,913)	(5,019)	(8,165)	(5,859)	—	(166,956)
Cash flows from financing activities:						
Decrease in restricted cash	—	14	1,000	—	—	1,014
Proceeds from the exercise of stock options	1,055	—	—	—	—	1,055
Other debt payments	—	(3,374)	—	(1,017)	—	(4,391)
Repayment of 9.75% Senior Notes due 2011	—	—	(2,179)	—	—	(2,179)
Net increase in revolving credit facilities	—	—	—	5,243	—	5,243
Payment of debt issuance and other costs	(149)	—	(305)	—	—	(454)
Net cash (used in) provided by financing activities	906	(3,360)	(1,484)	4,226	—	288
Effect of exchange rate changes on cash and cash equivalents	—	4,873	—	(192)	—	4,681
Net increase (decrease) in cash and cash equivalents	(144,449)	52,048	7,341	3,829	—	(81,231)
Cash and cash equivalents balance-beginning of period	144,705	67,379	42,822	36,039	—	290,945
Cash and cash equivalents balance-end of period	$ 256	$119,427	$ 50,163	$ 39,868	$ —	$ 209,714

23. Subsequent Events

On August 25, 2010, the Company entered into an agreement to acquire Folkia Group AS ("Folkia"), a leading Scandinavian internet lending business headquartered in Stockholm, Sweden. Folkia, which was founded in 2006, currently provides internet loans in four countries including Sweden, Finland, Denmark, and Estonia. The completion of the acquisition is contingent upon customary closing conditions, including local regulatory approval, which is expected to take 45 to 90 days to obtain. The purchase price of the acquisition is approximately $28.0 million with a potential for future earn-out payments depending on the growth of the acquired business over the next two years.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management conducted an evaluation, with the participation of our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance and Corporate Controller, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance and Corporate Controller have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance and Corporate Controller, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control over Financial Reporting

Our management's annual report on internal control over financial reporting required by this Item is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(b) Report of Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm required by this Item is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(c) Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the fiscal quarter ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION.*

On August 25, 2010, the Human Resources and Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Dollar Financial Corp., a Delaware corporation (the "Company"), approved cash bonus awards for the following named executive officers pursuant to the Company's Executive Management Bonus Program (with respect to Messrs. Weiss, Underwood and Miller) and Key Management Bonus Program (with respect to Messrs. Franchuk and Piccini) earned for the fiscal year ended June 30, 2010. The bonus awards approved by the Committee were based upon the achievement by the Company of financial and strategic objectives established by the Board for the Executive Management Bonus Program and the Key Management Bonus Program. The bonus awards will be paid on or about September 1, 2010.

Named Executive Officer	Bonus Award for Fiscal 2010 (in local currency)
Jeffrey Weiss	$ 1,723,750
Randy Underwood	$ 909,000
Norman Miller	$ 720,000
Sydney Franchuk	CDN 472,305
Silvio Piccini	$ 275,000

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors and Officers

The information required by this Item with respect to executive officers, directors, any material changes to the procedures for stockholders to recommend nominees for the Board of Directors, the Audit Committee of the Board of Directors, the Audit Committee financial experts and Section 16(a) compliance will be set forth in our Proxy Statement for the 2010 Annual Meeting of Shareholders ("Proxy Statement"), to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement.

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller, as well as other senior officers. The Code of Business Conduct and Ethics (the "Code") is publicly available on our website at http://www.dfg.com/ethics.asp. Amendments to the Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable SEC rules will be disclosed on the Company's website.

Item 11. *EXECUTIVE COMPENSATION*

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The information required by this Item with respect to security ownership or certain beneficial owners and management will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement.

Securities Authorized For Issuance Under Equity Compensation Plans As of June 30, 2010:

The following table sets forth, as of June 30, 2010, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation Plans approved by Stockholders:			
Options	1,938,723	$15.33	437,017(a)
Restricted Shares/Restricted Stock Unit Awards	706,539	(b)	(a)
Equity compensation Plans not approved by Stockholders	—	—	—
Total	2,645,262	$15.33	437,017

(a) 401,836 of these shares may be issued as restricted shares/restricted stock unit awards under our 2007 Equity Incentive Plan

(b) Not applicable

Item 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE***

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement.

Item 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference to our Proxy Statement.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents Filed as Part of this Report.

(1) Financial Statements. All financial statements required to be filed by Item 8 of Form 10-K and included in this Annual Report on Form 10-K are listed in Item 8 hereof. No additional financial statements are filed herein or are attached as exhibits hereto.

(2) Financial Statement Schedules. All financial statement schedules have been omitted here because they are not applicable, not required or the information is shown in the financial statements or related notes.

(3) Exhibits.

Exhibit No.	Description of Document
2.1	Asset Purchase Agreement, by and among CCS Financial Services, Inc., Allen Eager, the Allen Eager Revocable Trust, Paul P. Hauser, Barry E. Hershman, and the Barry E. Hershman Revocable Trust and Check Mart of Florida, Inc., dated October 11, 2007(9)
2.2	Purchase Agreement dated as of October 28, 2009 by and among Dollar Financial Corp, Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(19)
2.3	Amendment to Purchase Agreement dated as of December 23, 2009 by and among Dollar Financial Corp, Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(20)
3.1(a)	Amended and Restated Certificate of Incorporation of Dollar Financial Corp.(21)
3.1(b)	Amended and Restated Bylaws of Dollar Financial Corp.(21)
4.1	Indenture dated June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 2.875% Senior Convertible Notes due 2027(5)
4.2	Registration Rights Agreement dated June 27, 2007 by and among Dollar Financial Corp. and Wachovia Capital Markets, LLC and Bear, Sterns & Co. Inc., as representatives of the initial purchasers(5)
4.3	Indenture dated December 21, 2009, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028(20)
4.4	Indenture dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and U.S. Bank National Association, as trustee, governing the terms of the 10.375% Senior Notes due 2016(20)
4.5	Registration Rights Agreement dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, as representatives of the initial purchasers(20)
10.1	Amended and Restated Credit Agreement among Dollar Financial Corp., Dollar Financial Group, Inc., National Money Mart Company, Dollar Financial U.K. Limited, the several lenders from time to time parties thereto, U.S. Bank National Association, as documentation agent, Credit Suisse Securities (USA) LLC, as syndication agent, and Wells Fargo Bank, National Association, as administrative agent and as security trustee, dated as of December 23, 2009(19)
10.2	Dollar Financial Corp. Second Amended and Restated Stockholders Agreement, dated as of November 13, 2003, by and among Green Equity Investors II, L.P., Stone Street Fund 1998, L.P. Bridge Street Fund 1998, GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Ares Leveraged Investment Fund, L.P. a Delaware limited partnership, Ares Leveraged Investment Fund L.P., a Delaware limited partnership, Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership, C.L. Jeffrey, Sheila Jeffrey, certain signatories thereto and Dollar Financial Corp(1)

Exhibit No.	Description of Document
10.3	Amendment No. 2 to Second Amended and Restated Stockholders Agreement, dated as of April 14, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. and Jeffrey Weiss(2)
10.4	Amendment No. 3 to Second Amended and Restated Stockholders Agreement, dated as of July 6, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., and Jeffrey Weiss(3)
10.5	Form of Director Indemnification Agreement(2)
10.6*	Employment Agreement, dated as of October 30, 2009, by and among Dollar Financial Group, Inc., Dollar Financial Corp. and Jeffrey Weiss(17)
10.7*	Amended and Restated Employment Agreement by and among Norman Miller, the Company and DFG, dated as of May 14, 2008(12)
10.8*	Amended and Restated Employment Agreement by and among Randy Underwood, the Company and DFG, dated as of May 17, 2010(23)
10.9*	Employment Agreement by and between National Money Mart and Sydney Franchuk dated March 18, 2009(15)
10.10*	Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(6)
10.11*	Form of Stock Option Agreement for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.12*	Form of Stock Option Grant Notice for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.13*	Canadian Form of Restricted Stock Unit Award Agreement under the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(11)
10.14*	Form of Restricted Stock Grant Document for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(16)
10.15*	Form of Restricted Stock Grant Document for the 2005 Stock Incentive Plan (International Grantee)(16)
10.16*	Dollar Financial Corp. 2007 Equity Incentive Plan(10)
10.17*	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan(14)
10.18*	Form of Stock Option Grant Notice for 2007 Equity Incentive Plan(14)
10.19*	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan (International Grantee)(14)
10.20*	Form of Restricted Stock Grant Document for the 2007 Stock Incentive Plan(16)
10.21*	Dollar Financial Corp. Amended and Restated Deferred Compensation Plan effective as of January 1, 2009(13)
10.22*	Dollar Financial Corp. Amended and Restated Supplemental Executive Conditional Deferred Award Plan for U.K. Participants(13)
10.23*	Dollar Financial Corp. Supplemental Executive Deferred Award Plan for Canadian Participants(7)
10.24*	Dollar Financial Corp. Fiscal 2008 Executive Management Bonus Plan(8)
10.25*	Dollar Financial Corp. 2008 Key Management Bonus Plan(8)
10.26*	Dollar Financial Corp. Fiscal 2009 Executive Management Bonus Program(16)
10.27*	Dollar Financial Corp. 2009 Key Management Bonus Program(16)
10.28*	Dollar Financial Corp. Fiscal 2010 Executive Management Bonus Program(16)
10.29*	Dollar Financial Corp. Fiscal 2010 Key Management Bonus Program(16)
10.30*	Dollar Financial Corp. Fiscal 2011 Bonus Program

Exhibit No.	Description of Document
10.31	Detailed Settlement Agreement by and among Kenneth Smith, as Estate Trustee of the last Will and Testament of Margaret Smith, deceased, and Ronald Adrien Oriet, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants, dated November 6, 2009(18)
10.32	Settlement Agreement effective as of March 4, 2010 and executed as of May 6, 2010 by and among Kurt MacKinnon and Louise Parsons, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants(22)
21.1	Subsidiaries of Dollar Financial Corp.
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.2	Certification of Chief Financial Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.3	Certification of Corporate Controller Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
32.1	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3	Certification of Corporate Controller Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(1)	Incorporated by reference to the Registration Statement on Form S-4 filed by Dollar Financial Group, Inc. on December 23, 2003 (File No. 333-111473)
(2)	Incorporated by reference to the Registration Statement on Form S-1/A filed by Dollar Financial Corp. on July 7, 2004 (File No. 333-113570)
(3)	Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 filed by Dollar Financial Corp. on July 16, 2004 (File No. 333-113570)
(4)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 11, 2005 (File No. 000-50866)
(5)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866)
(6)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 5, 2007 (File No. 000-50866)
(7)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 17, 2007 (File No. 000-50866)
(8)	Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Group, Inc. on September 18, 2007 (File No. 333-18221)
(9)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2007 (File No. 000-50866)
(10)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on November 21, 2007 (File No. 000-50866)
(11)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 9, 2008 (File No. 000-50866
(12)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on May 15, 2008 (File No. 000-50866)
(13)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on September 29, 2008 (File No. 000-50866)
(14)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 5, 2008 (File No. 000-50866)

Exhibit No.	Description of Document
(15)	Incorporated by reference to the Current Report on Form 8-K filed March 20, 2009 (File No. 000-50866)
(16)	Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Corp. on September 3, 2009 (File No. 000-50866)
(17)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on November 2, 2009 (File No. 000-50866)
(18)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2009 (File No. 000-50866)
(19)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 2, 2009 (File No. 000-50866)
(20)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)
(21)	Incorporated by reference to the Registration Statement on Form S-4 filed by National Money Mart Company and Dollar Financial Corp. on March 22, 2010 (File No. 333-165617)
(22)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 10, 2010 (File No. 000-50866)
(23)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on May 18, 2010 (File No. 000-50866)
(24)	Incorporated by reference to the Registration Statement on Form S-4/A filed by National Money Mart Company and Dollar Financial Corp. on May 21, 2010 (File No. 333-165617)

* Management contracts and compensatory plans and arrangements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR FINANCIAL CORP.

By: /s/ RANDY UNDERWOOD

Randy Underwood
Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JEFFREY A. WEISS **Jeffrey A. Weiss**	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	August 31, 2010
/s/ RANDY UNDERWOOD **Randy Underwood**	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	August 31, 2010
/s/ DAVID JESSICK **David Jessick**	Director	August 31, 2010
/s/ KENNETH SCHWENKE **Kenneth Schwenke**	Director	August 31, 2010
/s/ CLIVE KAHN **Clive Kahn**	Director	August 31, 2010
/s/ JOHN GAVIN **John Gavin**	Director	August 31, 2010
/s/ RON MCLAUGHLIN **Ron McLaughlin**	Director	August 31, 2010
/s/ MICHAEL KOOPER **Michael Kooper**	Director	August 31, 2010

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Dollar Financial Corp. of our reports dated August 31, 2010, with respect to the Consolidated Financial Statements of Dollar Financial Corp., and the effectiveness of internal control over financial reporting of Dollar Financial Corp., included in this Annual Report (Form 10-K) for the year ended June 30, 2010.

(1) Registration Statement (Form S-8 No. 333-147495) pertaining to the Dollar Financial Corp. 2007 Equity Incentive Plan;

(2) Registration Statement (Form S-8 No. 333-134262) pertaining to the Dollar Financial Corp. Deferred Compensation Plan;

(3) Registration Statement (Form S-8 No. 333-123320) pertaining to the Dollar Financial Corp. 1999 Stock Incentive Plan and Dollar Financial Corp. 2005 Stock Incentive Plan;

(4) Registration Statement (Form S-3 Nos. 333-139580, 333-146205 and 333-164097) of Dollar Financial Corp.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 31, 2010

Exhibit 31.1

CERTIFICATION

I, Jeffrey A. Weiss, certify that:

1. I have reviewed this annual report on Form 10-K of Dollar Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer

Date: August 31, 2010

Exhibit 31.2

CERTIFICATION

I, Randy Underwood, certify that:

1. I have reviewed this annual report on Form 10-K of Dollar Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

Date: August 31, 2010

Exhibit 31.3

CERTIFICATION

I, William Athas, certify that:

1. I have reviewed this annual report on Form 10-K of Dollar Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance and
Corporate Controller

Date: August 31, 2010

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Dollar Financial Corp. for the twelve months ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dollar Financial Corp.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer

August 31, 2010

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Dollar Financial Corp. for the twelve months ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dollar Financial Corp.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and
Chief Financial Officer

August 31, 2010

Exhibit 32.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Dollar Financial Corp. for the twelve months ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dollar Financial Corp.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance and
Corporate Controller

August 31, 2010


The Money Shop
The UK's No1 for cheque cashing, cash advances and cash loans
The Money Shop
All cheques
cashed at
2.99%
Bring our advert from Yellow Pages to claim.
Shoe Zone
No loading at any time

Money Mart® Loan Mart® The Money Shop CCS Financial Services THE CHECK CASHING STORE

mce Merchant Cash Express SUTTONS & ROBERTSONS FINE JEWELLERS & PAWNBROKERS SINCE 1770 optima PAYDAY express Dealers' Financial Services, LLC



Money Mart
Money Mart
NOW OPEN
PAYDAY LOANS
Money Mart
Lowest Price Match
GUARANTEE
OPEN
WESTERN UNION
Money Mart
NOW OPEN

DOLLAR FINANCIAL CORP

DOLLAR FINANCIAL CORP.
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400

www.dfg.com
NASDAQ: DLLR